FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E.
6-1-06

SEC MAIL PROCESSING RECEIVED JUN 7 2006 WASH, D.C. 160 SECTION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

06037250

For the Month of June 2006

Commission File Number: 0-16350

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

WPP GROUP PLC

(Translation of registrant's name into English)

27 Farm Street, London W1J 5RJ England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

EXHIBIT INDEX

Exhibit No.	Description
1	Annual Report and Accounts 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

WPP GROUP PLC
(Registrant)

Date: June 6, 2006

By: [signature]
Paul Richardson
Group Finance Director

Annual Report & Accounts 2005





Contents

How we're rewarded

Our 2005 financial statements

Operating & financial review



About share ownership

Where to find us

Current and historical financial information, including trading statements, news releases and presentations are available online at www.wpp.com/investor

You can sign up to receive WPP news and announcements by e-mail at www.wpp.com/emailservices

For a quick, pre-digested, highly-compressed version of this Annual Report: read the next six pages. The full story starts on page 8. Please read that, too.

WPP is one of the world's largest communications services groups, made up of leading companies in:

- ○ Advertising
- ○ Media investment management
- ○ Information, insight & consultancy
- ○ Public relations & public affairs
- ○ Branding & identity
- ○ Healthcare communications
- ○ Direct, promotion & relationship marketing
- ○ Specialist communications

WPP companies provide communications services to clients worldwide including more than 300 of the Fortune Global 500; over one-half of the NASDAQ 100 and over 30 of the Fortune e-50.

Our companies work with over 390 clients in three or more disciplines. More than 270 clients are served in four disciplines; these clients account for around 60% of Group revenues. The Group also works with nearly 220 clients in six or more countries.

Collectively, the Group has 92,000* people working in over 2,000 offices in 106 countries.

Our companies and their websites are listed on pages 10 and 11.

*Including associates.


WPP

Why we exist

Our mission

To develop and manage talent; to apply that talent, throughout the world, for the benefit of clients; to do so in partnership; to do so with profit.



Within the WPP Group, our clients have access to companies with all the necessary marketing and communications skills; companies with strong and distinctive cultures of their own; famous names, many of them.

WPP, the parent company, complements these companies in three distinct ways.

1 First, it relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally. For the operating companies, every administrative hour saved is an extra hour to be devoted to the pursuit of professional excellence.

2 Secondly, the parent company encourages and enables operating companies of different disciplines to work together for the benefit of clients. Such collaborations have the additional benefit of enhancing the job satisfaction of our people. The parent company also plays an across-the-Group role in the following functions: the management of talent, including recruitment and training; in property management; and in procurement, information technology and knowledge sharing.

3 And, finally, WPP itself can function as the 21st century equivalent of the full-service agency. For some clients, predominantly those with a vast geographical spread and a need for marketing services ranging from advertising through design and website construction to research and internal communications, WPP can act as a portal to provide a single point of contact and accountability.

Read more about our role on page 12.

The Advertising & Marketing Services Industry: New markets and new technologies

2005 was WPP's best ever year by all metrics. 2006 has already shown more growth. It should – in theory – be better still.

It didn't, however, look that way at the beginning of 2005. The calendar offered no big events to boost advertising and marketing services spending, suggesting it would be the weakest of the four-year cycle to 2008. Moreover, 2004 was a hard act to follow. In that year, the world fully recovered from the internet bust of 2000, boosted in part by politics and sport. But, in the end, 2005 confounded expectations – achieving for the first time 15% operating margins under 'old' 2004 UK GAAP measures.

2006 should benefit from a 'mini-quadrennial' – mid-term Congressional elections in the US, the Turin Winter Olympics and soccer's World Cup in Germany. And 2007 will be the platform for 2008 – a 'maxi-quadrennial' dominated by the US presidential elections. The blockbuster Beijing Olympics and the European Football Championships will also accelerate spending.

The short-term picture for the communications services industry has improved. The immediate issues of government extravagance, consolidation among clients, media owners, retail and agencies, increasing trade and price promotion, fees, procurement and outsourcing, media fragmentation and super-agencies are opportunities as much as threats.

In the long term, advertising and marketing services as a proportion of GNP will better the cyclical peak established in 2000. Globalisation and the growth of Asia Pacific, overcapacity and the shortage of human capital, the web, the demand for internal communications and retail concentration should continue to assure our industry's importance.

Sir Martin Sorrell's article begins on page 70.

The Life & Works of Stephen King

Jeremy Bullmore and Judie Lannon pay tribute to one of the founding fathers of modern advertising practice with a brief biography, an analysis of Stephen's published writings and edited highlights from them.

The tribute appears on pages 90 to 93.

A collection of Jeremy Bullmore's acclaimed Annual Report essays is now available in book form. Please see page 90.



Financial summary*

	2005	2004	Change %
Turnover (billings)	£26,674m	£19,598m	+36.1
Revenue	£5,374m	£4,300m	+25.0
Headline EBITDA[1]	£877m	£664m	+32.1
Headline operating profit[1]	£721m	£531m	+35.8
Reported operating profit	£653m	£476m	+37.2
Headline PBIT[1]	£755m	£560m	+34.8
Headline PBIT margin	14.0%	13.0%	+1.0
Headline PBT[1]	£669m	£490m	+36.5
Reported PBT	£592m	£434m	+36.4
Headline diluted earnings per share[1,3]	36.0p	27.9p	+29.0
Headline diluted earnings per ADR[1,2,3]	$3.27	$2.56	+27.7
Ordinary dividend per share	9.34p	7.78p	+20.1
Ordinary dividend per ADR[2]	85.0¢	71.3¢	+19.2
Net debt at year-end	£804m	£555m	+44.9
Average net debt[4]	£1,212m	£1,083m	+11.9
Ordinary share price at year-end	629.0p	573.0p	+9.8
ADR price at year-end	$54.00	$54.67	-1.2
Market capitalisation at year-end	£7,881m	£6,792m	+16.0

	At 10 May 2006
Ordinary share price	681.5p
ADR price	$63.35
Market capitalisation	£8,524m

Notes

*These figures have been prepared under IFRS (International Financial Reporting Standards, incorporating International Accounting Standards).

[1] The calculation of 'headline' measurements of performance (including Headline EBITDA, Headline operating profit, Headline PBIT, Headline PBT and Headline earnings) is shown in note 32 of the financial statements.

[2] One American Depositary Receipt represents five ordinary shares. These figures have been translated for convenience purposes only using the income statement exchange rates shown on page 150. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

[3] Earnings per share is calculated in note 10 of the financial statements.

[4] Average net debt is defined on page 184.



2005 results

Our twentieth year was a record one. Our results for 2005 reflect the continued, steady strength of the world economy positively impacting almost all disciplines and geographies, and, in addition, include the results of Grey Global Group ('Grey') with effect from 7 March 2005, which has performed well and made a strong contribution to the Group's results.

Revenues were up 25% to £5.4 billion. Operating margin was up 1.0 margin points to 14.0%, ahead of our objective of 13.7%. Headline PBIT – that is before goodwill impairment, amortisation of acquired intangibles, interest, tax and investment gains and write-downs – was up almost 35% to £755 million.

Headline profit before tax was up over 36% to £669 million. Reported profit before tax was up over 36% to £592 million. Headline diluted earnings per share were up 29% to 36.0p and reported diluted earnings per share up almost 27% to 29.7p.

Total share owner return improved, with your share price rising by almost 10% to 629.0p over the year and dividends rising 20% to 9.34p. The share price has advanced a further 8% to 681.5p at the time of writing.

Based on constant currency comparisons, on a like-for-like basis, revenues were up 5.5% for the year, up 6% in the first half and 5% in the second half. This appears to have been at or above the growth in the worldwide market, with the Group maintaining or increasing market share.

Sector and geographic performance

By sector, Media investment management led the way, along with direct, internet and interactive-related activities and Healthcare communications. Advertising, Information, insight & consultancy, Branding & identity and Specialist communications, showed consistent growth. Public relations & public affairs also continued to show significant improvement following a strong year in 2004.

Marketing services contributed 52% of our revenues in 2005.

By geography, Asia Pacific, Africa and the Middle East, Latin America and Central and Eastern Europe led the way. Western Continental Europe, although relatively more difficult, improved slightly in the second half. Markets outside North America represented 61% of our revenues, a similar level to 2004, due to the impact of Grey.

Our long-term objectives are to increase the combined geographic share of revenues of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, from around 20% to one-third. We also aim to increase the share of revenues of marketing services from 52% to two-thirds; and to increase the share of more measurable marketing services – such as Insight, information & consultancy, and direct, interactive and internet – from around one-third of our revenues to 50%.

Cash flow

The objective introduced in 2003 of covering outgoings by free cash flow was achieved, excluding the net cash element of the acquisition of Grey. We now generate over $1 billion per annum of cash flow – available for enhancing share owner value through capital expenditure, acquisitions, dividends and share buybacks.

Future objectives

We will continue to focus on our key objectives – improving operating profits and margins, increasing cost flexibility, using free cash flow to enhance share owner value and improve return on capital employed, continuing to develop the role of the parent company in adding value to our clients and people, developing our portfolio in high-revenue growth areas, both geographically and functionally, and improving our creative quality and capabilities.

Outlook

Worldwide economic conditions seem set to continue to show steady growth in 2006, although concerns remain over the Middle East, oil and commodity prices and the twin deficits of the US economy.

Although growth in the world economy continues to be led by Asia Pacific, Latin America, Africa and the Middle East, Russia and the CIS countries, even Western Continental Europe may continue the improvement seen in the second half of 2005, although the UK looks soft.

2006 should benefit from the 'mini-quadrennial' impact of the mid-term US Congressional elections, the FIFA World Cup and the Winter Olympics in Turin.

2007 should also benefit from the build-up to the US Presidential elections and the Beijing Olympics in 2008, which, as a maxi-quadrennial year, should be a very strong one, buoyed by those events plus heavy US political advertising and the European Football Championships.

Our letter to share owners starts on page 18.

Our 2005 operating & financial review and financial statements are presented in full on pages 132 to 185 and at www.wpp.com/investor



2005 revenue[2] by geography

%	
North America	39
UK	15
Continental Europe	27
Asia Pacific, Latin America, Africa & Middle East	19

2005 Headline PBIT[1,2] by geography

%	
North America	46
UK	11
Continental Europe	24
Asia Pacific, Latin America, Africa & Middle East	19

2005 revenue[2] by sector

%	
Advertising and Media investment management	48
Information, insight & consultancy	15
Public relations & public affairs	10
Branding & identity, Healthcare and Specialist communications	27

2005 Headline PBIT[1,2] by sector

%	
Advertising and Media investment management	53
Information, insight & consultancy	11
Public relations & public affairs	10
Branding & identity, Healthcare and Specialist communications	26

Notes

[1] Percentages are calculated on a constant currency basis. See definition on page 184.

[2] Headline PBIT: The calculation of Headline PBIT is set out in note 32 of the financial statements.

Non-executive chairman

Philip Lader
Chairman of the Nomination committee
Member of the Compensation committee

Executive directors

Sir Martin Sorrell
Chief executive

Paul Richardson
Finance director

Howard Paster
Director

Mark Read
Strategy director

Non-executive directors

Colin Day

Esther Dyson
Member of the Compensation committee
Member of the Audit committee

Orit Gadiesh

David Komansky
Member of the Nomination committee

Christopher Mackenzie
Member of the Compensation committee
Member of the Nomination committee

Stanley (Bud) Morten
Current chairman of the Compensation committee
Member of the Audit committee
Senior independent director

Koichiro Naganuma

Lubna Olayan

John Quelch

Jeffrey Rosen
Future chairman of the Compensation committee
Member of the Audit committee

Paul Spencer
Chairman of the Audit committee

Members of the Advisory Board
Jeremy Bullmore
John Jackson

Company Secretary
Marie Capes

Directors' biographies appear on pages 94 to 96.

Corporate governance

The Board of Directors as a whole is collectively accountable to the Company's share owners for good corporate governance and is committed to achieving compliance with the principles of corporate governance set out in the Combined Code.

Our goal is to comply with relevant laws, regulations, and guidelines such as the Combined Code, the US Sarbanes-Oxley Act of 2002 the NASDAQ rules, and their related regulations and, as far as is practicable, policies such as the Hermes Principles and those issued by the Association of British Insurers (ABI), the National Association of Pension Funds (NAPF), the Pensions Investment Research Consultants (PIRC).

WPP operates a system of internal control, which is maintained and reviewed in accordance with the Combined Code and the guidance in the Turnbull Report as well as the relevant provisions of the Securities Exchange Act of 1934 as they currently apply to the Company. In the opinion of the Board, the Company has complied throughout the year with the Turnbull Report and has also complied with the relevant provisions of the Securities Exchange Act of 1934.

Corporate responsibility

Paul Richardson is the Board director responsible for assessing corporate responsibility risks for 2006. He chairs WPP's Corporate responsibility committee, established in 2003, which advises on policy, monitors emerging issues and co-ordinates communication among Group companies. The Committee is made up of senior representatives from WPP's major business categories. It identifies and assesses significant corporate responsibility risks and opportunities for the business.

WPP's three most significant corporate responsibility issues are:

The impact of our work including marketing ethics, compliance with marketing standards, protection of consumer privacy, social and cause-related marketing. The work our operating companies produce is part of our corporate responsibility performance. They are expected to comply with all laws, regulations and codes of marketing practice as well as our own Code of Business Conduct.

Employment including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety. Our goal is to have a talent base that reflects the communities in which we operate. We believe diversity contributes to creativity, new ideas and a richer workplace. In 2005, WPP invested £32.7 million in training and well-being across the Group.

Social investment including pro bono work, donations to charity and employee volunteering. In 2005, our total social investment was worth £17.3 million, equivalent to 0.32% of revenue (2.9% of reported pre tax profits). This includes £13.9 million in pro bono work (based on the fees the benefiting organisations would have paid for our work) and £3.4 million in donations.

Full details of our governance policies and practices, and our corporate responsibility activities, can be found on pages 99 to 115.

Executive remuneration policy is set by WPP's Compensation committee and is governed by three guiding principles:

○ Competitiveness
○ Performance
○ Alignment to share owner interests

During 2005, the Compensation committee undertook a thorough review of the Group's current compensation and incentive strategy.

The committee subsequently decided to make a number of significant changes to the way in which compensation is to be delivered whilst at the same time staying true to the principles of compensation described above. In summary this entailed:

○ Single-year performance awards, delivered as restricted stock awards and vesting a further two years after the end of the one-year performance period, replaced awards previously made under the operating company Long Term Incentive Plans.
○ Similarly at the parent company, the use of Executive Shares Awards replaced awards previously made under the Performance Share Plan. Again, these awards will vest two years after the end of the one-year performance period.
○ A significantly reduced use of stock options. Awards of stock options have not been made to executive directors since 1995. Below this level, options will now only be used in special circumstances, such as a recruitment incentive.
○ Future awards of stock made on an annual basis to the WPP Leaders, Partners and High Potential Groups will all be in the form of restricted stock which vest three years after grant.

Our directors' remuneration and interests are described on pages 122 to 131. A full report from the Compensation committee starts on page 116.



WPP is quoted on the London Stock Exchange and NASDAQ in New York.

Analysis of shareholdings

Issued share capital as at 31 December 2005: 1,252,899,372 ordinary shares, owned by 11,572 share owners.

Share owners by geography

○ UK	41%
○ US	43%
○ Asia Pacific, Latin America, Africa & Middle East and Continental Europe	16%



Share owners by type

○ Institutional investors	95%
○ Employees	4%
○ Other individuals	1%



Substantial share ownership

As at 4 May 2006, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

Legal & General	4.15%
WPP ESOPs	4.05%
Legg Mason	3.98%
Barclays	3.11%
AIM Management	3.05%

The disclosed interests of all of the above refer to the respective combined holdings of those entities and to interests associated with them. The Company has not been notified of any other holdings of ordinary share capital of 3% or more.

Share owner relations

WPP has a well-developed continuous program to address the needs of share owners, investment institutions and analysts, supplying a regular flow of information about the company, its strategy, performance and competitive position.

WPP's website, www.wpp.com, provides current and historical financial information including trading statements, news releases and presentations.

More information relating to share ownership can be found on pages 186 to 189.

Who we are

WPP is one of the world's largest communications services groups, made up of leading companies in:

Advertising
Media investment management
Information, insight & consultancy
Public relations & public affairs
Branding & identity
Healthcare communications
Direct, promotion & relationship marketing
Specialist communications



Every WPP company is a distinctive brand in its own right; all with their own identities and own areas of expertise. That is their strength. What they have in common is in harnessing intelligence, talent and experience to bring competitive advantage to their clients.

Through our companies and associates, WPP offers a comprehensive and, when appropriate, integrated range of communications services to national, multinational and global clients.

Our companies work with more than 300 of the Fortune Global 500; over one-half of the NASDAQ 100 and over 30 of the Fortune e-50. Over 390 clients are served in three or more disciplines. More than 270 clients are served in four disciplines; these clients account for around 60% of Group revenues. The Group also works with nearly 220 clients in six or more countries.

Collectively, the Group has 92,000* people working in over 2,000 offices in 106 countries.

* Including associates.


MindShare
Dovetail
Buchanan communications
MillwardBrown
Mando
IMRB International
mjm
The Focus Network
ohal
ALLIANCE
OgilvyOne worldwide
MEDIAPRO
The Mattson Jack Group
Dentsu Y&R
MEDIACOM
HenleyCentreHeadlightVision
ROBINSON LERER & MONTGOMERY
Banner Corporation
B·K·S·H & Associates
CommonHealth
kmr group
einsonfreeman
GREYWORLDWIDE
PRISM
HILL & KNOWLTON
Kantar
Landor
SPAFAX
MosaicaMD
performance
addison
Y&R
FINSBURY
The Geppetto Group
THE STORE
PSM
CENTER PARTNERS
EWA Bespoke Communications
winglatino
LIGHTSPEED RESEARCH
BRIERLEY & PARTNERS
Kang & Lee Advertising
YOUNG & RUBICAM BRANDS
rtcrm
VML
Burson-Marsteller
THE EVENT UNION
[BRANDBUZZ]
uwg
SUDLER & HENNESSEY
Ogilvy
A. Eicoff & Company
everystone uncovering opportunities and delivering value
goodtechnology
GREY HEALTHCARE GROUP
The Farm
WUNDERMAN
Ogilvy Healthworld
FUSION
BDG workfutures
ziment Group
amp Connect
PCI FITCH
ADDEDVALUE
SOHO SQUARE
JWT
BROUILLARD COMMUNICATIONS
WARWICKS
WalkerGroup
xm
ENTERPRISE IG
GREYGLOBAL GROUP
CHIME COMMUNICATIONS PLC
thebravogroup
Cohn & Wolfe Driven by Ideas
CANNONDALE
Diamond Ogilvy Group
LG Ad
S,C,P,F...
Ogilvy Public Relations Worldwide
FITCH
GLOBAL SPORTNET
groupm
JOSHUA
141 worldwide
Lambie-Nairn
MAXUS
metro
bprr
dialogue
UNITED
ADK
GRASS ROOTS inspiring people
mediaedge:cia
clarion communications
red cell
BatesAsia
Ogilvy Primary Contact
THE FOOD GROUP
BDG McColl
Quinn Gillespie & Associates LLC
HighCo
bmrb
PSB Penn, Schoen & Berland Associates, Inc.
RESEARCH INTERNATIONAL
kinetic
David
THE PARTNERS
COLEY PORTER BELL
Glendinning Management Consultants
digit
IPAN
Headcount
Wexler & Walker public policy associates
clever media
geometry
DIRECTIMPACT
KnowledgeBase Marketing, Inc. A Wunderman Company
JWT Specialized Communications
marsteller
MAX Marketing
G2
gci
FORWARD
syzygy

Our companies & associates

Advertising

ADK[1]
www.adk.jp

Bates Asia
www.batesasia.com

BrandBuzz[□]
www.brandbuzz.com

Dentsu Y&R[1,2,□]
www.yandr.com

Diamond Ogilvy
www.diamond.co.kr

Grey Worldwide[•]
www.greyglobalgroup.com

LG Ad[1]
www.lgad.co.kr

JWT
www.jwt.com

Marsteller Advertising[□]
www.marsteller.com

Ogilvy & Mather Worldwide
www.ogilvy.com

Red Cell

Soho Square
www.sohosq.com

The Voluntarily United Group of Creative Agencies
www.group-united.com

Y&R[□]
www.yandr.com

Media investment management

GroupM:

MAXUS
www.maxusglobal.com

MediaCom
www.mediacom.com

Mediaedge:cia
www.mecglobal.com

MindShare
www.mindshareworld.com

Outrider[▲]
www.outrider.com

Other media agencies

Kinetic Worldwide[2]
www.kineticww.com

KR Media[3]

Information, insight & consultancy

The Kantar Group:
www.kantargroup.com

Added Value
www.added-value.com

BPRI
www.bprigroup.com

Cannondale Associates
www.cannondaleassoc.com

Center Partners
www.centerpartners.com

Everystone
www.everystonegroup.com

Focalyst[2]
www.focalyst.com

Fusion 5
www.fusion5.com

Glendinning
www.glendinning.com

Henley Centre HeadlightVision
www.hchlv.com

IMRB International
www.imrbint.com

KMR Group
www.kmr-group.com

– AGBNielsen Media Research[2]
www.agbgroup.com

– BMRB International
www.bmrb.co.uk

– IBOPE Media Information[1]
www.ibope.com.br

– Marktest[1]

– Mediafax
www.mediafax-pr.com

Lightspeed Research
www.lightspeedresearch.com

MVI
www.mventures.com

Mattson Jack Group
www.mattsonjack.com

Millward Brown
www.millwardbrown.com

Research International
www.research-int.com

RMS Instore
www.rms-uk.com

Ziment Group
www.zimentgroup.com

Other marketing consultancies

ohal
www.ohal-group.com

Public relations & public affairs

BKSH[□]
www.bksh.com

Blanc & Otus
www.blancandotus.com

Buchanan Communications
www.buchanan.uk.com

Burson-Marsteller[□]
www.bm.com

Chime Communications PLC[1]
www.chime.plc.uk

Clarion Communications
www.clarioncomms.co.uk

Cohn & Wolfe[□]
www.cohnwolfe.com

Finsbury
www.finsbury.com

GCI Group[•]
www.gcigroup.com

Hill & Knowlton
www.hillandknowlton.com

Ogilvy Public Relations Worldwide
www.ogilvypr.com

Penn, Schoen & Berland[□]
www.psbsurveys.com

Quinn Gillespie
www.quinngillespie.com

Robinson Lerer & Montgomery[□]
www.rlmnet.com

Timmons and Company
www.timmonsandcompany.com

Wexler & Walker Public Policy Associates
www.wexlergroup.com

Branding & identity

Addison Corporate Marketing[°]
www.addison.co.uk

BDGMcColl
www.bdg-mccoll.com

BDGworkfutures
www.bdgworkfutures.com

Coley Porter Bell
www.cpb.co.uk

Dovetail
www.dovetailfurniture.com

Enterprise IG[°]
www.enterpriseig.com

Fitch
www.fitchww.com

Lambie-Nairn[°]
www.lambie-nairn.com

Landor Associates[□°]
www.landor.com

The Partners[□°]
www.thepartners.co.uk

VBAT[°]
www.vbat.nl

Walker Group[°]
www.wgcni.com

Warwicks
www.warwicks-uk.com

Healthcare communications

CommonHealth
www.commonhealth.com

Feinstein Kean Healthcare
www.fkhealth.com

Grey Healthcare Group[°]
www.ghgroup.com

Ogilvy Healthworld
www.ogilvyhealthworld.com

Sudler & Hennessey[□]
www.sudler.com

Direct, digital, promotion & relationship marketing

A. Eicoff & Co
www.eicoff.com

Bridge Worldwide
www.bridgeworldwide.com

Brierley & Partners[1]
www.brierley.com

Dialogue Marketing
www.dialmkg.com

Digit
www.digitlondon.com

Einson Freeman
www.einsonfreeman.com

EWA
www.ewa.ltd.uk

FullSIX[3]
www.fullsix.com

Good Technology[▲□]
www.goodtechnology.com

Grass Roots[1]
www.grg.com

G2[°]
www.g2.com

– G2 Branding & Design

– G2 Interactive

– G2 Direct & Digital

– G2 Promotional Marketing

Headcount Worldwide Field Marketing
www.headcount.co.uk

High Co[1]
www.highco.fr

KnowledgeBase Marketing[□]
www.knowledgebasemarketing.com

Mando Brand Assurance
www.mando.co.uk

Maxx Marketing
www.maxx-marketing.com

OgilvyOne Worldwide
www.ogilvy.com

RMG Connect
www.rmgconnect.com

RTC Relationship Marketing[□]
www.rtcrm.com

syzygy[1]
www.syzygy.net

VML[□]
www.vml.com

Wunderman[□]
www.wunderman.com

141 Worldwide
www.141worldwide.com

Specialist communications

Corporate/B2B

Brouillard
www.brouillard.com

Ogilvy Primary Contact
www.primary.co.uk

Custom media

Forward
www.theforwardgroup.com

Spafax
www.spafax.com

Demographic marketing

The Bravo Group[□]
www.thebravogroupyr.com

Kang & Lee[□]
www.kanglee.com

MosaicaMD

UniWorld[1]
www.uniworldgroup.com

WINGLATINO[°]
www.winglatino.com

Employer branding/recruitment

JWT Specialized Communications
www.jwtworks.com

Event/face-to-face marketing

MJM
www.mjmcreative.com

PCI Fitch
www.fitch.com

The Event Union

– MJM

– Pro Deo
www.prodeo.com

– facts + fiction
www.factsfiction.de

Foodservice marketing

The Food Group
www.thefoodgroup.com

Sports marketing

Global Sportnet
www.globalsportnet.com

Performance SportEnt
www.performance-worldwide.com

PSM
www.premiere.co.uk

PRISM Group
www.prismteam.com

Entertainment marketing

Alliance[°]
www.alliance-agency.com

Youth marketing

The Geppetto Group
www.geppettogroup.com

G Whiz[°]
www.thinkgwhiz.com

Real estate marketing

Pace
www.paceadv.com

Technology marketing

Banner Corporation[□]
www.b1.com

Media & production services

Clockwork Capital[1]
www.clockworkcapital.com

The Farm Group
www.farmpost.co.uk

MEDIAPRO Group[1]
www.mediapro.es

Metro Group
www.metrobroadcast.co.uk

WPP knowledge communities

The Channel
dmuir@wpp.com

The Store
m.johnson@the-store.org

Key

[1] Associate
[2] Joint venture
[3] Minority investment
[□] A Young & Rubicam Brands company
[▲] A Mediaedge:cia company
[○] A member of B to D Group
[°] A Grey Global Group company
As at May 2006





Why we exist

Our mission
*To develop and manage talent;
to apply that talent,
throughout the world,
for the benefit of clients;
to do so in partnership;
to do so with profit.*

Between them, WPP companies have tens of thousands of individual clients. They range from Fortune 500 global giants through single-nation start-ups to the smallest of specialist charities. Diverse as they are, they have one thing in common: in pursuing their objectives, they face formidable competition.

Growing affluence in many parts of the world – combined with over-capacity and over-supply in almost every significant consumer market – have put more and more power into the hands of consumers, accelerated by technology.

As always, if they are to succeed – or even to survive with profit – every competitive company needs an intrinsically appealing product or service. But that, though it remains the most fundamental of requirements, is no longer enough. Just as competitive costermongers arrange their apples in appealing displays, and polish them lovingly to catch their customers' eyes, so all companies need to display their wares compellingly.

They need access to high-quality information, strategic advice and specialist communications skills. And it's in the nature of specialist and creative talent that it is unlikely to flourish within the confines of a manufacturing or service company. People with specialist talents work best – and contribute more – when recruited, trained and inspired by specialist companies.

Within the WPP Group, our clients have access to companies of all the necessary marketing and communications skills; companies with strong and distinctive cultures of their own; famous names, many of them.

WPP, the parent company, complements these companies in three distinct ways.

1 First, it relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally. For the operating companies, every administrative hour saved is an extra hour to be devoted to the pursuit of professional excellence.

2 Secondly, the parent company encourages and enables operating companies of different disciplines to work together for the benefit of clients. Such collaborations have the additional benefit of enhancing the job satisfaction of our people. The parent company also plays an across-the-Group role in the following functions: the management of talent, including recruitment and training; in property management; and in procurement, information technology and knowledge sharing.

3 And finally – a relatively recent development, this – WPP itself can function as the 21st century equivalent of the full-service agency. For some clients, predominantly those with a vast geographical spread and a need for marketing services ranging from advertising through design and website construction to research and internal communications, WPP can act as a portal to provide a single point of contact and accountability.

No two clients are structured in precisely the same way. Within WPP's operating companies, teams can be tailor-made to match any and all.



How we're doing
Financial summary*

Our twentieth year was a record one.
All the key measures were better, reflecting growth across almost all disciplines and geographies.

	2005	2004	Change %
Turnover (billings)	**£26,674m**	£19,598m	+36.1
Revenue	**£5,374m**	£4,300m	+25.0
Headline EBITDA[1]	**£877m**	£664m	+32.1
Headline operating profit[1]	**£721m**	£531m	+35.8
Reported operating profit	**£653m**	£476m	+37.2
Headline PBIT[1]	**£755m**	£560m	+34.8
Headline PBIT margin	**14.0%**	13.0%	+1.0
Headline PBT[1]	**£669m**	£490m	+36.5
Reported PBT	**£592m**	£434m	+36.4
Headline diluted earnings per share[1,3]	**36.0p**	27.9p	+29.0
Headline diluted earnings per ADR[1,2,3]	**$3.27**	$2.56	+27.7
Ordinary dividend per share	**9.34p**	7.78p	+20.1
Ordinary dividend per ADR[2]	**85.0¢**	71.3¢	+19.2
Net debt at year-end	**£804m**	£555m	+44.9
Average net debt[4]	**£1,212m**	£1,083m	+11.9
Ordinary share price at year-end	**629.0p**	573.0p	+9.8
ADR price at year-end	**$54.00**	$54.67	-1.2
Market capitalisation at year-end	**£7,881m**	£6,792m	+16.0

	At 10 May 2006
Ordinary share price	681.5p
ADR price	$63.35
Market capitalisation	£8,524m

Notes
* These figures have been prepared under IFRS (International Financial Reporting Standards, incorporating International Accounting Standards).
[1] The calculation of 'headline' measurements of performance (including Headline EBITDA, Headline operating profit, Headline PBIT, Headline PBT and Headline earnings) is shown in note 32 of the financial statements.
[2] One American Depositary Receipt represents five ordinary shares. These figures have been translated for convenience purposes only using the income statement exchange rates shown on page 150. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.
[3] Earnings per share is calculated in note 10 of the financial statements.
[4] Average net debt is defined on page 184.

Revenue[1]
£m


05 5,374
04 4,300
03 4,106
02 3,908
01 4,022

Headline EBITDA[1,2]
£m


05 877
04 664
03 661
02 574
01 607

Headline PBIT[1,2]
£m


561
468
534
560
755
20
18
16
14
12
10
8
6
4
2
0
01
02
03
04
05
Headline PBIT[2] margin

Headline diluted earnings per share[1,2]
p


30.9
23.8
29.0
27.9
36.0
36
30
24
16
8
0
01
02
03
04
05
Dividends per share p

After tax return on average capital employed[1,3]
%


9.4
6.8
7.5
8.5
9.1
10
9
8
7
6
5
4
3
2
1
0
01
02
03
04
05
Weighted average cost of capital (WACC)

WPP total return to share owners relative to relevant comparators rebased to 31 December 2000


WPP
FTSE 100
Omnicom
Interpublic
150
100
50
0
31 Dec 00
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05
10 May 06

☐ The Group has made the transition to IFRS and the figures for 2004 and 2005 are presented on this basis. Information for 2003 and prior years is on a UK GAAP basis, as previously reported.[1]

Notes

[1] Figures for 2005 and 2004 have been prepared in accordance with IFRS (International Financial Reporting Standards, incorporating International Accounting Standards), which the Group adopted in 2005. Figures for prior years have been prepared under UK GAAP, as previously disclosed in the Group's Annual Report and Accounts for those years.

[2] The calculation of 'headline' measurements of performance (including Headline EBITDA, Headline PBIT and Headline earnings) is shown in note 32 of the financial statements.

[3] Calculated gross of goodwill and using profit after taxation before goodwill impairment and other goodwill write-downs, and gains/losses arising from the revaluation of financial instruments, amortisation of acquired intangible assets, and investment gains and write-downs.

Average net debt[1,5] £m and interest cover multiples



1,069
1,537
1,480
1,083
1,212
10
9
8
7
6
5
4
3
2
1
0
Net interest[4] cover on Headline PBIT[1,3]
01
02
03
04
05

Debt maturity[6] £m



–
450
506
–
–
–
–
–
378
87
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015+

2005 revenue[2] by geography

%

North America	39
UK	15
Continental Europe	27
Asia Pacific, Latin America, Africa & Middle East	19

2005 Headline PBIT[2,3] by geography

%

North America	46
UK	11
Continental Europe	24
Asia Pacific, Latin America, Africa & Middle East	19

2005 revenue[2] by sector

%

Advertising and Media investment management	48
Information, insight & consultancy	15
Public relations & public affairs	10
Branding & identity, Healthcare and Specialist communications	27

2005 Headline PBIT[2,3] by sector

%

Advertising and Media investment management	53
Information, insight & consultancy	11
Public relations & public affairs	10
Branding & identity, Healthcare and Specialist communications	26

Notes

[1] Figures for 2005 and 2004 have been prepared in accordance with IFRS (International Financial Reporting Standards, incorporating International Accounting Standards), which the Group adopted in 2005. Figures for prior years have been prepared under UK GAAP, as previously disclosed in the Group's Annual Report and Accounts for those years.

[2] Percentages are calculated on a constant currency basis. See definition on page 184.

[3] The calculation of Headline PBIT is set out in note 32 of the financial statements.

[4] Interest in 2005 excludes finance costs arising from the revaluation of financial instruments.

[5] Average net debt includes amounts drawn down in each year on the Group's working capital facility (the advance of cash financing against which certain trade debts have been assigned). This facility was repaid and cancelled on 31 August 2005.

[6] Includes corporate bonds, convertible bonds and bank loans payable at par value, excluding any redemption premium due.

Letter to share owners



Dear share owner

WPP's twentieth year was our best ever with key measures exceeding the previous peak years of 2001 and 2004.

Most importantly, total share owner return improved, with your share price rising by almost 10% to 629p over the year and dividends rising 20% to 9.34p. Pleasingly, your share price has advanced a further 8% to 681.5p at the time of writing.

Revenues were up 25% to £5.4 billion. Operating margin was up one margin point to 14% (15% under 2004 UK GAAP). Headline PBIT – that is before goodwill impairment, amortisation of acquired intangibles, interest, tax and investment gains and write-downs (what a mouthful!) – was up almost 35% to £755 million. Headline profit before tax was up over 36% to £669 million.

Profit before tax was up over 36% to £592 million. Headline diluted earnings per share were up 29% to 36.0p and reported diluted earnings per share up almost 27% to 29.7p.

These results reflect faster growth in almost all regions – North America, Eastern Europe, Asia Pacific, Latin America, Africa and the Middle East – the slower growth area being Western Europe. Similarly, growth was encouraging across all communications services sectors – Advertising, Media investment management, Information, insight & consultancy, Public relations & public affairs, Branding & identity, Healthcare and Specialist communications. As in 2004, we were firing on all cylinders.

These results also reflected continued improvement in productivity, with like-for-like revenues up 5.5% and average headcount on the same basis up 5.2%. Liquidity improved with average net debt up only £132 million (at 2005 exchange rates) despite a net cash outflow of £195 million. Operating margins improved significantly, too – up one margin point after incentives and 0.9 margin points before incentives.

The rest of this letter to you is based on constant currency comparisons, which are more meaningful given currency movements. On a like-for-like basis revenues were up 5.5% for the year, up 6% in the first half and 5% in the second half. This appears to have been above the growth in the worldwide market, with the Group increasing market share.

Revenue growth was also consistently strong in successive quarters, on a like-for-like basis up 5.7%, 6.2%, 4.8% and 5.2%. The momentum was maintained in the first quarter of 2006, with like-for-like revenues up almost 5%. Our like-for-like revenue objective for 2006 remains over 4%, well in line with or above forecasts for the advertising and marketing services industry and worldwide GNP growth.

Media investment management continues to lead growth

By sector, Media investment management led the way, together with Healthcare and Specialist communications, the latter particularly in direct, interactive and internet. But Advertising, Information, insight & consultancy, and Branding & identity also registered good performances. Public relations & public affairs registered its strongest year since 2000. Marketing services fell to 52% of our revenues in 2005 from 54% in the previous year, due to strong growth in Media investment management and the acquisition of Grey Global Group ('Grey'), which was more concentrated in Advertising and Media investment management. We are still, however, more than just an advertising company.

By geography, Asia Pacific, Africa and the Middle East, Latin America and Central and Eastern Europe led the way. The only laggard was Western Europe, particularly France, Germany and the UK, although there was some improvement towards the end of the year and into 2006. As a result, and because of the acquisition of Grey, which was more concentrated in North America, markets outside North America remain at around 61% of our revenues, as compared to 58% in 2003 and 56% in

2002. The influence of the faster-growing markets outside North America is increasing rapidly.

Profits up; liquidity improved

Headline PBIT margins rose to 14.0% from 13.0%, ahead of our original objective of 13.2%. This was particularly encouraging as our income statement reflected our largest-ever incentive pools for record performance. Pre-incentive headline PBIT margins rose by 0.9 margin points to 18.3% from 17.4%. Incentive payments rose to £228 million, or more than four margin points, from £190 million in 2004. Total incentive payments (including share-based payments) were more than 24% of operating profits before bonuses, taxes and income from associates. Our objective remains to pay out approximately 20% at maximum and 15% at target, excluding share option costs. Variable staff costs (freelance, consultants and incentive payments, including share option charges) now account for 7.6% of revenues, almost at last year's peak of 7.8%. This provides a useful shock absorber for operating margins, should revenues again come under pressure.

As a result of all this, headline PBIT rose to £755 million, well over $1 billion for the second year in a row, up more than 31% in constant currencies. Although 2005 was a strong year, some of our first-generation businesses continued to suffer and a non-cash impairment charge reflecting accelerated amortisation of goodwill of £46 million was taken, compared to £41 million in 2004. Pre-tax profits, therefore, rose by almost 32% to £592 million, more than $1 billion for the first time, and diluted headline earnings per share by more than 25% to 36p.

Free cash flow was up strongly at £565 million, compared to £466 million in 2004. Excluding the cash payment for Grey, for the third year in a row we more than achieved our recently introduced cash flow objective of covering all acquisition payments and share re-purchases, and managed to cover dividend payments, too.

Liquidity improved as well, and even after the part-cash acquisition of Grey, your company remains comfortably geared. Net debt averaged £1.212 billion – up £132 million (at 2005 exchange rates) – despite a gross cash payment of £376 million in respect of the acquisition of Grey. In the first quarter of 2006, liquidity has continued to strengthen, with average net debt only up £215 million to £1.043 billion (at 2006 exchange rates) compared with the same period in 2005, again despite the gross cash payment for Grey. Headline interest cover in 2005 was well over eight times. Analysts appear comfortable with average net debt levels of more than twice EBITDA, or over £2 billion, versus our current levels of approximately £1.2 billion.

Industry prospects

Theoretically, 2005 should have been the weakest year of the 2005-2008 quadrennial cycle, with no special events to stimulate growth. In fact, it was the contrary – perhaps reflecting a growing realisation among clients that the only way to succeed is by generating like-for-like revenue growth through innovation and branding. 2006 should, again in theory, be a stronger year, with the Turin Winter Olympics, the FIFA World Cup in Germany and the US Congressional elections stimulating growth. The industry will probably grow at 4-5% in 2006, compared to 3-4% in 2005, with marketing services outpacing advertising, driven primarily by growth in direct, interactive and internet marketing. 2007 should again be a good year, reflecting the build-up to the Beijing Olympics and the 2008 US Presidential election, in which both parties are expected to have well-financed, multi-candidate fields. 2008 should be a blockbuster year not only because of the Summer Olympics and the US elections, but also with the European Championship in Austria and Switzerland. Spending beyond one's means may finally catch up with the US economy in 2009 and result in a global slow-down. 2007 should see growth similar to 2006's or slightly stronger growth, with 2008 escalating to 5-6%.

2005 was an excellent year; 2006, we believe, will see WPP strengthen more. The Company continues to be in its most robust position since 2000. Revenue growth, cost management, productivity, liquidity and balance sheet strength all continued to improve over last year and continue to do so in 2006. Most importantly, our talent base continues to strengthen, particularly as we invest in increasing headcount in 2005 and in 2006.

As far as 2006 and beyond is concerned, there are two principal concerns: America's twin deficits, and Western Europe's stagnation. How long growth can continue when the US government continues to run current account and fiscal deficits remains to be seen. The American consumer remains sluggish, and chairmen and CEOs do not seem willing as yet to raise corporate capital spending consistently to bolster the economy, which – in our view – remains patchy. The 2000 recession was stimulated by a sharp decline in corporate capital spending, which was then ameliorated by stronger consumer spending. The reverse has not happened yet, notwithstanding the strength in corporate profitability, liquidity and margins. Profits as a proportion of GNP are at a 50-year high. At the same time inflation, stimulated by commodity price inflation, in oil and steel in particular, has increased, and the dollar has weakened. Perhaps this is an old-fashioned approach, but operating beyond your

Clients are increasingly coming to the view there is only one way to compete – through innovation and branding.

For the past three or four years, there has been an inexorable focus on cost. It is much more fun to focus on growth – perhaps this partially explains the recent surge in merger and acquisition activity, too.

means seems perilous to us. And a country's currency, we think, comes close to representing its 'stock price'.

Our second worry is that Western Europe continues to stagnate, although there are signs of a slight improvement. France, Germany, Italy and, to a lesser extent the UK, resemble a mature company in a mature industry. There is little top-line growth. With healthcare and pension costs becoming an increasing burden, unless relative interest rates decline and growth is stimulated by further broadening of the European Union, for example by the early entry of Turkey or by more liberal corporate and social tax policies, Western Europe may be trapped in a sluggish, lack-of-growth scenario, falling further behind the US and Asia Pacific. Social and structural costs are significant elements of this concern. The recent introduction of transfer of undertakings legislation in the EU ('TUPE'), for example, represents another burden to bear. In certain circumstances, it is possible that having won an account, the winning agency would have to take on the losing team or pay severance.

Despite these issues, there is evidence – particularly in 2004, 2005 and the early part of 2006 – of a growing focus on top-line growth. Given a low-inflationary environment, limited pricing power and more concentrated retail distribution, clients are increasingly coming to the view there is only one way to compete – through innovation and branding. Promote on price and you create commodities. Innovate and differentiate, you create brands and the right to demand a premium from the consumer. There is a growing realisation that cutting costs alone will not deliver growth targets promised to Wall Street and the City of London. There is a limit to cost reduction, but no ceiling on top-line growth – at least until you reach 100% market share. Further reinforcing this trend, strategic advisors, such as management consultants like McKinsey, counsel a switch in focus from costs to revenues. Corporate strategic plans are increasingly concentrating on managing for growth, instead of managing for value.

Finally, managements are just plain tired of grappling with debilitating cost-management programmes. For the past three or four years, there has been an inexorable focus on cost. It is much more fun to focus on growth – perhaps this partially explains the recent surge in merger and acquisition activity, too.

Grey delivers benefits

Grey, which accounts for about 15% of the enlarged Company, has now been fully integrated and has brought to the Group important strategic assets and strong people. It has a powerful planning and account handling advertising agency led by Jim Heekin, with relationships with major multinational clients of WPP. And it is now raising its levels of creativity. Its strong Media investment management capability, led by Alexander Schmidt-Vogel, is now fully integrated into GroupM, winning large accounts using GroupM networks and planning and research tools. Its public relations capability, led by Jeff Hunt, is now co-ordinating and co-operating with Cohn & Wolfe, ably led by Donna Imperato. Its very strong healthcare capability, probably our fastest growing, is run by Lynn O'Connor Vos. Its strong direct, sales promotion, interactive and internet capability, now uniformly branded G2, is led by Joe Celia. Geographic strengths include the US and Europe (including Eastern Europe) in particular, with interesting bases in Asia Pacific, Latin America, Africa and the Middle East, which are being built up further, organically and by acquisition. Grey also presents big opportunities to build on existing common client opportunities, and explore new relationships.

Our margins

Our 2006 budgets indicate organic growth of 4%, equally balanced between first and second halves, and skewed to greater growth in marketing services. Operating margins are projected to reach 14.5%. So far, we are ahead of budget. The margin objective for 2007 is 15.0% and in 2008 we will aim even higher.

2006 should be a better year for the industry, stimulated by an additional 1% growth through the mini-quadrennial factors, such as the mid-term US Congressional elections, the Turin Winter Olympics and the FIFA World Cup in Germany. The following year should be its equal or even better, as we gear up for the maxi-quadrennial in 2008. As previously noted, that year should be a blowout. In February, when we announced our results for 2005, we already had given guidance on life beyond 15%, and how we might improve further our margin to 19% or 20% under 2004 UK GAAP. This is not so outrageous as some believe, given that our best performing companies in each services sector already perform at a combined Group margin of 17%.

Our top priorities

Our reason for being, the justification for WPP's existence, continues to be to add value to our clients' businesses and our people's careers. Our goal remains to be the world's most successful provider of communications services to multinational and local companies.

To that end, we have three top strategic priorities.

1 First, in the short term, having weathered the internet bust successfully, we need to build on the solid base we have established. Our people are stronger: they are better resourced, motivated and incentivised than when we exited the last recession in the early 1990s.

The Company is also more profitable, more liquid, less leveraged and better structured than then. In the most recent economic cycle, margins peaked at 14.5% and bottomed at 12.3%, as opposed to 10.5% and 5.6% the previous time.

2 Second, in the medium term, to build upon the successful base we have established with the acquisition of Young & Rubicam Brands and Grey. At Grey,the new management structure is now in place and whatever integration targeted, now completed. At Young & Rubicam Brands, our plans are also largely completed, the one remaining task being to complete the management structure at the Y&R advertising agency, where momentum has picked up recently.

3 Our third priority, in the long term or over the next five to 10 years, is to increase the combined geographic share of revenues of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, from around 20% to one-third. We shall also aim to increase the share of revenues of marketing services from around 52% to two-thirds; and to increase the share of more measurable marketing services – such as Information, insight & consultancy, and direct, interactive and internet – from around one-third of our revenues to 50%.

Our six objectives

Our six objectives remain as follows:

1 First, to continue to raise operating margins to the levels of the best-performing competition. 15% (under 2004 UK GAAP) has finally been achieved. 20%, or 19% under IFRS, is much tougher, but not out of the question. BBDO, Dentsu and McCann have done so historically, although the pressure became too great in some instances.

It is a relatively recent development for certain multinational marketing companies, when looking to satisfy their global communications needs, to make their initial approach not to operating companies but directly to parent companies.

All our clients, whether global, multinational or local, continue to focus on the quality of our thinking, co-ordination of communications, and price. In response, we focus on talent, structure and incentives.

2 Second, to continue to increase flexibility in the cost structure. Great strides were made in 2004 and 2005 on this. Peak flexibility historically was in 2000, at 6.6% of revenues in variable staff costs. Now at 7.6% in 2005, and 7.8% in 2004, we have seen new peaks; and once again we have a sufficient 'shock absorber' in our cost structure, if revenue growth weakens.

3 Third, to improve total share owner return by maximising the return on investment on the Company's £600 million free cash flow. There are broadly three alternative uses of funds:

- Capital expenditure, which usually approximates the depreciation cost. Pressure here has eased as technology pricing has fallen, although we are investing more in real estate, particularly in the US, to secure greater efficiencies.
- Mergers and acquisitions, which have historically taken the lion's share of free cash flow. Here we have raised the hurdle rate on capital utilised so that our return on capital employed may be increased. Even so, there are still interesting opportunities, particularly outside the US, where pricing remains lower and where there is a closer fit with the Company's strategic objectives. Private transactions remain more attractively priced at single-digit price-earnings multiples. Happily, return on capital from Grey exceeded our cost of capital in the first year, and the return from Young & Rubicam Brands, although still below the cost of capital, is rising satisfactorily.
- Dividends or share buy-backs. We have been the only FTSE 100 company to increase its dividend by 20% per annum over the past 10 years. Given dividend cover of more than four times headline earnings and a dividend yield of just over 1%, we can continue to increase the dividend. However, a rolling share buy-back programme appears to offer a more significant benefit to total share owner returns, and we are looking at boosting the level of the share buy-back programme from 1.5-2% of the outstanding share capital to over 2%. In the first quarter of 2006, we were buying back shares at an annualised rate of 2.5%.

4 Fourth, we will continue to enhance the contribution of the parent company. WPP is not just a holding company focused on planning, budgeting, reporting and financial issues, but a parent company that can add value to our clients and our people. We will continue to do this through a limited group of 250 or so people at the centre in London, New York, Hong Kong and São Paulo. This does not mean that we seek to diminish the strength of our operating brands. Our objective is to maximise the added value for our clients with their businesses and our people with their careers.

Many of our initiatives are possible because of the scale on which we now operate. In the optimum use of property, in information technology and in procurement generally, we are able to achieve efficiencies that would be beyond the reach of any individual operating company. But it is also clear that there is an increasing requirement for the centre to complement the operating companies in professional development and client co-ordination.

It is a relatively recent development for certain multinational marketing companies, when looking to satisfy their global communications needs, to make their initial approach not to operating companies but directly to parent companies. Such assignments present major, and increasingly frequent, opportunities for the few groups of our size. It is absolutely essential that we have the professional resources and the practice development capability to serve such clients comprehensively, actively and creatively.

All our clients, whether global, multinational or local, continue to focus on the quality of our thinking, co-ordination of communications, and price. In response, we focus on talent, structure and incentives.

People, people, people

Talent and its management therefore remain the lynchpin of our reason for existence: that is what our clients pay us for. Development of our people and the way we manage that talent is a critical driver of performance; and on that critical dimension, we continue to make significant progress. In the creation of extremely attractive working environments, with highly competitive incentives, we increasingly differentiate ourselves from our competitors and improve the attraction of WPP companies as destinations for talent.

Our quarterly reviews with the operating companies have been restructured, consequently, to give more time and attention to talent and to clients. Our recruiting efforts throughout 2005 were dedicated and especially fruitful as we successfully targeted and attracted top talent within and beyond our industry, often competing with investment banking, management consulting, and private equity offers. The war for talent is fierce, and there is more to be done.

The blueprint for our executive development curriculum has been completed, and our new client leadership training programme has been successfully introduced. Each of our operating companies installed its own approach to performance assessment and succession planning, aimed at developing the careers of their people, improving the quality of feedback, coaching and mentoring they receive and providing for orderly succession. We continued to scrutinise and modify our compensation practices: both to offer competitive and justly based rewards to our existing people and to attract outstanding talent from elsewhere. For the first time Grey was included in our performance and assessment approach in 2005. Our incentives assessment and rewards methodology have been enthusiastically received.

A communications services company must be a model of excellent external and internal communications. To that end, we are broadening the understanding of the Group's vast resources through a raft of regular communications: our regular *FactFiles* profiling Group resources/companies/products; our monthly public online news bulletin, *e.wire*; our quarterly global newspaper, *The WIRE*; our annual *Atticus Journal* of original marketing thinking; and our annual Corporate Responsibility Report. Our online communications continue to be expanded with a comprehensive redevelopment of the WPP intranet and Group website (www.wpp.com).

In property management, we continue to improve the return on our investment in real estate through the WPP Space Program, with planned investment in property database and systems, innovative design and continuous review of key locations. Surplus space, primarily inherited through recent acquisitions, is steadily released from the portfolio, resulting in a reduction of 1,000,000 square feet during the past two years; on our average cost per square foot equivalent to a saving of £24 million. Following this reduction, at the end of 2005 our portfolio was 18.2 million square feet and a further release of 300,000 square feet is expected during 2006.

In procurement, we have set ourselves the goal of becoming the undisputed leader of procurement practice in the global advertising and marketing services industry. With intensified internal training in this area, we have focused on our major markets and categories more favourable for global, regional or country contracts such as IT, telecoms, facilities, travel, professional services and production. This program's success has been demonstrated by improvement of the non-staff costs to revenue ratio in recent years.

In information technology, we continue to integrate core infrastructure support across our offices. As with Cordiant, Grey operations have been quickly integrated into our IT platform, which has allowed the operating companies to concentrate on client-related IT systems development. Convergence of transmission of electronic data, internet, wireless, IP and traditional voice telephony presents us with a further opportunity to standardise our approach to technology at the regional if not global level, and to take advantage of current overcapacity in many of these sectors.

Finally, in practice development we continue to develop horizontal initiatives in a focused set of high-potential areas across our vertical operating brands: in media investment management, healthcare, privatisation, new technologies, new faster-growing markets, internal communications, retail, entertainment and media, financial services, and hi-tech and telecommunications. Specifically, we continue to invest in sharing insights and developing initiatives through The Channel (in media and research) and The Store (in distribution and retail).

In key geographic markets we are increasingly co-ordinating our activities through WPP Country Managers. Despite events at WPP Italy, we continue to believe that increasing co-ordination is required between our brands at the country and global levels, as the arguments for investment in regional management become weaker. However, the activities of Country Managers must be closely aligned and monitored. In addition, we are appointing a small number of WPP Global Client Leaders to co-ordinate our efforts on behalf of clients and to ensure they get maximum benefit from their relationships with WPP operating brands.

Furthermore, we continue to encourage internal strategic alliances and promote co-operation. Practice development initiatives have thereby been reinforced in such areas as healthcare, internal communications, and media and entertainment. This has been especially important to manage our portfolio of direct investments in new media.

All these initiatives are designed to ensure that we, the parent company, really do (and are perceived to) inspire, motivate, coach, encourage, support and incentivise our operating companies to achieve their strategic and operational goals.

5 Fifth, as we move up the margin curve, we intend to place greater emphasis on revenue growth. One legitimate criticism of our performance against the best-performing competition is our comparative level of organic revenue growth. 2000 was a bumper year but unsustainable. In 2001, we disappointingly moved back into the middle of the pack. But there was a significant revival in 2002 and 2003, when we were one of only two of the major companies that showed revenue growth. 2004 was punctuated with a number of high-profile wins, resulting in the second strongest organic growth performance in the industry, and 2005 saw strong growth again among the leaders in the industry.

Our practice development activities are also aimed at helping us position our portfolio in the faster-growing functional and geographic areas. So far in 2006, the Group has made acquisitions or increased equity interests in Advertising and Media investment management in the US, the UK, Germany, South Africa, Israel, China, Singapore and Brazil; in Public relations & public affairs in India; and in Direct, internet & interactive in the US and China.

These acquisitions continue to move us forward to our aforementioned strategic priorities; expanding the market shares of our businesses in Asia Pacific, Latin America, Africa and the Middle East to one-third; in marketing services to two-thirds; and in Information, insight & consultancy, direct and interactive, to one-half.

We will expand our strong networks – Ogilvy & Mather, JWT, Y&R, Grey, United, BatesAsia, MindShare, Mediaedge:cia, MediaCom, Research International, Millward Brown, KMR, Hill & Knowlton, Ogilvy Public Relations Worldwide, Burson-Marsteller, Cohn & Wolfe, GCI, OgilvyOne, Wunderman, 141 Worldwide, G2, CommonHealth, Sudler & Hennessey, Ogilvy Healthworld, Grey Healthcare, Enterprise IG, Landor and Fitch – in high-growth markets or where their market share is insufficient.

In 2005, in addition to the completion of the acquisition of Grey, we strengthened our position in Advertising and Media investment management in the US, the UK, Denmark, the Netherlands, Spain, Russia, Israel, Argentina, Hong Kong and Australia; in Information, insight & consultancy in the US, the UK, Poland, China, Hong Kong, Korea and New Zealand; in Public relations & public affairs in the US, Denmark, Bahrain, Argentina, India, China and Australia; in Healthcare communications in the US, the Netherlands and Switzerland; and in direct, internet and interactive in the US.

We will also enhance our leadership position in Information, insight & consultancy by further development of our key brands with particular emphasis on North America, Asia Pacific and Latin America. We will accelerate our growth of panels and have established a Kantar-wide operational capability. We will reinforce our growing position in media research through KMR, which includes our investments in television audience research through IBOPE, AGBNielsen Media Research and Marktest, which, combined, are the market leader outside North America. In addition, we will reinforce our worldwide strength in direct and interactive marketing and research through our traditional channels such as The Digital Edge, OgilvyOne, Wunderman, Blanc & Otus and Lightspeed. Although the early 2000-2001 compressions in financial valuations initially offered significant opportunities, we will now also invest directly in the new channels through start-ups, particularly as US valuations in search, for example, have become prohibitive. Lastly, we will continue to develop our specialist expertise in areas such as healthcare, retail and interactive and to identify new high-growth areas.

Creativity remains paramount

Our sixth objective is to improve still further the quality of our creative output. Despite the growing importance of co-ordinated communications and price effectiveness, the quality of the work remains and will remain paramount. If you drew a graph plotting creative awards (as a proxy for creativity) against margins for any group of agencies, there would be a very strong correlation. The more awards, the stronger the margins. The client's procurement department fades into the background when the work is strong. Of the three things we do – strategic thinking, creative execution and co-ordination – creative execution is undoubtedly the most important, and that means creativity in its broadest sense.

Clients look for creative thinking and output not just from advertising agencies, public relations and design companies, but also from our media investment management companies, MindShare, Mediaedge:cia, MAXUS and MediaCom, and our research companies. Millward Brown remains arguably one of our most creative brands. Witness its new global brands survey with the *Financial Times*.

We will achieve this objective by stepping up our training and development programs; by recruiting the finest external talent; by celebrating and rewarding outstanding creative success tangibly and intangibly; by acquiring strong creative companies; and by encouraging, monitoring and promoting our companies' achievements in winning creative awards. For additional leadership in this regard, Robyn Putter, still worldwide creative director at Ogilvy, has agreed to take on the additional role of WPP's worldwide creative head.

We are committed to achieving these objectives as a substantively responsible corporate citizen of the world at large and the communities in which we operate.

Looking forward

A colossal amount remains to be done – challenging our clients, and therefore us. It seems certain that once these objectives are achieved, they will be replaced by new ones.

As companies grow in size, most chairmen and CEOs become concerned that their organisations may become flabby, slow to respond, bureaucratic and sclerotic.

Any sensible business leader aggressively resists this phenomenon; we all seek the benefits of size and scale without sacrificing the suppleness and energy of a smaller firm. And, for the first time, new technologies now make this possible on a global platform.

WPP wants the scale and resources of the largest firm together with the heart and mind of a small one.

As a parent company, we continue to develop practical principles and policies for our companies' charitable giving and services to the environment, education, the arts and healthcare based on best-practice guidelines. We conservatively calculate that the WPP organisation contributed an estimated £17.3 million worth of time, skills, materials and money to social and community causes in 2005. A summary of the Group's approach to corporate responsibility can be found on pages 110 to 115.

And finally... a reminder

Those who own shares in WPP – and those who analyse and comment on its performance – quite rightly see it as a single entity; they rate it according to its overall achievements. And it's those achievements that this Report features. It's been a very good year.

But of course, what those aggregate numbers fail to reveal are the extraordinary number, range and diversity of quite separate achievements that go to make up those impressive company totals.

By applying their brains and their talent and their experience to the service of their clients, every company in every discipline on every continent has contributed to that parent company total. The contribution of some 92,000 individual people, representing a vast variety of skills, has gone to make up that parent company total.

And, as always, it is those individual skills that our clients value, and pay for. Project by project, some tens of thousands of them in all, as WPP companies helped make their clients more successful, so, project by project, they added inexorably to the final figures presented here.

So it is entirely right that we should end this letter by acknowledging the true source of our success – and offering our wholehearted gratitude to all those many people who made it happen.

Philip Lader
Chairman

Sir Martin Sorrell
Group chief executive



Reports from our operating brands



Ogilvy & Mather Worldwide



Shelly Lazarus
Chairman and chief executive officer
Ogilvy & Mather Worldwide

As the marketplace, the media, and consumers' expectations have evolved, we have structured our offering to seize the initiative. It could not be more clear what clients want. They want great ideas that can move effortlessly through multiple channels. They want thinking unfettered to specific media. They want diverse capabilities and they want experienced partners. They want leaders who can work together. We are delivering. We have the partners in place who are working across regions and disciplines, creating new and compelling communication solutions. Yes, we are a long way from just the "ad business." And that is a good thing.

Last year we reaped the benefit of more than a dozen years of honing *360 Degree Brand Stewardship*®. This business platform enables us to integrate successfully our growing range of disciplines which now include 141, Ogilvy's brand activation company, Ogilvy PR and Ogilvy Healthworld. We also have brought digital and direct media back into our operations this year as Neo@Ogilvy.

We have made changes in leadership that have allowed us to further our *360* agenda. In North America, where Ogilvy Advertising and OgilvyOne are already closely collaborating, the appointment of Carla Hendra and Bill Gray as co-CEOs of North America promises more cohesion. (They succeed Tro Piliguian who is now WPP's chief operating officer.) Gary Leih, formerly at Ogilvy South Africa, has dramatically reorganized Ogilvy in London; uniting our companies as the single largest marketing communications group in the UK.

While changes like these promise better *360* execution, as practitioners we know that capability alone is not enough. If there is not a great idea at the heart of a campaign, it is a missed opportunity. Great ideas are what clients come to us for. And we've had a number of those big ideas over this past year.

The Dove Campaign for Real Beauty has met with astounding success. It has been overwhelmingly embraced by consumers, including the 90 million who saw the first Dove TV spot to ever air on the Super Bowl. This *360* campaign, now in 30 countries, has generated unprecedented PR, retail excitement, interactive engagement and big sales jumps for Unilever. Dove's designation as international advertiser of the year by *Campaign* magazine and its winning the Grand Prix award at the Euro Effies, demonstrate the admiration from the industry that this campaign has generated.

We continue to innovate on IBM, American Express, Kodak, DHL, Cisco, Kraft and BP among many other clients. Our current clients get the lion's share of our focus and talent because that is the implicit promise of *Brand Stewardship*. Dove's breakout campaign came after 50 years on our roster, which demonstrates how potent deep brand knowledge is in the creative process.

This year we also added a number of new global clients like Lenovo, Morgan Stanley, AstraZeneca, Bristol-Myers Squibb and Novartis. We also gained new business from existing clients such as Coca-Cola, Ford, Goodyear, GSK, Pfizer, Prudential, Unilever and Yahoo! – always a great measure of the value we bring. Importantly, the common denominator in winning all this new business was our *360* approach. It *is* the platform for growth.

Beyond the management changes in the UK and North America, there was significant planned succession elsewhere. Daniel Sicouri took over from Mike Walsh as head of EAME; Guerino Delfino, head of OgilvyOne Italy, now runs all Ogilvy units in that country; Enric Pujadas was named to follow Rolando Sáinz de la Peña as head of Ogilvy in Spain. Christopher Graves now leads Ogilvy PR in Asia, and Martin Liptrot is heading Ogilvy PR in EAME. Departures opened the way for new Worldwide Board members: Tim Isaac, Paul O'Donnell and Tham Khai Meng broadened our representation from Asia and from OgilvyOne, with Khai adding another significant creative voice.

We continue to innovate and expand our Ogilvy offering. This year, we launched David, a network of 10 offices in Asia targeted at companies looking for quick-to-market brand solutions. We launched a consulting practice specializing in the unique trading relationship between Brazil and China. We expanded in Russia and Eastern Europe. We opened an OgilvyOne office in San Francisco to take on more digital assignments for Yahoo!. We opened three new offices in Australia and China, and established an affiliate in Nepal – only the second international agency in that market.

Our Ogilvy partners continue to provide thought leadership, with many becoming recognized experts on the key issues facing our industry. Several colleagues have recently published books. In China, where we are the leading international agency, we established a think tank on branding with Tsinghua University. *Verge*, our hugely popular digital communication summit launched in 2004, has been transformed into a global seminar series. To date we have held 15 *Verge* events in 13 countries. It's been an enormous success in educating clients, bringing knowledge to the industry, and directly generating new business. Our ability to lead in this area is essential as digital and interactive grow ever more central in the marketing agenda.

We had an excellent year in terms of awards and recognition.

Ogilvy Latina's largest offices – Argentina, Brazil, Chile and Mexico – all won multiple Agency of the Year awards and numerous creative awards across disciplines, including Mexico's first-ever Gold Lion at Cannes.

Ogilvy Asia continued its regional creative dominance as the hottest agency in Asia. We were also named the No. 1 regional network in the region, and our creative director, Tham Khai Meng was named the leading creative person. Ogilvy India was named the Creative Agency of the Year for the eighth time in nine years. It was also named No. 1 agency for the third time, with creative leader Piyush Pandey named industry leader.

Offices in other parts of the Ogilvy world also received recognition. Ogilvy South Africa was again named best large agency, with Cape Town named as the regional Agency of the Year and its chief Gary Leih (now heading the UK) the Agency Leader of the Year. Ogilvy Italy was cited as the agency with the best reputation. OgilvyOne was named top agency network for both direct and digital marketing by *The Won Report*. OgilvyInteractive was *Adweek's* North American interactive agency of the year, OgilvyOne North America was *BtoB* magazine's direct agency of the year, and Carla Hendra was named Advertising Woman of the Year by Advertising Women of New York.

Beyond Dove's Euro Effie and Mexico's Gold Lion, we did a brisk business at the award shows. At the New York Addy Awards we took home 12 gold and 13 silver awards for 12 different clients. Our long partnership with American Express was honored with a special Grand Addy – only the second to have been awarded. As announced at the ceremony, Ogilvy and American Express created "superior advertising done over the long haul, from Malden to Superman, they've all been great".

At the One Show, Ogilvy took 13 Pencils including four gold and four silver. At Cannes, the total was 24 Lions, including five gold, with Ogilvy Chile winning the prestigious Outdoor Grand Prix for work on Lego.

Once again, OgilvyOne dominated the DMA Echo awards, taking home 14 of 30 awards – more than any other agency – for 10 different offices. A special Echo was given to OgilvyOne in New York and Chicago for collaborative work on Allstate.

We swept the Asian Adfest with a record breaking 43 awards, including seven golds and 12 silvers. At the FIAP awards in Latin America, Ogilvy won 17 medals. At the DM Asia awards Ogilvy swept with 34 awards, almost half of the total. And at the Asian PR Week awards, Ogilvy won 15 awards across categories.

That we have such a range of winners, across regions and disciplines is testament to our clients. Make no mistake, it is committed client partnerships that make the difference in the quality of the work.

I cannot end a review of 2005 without acknowledging the passing of Jock Elliot, Ogilvy's beloved second CEO. He was the consummate partner. It was his wise leadership that guided the agency's expansion in the 1960s and 1970s while allowing David Ogilvy to focus on the creative and cultural side of the business. They were complementary in skills, collaborative in nature, and contributed all to the enterprise. Together they built the foundation that sustains us today – a strong and vibrant network, and a culture that values ideas and creativity in an environment of mutual support and partnership.

Ogilvy & Mather Worldwide

An era has passed and so has the baton to all the partners at Ogilvy who look to the future armed with rich history, encouraged by strong results, and confident in each other's talent and commitment. We are partners in progress.

Shelly Lazarus

OgilvyOne Worldwide

In 2005, OgilvyOne Worldwide established a new record for its financial performance, and set a strong pathway for future growth.

We entered the year with three strategic goals: to deepen our client service culture; strengthen talent retention efforts; and expand our leadership in digital marketing. The company made excellent progress on all three fronts.

Our client satisfaction scores (which we measure systematically each year) increased globally. We expanded our relationship with many key clients including Unilever, Nestlé, Hutch, Allstate, Starwood and Yahoo!. We also won significant new assignments across the entertainment, personal care, travel, beverage and consumer electronics categories.

2005 will perhaps be remembered as the year that digital marketing went from niche to mainstream. Underlying the growth of digital marketing are the two monster trends in the global communications business: 1) consumers seizing control of their media and entertainment choices; and 2) marketers stepping up their pursuit of accountability and return on investment.

Digital marketing is no longer a technology story. It is a consumer adoption story. We see profound changes in how people 'shop' across so many brand categories and markets. Most significantly, we see digital marketing intersecting at the moments of truth as customers journey from awareness to purchase.

OgilvyOne is deeply committed to helping our clients navigate and win in the new digital marketing landscape. To open everybody's mind to what is possible, we launched *Verge*, a series of conferences where Ogilvy leaders, our clients and other industry experts gather to discuss the realities and possibilities of digital marketing. First run in New York in 2004, *Verge* was expanded to 12 markets through the end of 2005, including Japan, China, Singapore, Australia, France, Germany, Mexico and Canada. In 2006, we will take *Verge* to new markets such as Brazil, Spain and Korea. We have also just launched *The OgilvyOne Report* on digital trends, a global study into the "Net" generation, and a proprietary research initiative called *Personal Circuits*, which assesses how individual consumers use digital media to shop and purchase.

We are very proud of our creative accomplishments in 2005 – the OgilvyOne Worldwide network won a record 499 awards. We were named the top agency network for both direct and digital marketing by *The Won Report* and *The Cyber Won Report*. And we dominated the 2005 Direct Marketing Association Echo Awards for creative excellence and results, winning more than half of the awards. Significantly, over 50% of our total awards in 2005 were for digital marketing programs.

OgilvyOne enters 2006 with strong client relationships, outstanding talent and momentum in digital marketing. The most significant initiative of the new year is the launch of Neo@Ogilvy, our new digital, direct response and search marketing media division. Neo@Ogilvy places us squarely at the center of the fastest-growing parts of the total communications business.
We can now offer clients a fully integrated digital marketing solution – strategy + creative + media + metrics – and do it globally. Neo@Ogilvy is off to a tremendous start. We have an outstanding portfolio of clients including IBM, Yahoo!, Cisco, American Express and SAP. Already, we have 200 digital media and search marketing experts on board around the world.

OgilvyOne Worldwide's goal is to lead in the growth segment of marketing communications. 2005 was an excellent year and 2006 looks equally promising.

Brian Fetherstonhaugh
Chairman and chief executive officer
OgilvyOne Worldwide

Ogilvy Healthworld

2005 saw Ogilvy Healthworld's *For the Life of the Brand*™ business philosophy further realize its market ambition. Today, the organization offers a complete array of healthcare communication disciplines all focused on brand-building for our clients.

Our global network of 53 offices in 33 countries brings together solutions that link clinical trial recruitment and medical education with PR, health professional advertising and consumer-directed communications. Together, these services work to build a stronger brand at each stage of the commercial lifecycle and across all geography – a winning growth strategy with clients.

In 2005, we grew our medical education and PR business with key clients Lilly and Roche, among others. We also enjoyed cross-market wins and referrals that grew our advertising business with important clients such as AstraZeneca, Novo Nordisk and Pfizer.

Our clinical trial recruitment business provided the network with emerging new business opportunities as we assisted clients in the early stages of brand development and market preparation.

In addition, Ogilvy Healthworld also won portfolio-wide assignments in major markets, including CRM for the Wyeth Women's Health franchise in the US.

We won a broad array of industry awards across geography and service sectors. Among them were our PR group's win of the international SABRE award for "Redefining Hope and Beauty", the breast cancer awareness campaign for AstraZeneca; recognition of our office in Mexico as the most creative healthcare agency in the country from the Aspid Awards; and PMEA award success in the UK for direct-to-patient communication.

We believe a number of initiatives are driving our growth:

○ First, knowledge transfer across the network has enabled us to move with greater speed and impact in meeting and exceeding clients' needs and ambitions at both global and local levels.

○ Second, by drawing on Ogilvy's *360 Degree Brand Stewardship*® philosophy, we have improved the quality and consistency of our own creative work, which has enabled us to compete for and win more global and regional assignments than ever before. Examples include the international brand development for Roche's Herceptin, the integrated European launch of Pfizer's new smoking cessation brand, Champix, and the global advertising campaign for Altana's leading Pantoprozole brand involving over 20 markets worldwide.

○ The third dimension of Ogilvy Healthworld's business transformation is our collaboration, on a true *360 Degree* basis, with the wider Ogilvy client network. This includes working closely with Ogilvy's Global Brand Community on accounts where aspects related to healthcare are vital to the success and growth of the client. Clients such as Unilever's Dove and Slim·Fast and Nestlé's Nutren fit well into this arena.

At every level, our client partnerships drive our continued growth. They form the core of our strategic emphasis for 2006 – our unique ability to deliver big ideas in the expanding and increasingly diverse healthcare marketplace.

Steve Girgenti
Chief executive officer
Ogilvy Healthworld

141 Worldwide

2005 was a turning point year for 141. Yes, it was a year of significant business expansion and financial growth for the company. But what we are most proud of is the network we've established to connect our global services, the engagements we've driven across Ogilvy businesses and, as always, the outstanding work we've done with our client partners.

The world is changing. Marketers are searching for ways to navigate a constantly shifting landscape. Control and choice are increasingly in the hands of the consumer and the retailer. Return on investment remains as critical and as elusive as ever. There is less time, more pressure and great demand for action.

This is where our clients leverage the work of 141. We create action through a platform we call *Behavior Transformation*™. Everything we do is focused on changing behavior where it can most immediately influence the purchase of a brand.

With all the change around us, building a strong brand is still the pre-requisite to winning in market. Those who are going to market most successfully are realizing that the way to win is to build ownable brand experiences which move the consumer. We believe in improving both brand sales and brand equity at the same time.

At 141 we are doing this by creating media neutral programs from the street up – by creating shopper and trade marketing plans which reflect strategic insights into both the consumer and the trade customer. Our emphasis is on what we call the 'last mile'. Our promise is measurable results – a goal we all desire.

Ogilvy & Mather Worldwide

One of our key growth strategies has been to build our business across the Ogilvy network and to offer clients activation programs which are tailored but can travel across geographies and cultures. We have become a natural fit within Ogilvy's *360 Degree Brand Stewardship®* offering. Whether we engage independently or in partnership with Ogilvy, we are able to offer our clients channel-neutral solutions tailored to specific needs.

Progress is good. Our business with global clients has grown 20% over the past year. 80% of our top 10 clients now have us working with them in two or more regions around the world.

Across various units and around the world, we have broadened our relationships with clients like American Express, BAT, BP, Coca-Cola, Ford, Gilette, GlaxoSmithKline, Kodak, Kraft, Michelin and Unilever.

Over the past year, we added three key services to our offering. The first was the acquisition of K&L Marketing, renamed 141 Boomerang. 141 Boomerang is a marketing company specializing in events, field marketing and face-to-face activation. Having this offering means we can implement many of the programs we create without having to outsource projects, providing a seamless engagement for our clients. Within a year, this part of our business has more than doubled in size.

Second was the creation of 141 Première, our sports and entertainment joint venture with Premiere Sponsorship Marketing (PSM), a unit of WPP. With years of experience working with the Olympics, professional sports leagues, franchises and athletes, as well as entertainment companies, studios and agents, this group offers our clients a real advantage in the growing area of sponsorship marketing.

The third is the development of 141 Shopper, our trade marketing consultancy, committed to developing programs targeted to retail entities. We believe that creating trade partnerships will be fundamental to a marketer's success and clients are rewarding 141 for this consultative service.

Our work around the world speaks for itself, but we do value the recognition from others. Throughout the year, 141 was the recipient of awards in every region, across each of our disciplines. Perhaps most inspiring was winning the 2005 WPP Worldwide Partnership Program award for work done on behalf of Boeing. The award was created to encourage and recognize collaboration across marketing disciplines which demonstrably enhance client service. As the lead agency for this program, it was a great example of how 141 is able to partner with WPP, Ogilvy and our clients. It is a testimony to the possibilities in our collaboration.

As we enter 2006, we feel momentum, opportunity and excitement. The marketplace is changing in ways which reward those who know how to influence behavior and those who know how to get results through the line. We welcome those changes with open arms.

Rick Roth
Chief executive officer
141 Worldwide

JWT



Bob Jeffrey
Chief executive officer
JWT

As an agency with a rich heritage of firsts, JWT has invented and re-invented the way the ad industry does business over its 142-year history. And we are determined to trail blaze again by leading the industry forward in today's consumer-controlled, attention-deficit world.

That was the purpose of our re-launch on February 28, 2005, which went far beyond scrapping the J. Walter Thompson signature script for the sleeker JWT logo. At its core was our new point of view, which recognizes the imperative to create ideas that people want to spend more time with.

Over the past year, we have worked unflaggingly to create a flatter, faster, and more fun environment. An environment that challenges the old ways of doing things, encourages big multi-dimensional ideas, and embraces innovation.

To advance this type of thinking in our work, we promoted Craig Davis to worldwide chief creative officer in January 2005. Under his creative leadership, we implemented a set of 10 exacting standards – ranging from "world-beating" to "damaging" – that are meant to identify high-quality versus intolerable work and everything in between. Our purpose was very clear – to create ideas that people want to spend time with. A point of view that feels even more relevant and more powerful than it did a year ago.

Thanks to our adherence to this exacting system, we're seeing some real signs of improvement. At last year's Cannes International Ad Festival, JWT took home 17 Lions – a vast improvement over 2004's seven. Not only did we take home 17 Lions, but 47 of our entries made it to the shortlist, nearly double the 25 that advanced last year.

What is impressive is that the work recognized for its creativity, originality, and inventiveness is for our major clients, including Kimberly-Clark, Diageo, Reckitt Benckiser, Ford, Kellogg's and Pfizer.

In the UK, for instance, we earned recognition for taking advantage of interactive TV for Diageo's Smirnoff. If the viewers chose to interact with the ad, it deepened their engagement with the creative idea and allowed them to spend more time with the brand.

For the Ford Fusion, we developed an emotional connection with young US buyers – raised in import-car households and highly skeptical of advertising messages – through smart product placement on such popular shows as *American Idol* and *Extreme Makeover: Home Edition*. So, when Ford vehicles appear, they become an instantly integral, natural part of the program's overall emotional content.

In Paris, we created a fictitious organization for Wilkinson Sword to promote eccentric shaving in an attack against the image of the perfectly shaved man. The organization, called Wilkinson D.A.R.E., hosted a website containing viral spots of men converting to eccentric shaving, a fake history of eccentric shaving, an eccentric shaving simulator, and contests allowing people to send in photos of their own eccentric shaves. For Vodafone, we parodied the hippy-led movement of the '60s and '70s to increase SMS usage among university students – they had free love, we had free SMS; they had *The Joy of Sex*, we had *The Joy of Text*.

Not only are these efforts innovative, but they are based on world-class strategic thinking – what has always been and will always be one of our points of differentiation. At JWT, we have always considered ourselves anthropologists first, advertising people second. We believe that insights are the spark that ignites fresh thinking, the key to opening up categories, and the fuel that drives business. Towards that end, we are dedicated to ensuring a regular supply of insights to energize business and drive numbers across clients' vital categories.

Unilever is a case in point. Last year, we commenced a qualitative study on 20-something singletons for Unilever's Sunsilk, which has taken us to every region of the world. The ongoing project, which is delving into an emerging post-education, pre-marriage life stage of young women, is helping to inform the client's global strategy and business.

For Diamond Trading Company, we continued to tap into such insights as women's desire for reaffirmation of love. So, last Christmas, we used an interactive, integrated campaign to pose the question "What would you do for love?"; the effort followed a man's planes, trains and automobiles adventure, as he did everything in his power to get home to his wife.

By now, we all understand that we have to think of TV or print or outdoor as one of many vehicles. We understand the importance of putting the web, mobile phones, and other new unique media platforms on equal footing with traditional modes of communication. That is why our CRM network, RMG Connect, which helps us and our clients reach elusive consumers in new and interesting ways, is so vital.

Our global work for HSBC, which launched last fall, is a prime example of such thinking. Some 1,000 people from 22 JWT offices around the world took part in the multimedia effort, which highlighted that HSBC is a bank that values people's different points of view. RMG played a hugely significant role in the campaign, the offline part of which drove thousands upon thousands of people to the website, yourpointofview.com, to engage further with the brand. RMG was responsible for the interactive component, which helped to move HSBC from an interruptive environment to a more interactive one.

Here's where one of JWT's biggest strengths lie when it comes to our multinational clients: the diversity of our multi-layered, multicultural network. Having opened our first international office in London in 1899, we helped pioneer the ad network. Today, we are redefining the network for the 21st century, developing a model for intelligence, efficiency, and effectiveness that can deliver multi-disciplinary, multi-office, cross-borders attention, strategic insights and creativity 24/7, 365 days a year.

As one of the largest and oldest agencies in the world, we've stayed big for a very long time by staying on the leading edge, bringing in new people with new skills, and being open to new ideas. This year, we are as committed as ever to the constant improvement of our performance, our growth, our consistency, and our quality of relationships, quality of work, quality of resources, and quality of talent.

Bob Jeffrey

Young & Rubicam Brands



Ann Fudge
Chairman and chief executive officer
Young & Rubicam Brands

In 2005, Young & Rubicam Brands turned in a solid performance that reflected the strength of our collaborative, multidisciplinary model. We are well organized to help our client partners reach consumers across the spectrum of communications channels and well positioned to capitalize on the shifting trends in the marketplace.

Our Global Client Partner (GCP) structure continued to deliver the best global resources and talent, the most appropriate communications channels and disciplines. As a network of companies that span all the communications disciplines, we balance the individual expertise of each of our brands with our collective objective to deliver the most powerful ideas that will drive business results. We have the mission, the processes and commitment to work seamlessly together on behalf of our client partners.

Not surprisingly, most of our Global Client Partners use both Y&R and Wunderman. All but one work with Burson-Marsteller, Cohn & Wolfe or RLM, and more than 60% of our GCPs engage Landor for branding and identity work. Sudler & Hennessey is often asked to lend its expertise on healthcare concerns for consumer brands. Bravo and Kang & Lee help many of our client partners reach targeted consumer segments. We made a major investment in VML, a top-ranked digital company, which is working closely with many of our client partners across Young & Rubicam Brands. And we continued to offer targeted resources from smaller agencies like the Banner Corporation and SicolaMartin that are also part of our global network.

In 2005 we advanced our knowledge through continued investments in our proprietary global brand management tool, *BrandAsset® Valuator.*

We continued to develop our people through cross-company training programs like *Virtuoso*, which is helping to build the next generation of leaders at Young & Rubicam Brands. This intensive workshop, taught by the top leaders across all of our companies, helps its participants sharpen their individual skills to lead teams across disciplines and develop strong relationships with their client partners.

We continued to improve our operations, through initiatives like Lean Six Sigma that are making us more productive and flexible. Ultimately, the simplification that comes from this effort gets us to the real work of creating ideas for our client partners' brands much faster.

As media and technology continue to converge, as power and influence continue to shift to the consumer, there has never been a stronger need to create ideas that will penetrate the clutter and deliver results in the short and long term. Here is how Young & Rubicam Brands companies shaped their businesses to do so.

Y&R

In 2005, we strengthened our global leadership, added key creative talent and recommitted ourselves to delivering the best creative ideas and work to our roster of client partners.

The most critical appointments in the year were in North America and Europe. Gord McLean was named CEO of North America and Massimo Costa was named CEO of

EMEA. Along with Chris Jaques in Asia, Eddie Gonzalez in Latin America, Hamish McLennan in Australia/New Zealand and Arun Nanda in India, we now have a strong global leadership team.

We focused equally on building our creative talent and product. With Michael Patti as global creative director, we strengthened our commitment to creating outstanding work all around the world. North America and Europe added key talent. Gary Goldsmith, one of North America's top creative stars joined as chief creative officer of New York, with a brief to work on regional and global client business, as well. Adrian Holmes, one of the most respected creatives in Europe, joined as the region's executive creative director, a new post there.

At the end of the year, the global win of Bacardi affirmed to us that our changes had traction and that we are on the right road to recasting ourselves as a stronger, more vital global network. With *One Y&R* working as a borderless, boundary-less agency, we delivered the best talent and resources to each client partner. As a result, exciting new campaigns were created for Accenture, Chevron, Hilton Hotels, Land Rover, Lincoln Mercury, Miller Brewing Company, Pepperidge Farms, 7Up, Sears and Weight Watchers. With renewed momentum, 2006 promises to be an even stronger year for North America.

In North America, we made some key appointments that began to reshape the network after a tough 2004. In addition to bringing Gary Goldsmith on board, we named new managing partners – Paul Venn and Rick Eiserman (in early 2006) – for our Detroit and Irvine agencies. Critical growth came from existing clients, evidenced most publicly in the consolidation of the entire Sears advertising account with Y&R. New client partners included Hilton Hotels, AMD, Ontario Tourism and SunTrust.

At Kang & Lee, which is part of the North America network, new business growth was robust with large new wins like Harrah's Entertainment and the consolidation of existing business with client partners like Western Union. *Ad Age* ranked the agency as the No.1 Asian American multicultural agency.

In the EMEA region, Y&R crowned an energetic and highly successful 2005 with a raft of account gains around the end of the year – including Volvic and Hitachi at a regional level and a major contribution to the global win of Bacardi. Y&R agencies across EMEA reported more than 100 new clients during the year, and they were as diverse as they were many.

Shlomi Avnon, a partner in one of Y&R's most successful agencies, Shalmor Avnon Amichay/Y&R Israel, was named vice-chairman of the region, and new leaders were appointed for Y&R France and Y&R Poland.

Y&R Latin America delivered one of its best performances in 2005, driven by key markets Brazil, Mexico and Chile, while Argentina rallied around a revitalized local economy. During 2005, significant wins included Telecom in Colombia, Pfizer and UOL in Brazil, Bacardi and Sanford regional business. Our largest local client in Brazil, Casas Bahia, also continued to invest heavily.

Y&R in Asia had its most successful new business performance for many years, winning major new multinational and local assignments. These included the win of Singapore Tourism Board's global account, Tiger Beer for Europe, OCBC Bank in Singapore and Malaysia and Universal Studios in Japan. In addition, we strengthened our partnership with current clients like Philip Morris, Measat, Cerebos and Ovaltine.

Y&R Singapore was voted Singapore's Agency of the Year for 2005 and Y&R China was the most creatively awarded China agency in the world in 2005. A new management team for our offices in Greater China was appointed to improve Y&R's competitiveness there.

In Australia/New Zealand, where Young & Rubicam has led the Top 10 Business Performance League rankings for three years, 2005 was the year in which Y&R focused on negotiating and consolidating the biggest advertising and marketing communications acquisition in Australian history. The merger of The Communications Group (TCG), home to icon agency George Patterson, was concluded to create the country's largest and most diverse marketing services group.

We also successfully merged The Campaign Palace/Red Cell, which set the stage for their stellar performance, winning Hutchinson 3 and Origin Energy. Our New Zealand office also dominated their market, picking up Telecom NZ, Bank of New Zealand and Tower Insurance.

Finally, our agencies in India continued their tremendous growth, with business coming both from regional client partners and global client partners like Xerox. The agency continued to be a beacon of creativity, winning numerous awards, including agency of the year in Bangalore.

With the individual strength of our regions and the collective strength of our global network, we are confident that we are positioned for greater growth in 2006.

Ann Fudge

Wunderman

Explosive growth in mobile technologies, CRM relating to e-mail databases, interactive TV, podcasting, blogs, viral marketing and gaming was the hallmark of 2005. Digital work now accounts for more than one-third of Wunderman business worldwide. Large global clients openly embrace digital solutions because they understand future success lies in both current and uncharted digital territory.

The power of Wunderman's global marketing services network is evidenced by the continuing expansion of Microsoft, our largest digital client. Mid-year, the agency opened doors to the 'global hub' in Seattle. The hub guarantees high service standards and streamlines knowledge sharing across borders and disciplines. As of this writing, Microsoft work spans 29 countries.

To broaden our digital offering, Wunderman worked closely with digital powerhouse VML. Wunderman also recruited top digital talent, including renowned digital creative director Jon Williams in Europe, and online marketing expert Tina Miletich in New York.

On the data front, KnowledgeBase Marketing, Wunderman's data services arm, strengthened its ability to grow marketing services through analytics and reporting. It acquired Fortelligent, specialists in next-generation analytical and modeling solutions. The acquisition and strong delivery of traditional data services led KnowledgeBase Marketing to its best performance since joining Wunderman in 2001. Mid-year, Wunderman hired Andrew Rutberg as the agency's first chief data officer, responsible for building a global data strategy that turns data into knowledge for our largest global clients, including Microsoft.

New creative talent in every region continued to infuse our teams with fresh ideas. Wunderman was named Agency of the Year in Spain and Mexico. Germany moved up 10 spots to No.4 in country-specific rankings.

Wunderman was recognized with more than 434 awards and citations all over the world, including runner-up Agency of the Year at the International Cannes Lions Advertising Festival.

Growth remains a priority. Wunderman captured 382 additional assignments from existing and new clients that span the globe, including the Royal Canadian Mint's 2010 Olympic sponsorship and a pan-Latin American Agency-of-Record win from Diageo. In healthcare, business from Abbott, AstraZeneca, Berlex, Forrest, Glaxo SmithKline Beecham and Pfizer grew substantially. In addition to significant Microsoft expansion in IT and electronics, Nokia in Latin America, Hewlett-Packard in New York and TESSCO in Washington, DC were added to the client roster.

Wunderman amassed strong credentials in travel and leisure. Deutsche Lufthansa AG and Turkish Tourism Board named Wunderman Global Agency of Record. Wins from Aeropublica, Callaway, Jet Airways, Hotels.com and Hilton Hotels, and new projects from Star Alliance round out this sector experience. The agency's strong postal experience led to new business from Deutsche Poste, Canada Poste, DHL Global Mail and Poste Italiane.

Daniel Morel
Chairman and chief executive officer
Wunderman

Burson-Marsteller

2005, my first year as worldwide chief executive officer, was a year of transition for Burson-Marsteller, but it was also a year of exciting new opportunities and accomplishments for the firm, our client partners and employees.

Burson-Marsteller's strengths remain firmly rooted in our client relationships, the quality of our employees and our commitment to thought leadership. Among the year's new business wins were US Patent and Trademark Office, Ferrero, Merck, UICI, Symbian, Wrigley, Innovene, Bacardi Limited, Sun-maid Growers, Novartis, Football Federation of Australia and Auto-Suisse.

Burson-Marsteller was as successful expanding our long-standing client relationships. Global, regional and local expertise, coupled with an all-encompassing worldwide network, fueled growth in relationships with key client partners in every corner of the world. These client partners include The Coca-Cola Company, HP, Dow Chemical, Visa International, Transitions Optical, Merrill Lynch, QUALCOMM, Activision, McDonald's, Barilla, Colgate, Hormel, LG Electronics, Celestial Seasonings, Pfizer, CDW Corporation, IKEA, Kimberly-Clark and Heinz.

Asia-Pacific, the firm's fastest-growing region, and Latin America both saw impressive double-digit growth, with the China market growing by more than 40%. Marsteller, Burson-Marsteller's advertising, design, interactive and production company, benefited from strong growth in its Interactive and Design Divisions. BKSH & Associates, Burson-Marsteller's global government relations firm, saw burgeoning demand for its strategic government relations and advocacy expertise.

2005 was also a year of continued partnership with Young & Rubicam Brands and WPP colleagues. The U.S. Department of the Treasury's Bureau of Engraving and Printing, Lincoln Mercury, The City of Madrid, and the Mexico Tourism Board were among the clients that benefited from the expertise and creativity of integrated teamwork.

Young & Rubicam Brands

To further strengthen our capabilities in the Asia-Pacific region, Burson-Marsteller acquired Genesis, one of India's most respected public relations companies. The acquisition extended the firm's representation across more than 80 cities throughout India, a market that is globally significant and critical to clients.

Furthering our commitment to aligning clients' ever-changing communications needs, we launched a Global Financial Communications Practice and Executive Positioning Specialty Group. We also entered into a partnership with Intelliseek, BzzAgents, Converseon and Oddcast to form the User Generated Media Alliance. We maintained our strategic investment in thought leadership and launched the fifth wave of our CEO and corporate reputation research.

Performance at industry award competitions ranks among Burson-Marsteller's finest accomplishments in 2005. More than 125 global, regional and local awards were won around the world. Among our proudest achievements was the No.1 ranking in client satisfaction in the US *PRWeek* Agency Excellence Survey.

Chief among Burson-Marsteller's priorities in 2006 are further integration with Young & Rubicam Brands and WPP companies, and expansion of the digital spectrum for employees and clients.

Mark Penn
Worldwide chief executive officer
Burson-Marsteller

Landor Associates

2005 was a record-breaking year for Landor. Driven by our commitment to achieving brand-led business transformation for our clients, Landor set many new milestones, producing our highest revenue and profits to date with strong performances across all regions.

A critical and consistent element of our success is our depth of talent at every level. In 2005, several senior executives were promoted to fill key roles and drive many of Landor's expanded offerings. Craig Branigan and Rob Horjus were promoted to chairman and CEO and CFO, respectively, of the newly formed WPP branding and design entity, B to D Group, a network that includes Landor. I was promoted to president of Landor, Worldwide; Mark Kennedy was promoted to chief strategy officer; Peter Knapp was promoted to executive creative director, Europe and the Middle East; and Kenny Holmes was promoted to executive director, Brand Experience.

Additionally, with the aim of expanding Landor's footprint around the world, on-the-ground resources were established in Richmond, Virginia and Kobe, Japan, while the win of high-profile assignments in Russia and India increased our visibility in those key markets.

Landor's 2005 success was both a result of new clients won and the continued strength of our Key Client Relationships (KCRs) around the world. Notable client additions include: Citigroup, Hitachi, Bristol-Myers Squibb, Sudatel, LG, FIFA, China Construction Bank, Ingersoll-Rand and Speedo. KCRs that turned in strong performances in 2005 include P&G, PepsiCo, Diageo, BP, Numico and Telefonica.

An emphasis on enhancing client offerings also paved the way for the year of growth. Our worldwide disciplines of Brand Engagement, Brand Experience, Innovation, Digital Branding, Naming and Airlines were all invigorated in 2005. Strengthened operations led to a full-scale positioning and Brand Engagement program with the National Football League, the creation of a total Brand Experience for the Burj Dubai in the United Arab Emirates, among others.

In recognition of the quality of work in 2005, Landor received several prestigious awards including: Agency of the Year from *Marketing* magazine, as well as Packaging Agency of the Year from the Grocery Advertising and Marketing Industry Awards, and the A.G. Lafley Design Award from the P&G Brand Building Awards for our work on the Febreze brand.

There were also notable first-time accomplishments. Our clients' concerns for accountability and return on investment motivated us to conduct the first ever Breakaway Brands Study, which was published in *Fortune* magazine's

31 October 2005 issue. Working with BrandEconomics and using Young & Rubicam Brands' *BrandAsset® Valuator* to develop the list of brands, the study is the first to explicitly link brand health to shareholder wealth. The results of this study exceeded expectation. The study was picked up in markets all over the world and garnered interest from many prospective clients.

We are committed to continuing to grow and enhance our company with an eye towards shattering our records again next year.

Charlie Wrench
President
Landor Associates

Sudler & Hennessey

Sudler & Hennessey had another great year in 2005, adding new clients in all major regions of the world and continuing its strong revenue and profit growth, especially in North America and the Asia-Pacific region. S&H continues to be included in a significant number of agency selection searches, which this past year resulted in business from new clients such as Allergan, Monogram Biosciences, Ortho-McNeil and BMS.

Particularly rewarding is the growth that resulted from new assignments from some of our current clients, including new brands assigned to us by Schering AG/Berlex, Roche, Abbott, Pfizer, Amgen, Boehringer Ingelheim, and Forest. Several of our new assignments were awarded to us because clients have recognized the strength of the S&H global network. In fact, one of the biggest accomplishments for Sudler & Hennessey in 2005 was the recognition by its peer agencies with the Best Global Agency Network award from *Medical Advertising News*.

In addition to the MANNY Award, the agency's many offices around the world were also recognized for their creative excellence, with numerous awards from the Rx Club, the Globals, the MM&M Awards, PMT Reader's Choice Awards, National Pubblicio Awards, the Comprix Awards, the Targa d'Oro Awards, the Freccia d'Oro Awards, and the HAAG Awards.

S&H's New York office added the new position of brand catalyst to its talent pool – hiring 20-year veteran Kathy Jenkins in this ground-breaking role to stimulate new, better, and bigger ideas from across all disciplines. We also appointed Rob Rogers (currently president of our Asia-Pacific region) to serve in the new role of chief creative officer for the U.S. Rob will bring seasoned insights and, partnering with global creative director Bruno Stucchi, ensure an ongoing global creative dialogue within the S&H network.

In 2005, we expanded operations in Europe, Africa and Asia. In Europe, after years of working with an alliance partner in Spain, S&H established its own office in Barcelona. In Africa, S&H is opening up an operations unit in Johannesburg, South Africa. And in India, S&H expanded its reach both promotionally as well as digitally, with a new S&H office in Bangalore and a new Avenue-e office in Mumbai, spearheaded by Anthony Manson, managing director of Avenue-e in New York.

Jed Beitler
Chairman and chief executive officer
Sudler & Hennessey

The Bravo Group

In 2005 Bravo celebrated its twenty-fifth anniversary. Three touchstones in its DNA are the real reason for celebration: reaching for a higher standard, thought leadership and continual evolution. Today The Bravo Group is refreshing its focus on these objectives in response to the dynamic evolution in our marketplace. To address these market changes, we heightened our focus on planning, with the addition of Graham Hall.

In 2005, Bravo elevated our experiential marketing disciplines to business unit status. These include, Bravo RPM, retail marketing and promotions and *Bravo* Uno-A-Uno, the agency's one-to-one marketing practice covering direct marketing, CRM, digital/interactive and branded entertainment.

Bravo's new clients included Microsoft, AstraZeneca, Pfizer Consumer Healthcare, Liberty Mutual and Cingular, for whom notable creative work included launching the world's first iTunes cellphone in the Hispanic market.

The agency's media group won best media plan using OOH for Banco Popular, an award issued by the Association of Hispanic Advertising Agencies(AHAA).

2005 saw the merger of Mendoza Dillon and Mosaica into MosaicaMD, headquartered in New York and focused on Hispanic and multicultural marketing. 2006 will continue to drive growth in the expanding Hispanic market.

Gary Bassell
Chairman and chief executive officer
The Bravo Group

Young & Rubicam Brands

Cohn & Wolfe

Cohn & Wolfe outperformed the market again in 2005 with our third year of significant growth on the top and bottom line and record-breaking financial results for the company. Cohn & Wolfe is known for its brand-building expertise and works for some of the best known brands in the world. In 2005, the company added significant clients to its roster including Ford, Weight Watchers, Air New Zealand, Michelin, Panasonic, Deloitte Consulting and Procter & Gamble.

Known as a 'big-tique' that delivers powerful ideas and resources with speed and efficiency, Cohn & Wolfe is entering the Asian market in 2006 with its first office in Shanghai. Driven by global client demands for service in China, the move will be the agency's first geographical expansion beyond Europe and North America.

The company has initiated a New Media Practice to ensure we maintain our reputable creative edge and meet the growing need for viral and guerilla marketing for client brands. This initiative complements the agency's drive for innovation through creative training, awards programs and a culture of entrepreneurialism.

The key to Cohn & Wolfe's success is in its people, who believe in and protect the agency's strong culture of accountability, excellence and fun. Cohn & Wolfe ranked No.1 in employee morale in the 2005 *Holmes Report* Employee Satisfaction Survey.

Donna Imperato
President and chief executive officer
Cohn & Wolfe

Robinson Lerer & Montgomery

Robinson Lerer & Montgomery, a New York-based strategic communications firm, turned in excellent financial results. The firm provides senior management of US- and overseas-based corporations with a broad range of communications support for financial transactions, crisis management, regulatory and governance issues, public policy campaigns and strategic marketing programs.

RLM's work involves many of the most prominent assignments and issues in the corporate world. In 2005, the firm served a roster of continuing clients while also expanding its base with a number of new clients.

Linda Robinson
Chairman
Robinson Lerer & Montgomery

BrandBuzz

2005 saw a continuation of BrandBuzz's significant expansion and success, as clients continued to respond to the agency's channel-neutral, business objectives. An impressive new business win streak saw BrandBuzz winning 'six of six' with the consolidation of LG Electronics, Green Mountain Coffee Roasters, Nets Basketball & Entertainment, Burt's Bees, Dymo Label Writers and Tamiflu. BrandBuzz is also playing a key role on the Young & Rubicam Brands' Microsoft team, leading all viral efforts for MSN.

Long-term BrandBuzz clients saw a year of award-winning and effective work, with LG winning an EFFIE for mobile phones in the highly competitive consumer electronics category.

At the start of 2006, I was appointed president and the new leadership team of Christian Barnett, executive director of planning; Frank Cavazzini, CFO; Jen Kohl, COO; Kara O'Neill, general manager; and Graham Turner, executive creative director and I secured another new business win with the consolidation of six Sanford brands, including Expo and Sharpie, under BrandBuzz.

Mike Reese
President
BrandBuzz

Grey Global Group



Ed Meyer
Chairman and chief executive officer
Grey Global Group

We recently completed a major milestone in the evolution of Grey Global Group: our first year as an important and dynamic member of WPP. 2005 was remarkable in two ways. First, we remained steadfast in our commitment to our clients' success, an ethic deeply rooted in the culture of Grey, that resulted in our company's success. Second, we set out to shape Grey's future with bold initiatives designed to energize the leadership of our company, sharpen our competitive edge in integrated communications and recommit ourselves to superlative creativity as our reason for being. No transition is seamless but our performance last year dramatically underscored the promise and potential of the Grey merger with WPP.

Grey Worldwide

Grey Worldwide once again ranked among the top tier of global advertising agencies in revenue thanks to the strength and success of our network in 90 countries. Our blue-chip client roster counts one-fifth of all Fortune 500 companies.

The bedrock of Grey is our enduring relationships with high value, high potential global clients. Last year, we grew the number of clients we serve in multiple countries, multiple disciplines and the number of global brands we handle. The agency's vitality was evident in the new assignments we received from Procter & Gamble, GlaxoSmithKline, BAT, Novartis, Diageo, Nokia and Volkswagen around the world.

New business is the lifeblood of a growth company and Grey was proud to win such prestigious clients as Lehman Brothers, Manpower, Land's End, Max Factor, Symantec, Major League Baseball, Citigroup's Primerica and Southern Company in the US. Internationally, we won Deutsche Bank and Ikea in Europe; Pfizer and Rayovac in South America; and AXA, China Merchant's Bank and the launch of the new Passat in Asia-Pacific. We are off to a good start in 2006 with such wins as SanDisk, Darden Restaurants' Smokey Bones Grill, Hasbro's adult games, Diageo's Tanqueray Ten in the US; Morgan Stanley in the UK; and China Mobile.

In September, my appointment was announced as chairman and CEO of Grey Worldwide.

Recently, we convened an extraordinary meeting of Grey executives from 35 countries around the world to chart the future of our company. I laid out a clear blueprint for the "new" Grey, an integrated global network with a unique positioning and creative point of view, designed to accelerate our momentum by capitalizing on our considerable strengths in every discipline and channel.

During the year, we sent a clear signal that Grey is committed to reclaiming our historic pre-eminence in thought leadership and delivering a best-in-class creative product with the appointment of superb talent in every region. Nat Puccio and Suresh Nair, two of the industry's finest leaders in consumer insights, were appointed as global co-directors of strategic planning.

They joined many outstanding creative leaders who have been given new or expanded roles at Grey including Tim Mellors in North America, Dave Alberts in London, Frank Dopheide in Germany, Todd McCracken in Asia-Pacific, Miyagawa Kanji in Japan, Pablo Gil and Sebastian Garin in Argentina and Silvio Matos in Brazil. In addition, we have made improvement in creative quality and recognition a key benchmark for the achievement of incentive compensation.

We have begun to see the positive impact of this new creative leadership across the globe. The AOL/discuss campaign, promoting a provocative dialogue on the merits of the internet, has received press acclaim across the UK and generated sales success. Kmart's fresh, funny television has broken new ground in retail advertising in the US. Panasonic's "Life is..." work, mini-cinematic masterpieces, has changed the look and feel of consumer electronics marketing, to name a few recent successes.

Perception often lags reality in the shaping of a creative reputation and so we have redoubled our efforts to improve Grey's showing in awards. Grey EMEA was named Agency of the Year at the 2005 European Effies and Grey New York recently swept the Addys winning 22 Golds, 11 Silvers and Best of Show for its quirky, human take on cell phones in a campaign for Nokia.

Jim Heekin
Chairman and chief executive officer
Grey Worldwide

G2

Years ago, *Fortune* magazine called Grey a "superagency" for its ownership of premier resources, across the total spectrum of marketing channels, available under one roof. While other agencies talked "holistic," we walked the walk and built an array of strong, integrated marketing companies on the leading edge of their disciplines. We anticipated the marketing landscape then and, once again, we are positioning Grey for leadership in the new communications environment, transforming our business.

Recently, we announced that all of the specialized marketing communications services grouped under Grey Synchronized Partners will be unified under a single global brand called G2. The companies within this global business unit will be rebranded: G2 Branding & Design (formerly G2); G2 Interactive (formerly Grey Interactive); G2 Direct & Digital (formerly Grey Direct) and G2 Promotional Marketing (formerly J. Brown Agency) and comprise a global network across 42 countries.

We have designed the G2 brand to become synonymous with leadership thinking and creativity in the world of marketing communications, the fastest growth sector in our industry, and one evolving at warp speed.

As the silos come down, G2's mission is not merely to deliver the first true total offer in its space; its mission is to deliver the first true total integrated offer, working in close partnership with Grey Worldwide.

Together, G2 and Grey Worldwide will offer deep specialist expertise and integrated brand communications. We will be more agile, more responsive, and better able to optimize client brand communications in a relevant, targeted and measurable way. Most importantly, we will provide the breakthrough creative ideas that resonate across all marketing channels clients are demanding.

Joe Celia
Chairman and chief executive officer
G2

Grey Healthcare Group

Grey Healthcare Group, one of the world's top five healthcare marketing agencies, remained one of our fastest-growing companies in 2005. The agency's expanding client roster now includes Allergan, AstraZeneca, Aventis, Boehringer Ingelheim, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Novartis, Pfizer, Procter & Gamble and Wyeth.

Grey Healthcare Group was honored for creating the 2005 Best Professional Advertisement and nominated as 2005 Agency of the Year, Most Admired Agency and Best Global Network by Med Ad News, one of the industry's top publications. In addition, I was honored to be named 2005 Woman of the Year by the Healthcare Businesswomen's Association.

Lynn O'Connor Vos
Chief executive officer
Grey Healthcare Group

GCI

GCI Group, our global public relations company, also posted strong growth. The agency added such premier clients as Genentech, Cephalon, Listerine, Whole Foods, Sony Pictures Home Entertainment and Paramount. GCI continued to expand its consumer and technology practices as well as its global reach, consolidating its offer with Cohn & Wolfe.

Jeff Hunt
Chief executive officer
GCI

In conclusion

There is a saying that "real change demands real change." 2005 was a year of significant change at Grey and yet we stayed true to our heritage of growing leading brands for our clients and building their bottom lines. This marks my fiftieth year at Grey and the imagination, passion and creativity of our people continue to inspire me. I truly believe Grey's best days lie ahead.

Ed Meyer

The Voluntarily United Group of Creative Agencies



Andy Berlin
Chairman and chief executive officer
The Voluntarily United Group of Creative Agencies

2005 was a year of massive changes for WPP's Red Cell Network.

After enjoying sudden fame with the win of Coca-Cola USA, Berlin Cameron Red Cell experienced losses of Coke USA and, subsequently, the international creative advertising assignment it shared with sister agency JWT for Samsung. The agency undertook deep cuts, restructured management, stabilized core businesses, remained profitable and by year's end won a hotly-contested Heineken Premium Light review against Fallon and other first-rate creative competition.

In the fall, Red Cell Network split in two parts, with nine of the former Red Cell offices forming the Voluntarily United Group of Creative Agencies.

The group now includes **Senora Rushmore** United, Madrid; **Berlin Cameron** United, New York; **Cole & Weber** United, Seattle; **WM** United, Buenos Aires; **United London**; **1861 United**, Milan; LDV **United**, Antwerp; **BTS United**, Oslo; and **Les Ouvriers du Paradis United**, Paris.

Late in the year, the United Group was hired internationally in a test program by Procter & Gamble's Geneva-based Fragrances Division. The group was also assigned a series of designer brands from Escada and Mont Blanc.

Señora Rushmore United was distinguished as Spain's **Agency of the Year** for 2005 by *Anuncios*, the Spanish advertising journal. WM United, although in its first start-up year, was a finalist for similar Agency of the Year distinction in Buenos Aires.

Important wins for 2005 include Heineken Premium Light, *The Wall Street Journal*, Nestlé-Purina Busybone, Hearst's *Marie Claire* (New York), Sprite, Aquarius, Nestea-Portugal, ING Direct and Mahou beer (Madrid), Sony (Antwerp and Milan), Microsoft (Seattle), Infonxx (Milan), Credit du Nord (Paris), Argentinian Wine Producers, Coca-Cola Juices and a project on Coca-Cola for mothers (Buenos Aires), Brussels Airport (Antwerp), Hero (London), Fokus Bank (Oslo), and Dell (Seattle).

2005 was a year of reorganisation for the Batey/Red Cell Group in Asia. Early in the year a decision was made to focus on the Batey/Red Cell agencies in the key markets of Singapore and Taiwan. At the same time, other network agencies were restructured and many of them achieved critical mass by being merged with other WPP companies in the region. During the year, Batey/Red Cell strengthened its global relationship with Singapore Airlines and produced award-winning work for DaimlerChrysler Mercedes-Benz. The appointment of executive creative director Pablo Monzon further underlined the agency's commitment to producing creative solutions 'from Asia for the world'.

Andy Berlin

BatesAsia



Jeffrey Yu
President
BatesAsia

The rapid economic change that is driving Asia manifests itself in social, political and even cultural shifts. It dramatically affects how people view their roles, their relationships, their future and their fears and even how they view brands. We call these shifts *ChangePoints*.

To identify these *ChangePoints*, we commissioned extensive consumer studies in China amongst the 30-year-old affluent class, delved into the changing role of convenience shopping in Japan and conducted high-level change forums in India. We deployed these *ChangePoint* insights in our new business pursuits, and as a result had major wins including Remy Cointreau in China, Marico and Yamaha Motorcycles in India, Honda in Malaysia and Vietnam. We captured the prestigious Malaysia F1 Grand Prix and extended our Mobi-Phone relationship to cover both Cambodia and Vietnam.

We took our *ChangePoint* thinking into a 141 Worldwide regional activation pitch on Nokia Soccer Sponsorship. The positive shift of confidence and pride amongst Asian youths led to development of the "Defend Your Turf" concept, where Asian youth teams are challenged by Brazilian street soccer players. The campaign is running across Asian markets including Singapore, Malaysia, India and Australia.

But BatesAsia does not just preach change. We live change.

In 2005 we launched a network-wide initiative to improve the creative product and to make the Bates brand famous. Our *"One"* program involves each creative person in the region being challenged to deliver one great idea each quarter, with a goal of at least one great campaign from all 12 BatesAsia offices every year.

In just two quarters of focus, BatesAsia has won one Best in Show at the Times Asia Pacific Award (for Levi's) and three Golds at AdFest (for Nokia). BatesAsia is putting creativity back in the heart of the agency.

2005 was also a landmark year for the marketing services divisions of the BatesAsia Group. 141 Worldwide received strong support from Ogilvy to redefine and re-launch a new focused positioning and consistent offering across Asia. The launch of 141 Worldwide in Jakarta, Delhi and Bombay, plus the inclusion of TeamMate in Taiwan added to the network of over 500 staff in 12 countries. In the process, new relationships were developed with key clients such as Unilever in Japan, Indonesia, Vietnam, Taiwan and China as well as with Nokia, Visa, Gillette, Diageo, Nestlé and Coca-Cola.

141 Worldwide also became the most awarded network in the Promotional Marketing Awards of Asia and helped transform the image of activation in Asia. This culminated in 141 Worldwide winning first runner-up One to One Agency in the prestigious *Media*'s Asian Agency of the Year Award.

XM Asia, the group's interactive agency, formed a partnership to become part of RMG Asia. This partnership connects XM with one of the world's leading relationship agency networks and at the same time completes RMG's extensive network in Asia. A very strong move.

The changes that we implemented in 2005 strengthened our combined offering for clients and positions us perfectly for Asia: the fastest-changing region on the planet.

Jeffrey Yu

GroupM



Irwin Gotlieb
Chief executive officer
GroupM

GroupM is WPP's consolidated media investment management operation, serving as the parent company to agencies including MediaCom, Mediaedge:cia and MindShare. As such, we are the world's leading media practice with capabilities in business science, consumer insight, communications and media planning, implementation, interactions, content development, and sports and entertainment marketing.

RECMA, the independent organization that measures scale, capabilities and client alignment in the media sector has put us in the No. 1 position by a comfortable margin in both scale and vitality, a measure of growth and momentum.

Our primary purpose is to maximize the performance of WPP's media agencies, operating not only as their parent company, but as collaborator on performance-enhancing activities such as trading, finance, tool development and other business-critical capabilities. It is these areas where we can leverage the combination of our scale and talent resources. The intelligent management of scale also allows us unparalleled market knowledge and insights as well as relationships with the media community with which we trade.

2005 was another very significant and successful year with each of our agencies delivering outstanding individual performances. The individual entries by each agency tell their own story – a continuing and outstanding record of new business successes, in conjunction with existing client retention and development. Our clients include the world's most sophisticated marketers, and their confidence in our capabilities is a reflection of the performance that we have delivered. Our companies and people can be proud of the great thinking and unceasing commitment to deliver exceptional value to clients in support of business growth.

This was a year during which we transitioned MediaCom into GroupM, thus enriching our talent and capabilities even further. We took the time during the year to carefully identify the opportunities for our larger organization (now with three global agency networks) and to further develop and evolve the GroupM strategy and structure that we implemented only three years ago.

Our performance continues to be a strong validation of that strategy. Several of our competitors have acknowledged our success by gradually attempting to replicate our model. GroupM remains ahead, and we are confident that we'll stay ahead because we are uniquely positioned. We're making use not only of the enormous resources within our agencies but also those within the wider WPP Group. We are working with our colleagues at Kantar, for instance, in the development of ground-breaking communications planning capabilities.

No one else is better placed to focus such an array of talent, ingenuity, and raw ambition to succeed. And, no one else is creating such a varied and open set of environments where talented people can shine individually and collectively and where ideas can be generated, nurtured, and turned into powerful, business-driving forces.

There is significant speculation and confusion in the marketplace around the shifting media landscape – the impact of fragmentation, proliferation, technology and changing consumer media consumption behaviour.

GroupM is fast emerging as an industry shaper, as an assertive influence on the future of how our clients, media, and consumers relate, interact, and evolve. Given our strong position in the market, we cannot simply try to predict the future. Instead, we must be in a position to participate in shaping and influencing that future and how new value gets created and growth stimulated for the benefit of our clients as well as our agencies.

Irwin Gotlieb

MediaCom



Alexander Schmidt-Vogel
Chairman and chief executive officer
MediaCom



2005 was a watershed year for MediaCom. Not only was 2005 our best year ever for new business wins and total billings, it was also the most important year yet for our future development: 2005 marked MediaCom's entry into the WPP and GroupM families. Within the context of our new family, significant steps and investments were made to propel us strongly into the future.

MediaCom was very successful in substantially growing and developing our core global client relationships over the past year. We continued to roll out core international client accounts to key local markets, with clients such as VW/Audi choosing MediaCom in the US and Turkey; P&G and Gillette appointing us for new assignments in many markets throughout the world; Time Warner tasking us with their AOR account in France. In addition, MediaCom was successful in obtaining global and regional accounts from prestigious clients such as IKEA, Shell and Nikon.

But it wasn't just new business wins that made headlines for MediaCom in 2005. MediaCom prides itself on being a true business partner for our clients, and the continuing growth of MediaCom's client billings attests to this strong partnership. RECMA, the independent research company which ranks and rates the media agency landscape, noted MediaCom's growth in 2005. RECMA's *Billings Report* ranked MediaCom the second-fastest growing agency worldwide and fastest growing agency in the US in 2005. In addition, according to RECMA's 2005 *Vitality Report*, MediaCom had the fastest-growing vitality rating versus all other media agencies worldwide.

As a part of the WPP family, MediaCom in 2005 was able – for the first time in our almost 20 year history – to work together with sister media agencies. As part of GroupM, we began in 2005 to develop synergies in all relevant professional areas. As GroupM continues to consolidate and grow, we expect these synergies to grow as well, and become even more significant decision-making factors for our clients in the near future.

With the backing of WPP and GroupM, we intensified the completion of MediaCom as a truly global network. By establishing substantial MediaCom offices across Asia Pacific during the last year, key countries such as Australia and China were boosted up to strong positions in their respective countries, and became real players in the media market.

A crucial cornerstone for MediaCom's future success was laid in 2005, with the launch of MediaCom's new *Architecture*. The *Architecture*, comprised of seven steps which combine all of MediaCom's professional areas into one clearly defined process, takes MediaCom's planning and implementation competency to new heights. Whereas some agencies are still focusing only on communication planning and implementation, MediaCom's *Architecture* focuses on both communication *and* business optimization. We place our clients' core business issues – not media issues – at the fore of their planning, and go beyond "awareness only" planning solutions with the unique *BrandBuilder Access* tool.

To support the *Architecture*, we made special investments across all service areas throughout the entire network. This included a significant build-up of global and regional key personnel, ground-breaking new research capacities, software development and global roll-out, and intense training for all levels of MediaCom people. We invested heavily in areas such as research, business science analytics/optimization, and mobile marketing – areas which we believe are keystones to our future development.

MediaCom's watershed year did not go unnoticed by the industry. In addition to the significant new business wins and billings growth, MediaCom proved the quality of its work in 2005 as well, in both quality and quantity of industry awards. In addition to winning the top prize in the industry, the Cannes Media Lion Grand Prix, MediaCom was the fastest mover in the *Gunn Report for Media*, and topped *Cream* magazine's Creativity Index throughout the year.

The first three months of 2006 demonstrate that MediaCom's extremely positive growth continues. The first step to an even more successful 2006: winning the regional Nokia account in Asia Pacific. This was a strategically crucial win for MediaCom, and not only affirms our current strategy, but also gives us a clear perspective on our further positive development. We'll keep moving forward.

Alexander Schmidt-Vogel

Mediaedge:cia

In 2004, we described our performance as 'sheer momentum'. 2005 saw us build successfully on that momentum and Mediaedge:cia (MEC) grew again both in absolute size as well as in the breadth and depth of capabilities. MEC is now four years old and we've clearly 'hit our stride' with great confidence running throughout the agency.

This confidence stems from our ability to define the changes taking place in our market, to adapt our business accordingly and so stay one step ahead of the competition. We believe that marketing is entering a major new stage. We call it *Active Engagement*. The empowered consumer continues to re-define the media, entertainment and content marketplace and the consumer's ability and appetite to control this space continues to challenge. Interrupting and grabbing the attention of consumers is increasingly difficult and clients now need to find ways to participate in media.

MEC's role is to get consumers actively engaged with our clients' brands. That is the future of how we have to deliver and that's why the investment in the diversification of our business continues and is increasingly where our growth is coming from.



Charles Courtier
Executive chairman
Mediaedge:cia

In addition to our media planning and implementation capability, we've established and are growing our operations in interaction (digital, direct & search), entertainment marketing, sports, sponsorship and event marketing, cause-related marketing, content development, ROI and consumer insights, and we are now developing a retail marketing practice.

We'll continue to diversify and integrate this expertise and apply it to our clients' business: engaging consumers across an ever-increasing number of communication channels.

With these new capabilities has come new talent and skills into the agency, and talent management – including training and development – remains a key priority. The range of our business is now so wide that opportunities for people with ideas and creativity are endless.

We continue to run our *MEC Navigator Academy*, a major professional training program that ensures we integrate and deliver the best of MEC to all our clients all around the world.

The clearest sign of vitality is our ability to grow with our existing client base and to win new business. 2005 saw major regional and global wins from new clients such as IKEA, Paramount Pictures, Michelin, Cingular Wireless, Toys "R" Us and Monster.com. Perhaps most satisfying of all is that the majority of our growth comes from our long-standing client partners where we're managing an increasing share of their investment in media and communication services.

Additionally, we've seen certain MEC markets 'bloom' where everything clicked and a staggering run of success all happened at once – China and Poland are two great examples of that for us. It's our ability and depth at the local market level, all around the world, that ultimately defines the core strength of MEC.

We continue to play our key role in GroupM, the world's leading media investment management group, leveraging the scale and intelligence of WPP's media capabilities.

As we look ahead, it's essential that we keep both our clients and the consumer at the heart of everything we do. In this context, our priorities must be to deliver growth – both for our clients and our own business – to continue to diversify our capabilities by either building or acquiring and to attract, retain and develop the best talent.

MEC had a great 2005. We're proud of what we achieved. And as we look ahead to 2006, we do so with great confidence.

Charles Courtier

MindShare



Dominic Proctor
Chief executive officer
MindShare

2005 was another wonderful year for MindShare's people.

Our eighth year of existence saw our eighth consecutive year of serious double-digit growth as we developed new services and skills to apply to our clients' businesses. In turn our clients rewarded us with many new responsibilities and new accounts. It was another record-breaking year for MindShare.

Our ambition moved from being leading marketing partners for our clients to being their leading business partners. This change in emphasis has led to major investments in developing strategic resources, especially in the areas of communications planning, content, insights, digital and return on investment (ROI). Our clients have always told us that they want us to be brilliant at implementation and execution but now also increasingly to help them much more at a strategic level. For example, we have developed extremely sophisticated tools which help us answer a key question posed by all of our clients, "what is the most effective way to deploy my budget?"

In a communications landscape that offers such incredible choice and complexity, clients have asked MindShare to be their partners in navigating these new channels. And, in an increasingly accountable world, they want our advice to be based on sound metrics and data as well as intuition and creativity.

With the resources of WPP and GroupM, we are well positioned to meet these challenges.

In 2005 we significantly enhanced our reputation for really delivering on pitch promises. In a market which has become highly measurable it is a key competitive advantage for us to be known as the agency which over-delivers. Not only does this add profit to our reputation but it also adds to our income as most of our contracts now have an element of performance-related bonus.

Our partnerships with clients are enduring rather than project-based, so it is crucial that we can be trusted to deliver.

Many of these partnerships are global, or at least international, and our global network remains our single biggest competitive advantage. This has been the case for five years now. Actually, the network of 5,000 people comprises several mini-networks which represent all aspects of our business so, for example, there are networks of managers, researchers, sponsorship experts, finance experts, traders, ROI specialists, knowledge managers, HR specialists, content specialists, digital experts and (of course) networks of people dedicated to servicing each of our clients. As our growth has been so rapid we were concerned that such a strong network culture might dissolve, but in fact it has strengthened. This remains a key management priority as we move towards our tenth year.

Media investment management is becoming a global and consolidated business and this uniquely strong network enables us to capitalize on that fact.

We seek regular feedback from our people and the vast majority are very happy and motivated to be part of the MindShare team. From this feedback we know that we have plenty of things to improve (e.g. training, management feedback, internal communications). Overall they greatly value the collaborative attitude.

Similarly the feedback from clients is very positive and client retention rates are very high.

They have told us they want us to be more accountable but also more creative. To increase our global reach as well as our local expertise. To get the "old stuff" right while developing the "new stuff". To be a huge resource but delivered bespoke. We do not see these as contradictory ambitions. Rather, as a service business, we need to maintain high levels of flexibility as each of our clients has different requirements and these individual requirements themselves shift rapidly. The way we try to achieve this is by minimising the bureaucracy and maximizing the common behaviour of collaboration, creativity, accountability, networking and fun. We don't want each MindShare office to be the same but we do see great advantage in similar behaviour.

In last year's report we commented on how wonderfully interesting the media sector has become. This is still the case. Technology and imagination still drive change and opportunity for our people and our clients globally. We intend to stick with our simple strategy and we are confident that the people and clients who comprise MindShare will continue to enjoy it here.

Dominic Proctor

The Kantar Group



Eric Salama
Chairman and chief executive officer
The Kantar Group

If this entry reads a bit like last year's, it is no coincidence. Our strategy has not changed. Our success depends on how well we execute against it. From that point of view our stakeholders – employees, clients, WPP and its share owners – had reasons to be satisfied with our progress in 2005. Our financial performance was good, our clients experienced more innovation and consistency in delivery than ever before, our people benefited from greater investment in development, training and focus on their careers than ever before, we recruited some fantastic people from diverse backgrounds and have an operational base which we can be proud of.

It is always nice to be publicly recognised in the way that **IMRB** and **BMRB** were in being voted Agency of the Year in India and the UK respectively, but we must set our own standards and work hard to ensure that we are the place where motivated, passionate, talented people can thrive and where clients can find a proactive partner who delivers great work consistently.

Our Kantar Gold Award winners in 2005 – **Millward Brown US** and **Ziment** – demonstrated this clearly through the way in which they innovated, deepened their relationships with clients and won new business, created an even better environment for their people and, in the process, grew revenues and profits substantially.

Our Kantar Performance Winners – **Added Value UK, BMRB, Lightspeed Research, MVI, Research International South Africa** and **Research International US** – also developed extremely well.

Overview

Financially, we did well in 2005. Our revenue performance was satisfactory in the light of the shift to internet-based research and the lower prices which that involves. Given that as a measure, revenue growth captures the extent to which our offer is suited to client needs, the extent to which we are price-competitive, the extent to which we deliver against our promises and the degree to which we innovate with our clients we can be pleased with the acceleration in our revenue growth over the past few years but we know that there is still more to do – our revenue growth was better than most of our competitors but not as strong as that of Ipsos or Synovate.

Our margin performance was very good in the light of increased price competition and procurement initiatives from clients and the fact that our margins are at higher levels than all of our major competitors in ad hoc research (TNS, Ipsos, Synovate, NOP) and increased by more in 2005 than anyone else in the industry. However we know that there is still more that we can do and we know that there are still parts of our operation – by brand and by geography – where we can improve.

Our businesses performed superbly in the US, Asia and Latin America during the year but struggled in Continental Europe and performed poorly in the UK. The UK industry went through a tough time in 2005 – revenue amongst the top 10 companies actually fell for the first time in over a decade but we contributed to our own problems. We know what we need to do in the UK – improve our talent pool, restore our thought leadership, become more price-competitive, be more proactive with clients – and we are very focused on achieving this.

Role in community

Our financial success has gone hand in hand with playing a stronger role in the communities in which we live and work. Public sector contracts continue to be a feature of our work. **Research International** carries out the Retail Price Index in the UK and is responsible for measuring service delivery for both the Royal Mail and OzPost; **BMRB** carries out the British Crime Survey, the authoritative measure of crime in the UK; **IMRB** carries out a host of work for the Indian Government and for bodies such as USAid and the Bill & Melinda Gates Foundation to understand attitudes towards AIDS, behaviour around immunisation and the like.

And, as communities around the Pacific dealt with the effects of the tsunami during 2005, Kantar and its people did more than simply raise $500,000 in contributions to help – our people in **IMRB** took the lead on our behalf and used part of the money directly on the ground, supporting the rebuilding of six schools and a science resource centre in India and the support of a wide range of psychosocial facilities and activities in Sri Lanka including pre-schools, camp care committee meetings, community building events and computer education classes.

Client needs and Kantar strategy

In the last two Annual Reports we wrote about clients who want insights which are actionable, timely and value for money, and of clients who complain of an industry that is too focused on data, which doesn't enable them to connect deeply with their customers and which doesn't make as big a contribution to their business as they need. If anything, client needs have become even more acute.

Consumer packaged-goods clients are finding it hard to push through price increases through European and US retailers unless they can offer new, genuinely innovative products and more and more clients are focused on understanding how they should allocate their media budgets and their in-store budgets to best effect.

Against that backdrop we have concentrated our offer development in a number of areas:

We have more and better sources of syndicated data and insights

In an attempt to deliver better insights more cost effectively to our clients we have increased our focus on syndication. In the past year:

- We have established **Focalyst**, a joint venture with the AARP, to deliver syndicated research on the needs and attitudes of the over 50s.
- **Ziment** has launched iMAP Research with immediate client demand in four therapeutic areas as a way of delivering attitudinal market tracking with physicians, patients and payors in the US and Europe and has rolled out the *US National Health and Wellness Survey* (www.nhwsurvey.com).
- **Mattson Jack** has integrated **DaVinci** and established itself as the leading authority in oncology.
- **IMRB** launched the *Wallet Monitor* which provides estimates of consumer spending and the Individual Purchase Panel – *iPulse*.
- **Center Partners** pioneered the use of trained remote agents in call centres.
- **TGI** is now available as the leading source of media consumption data in over 50 markets.
- **AGBNMR** enhanced its TV ratings offer by measuring homes with digital PVRs in UK for its client BARB, a world first.
- **Cannondale's** *Shopper Genetics* (frequent shopper) databases have been used by clients in a wide range of category management and channel-related work to understand individual consumers' reaction to in-store marketing while its RichMix product is now a leader in helping clients decide on assortment strategies.
- **MVI** analysed and interpreted the strategies of leading retailers in more markets than ever before and delivered those insights to clients through seminars, workshops and web-based modules.
- **Henley Centre's** merger with **HeadlightVision** has enabled us to launch products such as *Streetscape* and *Henley World* around the world, providing usable trends and insights into what is driving them.

We have developed a stronger offer in areas of critical importance to our clients

We have continued to improve our existing offers and have brought more genuine innovation to the market than at any time in our recent past. Particularly noteworthy has been the progress we have made in helping clients allocate their budgets effectively, in measuring the value of brands and in helping clients innovate.

Millward Brown has introduced *Demand And Activation* to its clients – a way of quantifying the impact which each media (paid-for such as internet advertising and not-paid-for such as word of mouth) has in driving demand, of quantifying the extent to which latent demand is translated into purchase in-store and of quantifying what is driving a decision in-store.

Together with other Kantar businesses (notably **Glendinning, Cannondale, MVI** and **Research International**), and companies such as G2, **Millward Brown** was also instrumental in developing a *Path To Purchase* methodology, a way of measuring and understanding the way in which consumers progress from the first impulse to purchase through deciding on stores and brands through consumption of a particular brand and its effect on subsequent purchases.

We have also made great progress in measuring the impact of brands. **Added Value** has taken industry thinking a step forward by focusing on the role of emotion in brands and the way which a brand makes people feel as the best guide to understanding behaviour. **Millward Brown Optimor** used its approach in valuing brands to team up with the *Financial Times* in publishing a special supplement ranking the world's most valuable brands.

And **Research International** has packaged up existing and new capabilities to offer a unique end-to-end innovation offer, with everything from concept screening and idea generation all the way through to forecasting sales of new products and services and measuring performance in-market.

We have helped clients make better use of their insights

It is not just through the generation of superb insights that we help our clients. **Research International, Added Value** and **Henley Centre HeadlightVision** have made use of innovative presentation approaches including video and live acting to make insights come alive in the minds and hearts of clients; we have carried out organisational development consulting projects with clients to help them better connect the generation of insights with decision makers; we have pioneered the use of creative briefs in research as a way of keeping ourselves and our clients focussed on what is really important in any given project.

We also have Kantar-wide account directors on some of our key client located in our clients HQs, whose job it is to anticipate client issues and ensure that the best of Kantar is delivered to them at appropriate times.

Our talent pool is stronger

We tell our clients that their brands are built through the quality of the interactions which they have with their customers – and it is no different for us. We have thousands of people and they each have hundreds, if not thousands, of interactions with our clients. Each one of those is an opportunity to understand the client better; to provoke, help, inspire.

Seen through that perspective, the emphasis we have put in the past two years on training and development, on individual career focus, on improving the quality of our leadership capabilities, on bringing in people with talents and capabilities we do not have enough of is nothing more than a necessity.

We measure our progress through talent reviews, regular succession planning, "town hall" and informal meetings and an annual Kantar-wide survey of all employees – progress against which we include in all senior management's bonus targets. Across the board we are doing OK, but still not good enough. There is now a talent mindset across the business; we have passionate people who love their work and who feel stretched and challenged, but we are still not making as positive a difference to the experience of all of our people as I would like us to be making.

Given that we want to be judged by what we do and the impact we have and not just by what we say, we have more work we need to do. Our aim is to do great work for clients. But we know that we will only do so consistently if we create and recreate an environment in which talented, passionate people thrive.

Our infrastructure is improving but we must pay more attention to respondent issues

2005 saw the consolidation of our operational base in the US under a single management team. **Kantar Operations**, as it is now called, manages fieldwork, data processing, scripting and all other operational capabilities for the whole of Kantar in the US and the UK. We are now able better to align capacity to needs, to manage transition to new forms of data collection such as the web and to do so cost-effectively and with the quality standards that we expect of ourselves. The focus this year will be on *Global Operations, Locally Delivered* – a way of being able to deliver on global projects through harmonized standards while taking into account local needs.

Lightspeed Research continues to be an industry leader in the provision of global online market research with panels that number over 17 million households across 29 countries. Last year, we conducted 12 million online surveys for clients. To increase global reach and increase ability to conduct online market research in emerging internet markets, **Lightspeed Research** has formalized two strategic global panel partner agreements and developed online specialty panels targeting the US Hispanic market, healthcare, financial services, automotive and telecommunications. **WebSurvey** has increased its physician panel to over 100,000 strong across the US, UK, France, Germany, Spain and Italy with access in Japan as well. It still features the highest-known response rates for a physician panel.

We believe that quality of fieldwork, privacy, ethical use of respondent data and other respondent issues will become increasingly important and that clients and the industry will begin to refocus on these things in years to come. We want to lead the industry in this area and will work with any clients, competitors and third parties who are committed to the same goals.

Adding to our existing capabilities

Our primary focus is always on our existing people and our existing businesses. But there will be occasions when recruiting externally or acquiring a business can enhance our business in a way that we could not organically.

Mark Cranmer (who joined us as CEO of **Research International** having run Starcom across Europe), Sonia Bueno (who joined us as **Research International**'s Latin American CEO from LatamPanel), Angus Porter (who joined us as CEO of **Added Value** having been on the board of Abbey National), Joanna Seddon (who joined us as CEO of **Millward Brown Optimor** from FutureBrand) are examples of numerous talented people from diverse backgrounds who are bringing us fresh perspectives and who are positively challenging the way we do things.

Similarly, the acquisition of Pentor in Poland and RI China for **Research International**, of MRI (in Korea) and Dynamic Logic for **Millward Brown**, of RMS as the leader in observing in-store behaviour, have helped us take our offers a step further.

Full circle back to clients

As I said last year, we do not often see our output displayed publicly. But we know that 2005 was a good year in terms of the impact that our work has had on clients – in setting their strategic agendas, shaping their communication, developing new products and services, optimising their trade and media spend, helping them deliver higher productivity from their employees, deepening the loyalty and repurchase rates of their customers, setting prices for their products and services which have raised margins without losing customers and setting KPIs against which they are measured internally. Our largest clients have grown at twice the rate of all our clients – a reflection of the value we have added to them.

We know that our structure and approach can deliver to clients in ways which no other organisation can. Our aim continues to be to extend the range of occasions and the consistency with which we can celebrate success together with our clients.

Eric Salama

Public relations & public affairs



Howard Paster
Executive vice-president
WPP Public relations & public affairs

Overview

Building on the momentum of a successful 2004, WPP's public relations and public affairs agencies had an excellent year in 2005. Especially gratifying was the contribution to the improvement from almost every agency, regardless of size or offering.

Revenue was up on a like-for-like basis by well over 7%, and up almost 19% on a constant currency basis including acquisitions. The revenue growth combined with disciplined management enabled public relations & public affairs to increase its margin by a full point for the second consecutive year.

This improved financial performance was only achieved by making progress toward qualitative goals set out in last year's Report. Specifically, we continue to do well in the competition for the best professional talent in public relations & public affairs. This requires that we compensate our people fairly. But winning the talent war requires more than appropriate compensation, it also requires giving people a clear career path, investing in training, supporting innovative thinking and providing a positive work environment. Our public relations & public affairs agencies understand this, and work at it all the time.

Another goal on which the agencies are focused is the need to adapt their offerings to changing client needs, be it new services, new geographies, or new media. In a dynamic economy, the proposition for clients must also be dynamic, reflecting marketplace demands.

One example of expanding the offer in 2005 was Burson-Marsteller's acquisition of Genesis, a leading public relations firm in India. Another example can be found in Ogilvy Public Relations Worldwide's (Ogilvy PR) acquisition of the Washington public affairs firm, the Federalist Group, even as Ogilvy PR strengthened its ties with Ogilvy & Mather, furthering Ogilvy's *360 Degree* proposition for clients.

Highlights of 2005 include a powerful new marketing alliance forged by Cohn & Wolfe with Ford, WPP's largest client. Cohn & Wolfe sustained its strong top- and bottom-line growth for the third year in a row. Other top performers among full service agencies were Ogilvy PR and Hill & Knowlton, the latter sustaining the positive momentum evident at the end of 2004. Burson-Marsteller managed well through a CEO transition, and by year-end Mark Penn, founding partner of WPP agency Penn, Schoen & Berland (PSB), was named Burson's new CEO. PSB, now a Burson agency, had an outstanding year.

The UK financial markets were busy in 2005, and a steady diet of IPOs and M&A activity enabled Buchanan and Finsbury, respectively, to again deliver very good results. Also performing at a high level were the US single-office firms of Robinson Lerer & Montgomery, BKSH, Quinn Gillespie and Wexler & Walker.

Howard Paster

Hill & Knowlton



Paul Taaffe
Chairman and chief executive officer
Hill & Knowlton

2005 at Hill & Knowlton saw a dramatic acceleration in clients requiring expanded communications services from the firm. All regions in the firm experienced revenue growth year-over-year with dramatic expansion in North Asia and, in particular, China where half of that growth was driven by existing clients.

H&K's focus on client service continues to be measured by the retention of its top 30 clients. HP, Motorola, Merck, SABIC, P&G, Microsoft and AstraZeneca remain atop a list consistent each year. New to the H&K family of clients include the Royal Canadian Mint, the government of Pakistan, the Commonwealth Bank of Australia, TomTom, HSBC, Hershey, VeriSign, Deloitte, Exelon and CRVD.

Companies turned to H&K for financial communications and M&A support in 2005. Canada led in transactions including CNPC International's acquisition of PetroKazakhstan; TUI AG's acquisition of CP Ships; and Arcelor Steel in its acquisition of Dofasco. H&K's Hong Kong and New York teams assisted baidu.com, the Google of China, to become the biggest first-day gainer on the NASDAQ since 2000. Hong Kong also managed the communications on the listing of China Construction Bank, the largest IPO in the world in 2005.

Hiring senior trusted advisors remained a top priority as Hill & Knowlton continued to deepen its talent. In healthcare, Paul Oestreicher joined as US director, Dr Martin Godfrey returned to London and Don Sancton came aboard as Canada's national practice leader. Judi Mackey was named US head of corporate communications, Mike Breslin signed on as Houston's GM, and Michelle Hutton was named head of Australia. In London, Richard Millar was promoted to head of consumer and marketing, and technology marketing specialist Paul Kok joined in Amsterdam. Julie Atherton came aboard as director of interactive in the US to help clients integrate their online communications to make marketing more immersive. Scott Kirkpatrick joined the firm to lead its US sports marketing practice.

H&K continued to invest in generating insights on communications. The annual survey, *Tech Decision Makers Study*, provides insight into the decision-making process for B2B technology purchases, assessing the criteria and sources of influence on senior tech decision makers when making their short list of vendors.

H&K also commissioned a *Consumer Influences Study* to analyze the sources of influence on consumers as they pass through the purchasing life cycle in key B2C product and service categories. The study pinpoints the most influential sources and identifies the experts for each category, enabling a targeted approach to spreading word-of-mouth.

Asia Pacific's crisis and issues management and training practice launched *Planning for Pandemics: A Step-by-Step Communications Approach for Responding Effectively to the Risks of Outbreaks*. This multi-faceted communications planning approach, extrapolated from the 2003 SARS crisis in Asia, is a plan that helps companies better understand how pandemics, such as avian flu, can threaten their operations and reputations. The offering helps companies undertake risk assessment, plan communications strategies to mitigate the threat and offers post-pandemic recovery strategies.

The year was one of transformation for Blanc & Otus, H&K's stand-alone technology company. Celebrating its twentieth anniversary, B&O added 20 new clients and six new staff members to its analyst relations joint venture with H&K, which is led by former Gartner Group analyst Josh Reynolds. Its consumer business grew to more than 40% of revenue by year's end.

B&O's clients include Hitachi Data Systems, DreamWorks Animation, Panasonic, Universal Electronics, Disney's Moviebeam venture, the Blu-ray Disc Association, Sony's US PlayStation division, and start-ups, including photocasting pioneers FilmLoop, mobile phone GPS innovator Destinator Technologies and VOIP telecom provider My People. B&O added major new assignments in its burgeoning London office for LG and MCI to major B2B work in the US for Computer Associates, Hyperion, Agile and Fujitsu Software.

Wexler & Walker Public Policy Associates had a successful 2005, with revenue increasing 12% over 2004. Helping to drive this growth were two significant hires out of the Bush Administration: John Duncan, who served as Assistant Secretary of the Treasury for Legislative Affairs; and Tom Blank, who came from the Department of Homeland Security where he served as Deputy Administrator (Acting) of the Transportation Security Administration.

Among the firm's client successes in 2005 were passage of umbilical cord blood legislation for Cord Blood Registries, Inc.; passage of legislation facilitating the exportation of pharmaceutical products overseas and job creation in the US for Cephalon, Inc.; passage of the Central American Free Trade Agreement for Comprehensive Market Access Coalition; and passage of energy legislation for the Alliance for Hydroelectric Licensing Reform.

Long a proponent of social responsibility for its clients, Hill & Knowlton promotes that philosophy in-house. H&K, JWT Pakistan and local associate Asiatic PR provided assistance to the government of Pakistan's rescue, relief and reconstruction efforts following the devastating October 8 earthquake. With on-site support in Pakistan, along with teams in Washington DC, London, Singapore and Islamabad, the team helped government officials coordinate aid from around the world and provided strategic communications counsel and media engagement. In addition, Hill & Knowlton contributed to the American Red Cross through its John Hill Foundation for the victims of US hurricane Katrina, as well as matching employee charitable donations.

Paul Taaffe



Ogilvy Public Relations Worldwide



Marcia Silverman
Chief executive officer
Ogilvy Public Relations Worldwide

Award-winning work, solid senior leadership, new business wins, expanded global client relationships, *360 Degree Brand Stewardship*®, thought leadership and growth – organic and through acquisitions – best describe 2005 at Ogilvy Public Relations Worldwide (Ogilvy PR).

The Ogilvy PR network continued to experience success worldwide throughout 2005 as we drove some of the year's innovative, creative and award-winning global communications initiatives. For example, in Asia we worked closely with the Coalition for a Healthy Indonesia and Johns Hopkins University to reduce infant mortality. We helped FM Global, the world's largest commercial and industrial property insurer, achieve a 20% increase in new business activity across Europe. In the US, we were recognized for our collaboration with the Hudson Highland Group, a leading executive search and staffing firm, on the *Hudson Employment Index*℠, now a nationally-recognized monthly economic barometer. And, once again, we led the charge in educating women about heart disease with the *Heart Truth* campaign for the National Heart Lung Blood Institute.

Though these are just a few examples of the work we did throughout 2005, they are a true testament to our stable roster of senior leaders, which includes a mix of old and new blood, and our highly skilled account teams. One respondent to our 2005 client survey said, "You are the best of the best. Keep up your hiring practices, because the talent you have employed in all areas is awesome." To that end, we rounded out our senior leadership team by hiring Luca Penati, to head the global technology practice and Orlando Camargo, as president of Japan.

As the account teams focused on delivering superior client service, our leadership set their sights on building business. By leveraging our solid base of strong legacy talent with strategic new hires, we won an array of new business opportunities around the world. Our global client list now includes Band-Aids®, Sam's Club, Quintiles Transnational, Mercury Interactive, Nestlé, Sony BMG, Ford and Goodyear, to name a few.

In addition to significant new business wins, we expanded our relationships with several global and multinational clients. For example, in the global consumer marketing practice our relationship with Unilever grew. We now support seven of Unilever's brands globally, including Slim·Fast, Lipton, Pond's, Dove, Comfort, Promise and Hellmann's. Corporate clients Invest in France and FM Global also tapped our worldwide network to manage their global communications.

We continued to differentiate ourselves in the marketplace by partnering with sister agencies Ogilvy Advertising, OgilvyOne, and Ogilvy Interactive to bring *360 Degree Brand Stewardship*® to life for our clients. Through these strategic partnerships we developed and delivered transformative communications programs to American Chemistry Council, DuPont and Unilever, among many others.

In 2005, Ogilvy PR was active on the thought leadership front as clients and industry influencers looked to our senior leaders for their expertise on some of the year's hottest topics. For instance, Christopher Graves, regional CEO of Asia Pacific, kicked off one of the earliest in-depth looks at corporate blogging and podcasting with a well-received global white paper. And, senior advisor James McGregor examined China's business landscape in his bestselling book *One Billion Customers; Lessons from the Front Lines of Doing Business in China.*

The Ogilvy PR footprint was expanded in 2005 with the acquisitions of iPR, the financial communications firm responsible for 40% of the IPOs on the Hong Kong stock exchange last year alone, and The Federalist Group. The Federalist Group is a premier Washington DC-based public affairs firm that specializes in government relations and has earned an unsurpassed reputation for successful legislative and regulatory advocacy.

Our global growth and client achievements in 2005 are a direct result of the strength, hard work, dedication and determination of our world-class global senior leadership.

If the first few months of 2006 are any indication, collectively they will continue to push the agency forward. From the launch of our interactive offering, *360 Degree Digital Influence*, to our focus on providing enhanced financial communications programming to corporate clients, Ogilvy Public Relations Worldwide is well positioned for another solid and successful year.

Marcia Silverman



B to D Group



Craig Branigan
Chairman and chief executive officer
B to D Group

Overview

A determination to dominate the global branding and design market changed the shape of WPP's brand consulting and design practice in 2005 with the formation of a new branding and design entity, the B to D Group.

Led by CFO Robert Horjus and myself, the group consists of Landor Associates, Enterprise IG, VBAT, Addison Corporate Marketing, Lambie-Nairn, The Partners and Walker Group.

The mission of the B to D Group is to maximize and leverage the strengths of each individual company in order to offer clients and prospects the most complete and compelling branding and design solutions. As part of the group, the companies have access to new clients and untapped markets, as well as resources such as advanced knowledge sharing systems and financial tools. Employee exchange further enables the companies to share top-level strategic thinking, creativity and cultural knowledge.

Year one of B to D Group operations was primarily spent building and refining the individual companies. Bringing energy and fresh perspectives, new company leadership was established at Landor, Enterprise IG and Addison with the promotion of Charlie Wrench to president, Simon Bolton to Worldwide CEO, and Tom Robinson to CEO, respectively. New financial management was also put in place at Enterprise IG.

Landor and VBAT were top performers in the group, both contributing record revenues in 2005. Landor produced record profits as well. Addison delivered a notable improvement over last year's performance and Lambie-Nairn presented solid numbers, surpassing 2005 expectations.

Enterprise IG had a productive year overall, with the business responding to the leadership and streamlining actions taken. The Partners finished on a high note, despite a slow start to the year and Walker Group advances into 2006 optimistic about refocusing the company on its more traditional retail roots.

In the coming year, we plan to expand the B to D Group's reach both in terms of geography and capabilities to increasingly meet our clients' growing demand for global knowledge and innovative solutions, and continue to position WPP's branding and design practice as the major force in the market.

Craig Branigan

Enterprise IG



Simon Bolton
Worldwide chief executive officer
Enterprise IG

2005 was a year of consolidation for Enterprise IG, cementing its position as a leading global brand agency. Strong office performances, deepening client relationships, key personnel appointments and continued investment in network infrastructure characterised the year.

Enterprise IG now has operations in 21 countries around the world. Most offer a portfolio of strategic counsel, design implementation and brand engagement. In particular, our offices in Dubai, Dublin, London, Paris and Tokyo all performed strongly. The highlights were in Dubai and Shanghai, where the rapidly expanding market for branding and identity services allowed us to considerably strengthen our presence and in London, where John Mathers guided the office to its strongest result since 2001. As we go to press, we are moving to strengthen our presence in Eastern Europe, India and Asia Pacific.

Enterprise IG's stated ambition is to serve the needs of the world's most demanding clients. The science of brand growth and engagement has never been more acute in client organisations. Thus Enterprise IG has stepped up to play a major partnership role with significant international clients such as American Express, Caterpillar, Electrolux, Masterfoods, SABMiller and Vodafone.

It was also gratifying to see the traction that Enterprise IG has achieved in new business, winning significant new clients such as Airtel, Credit Suisse, Diageo, Motorola and Ulster Bank, which also helped us grow our revenue over 2004.

In terms of people, we continued to enrich our talent pool office by office. At the CEO level, we appointed Rita Rodriguez to run North America, Neil Hudspeth was recruited to run Asia Pacific and Ulrika Dellby was recruited to run the Nordic region from Stockholm. Tracey Wood was appointed chief technology officer, directing all aspects of technology and knowledge sharing globally, and Alex Spark was appointed chief financial officer.

As part of our continued emphasis on people development, our international talent transfer programme continued to strategically relocate our people, whilst our commitment to multi-office training programmes helped reinforce our international culture.

At the beginning of 2006 I was appointed as the Worldwide CEO to lead Enterprise IG on this path of transition and growth. The strategy is in place and the network is delivering.

Simon Bolton

Fitch



Rodney Fitch
Chairman
Fitch

Fitch's second year as part of the WPP community has lived up to the expectations anticipated in my report last year. We have enjoyed a very satisfactory year on all fronts:

○ If industry recognition is a bellwether, then the quality of our work continues to improve. Notable amongst the many awards our studios collectively won were an IDEA Gold for our Gerber Sippy cup in the US and Store of the Year for Aquascutum.

○ We have continued to serve longstanding clients such as Microsoft, HSBC, Vodafone, BAT, GE and GM, whilst also growing business with a host of new clients such as Central Markets in Bangkok, Nokia in Europe and Levi's in the US.

○ The ongoing project of integrating our network into a Global Studio is a key task, one that has seen considerable success this year, with more of our studios working together, sharing clients, data and staff. This is also the case within the WPP community, where, by collaborating with sister agencies, we were able to win the annual WPP Worldwide Partnership Program award.

○ Our global network was greatly enhanced in Asia when we acquired the successful Singapore brand communications agency Spring, whilst also absorbing most of the Underline Fitch network. We now have four studios in the region and look forward with confidence to growing our presence and portfolio, not least in India, where we have won our first projects.

○ We also continue to grow our international reach elsewhere with new projects in Russia, Thailand, the Middle East and Latin America and, to build on these opportunities, we have established a Fitch presence in Moscow and Dubai.

Our endeavours on the creative, client and integration fronts have helped deliver better than expected financial results for 2005. In 2006 we have ambitious plans, the year has started well and we remain confident and optimistic.

Rodney Fitch

CommonHealth



Matt Giegerich
President and chief executive officer
CommonHealth

2005 was another year of growth and expansion for the CommonHealth network, with significant accomplishments on every front. Among other things, our organization of 13 distinct operating agencies – each organically grown to focus on a specific sector within the dynamic healthcare communications arena – generated more new business than in any prior year, positively impacting every area of our business.

All CommonHealth agencies operate interdependently – sometimes separately and sometimes together – with individual client/brand needs driving specific combinations of the total offering. The multitude of possibilities across the network allows CommonHealth to be both large and small, taking advantage of scale and resources, yet maintaining entrepreneurial environments that keep clients' interests at the forefront.

Through our expanding range of services and the dedicated focus and talent of our increasing employee base, in 2005 CommonHealth:

- Received significant new assignments from 23 client companies including 3M, Abbott, AstraZeneca, Berlex, Bristol-Myers Squibb, Duramed, J&J, Merck, Nestlé, Novartis, Pfizer, Reckitt Benckiser, TAP and Wyeth.
- Expanded our client roster to include assignments with each of the top 11 healthcare manufacturers.
- Integrated our services better than ever before, with more than 80% of our top client brands now working with two or more CommonHealth companies.
- Successfully launched Altum, CommonHealth's newest agency, focusing on high-science and specialty markets.
- Dramatically expanded the client roster and talent pool within CommonHealth's second newest agency, Solara, focused on the distinct marketing needs of the managed care environment.
- Further extended our arsenal of proprietary insight and planning tools – including *Managing the Dialogue*™, *StoryTeller*™, *PatientTalk*™ and *PeerSight*™, generating a unique ability to understand and impact the real, fluid world of healthcare communications.
- Added an extraordinary level of new talent to the organization, strengthening and deepening the offerings of each agency within our network. With 22 new hires at the SVP level and above, and 157 new people hired in 2005 overall, the ranks of creative marketing talent within CommonHealth have never been so deep.
- Won 29 creative and/or industry awards.
- Gave back to the community through an ongoing charitable contribution campaign, numerous pro bono assignments and employer-match fundraisers benefiting both local and global causes.

Moving forward, we'll continue to hone our plans for growth based on current dynamics in the healthcare marketplace, including an accelerated focus on specialty care/targeted therapies; the need for real-time, reality-based marketing tools and techniques; and the move toward interactive, context-based messaging and permission-based media.

CommonHealth's 35+ year history of innovation, creativity and growth in the healthcare communications arena continues to spur us on in our quest for more effective and more efficient ways to reach our clients' customers. With an increasing sense of connectivity and productivity throughout the organization, our interconnected business model and culture has proven in recent years to be ideal for both our clients and our people, and it sets the stage for a very promising 2006.

Matt Giegerich

Specialist communications

Overview

Our specialist communication businesses provide clients with unique marketing capabilities, specialized industry expertise, and deep knowledge of particular audience segments. In 2005, several new specialist resources were added, some existing units were further developed, and others aligned structurally or collaboratively with our large group networks.

Direct, promotional and interactive marketing

Bridge Worldwide, a recent acquisition, brings to WPP networks world-class capabilities and dynamic growth in the interactive and relationship marketing space.

In 2005, Bridge was selected for Procter & Gamble's best-in-class interactive agency roster, solidifying a longstanding relationship which now extends across over a dozen brands, including four of P&G's billion dollar brands (Charmin, Pringles, Folgers and Bounty) as well as P&G's corporate online initiatives (P&G's Everyday Solutions). Also in fast-moving consumer goods, Bridge added notable digital marketing relationships with McCormick & Company, the largest spice company in the world, and ConAgra Foods, one of North America's largest packaged food companies.

Bridge Worldwide's healthcare business also experienced strong organic growth at Johnson & Johnson's Ethicon Endo-surgery and Abbott Labs' Ross Products Division. Tackling chronic disease states such as morbid obesity and diabetes, Bridge's focus on healthcare demonstrates the power of digital media to act as a hub in cementing relationships with professionals as well as consumers in high-involvement categories. Bridge's work on the professional launch for J&J's BariatricEdge won a Silver at the RxClub Awards.

MJM benefited from a wide range of opportunities as face-to-face marketing truly came into its own in 2005. The result was a diverse portfolio of exciting work encompassing all the company's varied offerings. Projects ranged from incorporating live performance into traditional museum environments for the New York Historical Society, to staging a meeting in the desert around Dubai, opening new HSBC branches across the UK, and providing webcast support for key internal communications at GlaxoSmithKline. Among the most dramatic projects was the design and creation of Canon Expo 2005 in New York. This proprietary trade fair-like event attracted more than 10,000 invited guests and comprised 130,000 square feet of theaters, exhibits, product displays, and media and live presentations.



Mary Ellen Howe
Chief operating officer
Specialist communications, North America

EWA continued to develop its data and relationship management services and recorded another strong performance in 2005. Growth was boosted by a new contract with BAA Stansted and expansion of existing contracts with the Department of Health and the Training and Development Agency for Schools.

Einson Freeman continued to make news in the world of brand promotion and integrated marketing. The agency enjoyed both new and expanded relationships with Dunkin' Brands, HSBC, Pfizer, Bristol-Meyers Squibb, Simon Properties Group and more. Highlights included the branding and fully-integrated launch of Dunkin' Donuts new flavored coffee line and a focus on employee incentive programs for HSBC as part of the WPP multi-disciplinary team. In addition, the creation of a unique tie-in between Pfizer's Purell brand and National Geographic Kids won a distinguished Reggie Award from the Promotion Marketing Association.

Mando Brand Assurance strengthened its relationship with Unilever, via significant wins from Pot Noodle and Dove. Other major campaigns included Walkers/PepsiMax, *The Guardian* newspaper and Callaway. Mando continued to extend its coverage and knowledge of text and web sales promotion campaigns during 2005.

Headcount Field Marketing broadened its client base, adding L'Oreal, Fexco and the Environment Agency while growing existing relationships with clients such as Epson. The year ended with the win of a long-term contract from Warner, and the development of a Field Marketing European alliance across all major markets.

Warwicks' focus on the automotive industry helped earn an assignment with The Automotive Academy during 2005. Early this year, work was awarded for Sytner BMW car dealerships to handle local press advertising and customer-focused marketing.

Custom media

Forward continued to develop its UK business with customer direct work for Tesco, Barclays and Ford. The business also secured its first North American work for Sears Holdings Corporation, based in Chicago, the start of a planned expansion for Forward.

Spafax had a strong year, winning new inflight entertainment contracts with Singapore Airlines and Quantas and renewing contracts with Malaysia Airlines, Cathay Pacific, British Airways and Delta. The acquisition of DMX Inflight in early 2006 strengthens Spafax's integrated inflight entertainment offering and gives them a greater presence in the US market.

Demographic and sector marketing

Pace registered a very strong performance in 2005, winning national recognition once again for its prestigious real estate clients at the National Association of Homebuilders annual convention. Substantial billing growth from existing clients, coupled with significant wins in new geographic markets, kept Pace ahead of performance expectations. Anticipating future needs of the marketplace, the firm has also launched new web site and virtual tour initiatives.

Geppetto helped clients as varied as Pfizer, Samsung, Sanford, Kraft and Little Tikes tap into the power of the youth market with work in the areas of product development, advertising, promotions and positioning.

Specialist communications



Andrew Scott
Chief operating officer
International specialist communications

The Food Group enhanced its leadership position in food industries through the creation of a strategic consultancy for corporate business and industry clients. Notable wins in 2005 included an engagement by Johnson & Johnson to launch a system-wide healthy eating initiative. Food Group retained agency of record assignments for many of the nation's leading foodservice clients, such as TABASCO, Kraft, Florida Department of Citrus and newly acquired Dannon.

BDG McColl, Edinburgh-based architects and interior designers, showed continued international growth alongside appointments in the UK for BP's new North Sea Operations Headquarters, and for the architectural and interior design of the new Veterinary School for the University of Edinburgh.

BDGworkfutures had a successful year with significant new wins, including Barclays, Honeywell Control Systems and Robson Rhodes. In addition to corporate clients, BDGworkfutures also secured a number of contracts to deliver workplace strategy and design within the Government sector, and this area is expected to continue to be strong in 2006.

Dovetail built on relationships with the architectural and design community to develop new business opportunities through specifying furniture for major new projects. These included Discovery Channel's new offices in Chiswick, Melli Bank's new facility at London Wall, as well as The National Trust's award-winning HQ scheme in Swindon.

Sports marketing

PRISM showed continued growth with the addition of a number of new blue-chip clients providing sponsorship assignments. Campaigns included Shell's sponsorship of Ferrari and Ford's DestinationFootball. PRISM continued to use *Brand Sponsorship Valuator 6.0* to help companies clearly define the return on investment from sponsorship investments and to create intelligent sponsorship activation programs. Clients included Deutsche Bahn, Samsung, Telefonica, Visa and Xerox.

PSM opened affiliate operations with WPP sister companies Bates Pan Gulf in Dubai and Ogilvy RedCard in Singapore. New clients included Gillette, Nikon Europe, the European Space Agency and Chevrolet. The launch of *Sportz III*, the WPP sports equity tool in which PSM partners with Hill & Knowlton, promises to be a major boost.

Global Sportnet (GSN) continued the implementation of its strategy to move from being a specialized football agency to a full service sports marketing agency marketing the media (television, mobile, broadband) and sponsorship rights of sports rights holders. In 2005 GSN brought in VELUX as the naming rights sponsor for Clipper Venture's 5 Oceans Race, the solo around-the-world yacht race.

Media and film production services

Metro showed successful growth with further in-roads into the High-Definition broadcast market and strong performance in the events and staging business. The broadcast business shot and edited *Totally Frank* and provided production facilities for various high-profile programs for UK terrestrial television. The events and staging business provided internal communication and external trade events for clients such as Accenture, BP, CSFB, Experian, Innovene, JP Morgan, Morgan Stanley, RBS and UBS.

The Farm Group, including Uncle, had another successful year despite difficult trading conditions, and was voted Best Post Production Company in the *Broadcast* magazine awards (the fifth time in six years). Numerous high-profile film, TV and DVD projects were handled by the Farm Group throughout the year including *X Factor*, *Jonathan Ross*, *Hustle* and *Little Britain* in the London facility, and *Space Cadets* and *Deal or No Deal* in the Bristol facility.

Mary Ellen Howe and Andrew Scott

What we think

It is our custom to invite marketing commentator and member of the WPP Advisory Board, Jeremy Bullmore, to contribute an essay to our Annual Report each year.

In a change for this year only, we are devoting these pages to the work of Stephen King, one of the founding fathers of modern advertising practice and a long-serving director of JWT, WPP and The Henley Centre.



Apples, Insights
and
Mad Inventors
An entertaining analysis of modern marketing
by
JEREMY BULLMORE

Readers may be pleased to learn that a collection of Jeremy's Annual Report essays, written over the past eight years, has just been published in book form by Wiley. *Apples, Insights and Mad Inventors: An entertaining analysis of modern marketing* is available from Amazon and major booksellers, including Blackwell's, Borders and Waterstone's.





The Advertising & Marketing Services Industry

New markets and new technologies

WPP CEO Sir Martin Sorrell reports



2005 was a surprisingly strong year, after 2004, which marked the full recovery from the internet bust of 2000. In theory, 2005 should have been the weakest of the four-year cycle to 2008, with no events to boost advertising and marketing services spending. It was, however, WPP's best year ever – measured by all metrics. It achieved, for the first time, 15% operating margins under 'old' 2004 UK GAAP measures. 2006 has already shown more improvement. It should, in theory, be even better – a 'mini-quadrennial' boosted by mid-term Congressional elections in the US, the Winter Olympics in Turin and soccer's World Cup in Germany.

And 2007 will be the platform for 2008, a 'maxi-quadrennial' year dominated by the US presidential elections (Hillary Clinton vs. John McCain? Tom Vilsack vs. Condoleezza Rice?), the blockbuster Beijing Olympics and the European Football Championships in Austria and Switzerland.

In the longer term, true globalisation and the growth of Asia Pacific, overcapacity and the shortage of human capital, the web, the demand for internal alignment and as a result internal communications, and retail concentration should together underline and assure the importance of our industry and its constituent parts – advertising and marketing services.

Worldwide communications services expenditure 2005
$bn

	Advertising	Market research	Public relations & public affairs	Specialist commun -ications	**Total**
US	166.2	9.5	2.9	457.0	635.7
UK	21.3	2.3	1.0	66.7	91.3
France	12.6	1.7	0.1	24.8	39.2
Germany	20.2	2.0	0.2	37.7	60.2
Japan	40.9	1.6	0.1	48.8	91.4
Rest of the world	145.1	5.9	0.1	155.5	306.6
Total	406.3	23.0	4.5	790.6	1,224.4

% by country

○ US	51.9%
○ UK	7.5%
France	3.2%
○ Germany	4.9%
○ Japan	7.5%
Rest of the world	25.0%
Total	100.0%



Sources: Veronis Suhler Stevenson/ZenithOptimedia/ESOMAR/WPP estimates

Growth continues

In 2005, spending on worldwide communications services – or advertising and marketing services – grew by 3-4% to more than $1.2 trillion, putting WPP's market share, including Grey Global, at about 10%. This year the industry should grow at around 4%. As a proportion of worldwide GNP, it probably fell during the recession of 2001-03, but stabilised in 2003, 2004 and 2005. It will probably continue to grow again in 2006 and beyond – in 2007 and 2008.

Advertising and Media investment management – which concentrate on traditional media such as television, radio, newspapers, magazines, outdoor and cinema – have grown well historically and led the industry out of the recession. But its share has declined as supposedly less sophisticated, less global and less developed marketing services have gained share. These are the so-called below-the-line areas, such as Information, insight & consultancy, Public relations & public affairs, Branding & identity, Healthcare and Specialist communications – particularly direct, interactive and internet communications.

The march of marketing services

Marketing services have grown more quickly for two reasons. First, network television pricing has risen faster than inflation, to the disquiet of big advertisers. Procter & Gamble, the world's biggest advertiser (now even bigger with Gillette), Unilever, Coca-Cola and American Express have registered voluble protests in recent times. They are sick and tired of paying more for less.

In 2003, in the upfront network buying season, cost per thousand rose by an estimated 15-22% against an expected 7-12% – this against general price inflation of 3%. In 2004, upfront pricing continued to outpace

US advertising spending 1999-2009
$m

Year	Television	Radio	News-papers	Consumer magazines	Business to business magazines	Consumer internet	Yellow pages	Outdoor	Cinema	Video games	Total
1999	49,375	17,681	50,689	11,433	10,492	4,621	13,196	4,832	129	3	**162,451**
2000	56,208	19,848	53,371	12,370	11,659	8,087	14,267	5,235	194	9	**181,248**
2001	50,856	18,369	49,093	11,095	10,085	7,134	15,035	5,233	246	22	**167,168**
2002	54,729	19,411	49,079	10,995	9,028	6,010	15,231	5,232	301	44	**170,060**
2003	55,863	19,607	50,126	11,435	9,263	7,267	15,366	5,504	361	79	**174,871**
2004	62,101	20,022	52,152	12,121	9,845	9,626	15,928	5,834	438	120	**188,187**
2005	**65,668**	**20,571**	**54,090**	**12,788**	**10,558**	**12,629**	**16,522**	**6,144**	**522**	**178**	**199,670**
2006	**71,499**	**21,258**	**56,262**	**13,555**	**11,330**	**16,052**	**17,274**	**6,481**	**608**	**267**	**214,586**
2007	75,132	22,120	58,126	14,409	12,115	20,002	18,067	6,849	694	402	**227,916**
2008	81,931	23,419	60,204	15,346	12,962	24,062	18,975	7,234	782	594	**245,509**
2009	86,612	24,565	62,086	16,374	13,803	28,198	19,973	7,623	863	800	**260,897**

US advertising spending 1999-2009
$m



Television
Radio
Newspapers
Consumer magazines
Business-to-business magazines
Consumer internet
Yellow pages
Outdoor
Cinema
Video games
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: Veronis Suhler Stevenson

inflation, cost per thousand rising by 6-7%. 2005 saw more softening, but prices still grew faster than inflation at around 4-5%. NBC was particularly hit hard – dropping $900 million in revenues, with pricing, programming and late bargaining issues combining to cause significant issues. 2006 will probably stabilise around the general price inflation level of 3%.

The analogy is to imagine what would happen in the car industry if the price of steel rose consistently by 10% against general price inflation of 3%. Manufacturers would use less steel or find a substitute. That is what is happening in our industry, too. Marketing services and other traditional media such as radio, outdoor and cinema advertising are becoming more acceptable substitutes.

Network television will, however, remain an important medium. It will not disappear. If we were starting a multinational packaged goods company from scratch, we would still use network television to reach

Top 10 US advertising spenders by category $000

Industry	Jan 2004 – Dec 2004	Jan 2005 – Dec 2005	% change
Automotive	20,479,778	19,808,258	-3
Retail	12,515,123	12,565,413	–
Media & advertising	8,663,052	9,393,459	8
Telecommunications	7,638,228	8,010,834	5
Financial	7,322,213	7,898,741	8
Medicines & proprietary remedies	6,916,048	6,869,126	-1
Local services & amusements	6,220,484	6,754,560	9
Insurance & real estate	4,356,074	5,317,937	22
Public transportation, hotels & resorts	4,985,368	5,085,637	2
Restaurants	4,413,707	4,680,193	6
Total	**83,510,076**	**86,384,167**	**3**

Source: TNS Media Intelligence

Growth in US advertising spending 2000-2009 % growth

Year	Television	Radio	Newspapers	Consumer magazines	Business to business magazines	Consumer internet	Yellow pages	Outdoor	Cinema	Video games	Total
2000	13.8	12.3	5.3	8.2	11.1	75.0	8.1	8.3	50.4	200.0	**11.6**
2001	-9.5	-7.5	-8.0	-10.3	-13.5	-11.8	5.4	0.0	26.8	144.4	**-7.8**
2002	7.6	5.7	0.0	-0.9	-10.5	-15.8	1.3	0.0	22.4	100.0	**1.7**
2003	2.1	1.0	2.1	4.0	2.6	20.9	0.9	5.2	19.9	79.5	**2.8**
2004	11.2	2.1	4.0	6.0	6.3	32.5	3.7	6.0	21.3	51.9	**7.6**
2005	**5.7**	**2.7**	**3.7**	**5.5**	**7.2**	**31.2**	**3.7**	**5.3**	**19.3**	**48.3**	**6.1**
2006	**8.9**	**3.3**	**4.0**	**6.0**	**7.3**	**27.1**	**4.6**	**5.5**	**16.4**	**50.0**	**7.5**
2007	5.1	4.1	3.3	6.3	6.9	24.6	4.6	5.7	14.2	50.6	**6.2**
2008	9.0	5.9	3.6	6.5	7.0	20.3	5.0	5.6	12.6	47.8	**7.7**
2009	5.7	4.9	3.1	6.7	6.5	17.2	5.3	5.4	10.4	34.7	**6.3**
Compound annual growth											
1999-2004	4.7	2.5	0.6	1.2	-1.3	15.8	3.8	3.8	27.7	109.1	**3.0**
2004-2009	6.9	4.2	3.5	6.2	7.0	24.0	4.6	5.5	14.5	46.1	**6.8**

Source: Veronis Suhler Stevenson

Growth in US advertising spending 2000-2009 Compound annual growth 1999-2004 vs 2005-2009



Television
Radio
Newspapers
Consumer magazines
Business-to-business magazines
Consumer internet
Yellow pages
Outdoor
Cinema
Video games
200
180
160
140
120
100
80
60
40
20
0
-20
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: Veronis Suhler Stevenson

Hours per person per year using consumer media in US

	1999	2000	2001	2002	2003	2004	2005	2006[1]	2007[1]	2008[1]	2009[1]
Total broadcast television	797	793	744	719	696	678	679	684	678	675	681
Total cable & satellite TV	630	674	744	800	847	868	869	871	877	891	881
Broadcast & satellite radio	939	942	952	991	1,003	986	978	975	974	984	984
Newspapers	205	201	197	194	192	188	183	179	175	170	165
Recorded music	281	258	229	200	184	185	179	175	175	169	165
Consumer internet	65	104	131	147	164	176	183	190	195	200	203
Consumer magazines	134	135	127	125	121	124	124	122	122	122	121
Consumer books	117	107	106	109	109	108	106	106	106	106	106
Video games	58	64	66	70	75	77	78	82	86	93	96
Home video	41	43	47	57	60	67	76	84	91	95	99
Box office	13	12	13	14	13	12	12	12	12	12	12
Interactive TV & wireless	–	–	–	4	7	11	15	19	26	32	42
Total	**3,280**	**3,333**	**3,356**	**3,430**	**3,471**	**3,480**	**3,482**	**3,499**	**3,517**	**3,549**	**3,555**

Source: Veronis Suhler Stevenson

[1] Estimated.

the largest number of people in the shortest time at the lowest cost.

Clients need reach. In the US, for example, primetime network television used to reach 90% of households. A few years ago it was 50%; today it is perhaps only 33%. There are, of course, still programmes with significantly increased reach, like the Super Bowl or Academy Awards or Olympic Games or World Cup. But they remain in relatively fixed supply and their prices are bid up as a result. That is why a 30-second Super Bowl ad costs $2.5 million and an Academy Awards slot $1.5 million.

This is not a situation that can last, particularly when significant segments of the population seem to go missing. For instance, US audience ratings indicate that young men have disappeared on Monday nights – perhaps gaming on the internet or watching out-of-home in bars – and housewives have defected from soap operas.

Moreover, media fragmentation has increased significantly as the old media become more sophisticated and the new media proliferate. Technology has improved the effectiveness and development of cable and satellite television, newspapers and periodicals, radio and outdoor, while spawning new media in direct, interactive and the internet. Many of these new media are more measurable and more targeted.

At the same time, media consumption habits are changing with every generation. Just look at what a four-year-old can do with a computer in a few hours or what bloggers and hackers do with different value systems. Decision-makers in media owners and agencies tend to be in their fifties and sixties; their sons and daughters and grandchildren are shifting in ever greater numbers to multi-tasking on the web, personal video recorders (PVRs), video-on-demand, mobiles, podcasts and internet games.

Many leading executives are in denial. They believe – or hope – that such changes will not happen on their watch. Yet I know that my own consumption habits have altered radically over the past few years – more daily newspapers, fewer periodicals. More cable and satellite television, less network. More web use for information and BlackBerry® e-mail. I am less willing to wait for detailed analysis in weeklies or fortnightlies. I want commentary now. Why should I wait for 10 days or so for in-depth analysis of the Procter/Gillette merger announced on a Thursday night? Although, puzzlingly, *The Economist* still seems to strengthen and passed one million circulation and women seem to be increasing their magazine readership.

Similarly, the US has hitherto accounted for about half of worldwide advertising and marketing services spending, with the most prominent non-US markets being Japan, Germany, UK, France, Italy and Spain. That is changing. Asia Pacific, Latin America, Africa, the Middle East, and Central and Eastern Europe are becoming more and more significant, as multinational corporations build their businesses where populations are growing.

Non-US markets will be increasingly important. Extrapolate WPP's current revenues in the BRIC countries (Brazil, Russia, India and China) or BRICI (including 200 million people plus Indonesia) at the rates of GNP growth predicted in recently published Goldman Sachs research documents and assume moderate rises in advertising to GNP ratios. The result is that Asia Pacific, Latin America, Africa, the Middle East, and Central and Eastern Europe will take a growing share of our business: possibly 38% by 2015, excluding acquisitions. Perhaps we should look at our activities on a network television and non-network television basis, and a US and non-US basis.

Projected GDP, BRIC vs G6
$bn

	2000	2005	2010	2015	2020	2025	2030	2035	2040	2045	2050
Brazil	762	468	668	962	1,333	1,695	2,189	2,871	3,740	4,794	6,074
China	1,078	1,724	2,998	4,754	7,070	10,213	14,312	19,605	26,438	34,799	44,453
India	469	604	929	1,411	2,104	3,174	4,935	7,854	12,367	18,847	27,803
Russia	391	534	847	1,232	1,741	2,264	2,980	3,734	4,467	5,156	5,870
France	1,311	1,489	1,622	1,767	1,930	2,096	2,257	2,445	2,668	2,898	3,148
Germany	1,875	2,011	2,212	2,386	2,524	2,604	2,687	2,903	3,147	3,381	3,603
Italy	1,078	1,236	1,337	1,447	1,553	1,625	1,671	1,708	1,788	1,912	2,061
Japan	4,176	4,427	4,601	4,858	5,221	5,567	5,810	5,882	6,039	6,297	6,673
UK	1,437	1,688	1,876	2,089	2,285	2,456	2,649	2,901	3,201	3,496	3,782
USA	9,825	11,697	13,271	14,786	16,415	18,340	20,833	23,828	27,229	30,956	35,165
BRIC	2,700	3,330	5,441	8,349	12,248	17,345	23,415	34,064	47,013	63,596	84,201
G6	19,702	22,548	24,919	27,332	29,928	32,687	35,906	39,668	44,072	48,940	54,333

Source: Goldman Sachs

Worldwide advertising expenditure
US vs non-US

Major media*	2004	2005	2006	2007	2008
North America	168,250	173,271	182,209	189,878	197,369
Year-on-year growth %	6.1%	3.0%	5.2%	4.2%	3.9%
Europe	105,099	109,034	113,666	118,474	123,495
Year-on-year growth %	6.4%	3.7%	4.2%	4.2%	4.2%
Asia/Pacific	78,802	83,162	88,819	95,420	101,816
Year-on-year growth %	6.5%	5.5%	6.8%	7.4%	6.7%
Latin America	13,710	16,038	17,652	18,883	19,905
Year-on-year growth %	13.9%	17.0%	10.1%	7.0%	5.4%
Africa/Middle East/ROW	12,858	15,484	18,450	21,482	25,105
Year-on-year growth %	69.2%	17.0%	16.1%	14.1%	14.4%
World	378,719	396,989	420,796	444,137	467,690
Year-on-year growth %	7.2%	4.8%	6.0%	5.5%	5.3%

Source: ZenithOptimedia
*TV, Print, Radio, Cinema, Outdoor, Internet.

Consumer price inflation
Year-on-year % change

	01 v 00	02 v 01	03 v 02	04 v 03	05 v 04
France	1.7	1.8	2.1	2.2	1.9
Germany	2.0	1.4	1.1	1.6	2.0
Italy	2.8	2.4	2.6	2.3	2.2
Japan	-0.7	-0.9	-0.3	0.0	-0.3
UK	1.8	1.6	2.9	3.0	2.2
USA	2.8	1.6	2.2	2.7	3.3
Brazil	6.8	8.5	14.7	6.6	5.0
Russia	21.5	15.7	13.7	10.9	12.1
India	3.7	4.4	3.9	3.8	4.3
China	0.5	-0.8	1.2	3.9	3.0

Source: ZenithOptimedia

Increasingly, the marketing world is becoming two-paced or even three-paced, geographically and functionally. Asia Pacific, Africa and the Middle East and Central and Eastern Europe are outpacing the US and the US outpacing Western Europe; the internet and other new technologies are outpacing network television, newspapers and periodicals.

WPP was founded some 20 years ago by two people in one room to try to capitalise on these two trends and provide co-ordinated advertising and marketing services throughout the world.

Events, dear boy

We were spoiled in the 1990s. All you had to do was come into the office. With a tightly controlled Rubin/Greenspan US economy and Friedmanite economics driving the global economy it was relatively easy – despite the world's second largest economic engine, Japan, being out of order for 12 years or so. Strong growth, low inflation and high, but not full levels of employment, drove a 10-year bull market, such as we have not seen since the 1920s.

The speculative blowout around the internet was perhaps inevitable and, given its size, a lengthy correction was necessary. Overall, the past five years have been painful. After growing consistently through the 1990s, culminating in organic growth of 15% in 2000 (20% using the yardstick of our competitors), WPP shrank or flattened, on a like-for-like basis, in 2001 and 2002. It resumed modest growth in 2003 and 2004 and stronger more broad-based growth in 2005.

Ten fat years, three lean ones and a return to modest growth in a lower inflationary environment in the last two – mostly due to quadrennial events in the first of the past two and perhaps a growing acknowledgement of the importance of innovation and branding in the last one.

It seems our business is becoming increasingly event-driven, particularly by political events. President Bush wanted a strong economic background to his re-election and Prime Minister Blair wanted a similar background to his in 2004. President Bush will want the same for his Republican nominee in 2008 and Chancellor Brown will want the same for his Prime Ministership in three or four years time. His last budget was a model of early-term caution.

Fiscal over-stimulation remains a fear

The US economy was in a political cycle in 2004, as the government used fiscal spending to stimulate the economy. Rates of growth in US government spending were back to where they were 35 years ago at the height of the Vietnam War. In 2005, the tragedy of Katrina and the continuing demands of the wars in Afghanistan and Iraq continued to fuel the government spending spree.

It is no accident that governments in many countries are the largest advertising spenders: ministries use marketing spending to reinforce their policies and build electoral popularity. The problem is that the US economy is almost entering another Reagan era with huge fiscal deficits, a weak dollar, trade imbalances and the threat of inflation. Isn't the country's currency really its stock price?

US government spending
Since 1960


GDP $bn
Surplus/deficit (-) as a % of GDP
17,000
15,000
13,000
11,000
9,000
7,000
5,000
3,000
1,000
0
61 63 65 67 69 71 73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05'07'09'11'
3
2
1
0
-1
-2
-3
-4
-5
-6

Source: Budget of the US Government
' Estimate.

President Bush may have to deal with the deficit and the weak dollar by raising interest rates and taxes – thus curbing growth. To date, the recession has hit the business-to-business arena, leaving the consumer relatively untouched. Spending has been stimulated by negative real interest rates and discounting. But there have been recent signs of consumer weakness on both sides of the Atlantic. The issue remains whether increased corporate profitability and liquidity will stimulate a capital expenditure-led increase in activity, as the consumer is hit by monetary correction. 2005 and early 2006 has so far seen a relatively soft landing, but corporate capital spending remains sluggish, not filling the void caused by more sensitive debt-ridden consumers and reduced consumer spending.

"The issue remains whether increased corporate profitability and liquidity will stimulate a capital expenditure-led increase in activity, as the consumer is hit by monetary correction."

We are in a Sarbanes-Oxley, Eliot Spitzer-dominated world, where CEOs last on average less than four years and CMOs less than two years, and are constantly pressurised to return cash to share owners and hedge funds – themselves pre-occupied by short-term performance targets. Perhaps that is not an environment where anybody wants to take risks or focus on the long term. Why take chances and be fired? Continue to receive substantial compensation, until you retire in three or four years.

Getting together

In parallel with this short-term weakness, other pressures persist. Consolidation continues apace. Among clients, Procter takes Wella and Gillette, Interbrew takes AmBev, Telefonica takes Bell South's Latin American interests, Cingular takes AT&T Wireless, MCI chooses Verizon, Pernod Ricard takes Allied Domecq, AT&T takes Bell South. And this at a time when merger and acquisition (M&A) activity is meant to be at lower levels, although there is a sharp acceleration now.

"The media owners are not only having to fend off disintermediation by new technologies, but the pricing pressure from significant consolidation of media budgets."

Consolidation among media owners also continues unabated. NewsCorp takes DirecTV, Comcast tried to take Disney, Carlton and Granada merge to monopolise ITV. Legislation favours more consolidation in the US and the UK. Even in Brazil, which has been fiercely protectionist, you could buy 30% of Globo or Editora Abril.

Germany allows foreign ownership of TV channels. Italy concentrates further though the Gasparri Bill.

Clients and media owners are not alone. Retail consolidates, too. Morrison takes Safeway. In Latin America, Wal-Mart enters the North East of Brazil by acquiring part of Ahold's interests, Lider consumes Carrefour, Jumbo buys Disco in Argentina, and rumours surround Wal-Mart and Carrefour, and Home Depot and Kingfisher. In line with the laws of big numbers, the challenge to Wal-Mart, Tesco and Home Depot will be how they can successfully manage expansion outside their home markets. Tesco already has half its square footage outside the UK and has sent out its UK managing director to the West Coast to manage its US expansion. It will not be easy; the demands are different.

As a result, it is no surprise that agencies are also consolidating. Certainly in the one area where there are big economies of scale – media buying – consolidation is significant. To negotiate with a Rupert Murdoch, Sumner Redstone, Mel Karmazin, Michael Eisner, Bob Iger or Bob Wright, larger scale is essential. Media planning or buying, or what we call Media investment management, is one of WPP's fastest-growing businesses, driven by clients looking for media buying efficiencies – rather than reductions in agency's commissions. Often savings on gross media budgets of 5-10% are achievable.

Media savings are driving client centralisations and are a quick kill in showing efficiencies, as Nestlé and Unilever have shown. The media owners are not only having to fend off disintermediation by new technologies, but the pricing pressure from significant consolidation of media budgets. But even on the creative side, voracious procurement departments and ill-judged price competition by agencies themselves are driving consolidation (the $100 million pitch win headline in *AdAge* or *Campaign* is more satisfying than real revenue). No surprise, then, that Publicis dismantled D'Arcy, itself a consolidation of three agencies – D'Arcy, Masius Wynne-Williams and Benton & Bowles. We ourselves consolidated Cordiant, an amalgamation of Bates and Dorland, among others.

Price promotions: the road to hell

In a low-inflation, over-capacity market with little or no pricing power, many manufacturers have turned to price promotion and discounting. Probably the best example is the car and truck industry. General Motors still seems to believe it has a balance sheet advantage over its competitors, particularly in Detroit. Why else would it introduce heavily price-based competition such as five-year zero-coupon financing or discounts of $4,000 to $5,000 a unit. Probably, the most extreme case was Hyundai in Korea offering negative interest rates on financing – a form of cash giveback. One dealer in America offered a buy-one, get-one-free deal on sports utility vehicles (SUVs). Luckily it was a failure.

If you give cars away it is only to be expected that consumers buy them. No surprise, then, that the American auto market has remained at 16 or 17 million units in this environment, or that housing markets and house prices show similar buoyancy, when fixed-term money is being given away at such low interest rates.

The problem is that consumers become used to such discounting and wait for new car or truck introductions and the discounting that goes with them. The auto manufacturers face profitless prosperity and break-even economics at full capacity. Interestingly, the Japanese and Korean manufacturers, and some German ones too, have tended to resist the temptation of excessive discounting, offering lower levels of $1,000 or $2,000. Instead they concentrate on design, new products and branding to build a price premium. If you focus on price, you build commodities. If you focus on innovation and product and differentiation, you earn a price premium and build brands.

Conclusive evidence of the inadvisability of this strategy came when General Motors had to lower its earnings forecast for 2005 by 80%. Recent comments and actions by General Motors do indicate a slight difference in approach and a shift to more focus on product. Further competition from the Chinese and Indians (Tata) will ram the point home more. The Geely Chinese four-door, five-seat car will be introduced into America in 2008, at under $10,000. Price promotion just does not work. The product is key.

"If you focus on price, you build commodities. If you focus on innovation and product and differentiation, you earn a price premium and build brands."

A similarly unfortunate trend is occurring in the food industry. Packaged goods companies continue to try to build share by discounting and price competition, particularly as distribution concentrates. They pay higher trade discounts and slotting allowances, and fund increased promotional activity. One packaged goods company spends about $2 billion on above-the-line advertising. Guess what its broadly defined trade promotions budget is? Two years ago it was around

Top global marketers spending by category
% total 2004

○ Automotive	24.2%	○ Cleaners	3.2%
○ Personal care	18.3%	○ Computers	3.2%
Entertainment & media	11.1%	○ Telecommunications	3.0%
○ Pharmaceuticals	8.7%	○ Retail	2.5%
○ Food	8.5%	○ Beer, wine & liquor	2.3%
Soft drinks	3.5%	○ Financial	2.2%
Electronics	3.4%	○ Candy	1.1%
○ Restaurants	3.4%	○ Miscellaneous	1.4%



Source: Ad Age Global Marketing Report November 2005

Top 100 global marketers spending by category by measured media bought in 2004 and 2003

	Measured advertising expenditures $m				
Category	2004	2003	% change	% total	Advertiser count
Automotive	$22,693	$20,116	12.8	24.2	17
Personal care	$17,163	$15,230	12.7	18.3	9
Entertainment & media	$10,459	$9,709	7.7	11.1	10
Pharmaceuticals	$8,197	$7,060	16.1	8.7	11
Food	$8,015	$7,550	6.2	8.5	8
Soft drinks	$3,331	$3,064	8.7	3.5	3
Electronics	$3,186	$2,719	17.2	3.4	6
Restaurants	$3,148	$2,898	8.6	3.4	4
Cleaners	$2,982	$2,581	15.5	3.2	4
Computers	$2,973	$2.857	33.2	2.9	4
Telecommunications	$2,791	$2,095	19.8	2.4	3
Retail	$2,344	$1,957	19.8	2.5	5
Beer, wine & liquor	$2,197	$2,109	4.2	2.3	6
Financial	$2,095	$1,683	24.4	2.2	4
Candy	$1,067	$941	13.4	1.1	2
Miscellaneous	$1,297	$1,196	8.5	1.4	4
Total worldwide	$93,938	$83,764	12.1	100.0	100

Source: Ad Age Global Marketing Report November 2005

$10 billion, today around $12 billion, equivalent to more than its operating profits and rising by $800 million a year. The CEO described it as the biggest crisis facing the company. Just like the media owners, the food manufacturers are being squeezed by a second factor – obesity. Diabetes is a pandemic and diabesity becoming a huge area of public concern. Increasingly, commodity-like food companies are not in a strong position.

Interestingly, there is not the same phenomenon in the health-based or well-being segments of the packaged goods industry. Here, companies are more focused on product innovation, research and development or science, along with branding to build stronger market shares. As a result, brands and margins are more robust, and volumes greater.

Recent accounting changes in the US have forced companies to show gross and net sales, at least temporarily. As a result, more data is available on the balance between advertising and promotional spending. Many CEOs know what they spend on advertising, but not on trade promotion. Often the latter exceeds the former, even in heavy-spending above-the-line companies. It may well be that manufacturers will seek to cut trade spending and boost brand spending, particularly at a time when the trade is consolidating at such a rapid rate. Bribing customers for distribution is a recipe for ruin.

Fees, procurement and outsourcing bring opportunities as well as threats

The days of 15% gross commissions – 17.65% on cost – are long gone. Commission levels have receded to around 12% gross for full service, including media planning and buying. Production commissions have largely been reduced or eliminated, although there are interesting procurement opportunities for agencies themselves in television production, as we have seen in Australia.

While commissions persist, fees are becoming more popular with clients, although that momentum seems to have slowed recently. They now represent at least 75% of our business. Usually time-based, with incentives, they are used almost exclusively in our marketing services business, which accounts for 52% of our revenues. In advertising, they account for over half of our business.

Fees have a number of advantages and on balance we prefer them. They are not seasonal, in a business where spending tends to be concentrated in the second and fourth quarters. January has become a profitable month. If clients cut or do not spend or continually re-brief us, we still get paid. Finally, when fee-driven, we tend to plan our annual business better.

Fees have also tended to dampen volatility in our operating margins. In the most recent cycle our margins peaked at 14.5% and bottomed at 12.3%. In this cycle they have already surpassed 15%. In the previous cycle in the early nineties, they peaked at 10.5% and bottomed at 5.6%.

I cannot remember a time, in the 25 or so years I have been in the industry, when clients have been so focused on cost, although in 2004 and 2005 there were signs of a growing focus on top-line growth, and innovation and branding – as opposed to costs. Given overcapacity, low inflation and lack of pricing power, and high management turnover, that is perhaps understandable.

However, the question remains whether the procurement process can successfully purchase creative services in the way door handles or widgets are bought. The emphasis on procurement seemed to start in the pharmaceutical industry and then moved elsewhere. It may work in media buying, where there are economies of scale, but not necessarily in media planning or other creative areas.

It is true we must improve our processes and eliminate waste, but can you buy ideas or our people's creativity in such a mechanical way? Increasingly, pressure on price will drive our best creative resources to those clients and categories where they feel their services are appreciated and rewarded appropriately. Many marketing clients still appreciate great advertising ideas and copy deliver outstanding results. Reducing marketing costs indiscriminately, particularly in industries with heavy fixed production costs, will only result in having to spread those costs over fewer unit sales.

The procurement process seems to be based on the idea that what we provide is low value-added, and that because we are dependent on significant revenues from large clients, we can be squeezed. This thinking may well be flawed. First, what we do is critical. There is a limit to how far costs can be reduced; but there is almost no limit (apart from 100% market share) to how far you can grow revenues. Second, in an increasingly undifferentiated world, what we do – differentiate products and services, tangibly and intangibly – is becoming more and more important. Particularly, in the slower-growth markets of the US and Western Europe, where overcapacity, commoditisation and retail concentration are more pressing issues.

Finally, growing consolidation in our industry is reducing the available resources for clients. It is ever more difficult to find co-ordinated resources that can deliver what they require, particularly if the client is an international, multinational or global company. Smaller, country or city-based operations cannot offer the depth of coverage.

One interesting recent development is the growing interest in outsourcing parts or all of the marketing function. Clearly this is an opportunity for us and is being driven by CEOs' focus on costs and their analysis

Top 100 global marketers spending by region by measured media bought in 2004 and 2003

	Measured advertising expenditures $m				
Region	2004	2003	% change	% total	Country count
Africa	457	320	42.8	0.5	3
Asia	13,168	11,449	15.0	14.0	15
Europe	30,655	26,303	16.5	32.6	33
Latin America	1,798	1,964	-8.4	1.9	12
Middle East	255	175	45.3	0.3	11
Canada	1,733	1,456	19.0	1.8	1
US	45,871	42,096	9.0	48.8	1
Total worldwide	**93,937**	**83,765**	**12.1**	**100.0**	**76**

Top global marketers spending by region % total by measured media bought in 2004

Africa	**0.5%**
Asia	**14.0%**
Europe	**32.6%**
Latin America	**1.9%**
Middle East	**0.3%**
Canada	**1.8%**
US	**48.7%**



Source: Ad Age Global Marketing Report November 2005

of their investment in marketing services. Instead of concentrating solely on amounts spent outside the organisation, closer examination is being made of amounts spent inside the company. WPP has become involved recently in outsourcing projects in the car and internet services industries.

In a number of other areas, including advertising, direct marketing and research, there is interest in what can be done in outsourcing costs. Clearly this tends to make internal marketing departments more defensive about their functions.

Media changes, but creativity is still key

Another significant short-term pressure is media fragmentation. This has been driven by television price inflation and falling audiences, as media consumption habits change. Developing technologies have given birth to new media such as personal computers, the internet and interactivity. They have also altered the economics of traditional media such as newspapers and magazines, while minority media such as radio, outdoor and cinema have improved their offerings through better marketing and research.

Few traditional media owners have managed to deal with the disintermediation by new technologies.

Take Craigslist, for example. Established in 1995 by Craig Newmark, the site provides largely free classified advertising to millions of users across the globe. The result – a massive reduction in classified advertising revenues for the traditional players (it is estimated that Craigslist costs San Francisco Bay area newspapers up to $65 million per year in employment advertising alone).

The response from traditional classified advertisers – to produce their own free classified sites. The effect – a permanent reduction in classified advertising revenues, as established classified media owners justify their activities on the basis of cannibalisation. If they don't eat their own children, someone else will. After all, the internet is probably the most socialistic or communistic phenomenon we have seen: free information or nearly free information breaking the tyranny or monopoly of distance.

Few newspaper or periodical publishers have mastered the connection with the new internet platforms. Hence Rupert Murdoch's recent conference speeches with his editors, as well as his decision to re-examine NewsCorp's new media approach, with McKinsey engaged to look at it, and his rapid purchases of internet assets such as MySpace. Similar initiatives from network television network, NBC owned by GE with i-village and ITV in the UK with Friends Reunited. Others such as the *New York Times* have made similar moves, but none seem to have been able to replace the lost revenues by new ones.

"Clients are re-examining the absolute levels of their advertising and marketing services investment. Does it make sense to shift their portfolio of media investment away from network television to cable, satellite, radio, outdoor, cinema, direct, public relations, interactive, internet or whatever?"

Perhaps the mistake was not to charge for content on the web in the first place. It is easier to take the consumer down in price, rather than up. If you do not charge for content as strong as Condé Nast's, for example, when can you? Maybe the internet has resulted in a permanent reduction in the revenues and profitability of traditional media owners?

As a result, clients are re-examining the relative levels of their advertising and marketing services investment. Does it make sense to shift their portfolio of media investment away from network television to cable, satellite, radio, outdoor, cinema, direct, public relations, interactive, internet or whatever? The econometric analysis of media investment is becoming increasingly important. How much should we spend and through which media, have become the critical questions – the Holy Grail of advertising. The answer to which half of advertising is wasted.

Among the latest media innovations are PVRs, which enable viewers to download television programmes on to a hard disk. The PVR enables you to build your own television channel, recording programmes for screening when you want to see them, and to build a library, as an Apple iPod does with music. A PVR also allows you to time-shift programmes as you watch, stopping for breaks whenever you wish. Forrester Research predicts that 50% of US households will have PVRs or video on demand by 2007. Others are less bullish, but even the least enthusiastic forecast 12% penetration by then. It cannot be long before they are standard equipment in television sets.

Forecast of PVR penetration US and UK households %



US
UK
30
25
20
15
10
5
0
2004
2005
2006
2007
2008
2009
2010

Sources: JP Morgan/Enders Analysis/Nielsen

What has made observers particularly excited about the PVR is its ability to fast-forward or skip commercials altogether. Market research in the US indicates that consumers like to fast-forward advertisements – though they stop at beer commercials for fun and car commercials for information. We could do most of this previously with television video recorders, of course, and the key question remains the amount of time viewers will continue to devote to television viewing. In some PVRs, the skip button has been omitted and fast-forward speeds are limited. In others, little boxes on the PVR screen will contain details of the ads being fast-forwarded.

Whatever the outcome, such devices will exert more pressure on network television and on agencies to develop stronger programming and sponsorship opportunities, along with even more creative advertising ideas. The same will be true of video-on-demand, another new and fast-developing technology. The premium on creativity will grow.

The super-agency question

Formed initially in response to the pressures of consolidation and to house conflicting accounts, the super-agencies – or what we at WPP prefer to call the parent companies – really represent the full-service agencies of the 21st century.

In the 1960s if you visited, for example, JWT in Berkeley Square, London you would find a creative department, a marketing department, an account handling department, a media department, a public relations department. There would be a merchandising department, a direct mail department, a packaging department, a production department, an experimental film department, a market research department, and a conference department. Even a home economics department with two fully equipped kitchens – plus an operations research department designing a factory for Mr Kipling's cakes. Long before the phrase 'integrated communications' came into common use, integrated communications were exactly what such full-service agencies provided.

Over time – and as a result of two pressures – these departments became unbundled. Clients sought to reduce costs – and the media and craft specialists within agencies, feeling under-recognised as members of a mother agency's department, looked for greater recognition and reward in free-standing, specialist companies of their own.

Importantly, this involved a split between the creative agency and the media agency, reducing costs from approximately 15% of gross media costs to about 12%. Good media people left and started independents such as Carat, Media Planning Group, CIA and Western International, which grew organically and by acquisition.

The same pattern was seen among packaging, merchandising, PR and other specialist skills. Many such companies have now been reabsorbed into the super-agencies, but in an inter-dependent or autonomous form. Strong media or marketing services functional specialists do not like, understandably, to be subsumed under advertising professionals.

As the new specialist media investment management agencies have grown in power, new media technologies have developed and the media agencies have developed strong client relationships, the creative agencies have become increasingly discomforted and called for re-integration. This is not possible, in our view. The toothpaste is out of the tube.

Media agencies have declared UDI and gained their independence. They will not report again to creative management. If clients want better co-ordination between creative and media agency, which in some cases needs to be improved, the best way to do it is by housing the media planners in the creative agency, but with them remaining employed by the media agency. The creative agencies have paid a heavy price for ignoring the importance of media.

Today, the new super-agencies have a big opportunity. Clients still require, first and foremost, creativity and great creative ideas. Secondly, but increasingly, they want better co-ordination (although it is no good co-ordinating a lousy idea). Finally, they want it at the lowest possible price.

The challenge is therefore to provide the best ideas in the best co-ordinated or integrated way at the lowest price. To respond to this, the super-agencies will in turn need to focus on attracting, retaining and developing the best talent, structuring their organisations in the most effective way and incentivising their people successfully – qualitatively and quantitatively.

Until quite recently, this might have been seen as a fad, the concept may now be taking root. Four major multinational clients – three of them coincidentally, perhaps, with their origins or significant parts of their business in Asia – invited the four or five largest holding or parent companies to present for their global advertising and marketing services business. In all cases the presentations included advertising and media investment management, and direct – and in one case research. All these clients were looking for an integrated global solution to their needs and for groups that can offer alternative solutions – potentially a weakness of the single network.

In all four pitches, a group or parent company solution was selected. WPP tribes were successful in two of them. In the third, we were unable to field our strongest line-up because of conflict issues in one of the tribes and in the fourth conflict was probably a significant issue.

The CEO of one eliminated parent company in the first round of the first pitch declared that this was not a trend. Now that at least four pitches have taken place, he has changed his mind and is pursuing a holding company approach. In addition, many other group pitches have taken place – particularly in pharmaceuticals – that have been under the trade papers' radar. The only issue preventing this from being a trend is whether clients can be convinced of the benefits.

The middle of the road is becoming an increasingly difficult place to be, with traffic coming from both directions. Those agencies excluded from the super-agency pitches because they lack the scale and resources must be feeling uncomfortable. Our business is increasingly polarising between the very big at one end and the small at the other.

Further down the line – a much brighter picture

Five key factors underpinning longer-term growth

Strategically, a better future

While the internet bust of 2000 temporarily clouded the short-term outlook, 2004 and 2005 highlighted that the long-term future for advertising and marketing services, for innovation and branding, remains very rosy. There are five key reasons why the services we provide will become increasingly relevant.

Globalisation or Americanisation

1 Commercial life has not worked out as Professor Theodore Levitt predicted it might some 21 years ago in the *Harvard Business Review*. The world has not been globalised to the extent he predicted, where consumers around the world consumed similar products, marketed in the same way everywhere. Indeed, Levitt admitted as much in an interview to celebrate the 20th anniversary of his article. He was exaggerating to make a point.

Truly global products only account for around 10-15% of our worldwide revenues. Consumers are probably more interesting for their differences than their similarities. Recent political developments support this – the collapse of the Soviet Union, Yugoslavia, devolution in Scotland and Wales, Basque nationalism and Iraqi factionalism. Indeed, the European Union is really a supply-side led phenomenon, harmonising production and distribution, rather than demand. On January 1, 1993, a Euro consumer was not born.

What has been going on may well not be the globalisation of world markets, but their Americanisation. Not in the sense that upsets the French or the Germans and results in the banning of Americanisms from French commercial language, an objection to the cultural imperialism of Coke, the Golden Arches or Mickey Mouse. More in the sense of the power and leadership of the US. In most industries, including our own, the US accounts for almost half of the world market. And given the prominence of US-based multinationals, you could argue that almost two-thirds of the advertising and marketing services market is controlled or influenced from there. If you want to build a worldwide brand you have to establish a big presence in the world's largest market – the US.

At WPP, 22 of our top 40 clients are headquartered in the US, 17 in Europe and one in Asia Pacific. Moreover, they are almost all located in the north-east corridor created by Chicago, Detroit, New York and Washington. Failure to understand the importance of North America can be life threatening. Take the case of the investment banking industry. Fifteen to 20 years ago, strong brands in Europe included SG Warburg, Morgan Grenfell, Schroders and Flemings. Today they have virtually disappeared. Large American banks like Goldman Sachs, Morgan Stanley, Merrill Lynch, Citigroup and Lehmans dominate

Top 20 global brands 2005

Rank	Brand	Parent	Value ($m)
1	Microsoft	Microsoft Corporation	62,039
2	GE (General Electric)	General Electric Company	55,834
3	Coca-Cola	The Coca-Cola Company	41,406
4	China Mobile	China Mobile (HK) Limited	39,168
5	Marlboro	Altria Group, Inc.	38,510
6	Wal-Mart	Wal-Mart	37,567
7	Google	Google Inc	37,445
8	IBM	IBM Corporation	36,084
9	Citi	Citigroup Inc	31,028
10	Toyota	Toyota Motor Corp	30,201
11	McDonald's	McDonald's Corporation	28,985
12	Bank of America	Bank of America Corporation	28,155
13	Home Depot	The Home Depot, Inc.	27,312
14	Nokia	Nokia Corporation	26,538
15	Intel	Intel Corporation	25,156
16	Vodafone	Vodafone Group Plc	24,072
17	BMW	BMW AG	23,820
18	Disney	The Walt Disney Company	22,232
19	UPS	United Parcel Service, Inc.	21,830
20	Cisco	Cisco Systems, Inc.	20,922

Source: Millward Brown Optimor

Top 100 brands by location 2005
%

USA	53%	China	2%
France	9%	Italy	2%
Japan	9%	Sweden	2%
Germany	8%	Finland	1%
UK	6%	Korea	1%
Spain	3%	Netherlands	1%
Switzerland	3%		



Source: Millward Brown Optimor

Top 10 global advertisers 2004

Rank				Worldwide advertising spend $m			US measured media spending $m			Spend by region 2004 $m		
2004	2003	Advertiser	Headquarters	2004	2003	% change	2004	2003	% change	Asia	Europe	Latin America
1	1	**Procter & Gamble**	Cincinnati	7,922	6,734	17.6	3,572	3,165	12.9	1,351	2,547	214
2	3	**General Motors Corp.**	Detroit	3,918	3,293	19.0	2,798	2,371	18.0	137	779	83
3	2	**Unilever**	London	3,462	3,395	2.0	603	621	-2.9	855	1,719	190
4	5	**Ford Motor Co.**	Dearborn, US	2,798	2,434	15.0	1,643	1,449	13.4	98	919	51
5	7	**L'Oreal**	Paris	2,646	2,284	15.8	768	677	13.5	144	1,613	49
6	4	**Toyota**	Toyota City, Japan	2,608	2,475	5.4	1,098	1,016	8.0	901	499	20
7	6	**Time Warner**	New York	2,495	2,301	8.4	1,938	1,833	5.8	129	387	9
8	8	**DaimlerChrysler**	Auburn Hills Mich/ Stuttgart Germany	2,371	2,081	14.0	1,811	1,607	12.7	38	439	30
9	11	**Johnson & Johnson**	New Brunswick, US	1,922	1,700	13.0	1,393	1,276	9.2	105	355	17
10	9	**Nestlé**	Vevey, Switzerland	1,899	1,848	2.8	498	523	-4.7	270	1,003	87
				32,041	**28,545**	**12.2**	**16,122**	**14,538**	**10.9**	**4,028**	**10,260**	**750**

Source: Ad Age Global Marketing Report November 2005

the industry. While strong European talent might have had misgivings about working in American multinationals a few years ago, today these businesses are more sensitively run and offer interesting, intellectually stimulating global opportunities and challenges. The European-based businesses that remain, such as Deutsche Bank, UBS and Credit Suisse, still face the challenge of establishing a good market position in the US.

"While strong European talent might have had misgivings about working in American multinationals a few years ago, today these businesses are more sensitively run and offer interesting, intellectually stimulating global opportunities and challenges."

Neither is it easy to find European-based global companies. BP and Shell certainly get it, as do Unilever and Nestlé. So does DaimlerChrysler, although Jurgen Schrempp's strategy is being dismantled. Vodafone, GlaxoSmithKline, AstraZeneca, L'Oreal and Sanofi are other good examples, although doubts in some cases remain. There are not many more.

American strength is based on three factors. First, the size and power of the American market; 295 million people in a relatively homogeneous market. Despite the

Merger and acquisition activity
European deal flow


02
03
04
05
06
Volume
Value $bn
0
500
1,000
1,500
2,000
2,500
3,000

US deal flow


02
03
04
05
06
Volume
Value $bn
0
500
1,000
1,500
2,000
2,500
3,000

Source: Dealogic
*Q1 deal value comparative numbers

European Union being almost twice the size, it is much more heterogeneous. Second, the power and size of American capital markets. If you want to raise debt or equity capital, it still is the cheapest place to go. Finally, because of their strength in technology. It is hard to think of many areas where they do not lead. Third-generation mobile phone technology is one, but given the prices that European companies paid for the privilege, the distinction is a dubious one.

At various times in history, when a country or empire seemed to have total political, social or economic hegemony, the situation changed and the vacuum was filled by another power. At this point in time, it may well be China that takes this role, in the context of the growth of Asia Pacific. Although this development was delayed by the tragic events of 9/11, as the US and China grappled with trying to understand actions in the Muslim world, this trend is now in full swing.

In fact, we may now be witnessing a change from Americanisation to globalisation. In Davos this year, the Chinese and Indians exhibited a larger degree of self-reliance and independence. Both seem to be no longer relying on handouts or support. Both economies have reached or are reaching a size and rate of growth that may be self-sustaining and certainly more independent of a US base and influence. But we will probably still rely on the strength of the US and if the US sneezes, we all catch cold.

"In Davos this year, the Chinese and Indians exhibited a larger degree of self-reliance and independence."

However, increasingly we will see the growth of Asian-based multinationals. Not only the Japanese-based multinationals like Sony or Mitsubishi, or the South Korean-based chaebols such as Samsung, LG or Hyundai (the Samsung of the automobile industry). But the Chinese multinationals such as Lenovo, Haier, Konka, Bird, Bright Dairy, China Mobile, Unicom and CNOC (they will come again). And the Indian multinationals such as the two Reliances, Tata, Wipro and Infosys. The latter's headcount is up from 15,000 to 60,000 in the past four years. It plans to increase by a further 10,000 in the next two years. China will increasingly become a service-based economy. The mayor of Shanghai last year called for the 55 CEOs on his International Business Leaders Advisory Council to advise on how to build Shanghai into the world's leading services centre. Similarly, India will seek to be a manufacturing centre for the world and not just focused on services.

Asia Pacific: a giant opportunity unfolds

It is difficult for those of us in the West to comprehend the scale of Asia Pacific's potential development. China is not just one country; it consists of more than 30 provinces, with so many languages and dialects that Mao Tse Tung needed an interpreter. But it is equivalent to four or five Americas. It is true also that currently only 150-200 million Chinese can afford the goods and services we are trying to market to them. However, this is already equivalent to over half an America and this is a dynamic situation, one that will change rapidly in the coming years. Furthermore, India – itself equivalent to three to four Americas – seems to have been stimulated into more rapid growth, driven perhaps by neighbourhood envy and the Chinese model of state directed capitalism – although they bill themselves as the world's fastest-growing democracy. Do not underestimate the potential of the region as rapprochement spreads even to cricket, with the Indian-Pakistani test and one-day series representing as important a political, economic and social signal as the Beijing Olympics.

I am always amused by Sir John Bond's example of Sock City at Datang. It can produce nine billion pairs of socks a year, one and a half pairs for everyone on the planet; 100,000 sock buyers visit Sock City each year for its trade fair.

Asia Pacific will dominate again. This really is back to the future. In 1820, China and India generated around 49% of worldwide GDP. In the early 19th century, Meissen and Wedgwood were dismantling the high-quality, high-price Chinese porcelain industry, with similar quality

**Advertising expenditure
As a % of GDP**

	2000	2001	2002	2003	2004	2005	2006	2007	2008
France	0.72	0.66	0.62	0.61	0.62	0.61	0.61	0.61	0.61
Germany	0.98	0.89	0.80	0.75	0.75	0.73	0.72	0.72	0.71
Italy	0.69	0.64	0.60	0.60	0.62	0.63	0.62	0.62	0.62
Japan	0.90	0.89	0.84	0.84	0.86	0.86	0.87	0.90	0.89
UK	1.11	1.02	0.97	0.95	0.97	0.96	0.97	0.97	0.97
USA	1.60	1.45	1.43	1.39	1.38	1.33	1.32	1.33	1.32
Brazil	0.89	0.78	0.72	0.73	0.77	0.83	0.91	0.93	0.95
Russia	0.32	0.44	0.64	0.67	0.67	0.81	1.00	1.25	1.55
India	0.34	0.36	0.36	0.40	0.44	0.48	0.47	0.46	0.45
China	0.44	0.43	0.47	0.52	0.51	0.52	0.55	0.59	0.66

Source: ZenithOptimedia

but low-priced porcelain. It is the exact reverse today. In 2025, these two countries are forecast to be headed for the same level of world GDP, having bottomed out at 8% in 1973. Currently, China and India represent over one-third of the world's population. Asia Pacific represents one-half. By 2014, Asia Pacific will represent over two-thirds. Greater China is already WPP's fifth largest market in which we have a strong 15% share. In India, our market share is almost 50%, with a 25% share in South Korea. In Japan, it is almost 10%, behind the dominating Dentsu and HDY, but the largest gaijin firm. In Indonesia we are ranked number one, with the lion's share of the market.

China's development has been rapid and will continue. The Chinese government is conscious of potential overheating and an imbalance in regional rates of development between the coastal regions and the hinterland. There has already been a very soft-landing slowdown in growth, which presents more opportunity for investment. 2008 represents a huge opportunity. No self-respecting multinational company bent on expanding into China or national company seeking to grow inside or outside China will miss out on the branding opportunity presented by the Olympics in Beijing. The Chinese government is already committed to $45 billion of investment around the Games (the UK government will probably invest $10 billion), in a year that will also be stimulated by the US Presidential election. 2008 should be a whopper. And it will not end there. The Municipality of Shanghai will be investing $3 billion in Expo 2010.

Overview of world economic outlook projections GDP growth %

	2002	2003	2004	2005	2006[1]	2007[1]
World	3.1	4.1	5.3	4.8	4.9	4.7
Advanced economies	1.6	2.0	3.3	2.7	3.0	2.8
USA	1.6	2.7	4.2	3.5	3.4	3.3
Euro area	0.9	0.7	2.1	1.3	2.0	1.9
Germany	0.1	-0.2	1.6	0.9	1.3	1.0
France	1.3	0.9	2.1	1.4	2.0	2.1
Italy	0.3	0.1	0.9	0.1	1.2	1.4
Japan	0.1	1.8	2.3	2.7	2.8	2.1
UK	2.0	2.5	3.1	1.8	2.5	2.7
Canada	3.1	2.0	2.9	2.9	3.1	3.0
Other emerging markets and developing countries	5.1	6.7	7.6	7.2	6.9	6.6
Africa	3.6	4.6	5.5	5.2	5.7	5.5
Developing Asia	7.0	8.4	8.8	8.6	8.2	8.0
China	9.1	10.0	10.1	9.9	9.5	9.0
India	4.2	7.2	8.1	8.3	7.3	7.0
Middle East	4.3	6.6	5.4	5.9	5.7	5.4
Brazil	1.9	0.5	4.9	2.3	3.5	3.5
Central & Eastern Europe	4.4	4.7	6.5	5.3	5.2	4.8
Commonwealth of Independent States	5.3	7.9	8.4	6.5	6.0	6.1
Russia	4.7	7.3	7.2	6.4	6.0	5.8

Source: IMF September 2005
[1] Estimated.

Watch out for growing Chinese military influence. Recent economic contact with Fidel Castro in Cuba counterbalances Taiwanese tensions. Chinese investment in Galileo's GPS systems drew a coruscating response from the Pentagon. Beijing will not be prepared to rely on America to defend its vital and growing energy supply interests in the Middle East and Russia and is busily building trade bridges throughout the oil and energy producing areas of the world.

The other challenge to American dominance may well come from the Muslim world. Already, Muslims number 1.5 billion people or a quarter of the world's population. By 2014, Muslims will number 2.1 billion or 30% of the projected world's population. The recent struggles in Afghanistan and Iraq, and possible action against Iran, really only continue the conflicts of the 1950s in Suez, the oil price increases of the 1970s and the invasion of Kuwait in the 1990s. Westerners have made little attempt to understand the Muslim mind and assume they have the same value systems and beliefs. They are different and it will be increasingly necessary to make a serious and sincere attempt to understand them.

These events may demand new thinking from the world's multinational companies. As US-centric companies, for example, seek to develop their businesses and extend their reach into more heterogeneous markets, it may well be that the balance of organisations will shift. There will continue to be a focus on global, max or core brands, with sales of more than $1 billion, particularly to counterbalance the power of global retailers and as companies become less dependent on the US markets. Coca-Cola's geographic coverage of a third in North America, a third in Europe and a third in Asia Pacific and Latin America will become more the norm, rather than Pepsi-Cola's 63% in the US.

A local approach to more heterogeneous markets

However, given this geographic expansion, there will also be a need to develop more sensitive, local organisations that respond to national opportunities and challenges more readily. The past 10 to 15 years have seen, quite rightly, a diminution of power of country managers, as companies sought to reduce needless duplication and stimulate the sharing of knowledge. Eradicating geographic silos and fiefdoms made sense. However, as country-based organisations have become more complex and sizeable, there may be a need to develop more focus at a country level. Several clients have started to re-build country organisations and re-appoint country managers or ambassadors, particularly as their organisations become more complex at a country level and they need to build governmental or academic influence at a country level.

As a result, regional management has been scrutinised. With the development of technology and communications, organisational span-breakers may not be so necessary. In addition, given the complexity of regional tasks, regional managers really become glorified financial directors. The average agency regional director in Europe, for example, may have to cover 100 offices in a 250-day working year. It is difficult to add significant value spending an average of one to two days in each office a year, even if he or she travelled all year.

At WPP, we are experimenting with two new organisational responses. First, Global Client Leaders to manage big clients across WPP on a worldwide basis. Second, WPP Country Managers focusing on three key issues – people, local clients and acquisitions. Both responses cause angst to our operating company or tribal leaders who continue to have primary organisational control. Both cut across the traditional organisational structures. Both demand new ways of working together, denying turf, territory and ego. Both raise questions about motives and methods and values. But, both are necessary, responding to client needs and developments. Organisations are becoming more and more networked and less and less pyramidic. Perhaps the 21st century is not for tidy minds.

Overcapacity and the shortage of human capital

2 The single biggest long-term issue facing our clients in most industries is overcapacity. In fact, it is difficult to find many cases where the opposite is true; tequila, perhaps, where it takes seven years to grow the herb, or watches or high fashion companies like Rolex or Hermès where supply is limited. It is also true that commodity-based industries, like oil and steel, no longer face overcapacity issues, being overwhelmed by Indian and Chinese demand. But most industries face situations similar to the car and truck industry, where companies can make 80 million units and consumers consume 60 million.

Overcapacity issues are particularly difficult to deal with in politically sensitive industries like automobiles. Governments are not enthusiastic about shutting down capacity and increasing unemployment. They also like to increase capacity by offering inducements to locate new production facilities in development regions. Thus the best thing for the European car industry would probably have been for GM to absorb Fiat's production capability. But ex-Italian Prime Minister Silvio Berlusconi could not countenance more unemployment in the Mezzogiorno. The same issue faced the British government with Rover particularly during an election, resulting in subsidising workers to stay in work during the campaign period.

The critical issue in the 19th and 20th centuries was how to produce goods and services, and to make sure they reached the consumer. In the 21st century, it is convincing the consumer to purchase your product, service or brand in the first place.

> *"In a less differentiated world, it will become more and more important for companies to stand out through the quality and responsiveness of their people."*

In such circumstances differentiation becomes critically important, and differentiation is what our business is about. Historically, maintaining technical or product differences was easier. Today keeping a technological lead is difficult. Product life cycles are being shortened and brand cycles lengthened. Again, an example from the car industry; less than a decade ago it took five years to design, produce and market a car. Today, it can be done in 18 months. Led by the aggressive Japanese, South Korean and German manufacturers, the Americans have followed.

Intangible differentiation is, then, becoming more important. Psychological, life-style and emotional differences are significant. The suit or dress you wear, the car you drive, the holidays you take, how you spend your leisure time – all say a lot about your personality and preferences. Some find such intangible appeal immoral or at least unsavoury. Preying on people's vulnerabilities, it is said, is unethical. However, we believe that fulfilling people's desires or dreams is almost always justifiable and satisfying for the consumer – and it is a key role for the advertising and marketing services industry.

While there is certainly too much production and capacity in general, what specific resource in the 21st century is in ever shorter supply? The answer is human capital. Every demographic statistic points to a reduction. The slowing birth rate, declining marriage rates, higher divorce rates, more single parent families, smaller families, ageing populations – all these factors are reducing the supply of talent. Even countries with strong, younger demographics, such as Mexico, will face similar situations by 2020. There are examples of government campaigns trying to stimulate the birth rate. Western Europe and Japan face significant economic growth issues as a result of the declining proportion of young people and an overall population decline. That is one of the reasons why the rapid inclusion of Turkey into the EU is so important: another source of population growth, as well as immigrants to stimulate economic growth and access to the Muslim world.

All this points to the growing importance of attracting, recruiting, developing, training, motivating, incentivising and retaining human capital. In a less differentiated world, it will become more and more important for companies to stand out through the quality and responsiveness of their people. Making sure that your people buy into your strategy and structure will be increasingly important. Living the brand – operationally – will be critical.

The web comes back from the dead, stronger than ever

3 Since the dotcom implosion of 2000 it had become fashionable to dismiss the web. However, WPP's smarter clients and those who missed out on opportunities in the 1990s have taken advantage of depressed values and a contrarian position. Web activity, broadly defined, currently accounts for more than $1.5 billion of WPP Group revenues, or more than 15%. It is growing rapidly.

Online media revenues 1999-2005*
US online revenue $m



3,000
2,500
2,000
1,500
1,000
500
0
99 Q2 Q3 Q4 00 Q2 Q3 Q4 01 Q2 Q3 Q4 02 Q2 Q3 Q4 03 Q2 Q3 Q4 04 Q2 Q2 Q3 05 Q2

UK online revenue £m



400
350
300
250
200
150
100
50
0
99 Q2 Q3 Q4 00 Q2 Q3 Q4 01 Q2 Q3 Q4 02 Q2 Q3 Q4 03 Q2 Q3 Q4 04 Q2 Q2 Q3 05 Q2

Source: IAB
*Q1 1999 – Q2 2005

There seem to be three reasons why. First, there is still the threat of disintermediation. A horrible word; perhaps some explanation is needed. Let's take an example from our own business. More than $1 billion of WPP's revenues come from market research. Traditionally, research has been done on the phone and through the post. The process is long and cumbersome. A questionnaire has to be designed, distributed and filled in by consumers or interviewers. Then data is collected, analysed and conclusions developed. It can all take three to six months. Many CEOs despair that by the time the solution has been identified, the problem has changed. Using the internet, however, the research process can be transformed and responses obtained almost instantly. WPP's Lightspeed panel interrogates more than 17 million consumers globally and can deliver answers inside 24 hours.

Second, you continue to be disintermediated by lower-cost business models that are evaluated by investing institutions in new and different ways. Despite the recent vicious compression in valuations and consequent losses, the financiers of new media and technology companies still focus on sales, sales growth and market share, rather than on operating profits, margins, earnings per share and return on capital employed.

Finally, the internet and new media companies still steal your people. After the bankruptcies and failures, many young people returned to the more traditional businesses they had left. WPP lost a number of such bright talents and later welcomed some back to the fold. I conducted a number of so-called re-entry interviews, and hoped to see and hear that the returnees were relieved to have their jobs back. Far from it: few grovelled. Instead they admitted that, given the opportunity again, they would take it or seize a similar one. And recently, in the last year or two, with the emergence of the second internet boom, so called 'Web 2.0', it is clear there is another wave of interest among bright, young people over new technologies and attractive opportunities at new technology companies.

Clearly, the age of apprenticeship inside large corporations is finished. It was weakened by the corporate downsizing of the 1980s and 1990s, and the final nail in the coffin was the internet boom of the late 1990s. Young, bright talent will always seek out new, flexible, un-bureaucratic, responsive companies. Staying with one company for 40 years or so – as my father and mother did and advised me to do – no longer seems the best career choice. However, some recent polling and attitudinal analysis in the UK shows younger people want a better work-life balance. Hedge funds, for instance, are more attractive than investment banks, offering fixed work times and not demanding all-night toil.

Google: friend or foe?

4 After Microsoft, who becomes the Dark Star? To some, Google fits the bill. It has a market capitalisation, despite recent volatility, of approximately $135 billion, revenues of $6 billion, 5,680 people in 50 offices. The stock markets are saying something about valuation in relation to our own $15 billion valuation, $10 billion of revenues, 72,000 people (excluding associates) in 2,000 offices. To the CFO of Google, the laws of large numbers may start to operate at $5 billion dollars of revenues, but Google's success is clear and its economic power is very substantial.

So is Google friend or foe? On the amicable side, we, for example, are its third largest customer and it is offering incentive programs for us to buy more. We have also run seminars for some of our largest and most important clients to try to build mutual relationships.

On the less friendly side, at Davos this year, CEO Eric Schmidt said it was targeting the advertising sector, a $700 billion industry. When reminded it was probably a trillion dollar industry, he said great, as that would be a 50% bigger opportunity!

Google has already taken several initiatives. It has run an experiment: wholesale purchasing print media and retailing the space in smaller amounts to clients. Not successful initially, according to *Business Week*, but it can try again. It has hired creative people to write ads. It has approached US clients directly to see if it can set up a direct, electronic media buying exchange. It is looking at mechanical media planning and buying models, which can be accessed through the web. It purchased dMarc, a radio internet-based company for $100 million down and a three-year earn-out possibly worth $1.1 billion! Google has also concluded its billion-dollar deal with AOL, and Time-Warner has indicated in internal memos that they plan to co-operate with Google in television, print and other media. The opportunity exists, although it is doubtful if the traditional Time-Warner operating company verticals will be easily persuaded to give up on digital expansion and opportunities to meet their budgets and targets. It has also started to offer a free analytic service.

All in all, Google is opening up the attack on many fronts. Perhaps too many, particularly when you consider the other fronts they are fighting on, such as book publishing. One gets the impression they are throwing a lot of mud against the wall to see if any sticks. Yahoo has a different approach, working through its agency partners and believing in the power of people, rather than Google's greater focus and belief in technology.

With investment, we can reproduce any of the media planning and buying technology developed and have already accessed search revenues effectively. Unlike the media owners, we are not investing in a single technology or making technological bets. We are purveyors of media investment alternatives and as long as we are not excluded from any single, powerful technology and have the talent to analyse the media alternatives, we will remain relevant and valuable to our clients. Unlike media owners, who unless they cover the media waterfront, are exposed to one technology or another.

Warren Buffet used to say in the 1970s, when he invested directly in IPG and Ogilvy, that agencies represented a royalty on the international growth of US-based multinationals. Perhaps today, parent company investment represents a royalty on the growth of new media technologies.

Let's talk

5 Given the scale of strategic and structural change going on inside most companies, one of the most important challenges facing CEOs is to communicate that change internally. Internal communication to secure internal alignment is, perhaps, a polite way of putting it. Probably the biggest block to progress for our clients – and perhaps ourselves – is internal politics. Turf, territory and ego prevent productive change. If the chairmen or CEOs of our clients saw what we saw, they would be horrified. If they and we devoted 50% of the time that they or we spent on internal politics on the consumer, client or competition, they and we would be considerably more successful.

"As long as we are not excluded from any single, powerful technology and have the talent to analyse the media alternatives, we will remain relevant and valuable to our clients."

You could argue that most of the communication we co-ordinate is aimed at internal audiences rather than external ones. As some people, such as Allan Leighton when he was at Asda, have maintained that making sure your internal constituencies are on side is often more important than external ones. Only when internal communications are working can your company talk positively to customers, suppliers, potential customers, potential employees, journalists, analysts, investors, government and NGOs.

Building such virtuous circles in a uni-branded company is one thing. Inside a multi-branded company such as WPP, which has grown by acquisition, our tribes operate independently to deal with dis-economies of scale and client conflict. It is far more complicated. Trying to ensure 92,000 people face in the same direction at the same time is not easy. On the other hand, once achieved, internal unison and common focus make up a very, very powerful army.

It may not be fashionable to talk about charismatic or strong CEO leadership; the focus is more on the CEO as coach, mentor or team leader. But our experience is that the most successful companies with which we work are where the CEO understands the importance of the brand, has a strong vision and implements through a strong CMO. After all, at long last, it is understood that all business strategy is really marketing strategy, starting with the consumer and working backwards from there.

Most of our companies develop internal communications through Advertising, Media investment management, Information, insight & consultancy, Public relations & public affairs, Branding & identity, and Healthcare and Specialist communications. However, no single operating entity exists within WPP to execute internal communications on a worldwide basis. Still an opportunity for the future.

Distribution: the CEO's nightmare

Whenever we ask CEOs what keeps them awake at night or worries them when they get up in the morning, they almost always give the same answer: distribution. Some 18% of Procter & Gamble's worldwide sales (pre-Gillette) go through Wal-Mart. The figure is probably 25-30% in US sales. Henkel recently bought Dial Corp, 30% of whose sales go through Wal-Mart. Clorox, another Henkel-connected company, sells 30% of its US products through Wal-Mart. One of WPP's media partners sells 10% of its cover sales through Wal-Mart. To the media owner, this is life or death. To Wal-Mart it is a rounding error and the province of the third or fourth level of procurement, making the publisher's life a misery. More people visit Wal-Mart in the US in one week, than go to church on a Sunday. Indeed, some say Wal-Mart is the new religion. Wal-Mart, with $312 billion of sales, is the seventh largest "country" by retail sales, not far behind China. Wal-Mart accounts for 8% of US retail sales, Tesco for 12% of UK retail sales and 31% of the UK grocery market.

Influence over and control of distribution is not a new issue. In a sense, it is back to the future. After all, advertising was developed in the 19th century by manufacturers to appeal over the heads of wholesalers or retailers direct to consumers. Increasing retail concentration – not only in the US but also in Europe and Latin America – will only emphasise the importance of focusing on product innovation and branding, along with better understanding of point-of-purchase consumer behaviour and emphasis on packaging, display and retail design. After all, as one senior Asia Pacific Procter & Gamble executive said recently, depending on which P&G brand you are talking about, something between 30% and 80% of purchasing decisions are made at the point of sale. Procter terms it "the first moment of truth".

WPP believes an understanding of distribution and retail is essential and it is one of our core practice development areas. The Store, our virtual retail agency, links more than 900 retail professionals around the world, updating them on the latest developments and trends – subject to client confidentiality. MVI in Boston – with more than 50 global retail analysts – along with Cannondale and Glendinning Associates, both experts in channel management, supplement and consolidate our knowledge of global retailing.

In addition, 141 Worldwide gives the Group an even broader distribution offer with its focus on product categories that have been denied access to traditional media.

Conclusion

With recessionary forces abating in 2003 and quadrennial forces driving the industry to new highs in 2004 and 2005, the short-term picture for the communications services industry has improved. The next quadrennial cycle of 2005-2008 looks stronger.

The immediate issues of government overspending, consolidation among clients, media owners, retail and agencies, increasing trade and price promotion, fees, procurement and outsourcing, media fragmentation and super-agencies all bring opportunities as well as threats. 2006 should show more improvement.

In the longer term, advancing Americanisation or the new true globalisation and the growth of Asia Pacific, overcapacity and the shortage of human capital, the web, the demand for internal communications and retail concentration should together underline and assure the importance of our industry and its constituent parts, advertising and marketing services. The latter as a proportion of GNP will burst through the cyclical high established at the peak of the internet boom in 2000.

The Life & Works of Stephen King 1931-2006

The Life (in brief) by Jeremy Bullmore

These four pages are devoted to a brief biography of Stephen King followed by an analysis of his published writings and edited highlights from them.

For many readers of this Report, Stephen's will be an unknown name, but he earns his place here for many reasons. He spent 31 years with J. Walter Thompson; four years as a non-executive director of WPP; and seven years as a director of The Henley Centre. He was also Visiting Professor of Marketing at the Cranfield School of Management.

In the course of this long career, he subjected the business of advertising – and indeed, of all marketing communications – to an intellectually rigorous interrogation that to this day has never been equalled. By exposing cant and sloppy thinking, always deftly, he illuminated advertising's real value. His healthy scepticism and lethal demolition of pseudo-science were never allowed to remain destructive; he turned them, always, into positive insights and guidelines of great clarity and practical application.

Today, account planning is an accepted agency discipline around the world; and it was Stephen – concurrently and almost coincidentally with Stanley Pollitt of BMP – who re-thought the planning process from the bottom up and formed a new department to practise it. The first Account Planning Department, with Stephen in charge, opened for business in JWT London in 1968. The worldwide agency had long enjoyed the reputation, first earned in America in the 1930s, of being 'the university of advertising'. Account planning, and the disciplines it preached, built on this reputation and were in time adopted by the entire company.

But neither Stephen not his beliefs were remotely 'academic' in the dismissive sense of that word. Typically, he called his planners' guide-books, *Toolkits:* if a greater understanding of theory didn't lead to more efficient communication, then he had no time for it. For him, function was everything.

Perhaps his greatest talent lay in developing theories and practices that outlawed imprecision when setting strategy while liberating the imagination when turning that strategy into creative execution. He was, himself, both numerate and literate – and knew instinctively when it was time for rationality to give way to unfettered speculation.

Much of his writing, including prize-winning papers, is as perceptive and telling today as when it was written. With the enthusiastic support of his wife Sally, work is already in hand to re-publish much of it, with up-to-date comment. Meanwhile, Judie Lannon (who like me had the great good fortune to work with Stephen over many years) here reminds us of some of the many highlights.

The Works (in brief) by Judie Lannon

Unlike many thinkers and writers in the field of communications whose reputation rests on one, (usually didactic) idea, Stephen's work flowed from a restless curiosity that continually asked questions. Answers then led to further questions with knowledge and understanding accumulated along the way. And it was because his mind worked in this extremely creative but disciplined way that he found the philosopher Karl Popper so exciting.

To me the best describer of the New Science was Karl Popper. He seemed to turn the whole Baconian process of deduction from observed facts upside down. He thought of Science as a spiritual adventure, describing the main needs in Science and in Scientists as vision and creativity.

He pointed out that Archimedes, Copernicus, Galileo and Einstein had all been visionaries, all had been creative artists. They worked by challenging accepted ideas and this was very similar to the great painters. The Impressionists, the Cubists, Picasso, Matisse all challenged the accepted ideas of the time.

One of the most critical things Popper said was that you don't start with observations. You start with what you call a trial solution, what we might call an idea. He wrote, in fact: 'Observations are always interpretations of the facts observed. They are interpretations in the light of theories' In other words you can't make any sense of facts until you've had an idea, or as Einstein put it, 'Theory cannot be fabricated out of the results of observation – it can only be invented.'

From: Art and Science
Asian Advertising Congress, New Delhi 1982

Stephen profoundly resisted what he thought of as 'bogus scientism' – the assumption of scientific certainty implied in the language of many writers about advertising. He found it pretentious and dangerously misleading. The following succinctly sums up his beliefs about research:

'The proof of advertising value'. The very use of words like proof or test, and analogies from Euclidian mathematics or engineering can mislead us about the nature of marketing and advertising. (We should get our analogies from history or the social sciences.) The planning and execution of marketing and advertising is surely a process of continuous learning and adaptation in a competitive environment where the norm is uncertainty and change.

The proper approach is a cycle of analysis, theory, experiment feedback, new theory, and so on. Proof with all its implication of final solutions, doesn't really belong here.

Even if we could, we don't simply want to prove whether we were right or wrong in the past, but to learn how to do better in the conditions of the future. We need to *understand* in order to make better judgments. We need to know not just whether advertising worked but *how* and *why*. We should judge research by whether it helps this whole process, whether it *improves* our decisions.

From: Improving Advertising Decisions
Improving Advertising Decisions, ADMAP
Vol 13, Number 4. 1997

The starting point for Stephen's intellectual journey was the fundamental question: how does advertising work? And here, after studying the writings and theories of academics, of advertising practitioners and of researchers in the field, he concluded that they had all got it completely wrong.

In his evaluation of the shortcomings of existing theories and practices, he wrote:

Perhaps the most overt attempt to apply research directly to decision making has been in off-the-peg advertising research. Advertising research is unusual in that the research method is chosen first and the problem to be solved only sorted out afterward, if indeed at all. This happens because it's terribly hard to know how advertising works.

So people say, "At least let's pick a measure that we know how to use." It's as if an art critic said "I don't know how to measure artistic merit, but I do understand how a tape measure works so I'll use that."

The trouble is that any measure implies some model of how advertising works; there is no way of evading the problem. Lurking behind most of the off-the-peg advertising research systems are some questionable ideas. For instance, that the mind is some sort of inert and passive receptacle for messages, an intellectual sponge,

"We will never be able to use research to the full unless we started from a carefully worked out theory of what the brand is, why it is successful or not, and what advertising can contribute."

"If advertising works mainly by giving added values to a brand in the long run, what can we learn from a single exposure advertisement test whose results are based on short-term brand switching?"

"The value of a good advertising idea linked inexorably to a brand is enormous. It is clear that the idea would be even more valuable to a company brand, because its products/services are likely to be even less distinguishable from the competitors and because its contacts with consumers are likely to be even more diverse."

or that all advertising works by converting people *in toto* from brand A to brand B. Or that it always works by rational persuasion.

What nearly all the off-the-peg systems have in common is that their underlying models are opposed to more or less every other theory of how the mind works or how markets behave. They're based on our trying to measure what ads do to people rather than starting at the other end and asking what people do with ads, how they use them and how they respond to them.

From: Applying research to decision making
Marketing Intelligence & Planning
Vol 1, Number 3. 1983

So how *should* you research advertising if the existing practice is not only wrong but likely to be dangerous and, as the following extract from his seminal article, '*What is a Brand*' illustrates, woefully incomplete?

We will never be able to use research to the full unless we started from a carefully worked out theory of what the brand is, why it is successful or not, and what advertising can contribute.

If a brand is a complex blend of elements, with the relationship between them as important as the elements themselves, can it really make sense to test the elements in isolation? Can a name test in isolation mean anything? Or a pack test in isolation?

If advertising works mainly by giving added values to a brand in the long run, what can we learn from a single exposure advertisement test whose results are based on short-term brand switching?

If brands seem to consumers almost living things with personalities, are we learning anything by getting people to choose between phrases printed on a bit of card?

Again, if brands have personalities with all the subtleties of people are we using the right balance of qualitative and quantitative research? Once you have heard people describing [cleaning products] Lifebuoy as rather abrupt; Tide as gruff and ex-army; Camay as a bit catty, will you be content to rely solely on the sort of research that gets people to put crosses on a seven-point scale running from 'kind to the hands' to 'not so kind to the hands'?

And so on. Once the theory is there the questions about our current use for research come pretty easily.

From: What is a Brand?
JWT 1971

Stephen wasn't the first to write about brands and branding. But he was unquestionably the first to codify what all the marketing and communication activities involved in building brands were.

He knew that organisational structure and organisation culture were at least as important as individual talent in creating good work – hence the invention of Account Planning as a discipline. So his ultimate aim was to provide a framework for thinking that best served the needs of the people making the advertisements.

His last article anticipated the growing importance of both the corporate brand and the service brand. But, as the following extract – on the importance of a brand idea – illustrates, the same principles that guide simple packaged goods brands are still relevant.

Many of the best of the classic brands are famous at least partly because they have had a vivid and enduring advertising idea. By contrast, research has shown that people are scornful of the more hackneyed themes and campaign types, especially on television – the musical wallpaper, the side-by-side comparison, the talking heads, the computer graphics, the miracle-everything-slashed-unique-opportunity sales. They are equally aware of some very entertaining advertising for some brand whose name has temporarily slipped their mind.

The value of a good advertising idea linked inexorably to a brand is enormous. It is clear that the idea would be even more valuable to a company brand, because its products/services are likely to be even less distinguishable from the competitors and because its contacts with consumers are likely to be even more diverse. It would have to have something broader than an advertising idea, simply because of the wider range of communication vehicles used.

It's easier to recognize a good idea years later than to see it at the time or to describe it. But generally a good communication idea for a company brand would be an original metaphor for the brand's personality. The brand would be borrowing from the outside; something with the same personality characteristics which could be uniquely associated with it; that could be reasonably long-lasting; and that in some way illuminated and enhanced the brand itself.

There are many examples from the advertising of the classic brands:

○ Marlboro: the cowboy. The individual facing the elements.
○ Esso: the tiger. Graceful, powerful, aggressive.
○ Andrex: the puppy. Soft, durable, wholesome.
○ Persil: mother love. Metaphor for taking care of clothes.
○ Mr Kipling: the voice. Tone of voice as metaphor for traditional craftsmanship.

Of course, it is a very great deal harder to find an adequate metaphor for the personality of a whole service-based company, usable in a much wider range of media than advertising. It's not easy to think of many examples – there's Lloyds Bank's black horse, Legal & General's brolly, the Prudential's Rock of Gibraltar, Merrill Lynch's thundering herd.

Some companies have used the personality of the founder for the brand idea (Habitat, Laker, The Body Shop, Next) but of course that can mean a rather dangerous impermanence. There are some good 'brand gestures' (some public policy designed to symbolize a company personality) such as Marks & Spencer's no-quibble exchange of goods or John Lewis's no-quibble return of cash if shown to be undersold.) But on the whole there seem to be a lot of missed opportunities for company brand ideas.

From: Brand Building in the 1990s
Journal of Marketing Management
Vol 7, Number 1. 1991

Stephen did more than any thinker on the subject to build a practical framework for creating effective brand communication. Although advertising was the original inspiration and context, the framework and the questions it demands answers to is timeless. And even more necessary in today's complex and fragmented media environment.

Who runs WPP

Members of the Board of Directors

Philip Lader
Non-executive chairman
Sir Martin Sorrell
Chief executive
Paul Richardson
Finance director
Howard Paster
Director
Mark Read
Strategy director
Colin Day
Non-executive
Esther Dyson
Non-executive
Orit Gadiesh
Non-executive
David Komansky
Non-executive
Christopher Mackenzie
Non-executive
Stanley (Bud) Morten
Non-executive
Koichiro Naganuma
Non-executive
Lubna Olayan
Non-executive
John Quelch
Non-executive
Jeffrey Rosen
Non-executive
Paul Spencer
Non-executive

Members of the Advisory Board

Jeremy Bullmore
John Jackson

Company Secretary

Marie Capes

Board of Directors

Philip Lader Age 60 Non-executive chairman
Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St James's from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President's Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith's US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a Senior Advisor to Morgan Stanley, a director of RAND, Marathon Oil and AES Corporations, a member of the Council of Lloyd's (Insurance Market), a trustee of the British Museum and a member of the Council on Foreign Relations.

Sir Martin Sorrell Age 61 Chief executive
Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year.
msorrell@wpp.com

Paul Richardson Age 48 Finance director
Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group's worldwide functions in finance, information technology, procurement and property. He is also the country manager for Italy. Previously he spent six years with the central financial team of Hanson PLC. He is a chartered accountant and member of the Association of Corporate Treasurers. He is a non-executive director of Chime Communications PLC and STW Communications Group Limited in Australia, both of which are companies associated with the Group.
prichardson@wpp.com

Howard Paster Age 61 Director
Howard Paster was appointed a director in January 2003. He was previously chairman and chief executive officer of Hill & Knowlton, Inc. He joined the WPP parent company in August 2002, overseeing WPP's portfolio of public relations and public affairs businesses. Prior to joining Hill & Knowlton Inc., he served as assistant to President Clinton and director of the White House Office of Legislative Affairs. He is a member of the board of trustees of Tuskegee University, president of the Little League Foundation and a member of the Council on Foreign Relations.
hpaster@wpp.com

Mark Read Age 39 Strategy director
Mark Read was appointed a director in March 2005. He has been WPP's director of strategy since 2002. He worked at WPP between 1989 and 1995 in both parent company and operating company roles. Prior to rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton and founded and developed the company WebRewards in the UK.
mread@wpp.com

Colin Day Age 50 Non-executive director
Colin Day was appointed a non-executive director in July 2005. He is group finance director of Reckitt Benckiser plc, having been appointed to its board in September 2000. Prior to joining Reckitt Benckiser he was group finance director of Aegis Group plc and previously held a number of senior finance positions with ABB Group plc and De La Rue Group plc. He is a non-executive director of Imperial Tobacco plc and, until 30 September 2005, of easyJet plc.

Esther Dyson Age 54 Non-executive director
Esther Dyson was appointed a director in 1999. In 2004 she sold her 21-year-old company, EDventure Holdings, to CNET Networks, the US-based interactive media company. She remains editor of her newsletter, *Release 1.0*, and continues to host the annual PC Forum conference under CNET's ownership. She is an acknowledged luminary in the information technology industry, and has been highly influential for the past 20 years on the basis of her insight into the evolving online/information technology market worldwide, including the emerging IT markets of Central and Eastern Europe and Asia. An angel investor as well as an analyst/observer, she recently participated in the sale of Flickr to Yahoo!. She sits on the boards of other IT start-ups including EVDB, Meetup.com, NewspaperDirect (Canada), CV-Online (Hungary) and Yandex (Russia). She sat on the consumer advisory board of Orbitz until its sale to Cendant. She is also active in public affairs and was founding chairman of ICANN, the domain name policy agency, from 1998 to 2000.

Orit Gadiesh Age 55 Non-executive director
Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company, Inc. and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School and was a Baker Scholar. She is a board member of the Harvard Business School Visiting Committee, the Dean's Advisory Board at Kellogg School in the US and the Haute Ecole Commerciale in France. She is a member of the Foundation Board for the World Economic Forum, and on the Board of Directors of The Peres Institute for Peace. She is a member of the Council on Foreign Relations, a trustee for Eisenhower Fellowships, a committee member of the Metropolitan Museum of Art, New York, and a vice chairman for The Kennedy Center.

David H Komansky Age 67 Non-executive director
David Komansky was appointed a director in January 2003. He was chairman of the Board of Merrill Lynch & Co, Inc, serving until his retirement on 28 April 2003. He served as chief executive officer from 1996 to 2002, having begun his career at Merrill Lynch in 1968. Among many professional affiliations, he serves as a director of Black Rock, Inc. and as a member of the International Advisory Board of the British American Business Council. Active in many civic and charitable organisations, he serves on the Board of the New York Presbyterian Hospital.

Christopher Mackenzie Age 51 Non-executive director
Christopher Mackenzie was appointed a director in 2000. He is chief executive of Equilibrium, a London-based investor group. He is also a board member of the Abdul Latif Jameel Group, the Borets Group, Minerva plc and Champagne Jacquesson et Fils S.A. He served as the chief executive of financial service groups including Brunswick Capital in Russia, Trizec Properties in the US and GE Capital Europe.

Stanley (Bud) Morten Age 62 Non-executive director
Bud Morten was appointed a director in 1991. He is a consultant and private investor. He is currently the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements. Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc. in New York. He is a former non-executive director of Register.com, which was sold to a private equity firm in November 2005 and is no longer a public company. He is also a non-executive director of The Motley Fool, Inc., which is a private company.

Koichiro Naganuma Age 61 Non-executive director
Koichiro Naganuma was appointed a director in February 2004. He is president and group chief operating officer of Asatsu-DK, also known as ADK. Joining the agency in 1981, he began his career with the account service of global clients in the agency. His mandate thereafter expanded to the total operation of the group. He replaced ADK Chairman Masao Inagaki on the Board who retired upon the appointment of Mr Naganuma. ADK is Japan's third largest advertising and communications company, and ninth largest in the world. WPP took a 20% interest in ADK in 1998.

Lubna Olayan Age 50 Non-executive director
Lubna Olayan was appointed a director in March 2005. Lubna Olayan has been the deputy chairman and chief executive officer of the Olayan Financing Company (OFC), a subsidiary of The Olayan Group, and the holding entity for the Olayan Group's operations in the Kingdom of Saudi Arabia and the Middle East, since October 1986. OFC operates or actively participates in more than 40 companies, often in partnership with leading multinationals. OFC is also one of the largest investors in the Saudi and regional stock markets. In December 2004, she was elected to the Board of Saudi Hollandi Bank, a publicly listed company in Saudi Arabia. She also served on the Board of Chelsfield Plc., the UK property developer, from 1996 to 2004. Ms Olayan is a member of the International Business Council of the World Economic Forum and the International Advisory Board of the Council on Foreign Relations, which she joined in November and December of 2005 respectively. Ms Olayan joined the Board of Directors of INSEAD in January of 2006, and has been a member of the International Council of INSEAD since March 1997.

John Quelch Age 54 Non-executive director
John Quelch was appointed a director in 1988. He is Senior Associate Dean and Lincoln Filene Professor of Business Administration at Harvard Business School. Between 1998 and 2001 he was Dean of the London Business School. He also serves as chairman of the Massachusetts Port Authority. Professor Quelch's writings focus on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation state. He is a non-executive director of Inverness Medical Innovations, Inc. and Pepsi Bottling Group Inc. He served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc and Reebok International Limited.

Jeffrey A. Rosen Age 58 Non-executive director
Jeffrey Rosen was appointed a director in December 2004. He is a deputy chairman and managing director of Lazard. Previously, he was a managing director of Wasserstein Perella & Co., Inc. since its inception in 1988, and chairman of Wasserstein Perella International. He has over 30 years' experience in international investment banking and corporate finance. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York.

Paul Spencer Age 56 Non-executive director
Paul Spencer was appointed a director in April 2004. He is a financier with 20 years' experience in the financial management of a number of blue chip companies, including British Leyland PLC, Rolls-Royce PLC, Hanson PLC and Royal & Sun Alliance PLC. He served as UK chief executive of Royal & Sun Alliance PLC between 1999 and 2002. He is the chairman of State Street Managed Pension Funds Ltd. He is also chairman of the Association of Corporate Treasurers' Advisory Board, NS&I (National Savings), the UK government-owned retail savings institution, and Sovereign Reversions Group plc. He is also a non-executive director of CMC Group plc, Resolution Life Group plc and Nipponkoa Insurance (Europe) Ltd. Paul is a governor of Motability, a UK charity for the disabled.

Beth Axelrod served as a director during the year, resigning on 24 March 2005.

Senior officers & advisors to the Board

Strategic thinking, creativity, client co-ordination, and operations
P Dart
T Piliguian
R Putter
J Steel

Corporate and geographical development
A G B Scott
A Newman
R Smits
C Black

Branding & identity, Healthcare and Specialist communications services
J F Zweig
M E Howe

Human resources
M Linaugh
A Jackson

Property
E Bauchner
J Murphy

Procurement
T Kinnaird
V Chimienti
M Vargas
K Liew
P Permanne

Information technology
D A S Nicoll
S Blackburn
A Garlick
J Hollander
S O'Byrne

Knowledge Communities
M Johnson
D Muir

Financial control and management reporting
D Barker
C Sweetland
N Douglas
S Winters
K Gill

Treasury
P Delaney
T Lobene
J Durcan
J Yuen

Internal audit
P Stanley
S Whitworth
B Grosvenor
P Johnston
E Medlar

Tax
R Azoulay
T O Neuman
K Farewell
S Woodhouse

Investor relations
C Sweetland
F Butera

Corporate communications
F McEwan
V Edwards
K McCormack

Company secretarial and legal
M Capes
A J Harris
M Povey
F Bahrampour
J D Calow

Investment bankers
Goldman Sachs International Ltd
Peterborough Court
133 Fleet Street
London
EC4A 2BB

HSBC
8 Canada Square
London
E14 5HQ

Merrill Lynch International
2 King Edward Street
London
EC1A 1HQ

Morgan Stanley & Co Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

Citigroup
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB

Legal advisors
Allen & Overy LLP
One New Change
London
EC4M 9QQ

Davis & Gilbert LLP
1740 Broadway
New York
NY 10019

Freshfields Bruckhaus Deringer
65 Fleet Street
London
EC4Y 1HS

Fried Frank
1 New York Plaza
New York
NY 10004

Hammonds
7 Devonshire Square
Cutlers Gardens
London
EC2M 4YH

Stockbrokers
Merrill Lynch International Corporate Broking
2 King Edward Street
London
EC1A 1HQ

Panmure Gordon & Co. plc
155 Moorgate
London
EC2M 6XB

Auditors and accountancy advisors
Deloitte & Touche LLP
Hill House
1 Little New Street
London
EC4A 3TR

Ernst & Young LLP
1 More London Place
London SE1 2AF

KPMG LLP
1 Puddle Dock
London
EC4V 3DS

PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London
SE1 9SY

Remuneration consultants
Towers Perrin
71 High Holborn
London
WC1V 6TP

Property advisors
Fulcrum Corporate
The Pumphouse
13-16 Jacob's Well Mews
London
W1U 3DY

James Andrew International
72/75 Marylebone High Street
London
W1M 3AR

Jones Lang LaSalle
22 Hanover Square
London
W1A 2BN

Cushman & Wakefield Inc
51 West 52nd Street
New York
NY 10019-6178



How we behave



Directors' report

Once again, this year the Directors' report includes reviews from the chairmen of three Board committees; Philip Lader as chairman of the Company and its Nomination committee; Paul Spencer, as chairman of the Audit committee, and Bud Morten, chairman of the Compensation committee during 2005. It also contains an analysis of the Company's compliance with statutory and regulatory requirements.

Review of the Company's governance and the Nomination committee

Dear share owner

Continuing to emphasise excellence in corporate governance while sustaining the entrepreneurship characteristic of this Company is fundamental to its performance: that has been foremost among your Board of Directors' objectives this past year. The latter is evidenced throughout this Report by your Company's financial performance, growth, and innovation. Let me here focus, therefore, on the former.

Significant changes in your Board's composition have added new perspectives, further vitality, valuable expertise and greater regulatory independence. Colin Day, Reckitt Benckiser's highly respected finance director, with prior experience in the media-buying industry, is now among those who joined earlier in 2005 – Lubna Olayan, chief executive of the Saudi Arabian-based Olayan Group, Jeffrey Rosen, deputy chairman of the global investment bank, Lazard, and Mark Read, WPP's director of strategy.

Additions in 2004 included Orit Gadiesh, chair of the international strategic consulting firm Bain & Company, and Paul Spencer, who was also formerly a FTSE 100 finance director. We were pleased to note that both Lubna and Orit, together with Shelly Lazarus, Ogilvy's chairman and CEO, were named in *Forbes* 2005 list of *The 100 Most Powerful Women in Business*. Sir Martin Sorrell and Lubna Olayan were also named in the *Time* 100.

The composition of Board committees has been, or in the case of the chairmanship of the Compensation committee, will be realigned following the forthcoming Annual General Meeting. The Compensation committee will be chaired by Jeffrey Rosen, and Esther Dyson, the internet authority, entrepreneur and investor, has already joined this committee. We cannot adequately thank Bud Morten, after 12 years of service on this committee, all but one of them as its chairman, who has stepped down from this and the Nomination committee. His comprehensive knowledge of your Company's businesses and people, as well as his responsiveness to institutional share owners and your representative organisations, have been an immense help to the Board and our executives over these many years.

David Komansky, former chairman and chief executive of Merrill Lynch, has joined the Nomination committee, and – to comply with best practices, particularly in the US – Martin Sorrell has stepped down from this committee so that it is now comprised entirely of non-executive directors. The Nomination committee met once formally in 2005, but held periodic informal sessions. Its meetings were also attended, in whole or in part, by the Group's Company Secretary, chief talent officer, and chief legal advisor.

The addition of Esther Dyson to the Audit committee will bring further expertise to the examination of its complex issues.

During 2005, the Board – and I, as chairman – engaged once again in a thorough assessment process, including detailed one-on-one discussions with each director, followed by a full review by the Board as a whole. However well informed and engaged we might be, individually and collectively, we always seek to learn and benefit from the best governance practices of other public companies and continually strive to improve our own performance.

Additionally, I want share owners to be aware of your Board's rigorous talent management and succession-planning process. Annually, and for the last three years, more than 100 senior managers and 'rising stars' of the parent and operating companies, including the Group chief executive, are reviewed by the non-executive directors. In this process individual strengths and developmental needs are considered in depth, and potential successors for senior positions are identified. We believe that the best interests of the Group require that these deliberations and our conclusions be kept strictly confidential.



Philip Lader
Chairman of the Company and
chairman of the Nomination committee

It has always been your Company's policy to comply fully with all relevant laws and regulations, including the Combined Code, the US Sarbanes-Oxley requirements, the NASDAQ rules and, where possible and practicable, with guidelines issued by institutional investors and their representative bodies.

To this end, WPP executives and advisors devoted substantial time and resource throughout 2005. In the year ended 31 December 2005, in the opinion of the Board, WPP has again been in compliance with provisions of the Combined Code on Corporate Governance, among other relevant benchmarks, and continues to be so.

The Board's views on 'independence' of non-executive directors were explained in detail in last year's Report and Accounts. Let me reiterate, nonetheless, that independence, in our opinion, should be determined on a case-by-case basis, with full disclosure to share owners of any appearance of conflict with published guidelines. The Board continues to disagree with guidelines that directors who have served for more than nine years should, for this reason alone, no longer be considered as independent.

Accordingly, notwithstanding Bud Morten's 14 years of service on the Board and his advisory affiliation with Citigroup, he will continue, following the forthcoming Annual General Meeting, as senior independent director and as a member of the Audit committee. Similarly, although I am chairman of the Company and a senior advisor to Morgan Stanley, I intend to continue as chairman of the Nomination committee and as a member of the Compensation committee to ensure continuity in the work of those committees.

Your Board is composed of energetic, tough-minded, commercial professionals with wide experience and enviable records of achievement in their respective fields. They have worked hard in 2005, and have sought to achieve the proper balance between rendering appropriate corporate governance oversight and championing the entrepreneurial spirit that has built WPP into the leading global enterprise that it is. I thank them for their dedication and all their considerable efforts.

Meanwhile, this past year the Group's executives have also dealt – in addition to the central client and competitive challenges of their businesses – with unprecedented legislative and regulatory requirements. Their performance in both regards warrants both our admiration and our appreciation.

No expression of appreciation could be complete without reference to another group. Clients – old and new, large and small, all necessarily demanding – make this business possible.

And to the people of WPP who deserve credit for the remarkable story behind this year's Report to you.

Philip Lader
11 May 2006



Paul Spencer
Chairman of the Audit committee

Review of the Audit committee

Dear share owner
My colleagues on the committee during 2005 were Bud Morten and Jeffrey Rosen who joined the committee on 29 April 2005. I also welcome Esther Dyson to the committee, who was appointed in May 2006 and with whom we look forward to working.

Meetings of the committee, of which there were eight during 2005, were also attended, in whole or in part, by the auditors, the chairman of the Company, the Group finance director, the director of internal audit, the Company Secretary and a representative of the legal department. Furthermore, the committee received presentations from several parent company department heads, such as taxation and treasury.

2005 has been another important year, especially given WPP's obligation to report at the end of 2006 on the compliance of its internal controls with the requirements established by the SEC pursuant to section 404 of the Sarbanes-Oxley Act.

This year the work of the committee included:
- monitoring the integrity of the Company's financial statements and reviewing significant financial reporting judgements;
- reviewing and reporting on the key elements of risk management as they affect the Group's global operations;
- reviewing internal financial control and internal audit activities;
- the review and appointment of the external auditors and approval of their remuneration and terms of engagement;
- monitoring the external auditors' independence, objectivity and effectiveness, taking into account relevant global professional and regulatory requirements;
- the approval and monitoring of the policy for the engagement of the external auditors in relation to the supply of permissible non-audit services (including taxation), taking into account relevant ethical and regulatory requirements. WPP's policy regarding non-audit services that may be provided by the Group's auditors, Deloitte, prohibits certain categories of work in line with relevant guidance on independence, such as the Sarbanes-Oxley Act. Other categories of work may be provided by the auditors if it is appropriate for them to do so. The provision of such services and associated fees are pre-approved by the Audit committee, although some specified categories of work may be delegated to the director of internal audit for pre-approval. All fees are summarised periodically for the committee in order to assess the aggregate value of non-audit fees against audit fees. The value of fees for 2005 is shown in note 3 on page 154;
- monitoring accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the Securities Exchange Commission, and NASDAQ with which the Company must comply;
- in conjunction with Howard Paster, the director responsible for corporate responsibility (CR) in 2005, ensuring systems are in place to monitor social, environmental and ethical issues which may affect the Group (other than issues which fall within the remit of the Compensation committee); and
- maintaining established procedures for the receipt and treatment of concerns regarding accounting, audit and internal audit matters, including confidential and anonymous submissions by employees of concerns relating to those issues.

During the year, particular attention has been given to the impact of new accounting standards, ensuring compliance with the Combined Code, monitoring progress towards full compliance with the Sarbanes-Oxley Act (particularly section 404 of that Act) and ensuring that the Company complies with the NASDAQ rules to the extent that they apply to the Company.

I am indebted to Bud Morten, Jeffrey Rosen, Philip Lader, Paul Richardson and a number of parent company executives for their continued assistance throughout the year.

Paul Spencer
11 May 2006



Bud Morten
Chairman of the Compensation committee during 2005

Review of the Compensation committee

Dear share owner

This will be my last report to you as chairman of the Compensation committee. Jeffrey Rosen will take over as chairman following the Annual General Meeting convened for 27 June 2006. Jeffrey brings to that role a wealth of acumen and experience.

Let me also welcome as a new committee member, Esther Dyson, who has served as a non-executive director of WPP for six years and, like Jeffrey, brings to the committee keen judgement and insight.

After 12 years as a member of the committee, 11 of them as its chairman, I would also like to take this opportunity to thank everyone for their help during my tenure, including Board colleagues who have served with me; executives in the parent company, particularly Adrian Jackson, the Group's director of compensation and benefits; advisors in the compensation and benefits area, particularly Carol Arrowsmith and her colleagues at Deloitte; and finally those in WPP's legal and audit functions, particularly David Calow, the Group's former chief legal advisor. All have contributed enormously to fulfilling the committee's increasingly complex and often pressing responsibilities.

I would also like to express my appreciation for the open and stimulating dialogue I have enjoyed over the years with share owners and their advocates on both sides of the Atlantic. We have not all agreed on all of the issues all of the time, but I believe that is as it should be, and I hope that we at least share unanimous pride in the professionalism that has always characterised our deliberations.

The year under review has been a busy one for the committee. Much effort was invested in a comprehensive review of the Group's compensation strategy and of evolving best practice. As a result, a new Restricted Stock Plan was introduced, and the first such awards were made in 2005. This plan essentially replaces grants under the Operating Company Long Term Incentive Plans, the Performance Share Plan, and the Executive Stock Option Plan.

Because the previous Executive Stock Option Plan and the Worldwide Ownership Plan were set to expire in March 2006, we renewed both of them, with share owner approval, in 2005. The Worldwide Ownership Plan will continue to be used, as it has in the past, to encourage a share-ownership culture at all levels throughout the Group. The Executive Plan, having been largely supplanted by the new Restricted Stock Plan, will only be used in special circumstances, such as senior hirings.

The committee was also closely involved in ensuring that all of the Group's compensation plans were correctly transferred to, and adopted by, the new parent holding company after the re-organisation, which was put into effect with share owner approval in the autumn of 2005.

During 2005, Sir Martin Sorrell's arrangements were rationalised and simplified. Awards under the Notional Share Award Plan, the Capital Investment Plan (CIP) and Original LEAP all vested in September 2004, having been deferred over a number of years since their original vesting dates, although Sir Martin has further deferred 2,649,208 shares under the CIP until late 2008. Also, in March 2005, JMS Financial Services Limited (JMS) exercised all of its remaining Additional Fee Rights (phantom options) and all rights then exercisable by Sir Martin/JMS under the Performance Share Plan were also exercised. With effect from 1 April 2005, Sir Martin became a direct employee of the Company in respect of all of the services that he provides to the Group outside the US. He therefore no longer provides his services through JMS. As of 1 September 2005, Sir Martin's contractual arrangements both within and outside the US are on an 'at will' basis.

During 2005, the committee held nine formal meetings and also had many informal discussions. Committee meetings are frequently attended, in whole or in part, by the Group chief executive, the chief talent officer, the director of compensation and benefits, the Company Secretary and the Group general counsel.

My able colleagues on the committee during 2005 were Philip Lader and Christopher Mackenzie. As noted above, Jeffrey Rosen has subsequently joined the committee (and will take over as chairman following the Annual General Meeting) along with Esther Dyson. All the past and present members of the committee are considered by the Board for this purpose to be independent.

During the year, the committee received advice from senior executives and also from those external advisors referred to in the Report of the Compensation committee on page 116.

I would like to close with a few general observations on the subject of corporate governance. WPP has always welcomed and supported growing share owner activism and involvement because thoughtful dialogue on important governance and policy issues is constructive for all concerned. As growth in the number of rules and standards continues to outpace our ability to assess fully their impact – including their inevitable unintended consequences – we must all be mindful that it is simply not possible to 'legislate' success at creating wealth for share owners by demanding rigid compliance with 'one size fits all' regulations.

All the experts (Higgs, RREV, ABI, Hermes, etc.) agree with this, and they all stress the need for flexibility in the application of governance codes. However, it is questionable whether in practice adequate manpower and other resources are being committed to make the thoughtful and intelligent distinctions, based on performance and special circumstances, that such flexibility requires. Good judgement, transparency and accountability are important on both sides of the dialogue, and in today's intensely competitive global markets, there is little consolation for the share owners of a defeated company in remembering that it was once admired for being rigidly compliant with all the governance codes and will be missed by admiring 'box tickers'.

Bud Morten
11 May 2006

The Board of Directors

The Board is collectively responsible for promoting the success of the Company by directing and supervising the Company's policy and strategy and is responsible to share owners for the Group's financial and operational performance. Responsibility for the development and implementation of Group policy and strategy and for day-to-day management issues is delegated by the Board to the Group chief executive and other executive directors.

For the year under review, Philip Lader continued as chairman of the Board, responsible for the leadership of the Board. Sir Martin Sorrell, as the Group chief executive, continued to be responsible for the development and implementation of policy and strategy and for the day-to-day operations of the Group. The biographies of the current Board members appear on pages 94 to 96.

All directors are fully briefed on important developments in the various business activities which the Group carries out worldwide and regularly receive extensive information concerning the Group's operations, finances, risk factors and its people, enabling them to fulfil their duties and obligations as directors. The directors are also frequently advised on regulatory and best practice requirements which affect the Group's businesses on a global basis, but particularly in the US and the UK.

During 2005, the Board met six times formally and held a number of ad hoc meetings throughout the year. With the exception of John Quelch, Lubna Olayan and Colin Day (each absent for one meeting) and David Komansky (absent for two meetings), there was full attendance at all formal meetings of the Board during 2005.

The Board consists of 16 directors of whom four are executive and 11 plus the chairman who are non-executive. The Board considers that nine of the 11 non-executive directors, in addition to the chairman, are independent, with John Quelch and Korchiro Naganuma being the only non-executive directors considered by the Board to be not independent.

The shareholdings of non-executive directors are set out on page 126. Non-executive directors do not participate in the Company's pension plans, share option or other incentive plans, but may receive a part of their fees in ordinary shares of the Company.

The Board considers that the non-executive directors' remuneration conforms with the requirements of the Combined Code.

The fees payable to non-executive directors represent compensation in connection with Board and Board committee meetings, and where appropriate for devoting additional time and expertise for the benefit of the Group in a wider capacity.

Details of directors' remuneration and service contracts form part of the report of the Compensation committee which commences on page 116.

Details of the Scheme of Arrangement under s425 of the Companies Act 1985 are described on page 108. As a result of the Scheme of Arrangement all of the directors of the Company who were not appointed as directors on the incorporation of the new parent company which is now called WPP Group plc are required to submit themselves for election at the Annual General Meeting. Only Sir Martin Sorrell, Paul Richardson and Mark Read were appointed at the incorporation of the Company as a consequence of which all the remaining directors (other than Howard Paster who is not seeking election) need to be considered for election at the Annual General Meeting.

As a matter of policy the Company requires all directors to submit themselves for re-election by share owners at least every three years or every year in the case of those directors who held office for more than nine years or who are 70 years of age or over.

The Board recommends that share owners vote in favour of the Resolutions to elect the relevant directors and set out their reasons for this recommendation in the Appendix to the Notice of the Annual General Meeting.

Committee meetings

The attendance of non-executive directors at meetings of the committees of the Board during 2005 was as follows:

	Nomination committee	Audit committee	Compensation committee
Philip Lader	1	n/a	9
Bud Morten	1	8	9
Christopher Mackenzie	1	n/a	9
Jeffrey Rosen[1]	n/a	8	n/a
Paul Spencer	n/a	8	n/a

Notes
[1] Appointed to the Audit committee 29 April 2005 but attended meetings prior to his appointment.

During 2005, the Corporate responsibility committee, which in 2005 was chaired by Howard Paster and also comprises executives of the parent company met once on a formal basis. Their report for 2005 commences on page 110.

The Disclosure committee is comprised of senior executives in the parent company, namely Group financial reporting, internal audit, legal, tax, human resource and investor relations departments. The purpose of the Disclosure committee is to add further assurance to the content of all public statements (including the Annual Report and Accounts) and, during 2005, it met four times.

Share owner relations

Relations with share owners, potential share owners and investment analysts are given the highest priority by the Company.

The Company has a well-developed continuous program to address the needs of share owners, investment institutions and analysts for a regular flow of information about the Company, its strategy, performance and competitive position. Given the wide geographic distribution of the Company's current and potential share owners, this program includes regular visits to investors, particularly by the Group chief executive and the Group finance director, in the UK, Continental Europe and the major financial centres in North America together with more limited programs in Asia Pacific and Latin America. The Company also provides a quarterly trading update at the end of the first and third quarters and at the Annual General Meeting (AGM) currently held in June each year in addition to semi-annual reporting required in the UK.

The Company ensures that it has a proper dialogue with share owners and their representative bodies in relation to remuneration matters as and when appropriate.

WPP's website, www.wpp.com, provides current and historical financial information, including trading statements, news releases and presentations.

Internal control

WPP operates a system of internal control, which is maintained and reviewed in accordance with the Combined Code and the guidance in the Turnbull Report as well as Rules 13a-14 and 15 of the Securities Exchange Act 1934 as they currently apply to the Company. In the opinion of the Board, the Company has complied throughout the year with the Turnbull Report and has also complied with the relevant provisions of the Securities Exchange Act 1934.

The Board (which receives advice from the Audit committee) has overall responsibility for the system of internal control and risk management in the Group and has reviewed the effectiveness of the system during the year. In the context of the scope and complexity of this system, the Board can only give reasonable, but not absolute, assurance against material misstatement or loss.

The principal elements of internal control are described below.

Control environment

The quality and competence of our people, their integrity, ethics and behaviour are all vital to the maintenance of the Group's system of internal control.

The Code of Business Conduct (which is regularly reviewed by the Audit committee and the Board) sets out the principal obligations of all employees. Directors and senior executives throughout the Group are required each year to certify their compliance with this Code. The WPP Policy Book (which also is regularly updated) includes the Code of Business Conduct and human resource practices as well as guidance on practices in many operational areas. Breaches or alleged breaches of this Code of Conduct are investigated by the director of internal audit and the Group general counsel.

Furthermore, the Group has an independently operated helpline, *Right to Speak*, for the reporting of issues that employees feel unable to raise locally. A number of issues have been raised during 2005 through this helpline, all of which have been investigated.

Risk assessment

Risk monitoring of all of the Group's operations throughout the world is given the highest priority by the Group chief executive, the Group finance director, the chairman of the Audit committee and the Board, as it is essential to the creation and protection of share owner value and the development of the careers of our people. The Board realises that WPP is a service company and its ongoing prosperity depends on being able to continue to provide a quality service to its existing and potential clients in a creative, efficient and economic way.

At each Board meeting, the Group chief executive presents a *Brand Check* review of each of the business' operations, incorporating a risk monitor, providing feedback on the business risks and details of any change in the risk profile since the last Board meeting.

The *Brand Check* covers such issues as:

- changes in political security;
- the possibility of the loss of major business (eg as a result of a change of senior management at a major client);
- loss of a key executive of the Group;
- introduction of new legislation in an important market;
- change in accounting or corporate governance practice.

Each operating group undertakes monthly and quarterly procedures and day-to-day management activities to review their operations and business risks. These are formally communicated to the Group chief executive and other executive directors and senior executives in quarterly review meetings and, in turn, to the Board.

The Board is firmly of the opinion that the monitoring of risk has always been and continues to be strongly embedded in the culture of the Company and of the operating companies, in a manner which the Board considers goes beyond the Turnbull recommendations and the requirements of Rules 13a-14 and 15 of the Securities Exchange Act 1934.

Control activities and monitoring

Policies and procedures for all operating companies are set out and communicated in the WPP Policy Book, internal control bulletins and accounting guidelines. The application of these policies and procedures is monitored within the individual businesses and by the Company's director of internal audit and the Group general counsel.

Operating companies are required to maintain and update documentation of their internal controls and processes. This documentation incorporates an analysis of business risks (a summary of which was considered by the Audit committee), detailed control activities and monitoring, together with controls over security of data and the provision of timely and reliable information to management. IT and financial controls are also included.

The internal audit department carried out reviews and testing of the documentation and the relevant controls for a majority of the Group during 2005, the results of which were reported to the Audit committee.

Financial reporting

Each operating company annually updates a three-year strategic plan which incorporates financial objectives. These are reviewed by the parent company's management and are agreed with the chief executive of the relevant operating company.

The Group operates a rigorous procedure for the development of operating company budgets which build up the Group's budget. During the final quarter of each financial year, operating companies prepare detailed budgets for the following year for review by the parent company. The Group's budget is reviewed by the Board before being adopted formally. Operating company results are reported monthly and are reviewed locally, regionally and globally by the business groups and by Group management on a consolidated basis and ultimately by the Board. The results are compared to budget and the previous year, with full-year forecasts prepared and updated quarterly throughout the year. The Company reports to share owners four times a year.

At each year-end, all operating companies supply their full-year financial results with such additional information as is appropriate. This information is consolidated to allow the Group to present the necessary disclosures for UK and US GAAP reporting and International Financial Reporting Standards (IFRS) including International Accounting Standards (IAS).

The Disclosure committee gives further assurance that publicly-released information, including this Annual Report, is free from material omission or misstatement.

Adoption of IFRS

As required by European law, the Group has prepared its consolidated financial statements for the year ended 31 December 2005 in accordance with International Financial Reporting Standards (IFRS) including IAS. Comparative figures for the year ended 31 December 2004 have also been presented on this basis. More detailed information on the Group's transition from UK GAAP to IFRS/IAS is shown on pages 172 to 176.

Scheme of arrangement

In October 2005, pursuant to a Scheme of Arrangement under s425 of the Companies Act 1985, a new parent company was introduced which is now called WPP Group plc ('Newco'). The previous parent company has been renamed and re-registered as WPP 2005 Limited ('Oldco').

The introduction of Newco constituted a group reconstruction and has been accounted for using merger accounting principles. Therefore, although the reconstruction did not become effective until October 2005, the financial statements of WPP Group plc are presented as if Newco and Oldco had always been part of the same group. Accordingly, the results of the Group for the entire year ended 31 December 2005 are shown in the consolidated income statement and the comparative figures for the year ended 31 December 2004 are also prepared on this basis.

Sarbanes-Oxley S404

Effective for the 2006 year-end, the Group and its auditors will be required to report separately to the share owners on the design and effectiveness of internal controls over financial reporting, in accordance with section 404 of the Sarbanes-Oxley Act.

The Group has planned its response to the necessary testing procedures and is committed to achieving compliance given the rigour of the controls, processes and documentation described above.

Going concern

UK company law requires the directors to consider whether it is appropriate to adopt the financial statements on the basis that the Company and the Group are going concerns. As part of its normal business practice, the Group prepares annual and longer-term plans and in reviewing this information and in particular the 2006 three-year plan and budget the directors believe that the Company and the Group have adequate resources for the foreseeable future. Therefore the Company and the Group continue to adopt the going concern basis in preparing the financial statements.

Responsibilities in respect of the preparation of financial statements

UK company law also requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that year. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at all times the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and consequently for taking all possible steps for the prevention and detection of fraud and other irregularities.

The following information, together with the statements regarding directors' responsibilities and statement of going concern set out above and the directors' remuneration and interests in the share capital of the Company set out on pages 125 and 126, constitute the Directors' report.

Substantial share ownership

As at 4 May 2006, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

Legal & General	4.15%
WPP ESOPs*	4.05%
Legg Mason	3.98%
Barclays	3.11%
AIM Management	3.05%

*The trustees of the ESOPs are entirely independent. It is the Company's intention that the total number of shares held in the ESOPs at any one time is such as may be required to satisfy outstanding incentive plan share awards (but allowing for a contingency element, e.g. to deal with hirings in the course of a year). The number of shares held in the ESOPs as at 31 December 2005 was 53,297,356. The ordinary shares and ADRs held in the ESOPs did not receive the interim dividend paid on 14 November 2005 as they waived their respective rights.

The disclosed interests of all of the above refer to the respective combined holdings of those entities and to interests associated with them.

The Company has not been notified of any other holdings of ordinary share capital of 3% or more.

Election of directors

Details of the directors who submit themselves for election to the Board are referred to on page 105 and also in the Notice of Annual General Meeting.

Profits and dividends

The profit before tax for the year was £592.0 million (2004: £434.4 million). The directors recommend a final ordinary dividend of 6.34p (2004: 5.28p) per share to be paid on 3 July 2006 to share owners on the register at 2 June 2006 which, together with the interim ordinary dividend of 3.0p (2004: 2.5p) per share paid on 14 November 2005, makes a total of 9.34p for the year (2004: 7.78p).

Parent company charitable donations

The Company made charitable donations of £379,000 (2004: £202,000). In total WPP companies together with the parent company contributed an estimated £3.4 million worth of time, skills, materials and money to social and community causes in 2005. More detailed information regarding the Group's support of charities is set out in the section dealing with corporate responsibility on pages 110 to 115.

It is the Company's policy not to make payments for political purposes.

Group activities

The principal activity of the Group continues to be the provision of communications services worldwide. The Company acts only as a parent company and does not trade.

Intangible assets

Intangible assets in the consolidated balance sheet include certain corporate brand names with indefinite useful lives. These assets are carried at historical cost. When compared with current valuation estimates, the directors consider the carrying value to be conservative. Further details of intangible assets are set out in note 14 on pages 157 and 158.

Share capital

Details of share capital movements are given in note 28 on pages 164 to 166.

Authority for purchase of own shares

At the Annual General Meeting in 2005 share owners passed a special resolution authorising Oldco, in accordance with its Articles of Association, to purchase up to 126,473,866 (adopted at an Extraordinary General Meeting of the Company on 26 August 2005) of its own shares in the market. In the year under review, 25.4 million shares (of which 21.3 million were cancelled) were purchased at an average price of £5.99 per share.

Supplier payment policy

The Company has no trade creditors because it is a parent company and, accordingly, no disclosure can be made of the year-end creditor days. However, the Group's policy is to settle the terms of payment with suppliers when agreeing the terms of each transaction, and to ensure that suppliers are made aware of the terms of payment and to abide by the terms of payment. The average trade creditors for the Group, expressed as a number of days, were 49 (2004: 53).

Auditors

The directors will propose a resolution at the AGM to re-appoint Deloitte & Touche LLP as auditors.

By Order of the Board

M W Capes
Company Secretary
11 May 2006

Corporate responsibility



Business impact

Corporate responsibility continues to be important to WPP's business outlook and future success. Consumers are increasingly aware of environmental and social issues, and this is of significance to our multinational and leading national clients.

As ethically-conscious consumers increasingly seek brands that match their personal values, WPP businesses are supporting their clients in developing and promoting products to meet changing consumer preferences. The impact is variable regionally and between markets, but signs of concern are often evident. Interest in ethical products such as organic produce, healthy foods, fair-traded coffee and cocoa, sweat-shop free apparel and climate-friendly cars has never been higher.

WPP's Corporate Responsibility Policy and our Corporate Responsibility Report are increasingly relevant when competing for new business and have proved to be an attribute. We believe that WPP is well placed to respond to opportunities created by the corporate response to global environmental and social challenges.

WPP share owners continue to show interest in our corporate responsibility practices and we aim to respond constructively to their requests for corporate responsibility information.

WPP is included in the Dow Jones Sustainability Index and the FTSE4Good Index.

Developments during 2005

In 2005, we published our third Corporate Responsibility Report which documents our approach, performance and goals. The Report provides a detailed and objective account of how we are implementing WPP's Corporate Responsibility Policy across our businesses.

Our reporting focuses on WPP's three most significant corporate responsibility issues:

- **The impact of our work** including marketing ethics, compliance with marketing standards, protection of consumer privacy, together with social and cause-related marketing.
- **Employment** including diversity and equal opportunities, business ethics, employee development, remuneration, communication, and health and safety.
- **Social investment** including pro bono work, donations to charity and employee volunteering.

Also part of our corporate responsibility programme is our environmental impact, as well as our suppliers' corporate responsibility performance.

How we manage corporate responsibility risk and opportunity

Paul Richardson is the Board director responsible for assessing corporate responsibility risks for 2006, having taken over from Howard Paster. He chairs WPP's Corporate responsibility committee, established in 2003, which advises on policy, monitors emerging issues and co-ordinates communication among Group companies.

The committee is made up of senior representatives from WPP's major business categories. It identifies and assesses significant corporate responsibility risks and opportunities for the business. In support of WPP's corporate responsibility activities, the Group's operating companies have each nominated a corporate responsibility representative responsible for compiling and reporting data to the parent company and co-ordinating activity within the operating companies.

Paul Richardson provides an annual assessment of corporate responsibility risks and performance to the Audit committee. The Company's internal audit function also includes corporate responsibility risks in its reviews of Group companies. This is in addition to the business and financial reporting risks process described on pages 106 and 107.

WPP's Corporate Responsibility Policy and our Code of Business Conduct provide guidance for our people on a wide range of ethical, social and environmental subjects. Both documents are publicly available on our website **www.wpp.com.**

We have established an initial set of key performance indicators (KPIs) in our Corporate Responsibility Reports.

Corporate responsibility goals

In 2005, we set ourselves three ongoing corporate responsibility goals. These were:

- **Contribution to society** – Undertake pro bono work and make donations to charity to a value of 0.4% of revenue.
- **Marketing ethics** – Comply with all laws and industry codes governing marketing material (and to track our performance globally to establish how we are doing).
- **Environment** – Calculate climate impact, purchase recycled paper and install recycling facilities in 10 of our largest offices.

Each of our goals requires co-ordinated effort across five continents. This is made more complicated by WPP's management structure that devolves a great deal of management responsibility and discretion to our operating companies.

In 2005 we made progress towards all three of these goals. The details are reported below.

The impact of our work

The work our operating companies produce is a significant part of our corporate responsibility performance. Supporting clients by marketing products that offer environmental and social benefits is also key. In addition, WPP businesses work for governments producing campaigns to raise public awareness of issues such as climate change, the importance of health and well-being and the dangers associated with drugs.

Marketing ethics

As a minimum our businesses are expected to comply with all laws, regulations and codes of marketing practice. Our Code of Business Conduct states that we will not knowingly create work which contains statements, suggestions or images offensive to general public decency and will give appropriate consideration to the impact of our work on minority segments of the population, whether that minority be by race, religion, national origin, colour, gender, sexual orientation, age or disability.

Many professionals from within WPP companies play an important part in developing and revising industry codes in sensitive areas such as advertising to children and the marketing of food and pharmaceutical products. For example, Denise Maguire, managing director of Hill & Knowlton Hong Kong, is chair of the Ethics Committee for the Council of PR Firms; Gary Laben, CEO of KnowledgeBase Marketing, is a member of the Ethics Advisory Committee of the US Direct Marketing Association; and Sue Brooker, a director of Millward Brown, is a member of the Professional Standards Committee for the UK Market Research Society.

Most of the campaigns we produce for clients do not cause complaint, but occasionally complaints do occur relating to matters of taste or fact. In most countries these are arbitrated by government or industry organisations. Our 2005 Corporate Responsibility Report will contain statistics on the number of cases upheld against campaigns by WPP companies.

Privacy

Privacy is an important issue for our market research and direct marketing companies as they hold and use consumer data. Our operating companies strive to comply with national data protection laws and marketing codes of practice such as the UK Data Protection Act and the EU Data Protection Directive.

Cause-related marketing

Cause-related marketing links brands to charities, usually through a donation for every product purchased. Executed sensitively, these campaigns benefit both brand and charity. Many WPP companies work on cause-related marketing.

WPP as an employer

Diversity

Our goal is to have a talent base that reflects the communities in which we operate. We believe diversity contributes to our business creativity and enhances our understanding of multicultural markets. Our non-discrimination policy, introduced in 1992, commits us to select, develop and promote the best people without regard to factors such as race, religion, national origin, colour, gender, sexual orientation, age or disability.

Gender diversity 2003-2005
%

		Female	Male
Employees	05	54%	46%
	04	55%	45%
	03	56%	44%
Account directors	05	52%	48%
	04	51%	49%
	03	54%	46%
Senior executives	05	33%	67%
	04	32%	68%
	03	36%	64%

Female Male

The Group's Code of Business Conduct contains policies on human resource issues, such as harassment and discrimination. Our people can report any concerns or suspected cases of discrimination or misconduct confidentially (and anonymously if desired) through our *Right to Speak* helpline.

In 2005, women accounted for 33% of executive directors of operating companies, 52% of account directors and 54% of total employees. There are three women on WPP's Board.

All of our major agencies in the US have internal programs to increase the diversity of their workforce. WPP also participates in a number of initiatives to encourage diversity in the advertising industry. These are a few examples from 2005:

○ **Partnerships:** WPP's US-based advertising agencies are part of *Operation Success*, an initiative launched by the American Association of Advertising Agencies (AAAA) to increase diversity in the US advertising industry. Our agencies support the work of many diversity organisations. These include the Business Advisory Committee (which helps disabled people to find jobs); Advertising Women of New York *TORCH* (Together Our Resources Can Help), a program for under-served New York public high school students; the National Black Public Relations Society (NBPRS); the Hispanic PR Association; and LaGrant Foundation, a non-profit organisation providing career development support to students from ethnic minorities.

○ **Internships:** Several WPP companies, including The Bravo Group, Grey Worldwide, JWT, Mediaedge:cia, MindShare, Ogilvy & Mather and Y&R participate in the AAAA's *Multicultural Advertising Internship Program* (MAIP). This enables students from a range of ethnic backgrounds to gain work experience in the advertising industry. JWT and Hill & Knowlton also participate in *INROADS*, an internship programme for minority youth. In addition, Grey holds an annual disability mentor day for 10 disabled students to experience work in an advertising agency.

○ **Targeted recruitment activities:** WPP sponsors events, such as the Harvard Business School African-American Alumni Association conference, that help inform minority professionals about new career opportunities, and position WPP as a preferred employer.

Our agencies participate in recruitment fairs and events at many minority colleges and universities. These include NYU's Diversity Careers Fair; the Diversity & Leadership Group at Duke University; Howard University; the International Radio and Television Society's Minority Career workshop; AAF's Mosaic Career Fair; the Advertising Women of New York Conference; the Asian American Diversity Career Expo; and the US Department of Labor's Job Fair for Hispanics.

Group companies also use specialised recruitment agencies and publications. For example, JWT New York is using Community Connect's recruitment service. Grey advertises vacancies in diversity publications and websites such as IMDiversity, the *Ad Age* Annual Diversity Issue and HBCUCareerCenter.com.

○ **Raising employee awareness:** JWT launched a new diversity and harassment training program for employees in its North American offices. Ogilvy conducted diversity awareness training sessions for employees in 2005, and Y&R has appointed a chief diversity officer and held diversity leadership training for managers.

In the UK, WPP began working with Rare Recruitment, a UK graduate recruitment agency, to find diverse candidates for the WPP Marketing Fellowship Program. Rare places the most able students from minority backgrounds with companies that have strong diversity policies.

The South African Government's Black Economic Empowerment policy requires companies to ensure the black population is adequately represented in their workforce and to establish a level of black ownership. WPP companies operating in South Africa are on track to achieve the 30% level of black ownership required for advertising and communications companies. Diversity initiatives at our South African agencies include the Grey Action Program, which provides internships for 10 young black graduates each year.

Development and training

WPP is a people business and we aspire to high standards of employment progression and investment in the development of our teams. Our approach includes performance assessment, succession planning and training. Our goal is for our people at all levels in our businesses to receive regular performance appraisals.

In 2005, WPP invested £32.7 million in training and well-being across the Group. We have introduced courses aimed at developing creative leadership, client leadership and personal leadership. The parent company runs the SparkLab program of innovative behavioural workshops and master classes. Devised by WPP for our own people, SparkLabs aim to improve everyday communication and presentation skills. The SparkLab workshops are led by professionals from the performing arts.

Our operating companies also run a range of training courses covering all aspects of agency business and creative skills.

Staff training and welfare 2001-2005
£000

05	32,700
04	25,145
03	21,793
02	20,921
01	23,419

Employee share ownership

Share ownership gives our people a financial stake in the Company and a share in its success. WPP's Worldwide Ownership Plan, introduced in 1997, has granted share options to over 53,000 of our people. Details of this plan and other executive stock options can be found on page 122.

Communication

We keep our people informed and up to date with what is happening across the Group. With 92,000 people in 106 countries this can be a challenge, so we place great emphasis on good internal communications. Some examples are:

○ Distribution of the Annual Report and Accounts, the *Navigator* company handbook, the *Atticus Journal*, *The WIRE* (WPP's global newspaper), and regular *FactFiles* to all companies worldwide.
○ A monthly online news bulletin – *e.wire*.
○ Regular communication on Group initiatives such as the Worldwide Partnership Program, *BRANDZ*, the Atticus Awards, the WPP Marketing Fellowship Program and professional development workshops.
○ Periodic reports from Sir Martin Sorrell to participants in LEAP, and to the Leaders, Partners and High Potential groups.
○ WPP's website, Group intranet site and professional Knowledge Communities.
○ Formal and informal meetings at operating company level.
○ Our annual Corporate Responsibility Report is widely distributed across WPP and is available on our intranet and website.

Health and well-being

We aim to identify and reduce health risks and provide a safe workplace. By focusing on issues relevant to our office environments, such as stress management and good practice in workstation design and use, we aim to maximise the health and well-being of our people. In turn, this enables us to minimise absence from work and improve productivity and employee retention. Our agencies seek to create an environment where people feel able to discuss any issues, including stress, with their manager or human resources department. Our companies also assess the risk of work-related stress through regular staff surveys and by monitoring issues raised via our *Right to Speak* helplines, Employee Assistance Programs and during exit interviews.

Initiatives to combat workplace stress vary by company but include:

○ Employee Assistance Programs – a source of confidential advice, support and counselling.
○ Flexible benefit programs, including subsidised childcare.
○ Flexible work arrangements enabling people to work part-time or from home.
○ Medical checks and health screening.
○ Training on stress and time management.

Employee external appointments

The Company recognises that its directors and senior executives may be invited to become non-executive directors of other companies and that such exposure may be beneficial to the Group. Consequently, executives are allowed to accept non-executive appointments with non-competing companies subject to obtaining the approval of the Group chief executive in the case of senior executives and the approval of the Nomination committee in the case of executive directors. Any fees receivable out of such appointments are retained by the individuals concerned.

Social investment

WPP companies have a history of supporting charities on a pro-bono basis. The donation of our time and skills at no cost or minimal cost is worth much more than an equivalent cash donation. This is because the work we undertake for charities helps them recruit members, raise funds and advance causes. The net benefit to the charity is usually many times the value of our input.

In 2005, our total social investment was worth £17.3 million, equivalent to 0.32% of revenue (2.9% of reported pre tax profits). This includes £13.9 million in pro bono work (based on the fees the benefiting organisations would have paid for our work) and £3.4 million in donations. WPP came fourth in the UK *Guardian* newspaper's Giving List 2005 (based on 2004 data) that ranks FTSE 100 companies by the value of their social investment.

Pro bono work by category 2005

%

○ Health	23%
○ Local community	21%
○ Other	17%
○ Education	14%
○ Environment	13%
● Arts	7%
○ Illegal drugs	5%



Donations by category 2005

%

○ Health	26%
○ Other	26%
○ Education	18%
○ Local community	18%
○ Arts	8%
● Environment	4%



WPP the parent company

The Company focuses its support on education and the arts.

In the UK we supported a range of organisations including: the Charles Edward Brooke Girls' School in London, which specialises in media arts; the Royal College of Art annual illustration competition and support of Hardship Fund; two bursary awards for D&AD, the professional association for design and advertising; and the National Portrait Gallery and Natural History Museum in London.

WPP is also working with the World Economic Forum on an initiative to change perceptions of Africa amongst business leaders.

Many senior WPP executives also give pro bono advice and support.

Sir Martin Sorrell is an active participant in programs at the following international business schools: London Business School; IESE, Spain; Indian Business School; Harvard Business School and Boston University; and Whistling Woods International Institute for film, television and media arts, Mumbai, India.

A donation from WPP has paid for a library to be built at the Lower Basic School in Sanyang village, Gambia. This has been stocked by books donated from across WPP companies. WPP is also providing funds to help the village build a healthcare clinic.

Employee volunteering

Many of our people give their time and expertise as volunteers to support good causes in their local communities. We encourage this because it benefits the charity and our people. For example:

○ *Good Deeds* is the volunteering programme for Y&R and Mediaedge:cia employees in Detroit. Employees can spend two work days each year giving back to the community through individual or agency-wide volunteering activities. For each employee that participates, the agencies donate $100 to the community organisation supported.

○ MJM recognise the importance of community participation. Employees can take up to two days of paid company time, every six months, for community service activities.

○ VML's community service programme gives employees two workdays a year to volunteer in the community. VML employees work with five Kansas City organisations that need volunteers.

○ Burson-Marsteller China launched a volunteering programme in 2005, giving employees two work days a year to support community activities.

Environment and supply chain

We have prioritised three environmental issues – energy consumption, paper use and recycling – and are working on these with 10 of our biggest offices.

We recognise the potential impact of our purchasing decisions on the environment and also the need to consider the labour standards associated with manufacturing in certain product sectors. We have introduced ethical and environmental criteria to WPP's Procurement Policy and initiated a corporate responsibility questionnaire through our UK procurement team. Following the responses of UK suppliers, we have invited a small number to a workshop at which we will pilot the next stage of our engagement process.

Our strategy is to focus on companies where we believe our intervention will have the most impact. We anticipate that usually this will be by engaging with small- and medium-sized supplier companies that may have had less exposure to corporate responsibility than multinationals and major national companies.



How we're rewarded

Compensation committee report on behalf of the Board

Introduction

This report is made by the Board, prepared on its behalf and for its approval by the Compensation committee. This will be my last report as chairman of the committee and I am pleased that Jeffrey Rosen will take over as chairman following the forthcoming Annual General Meeting.

The report provides the Company's statement of how it has applied the principles of good governance set out in the Combined Code and Schedule 7A to the Companies Act in respect of compensation matters. As in previous years, additional information on executive remuneration, based on a US-proxy style disclosure has been added at the end of this report.

The report of the auditors on the financial statements set out on pages 181 and 182 confirms that the scope of their report covers, where required, the disclosures contained in or referred to in this report that are specified for their audit by the UK Listing Authority and under the Companies Act.

Details of each individual director's remuneration and of their beneficial holdings of the Company's shares and share awards are set out on pages 125 and 126.

The Company is required to submit the Compensation committee report for share owner approval at the Annual General Meeting (AGM) convened for 27 June 2006 and the appropriate resolution is set out as resolution 19 in the Notice of Annual General Meeting accompanying the Annual Report and Accounts.

2005 highlights

During the year the most significant issues addressed by the committee were:

- A thorough review of all executive compensation plans, their effectiveness and relevance to the Group's business needs.
- Changes to the incentive packages for the chief financial officer and the director of strategy.
- A review of the contractual arrangements for the Group chief executive and monitoring the vesting of awards under a number of his incentive plans.
- Effecting the transfer of existing incentive arrangements to the new parent holding company following the Group's reorganisation.
- Renewing the WPP Executive Stock Option Plan and the WPP Worldwide Ownership Plan.

Remit of the Compensation committee

Under its terms of reference the committee is responsible for:

- Reviewing and approving the remuneration and terms of employment (including any termination arrangements) of executive directors and senior executives of the Company and of directors and senior executives of the operating companies.
- Reviewing the incentive policy and compensation plans.
- Monitoring the vesting of awards under all incentive plans including the Renewed Leadership Equity Acquisition Plan (Renewed LEAP).
- Reviewing systems implemented throughout the Group to deal with matters such as employee harassment and discrimination.
- Appointing and reviewing the performance of external advisors to the committee and to the Company in relation to executive remuneration and human resource activities.

Composition of the Compensation committee

During 2005, the Compensation committee comprised the following who took decisions in respect of the year:

- S W Morten (chairman of the committee);
- P Lader;
- C Mackenzie.

Esther Dyson was appointed a member of the committee on 4 May 2006 and Jeffrey Rosen will replace Bud Morten as chairman of the committee following the Annual General Meeting.



No current member of the committee has any personal financial interest (other than as a share owner as disclosed on page 126) in the matters to be decided by the committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group's businesses.

The terms of reference for the Compensation committee are available on the Company's website and will be on display as set out in the Notice of Annual General Meeting. These terms of reference are regularly reviewed.

Advisors to the Compensation committee

The Compensation committee regularly consults with Group executives, particularly the Group chief executive (who was not present at any meeting when matters relating to his own compensation or contracts were decided), the chief talent officer, the Director of compensation and benefits and the Group general counsel. During the year, the committee received material assistance from Towers Perrin. Significant advice was also received from Hammonds solicitors on a number of legal and governance issues surrounding compensation and benefits which arose during the course of the year. Hammonds provide legal advice on a range of matters to the Group.

During 2005, no advice was required in relation to the remuneration of the chairman of the Company and the non-executive directors. Had it been required it would have been provided by Towers Perrin to the Board and not to the committee.

Advice is received by the committee on issues including the following:

- analysis of competitive compensation practices and determination of competitive positioning;
- base salary levels;
- annual and long-term incentive plans and awards;
- policy relating to WPP share ownership;
- pensions and executive benefits;
- service contract terms for executives;
- changes in accounting, taxation, legal and regulatory practices;
- governance issues relating to compensation and the role of the committee; and
- policies for preventing employee harassment and discrimination.

Principles of remuneration

At its heart all executive compensation at WPP is governed by three guiding principles:

- competitiveness;
- performance; and
- alignment to share owner interests.

Competitiveness

Compensation packages for Group executives are reviewed on a regular basis (on average every 24 months). When reviewing an executive's package the committee usually consults with the Group chief executive, the Group chief talent officer and the chief executive officer of the appropriate operating company.

In making its assessments, the committee considers individual and business unit performance, level of experience and scope of responsibility. It also takes into account the overall value of the package, including both fixed and variable elements, and focuses on the 'on-target' level of remuneration. The competitiveness of this total package is then reviewed in relation to the most appropriate benchmarks.

For example, for the Group chief executive three separate benchmarks for remuneration opportunities are used:

- the most senior executive position in the Company's two closest comparators, Omnicom and Interpublic Group;
- the CEO position in companies of comparable size and complexity in the UK; and
- the CEO position in public companies of comparable size and complexity in the US.

The same approach is taken for the other senior executives, including executive directors. The Compensation committee considers data from the latest industry surveys covering the senior positions in WPP's operating companies. WPP participates in the leading global surveys of executive remuneration in the advertising, market research, healthcare, public relations and public affairs sectors. In addition, for heads of operating companies the committee considers public disclosures for similar positions in listed companies of comparable size and complexity in the relevant sector.

Performance

All remuneration packages for senior executives, including executive directors, have a significant element which is variable and dependent on performance as can be seen from the chart below.


Sir Martin Sorrell
Paul Richardson
Howard Paster
Mark Read
Fixed
Variable
0
20
40
60
80
100%

Fixed compensation comprises salary, pension contributions and other benefits as disclosed in the table on page 125.

Variable compensation comprises short-term incentive plans and the value of Executive Share Awards are also disclosed in the table on page 125 along with the expected value of the Renewed LEAP award granted in 2005 referred to in the table on page 129.

The performance targets set in respect of variable compensation are both specific and challenging as is apparent in the fact that little or no short-term bonus was paid in 2001 and 2002 and both the 2002-2004 and the 2003-2005 Performance Share Plan awards failed to pay out.

Alignment to share owner interests

WPP is committed to aligning executive performance and reward with share owner interests. This is achieved by providing significant opportunities for executives to acquire WPP stock, by using performance measures that are linked to the creation of share owner value and by operating share ownership goals for the most senior executives.

Many of our incentive plans pay out wholly or partially in WPP stock. As can be seen below, approximately half of the compensation package of the executive directors was delivered in shares last year.


Sir Martin Sorrell
Paul Richardson
Howard Paster
Mark Read
Cash
Shares
0
20
40
60
80
100%

Cash compensation comprises salary, pension contributions, short-term incentive plans and other benefits as disclosed in the table on page 125.

Share-based compensation comprises the value of Executive Share Awards are also disclosed in the table on page 125 along with the expected value of the Renewed LEAP award granted in 2005 referred to in the table on page 129.

The Compensation committee believes that Total Shareholder Return (TSR) relative to a group of key comparators continues to be the most appropriate measure for determining long-term performance-based rewards for Group executive directors, as it most closely aligns reward with the delivery of share owner value. For this reason TSR is the sole measure of performance used for Renewed LEAP.

WPP has encouraged share ownership for its most senior executives, including executive directors, for many years. For executive directors this is achieved through participation in Renewed LEAP. Other WPP Leaders (approximately 200 people) are expected to own at least 40,000 WPP ordinary shares.

Clearly there is also a need to ensure that share owner value is not diminished through the issue of new shares to satisfy incentive awards. The dilution, as at 4 May 2006, was well below the 10% level recommended by the ABI. It is intended that Renewed LEAP awards, the Performance Share Awards, the Executive Share Awards and Restricted Stock Plan awards will all be satisfied with purchased shares held in the employee share ownership plans (ESOPs).

WPP Share Incentive Scheme dilution for 2001 to 2005


Dilution levels %
14
12
10
8
6
4
2
0
WPP
ABI Limit
01
02
03
04
05

Review of compensation

During 2005, the committee undertook a thorough review of the Group's current compensation and incentive strategy. The review included extensive internal consultation, an examination of our competitors' current practices and consideration of financial, tax, accounting and legal issues and current best practice guidelines.

From this review it was apparent that:

- The ongoing use of stock options had become a major source of executive dissatisfaction, was not cost-effective (i.e. the cost to WPP of providing options far outweighed the perceived value delivered to the participant) and furthermore the use of options was becoming less common in the industry.

- The dynamic nature of our businesses meant that the three-year performance measures used in our operating company LTIP plans were both volatile and complex. This in turn resulted in the plans not being fully understood and providing little motivational or retentive effect.
- In the limited cases they were being used, restricted stock awards were much better understood and provided a good retention mechanism.
- The 'poaching' of our people by competitors was becoming an area of considerable concern across most of our businesses and this was often accompanied by senior executive frustration with the lack of appropriate means of compensation to retain our best people.
- Renewed LEAP continues to be an effective plan for certain senior executives.

The committee therefore decided to make a number of significant changes to the way in which compensation is to be delivered while at the same time staying true to the principles of compensation described above. In summary this entailed:

- Single-year performance awards (Performance Share Awards/PSAs), delivered as restricted stock awards and vesting a further two years after the end of the one-year performance period, replaced awards previously made under the operating company LTIPs.
- Similarly at the parent company, the use of Executive Share Awards (ESAs) replaced awards previously made under the Performance Share Plan. Again, these awards will vest two years after the end of the one-year performance period.
- A significantly reduced use of stock options from the WPP Executive Stock Option Plan. Awards of stock options under this plan have not been made to executive directors since 1995. Below this level, options will now only be used under this plan (as opposed to the WWOP referred to in the table on page 122) in special circumstances, for example as a recruitment incentive.
- Future awards of stock made on an annual basis to the WPP Leaders, Partners and High Potential Groups will all be in the form of restricted stock which vest three years after grant.

Impact of IFRS

From 1 January 2005 the Company has been required to account under IFRS. It is commonly acknowledged that this may lead to greater volatility in earnings. The committee is aware that these changes may affect the evaluation of performance under those WPP long-term plans which use earnings-based performance measures. The committee, in consultation with the Audit committee, has resolved to take these matters into account when evaluating performance under the relevant long-term incentive plans.

Details of the expensing of share-based incentives under IFRS 2 are given in note 25 on page 160.

Policy on directors' service contracts, notice periods and termination payments

The Compensation committee regularly considers the Company's policy on the duration of directors' service contracts, the length of notice periods in executive directors' service contracts and provisions for payment (if any) on termination of such contracts.

None of the contracts of parent company executive directors contain liquidated damages provisions. There were no payments in 2005 in respect of termination of employment of any executive director. The notice periods for directors are as follows:

Executive director	Contract/effective date	Notice period
Sir Martin Sorrell	1 April 2005	"At will"
Howard Paster	1 January 2002	6 months
Paul Richardson	1 January 2005	12 months
Mark Read	9 September 2002	6 months

Non-executive director*	Contract date
Philip Lader	26 February 2001
Colin Day	25 July 2005
Esther Dyson	29 June 1999
Orit Gadiesh	28 April 2004
David Komansky	28 January 2003
Bud Morten	2 December 1991
Lubna Olayan	18 March 2005
John Quelch	10 July 1991
Koichiro Naganuma	23 January 2004
Christopher Mackenzie	14 March 2000
Jeffrey Rosen	20 December 2004
Paul Spencer	28 April 2004

* The notice period applicable to all non-executive directors is two months.

Group chief executive – Sir Martin Sorrell

Sir Martin Sorrell's services to the Group outside the US have previously been provided under an agreement with JMS Financial Services Limited (JMS). With effect from 1 April 2005 this was replaced by an executive service contract entered into directly between Sir Martin and the Company. He is also directly employed by WPP Group USA, Inc. for his activities in the US. Taken together, the current agreement in relation to his services to the Group outside the US ('the UK Agreement') and to his services to the Group in the US ('the US Agreement') provide for the following remuneration, including incentive awards, all of which is disclosed on pages 125 to 129:

- annual salary of £859,000*;
- annual pension contributions of £343,000;
- short-term incentive (annual bonus) of 100% of annual salary at target and up to 200% at maximum;
- the Executive Stock Award; and
- the Leadership Equity Acquisition Plan as renewed.

*Year-on-year may fluctuate due to exchange rate variances.

Earned awards exercised by Sir Martin Sorrell in 2004 and 2005

The table set out below was included in last year's report of the committee and proved helpful for share owners in understanding the vesting/exercise of various incentive plans awarded to Sir Martin Sorrell since 1993 and which have been deferred over a number of years.

The table has therefore been included again this year:

Plan	Year(s) of grant	Date of vesting/ exercise	No. of shares/ phantom shares
Capital Investment Plan[1]	1994	01.09.04	1,054,442
Notional Share Award Plan	1994	01.09.04	1,754,520
Original LEAP[2]	1999	22.09.04	3,221,442
Phantom Options[3]	1993, 1994	23.03.05	2,148,581
Performance Share Plan[4]	1999, 2000, 2001	16.03.05	313,976

Notes

[1] In addition, 987,742 shares vested but have not yet been exercised and a further 2,649,208 shares were deferred until 1 October 2008.

[2] The number of shares under Original LEAP includes those attributable to JMS.

[3] JMS exercised the Phantom Options on 23 March 2005 and used the proceeds to subscribe for 1,907,468 shares.

[4] At 31 December 2005, Sir Martin Sorrell remained interested in the right to 11,077 shares under the Performance Share Plan award made on 28 February 2001.

Performance graph
WPP total return to share owners relative to relevant comparators rebased to 31 December 2000


WPP
FTSE 100
Omnicom
Interpublic
150
100
50
0
31 Dec 00
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05
10 May 06

Source: Datastream

For share owners' information, the Company's TSR for the period from 31 December 2000 to 10 May 2006 is shown on this graph. The FTSE 100 is the Index the Board considers most relevant for the purpose of comparison and Interpublic and Omnicom are shown as these are the companies with whose performance that of the Company is most commonly compared.

Elements of remuneration

The principal elements of WPP executive remuneration were fully reviewed in 2005 and currently comprise the following:

- Base salaries (fixed);
- Annual incentives (variable); and
- Long-term incentives (variable).

Pension contributions, life assurance, health and disability, and other benefits are also provided.

Key elements of short - and long-term remuneration

	Objective	Participation	Performance period	Conditions
Annual Base salary[1]	To maintain package competitiveness at all levels within the Group.	All employees.	N/A	Not applicable. But salary levels are determined taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.
Cash bonus	To incentivise delivery of value at all levels within the Group.	Approximately 10% of employees are eligible to receive a performance bonus.	1 year	Achievement of challenging performance goals (financial and non-financial) at the individual and business unit level.
Performance share awards[2]	To incentivise delivery of value and to align with interests of share owners.	Key operating company executives.	1 year	Achievement of challenging performance goals (financial and non-financial) at operating company level. Further two-year retention period.
Executive share awards[2]	To incentivise delivery of value and to align with interests of share owners.	Parent company executives and executive directors.	1 year	Achievement of individual annual bonus objectives. Further two-year retention period.
Long-Term WWOP[3]	To develop a stronger ownership culture.	Employees with two years' employment. Not offered to those participating in other share programs or to executive directors.	3 years	None.
Renewed LEAP	To incentivise long-term performance of the most senior executives against the TSR of key comparators and maximise alignment with share owner interests through a high level of personal financial commitment.	Participation offered only to those key executives (currently less than 20 people) whose contributions transcend their day-to-day role, including executive directors.	5 years	Relative TSR performance against a group of key communication services comparator companies, subject to a fairness review by the Compensation committee.
Restricted Stock Plan	To encourage a share ownership culture and long-term retention as well as supporting recruitment.	Directors and senior executives of the operating companies and senior executives of the parent company.	Typically 3 year retention period.	None.
Executive Stock Option Plan	To provide a tool to promote retention and recruitment.	Occasional use only to deal with special situations.	3 years	Conditions are determined at the time of grant of the award.

This table does not include details of previous plans, such as operating company LTIPS and PSP which are no longer used for regular grants of new awards.

[1] Base salary is the only pensionable element of remuneration.

[2] Awards are granted under the Restricted Stock Plan.

[3] Since its first adoption in 1997, grants have been made annually under this plan and as at 4 May 2006 options under this plan had been granted to over 53,000 employees for approximately 26.6 million ordinary shares of the Company.

Base salary

The Compensation committee believes that base salary is only one element of compensation and therefore should only be reviewed in the context of the total compensation being provided to an executive.

During 2005 the base salary of Mark Read was increased to £225,000 as part of the overall review of his compensation arrangements when he was appointed to the Board. No other change was made to the base salary of any other executive directors.

Annual cash bonus

The annual cash bonus is paid under plans established for each operating company and for executives, including executive directors, of the parent company. Challenging performance goals are established and these must be achieved before any bonus becomes payable.

Each executive's annual incentive opportunity is defined at a 'target' level for the full achievement of objectives. Higher awards may be paid for outstanding performance in excess of target.

The target level for Group executive directors (other than the Group chief executive and Group finance director) is currently no more than 50% of base salary and the maximum is currently 75%. In the case of the Group finance director, the target level is 80% of base salary and 120% at maximum. The target level for the Group chief executive is 100% of base salary and the maximum is 200%.

In the case of the Group chief executive and other parent company directors, the annual cash bonus is based on Group and individual performance:

○ one-third is based on Group financial results. This goal is common for all executive directors including the Group chief executive (For 2005 the Group's financial results were very strong, with Headline PBIT increasing by almost 35% to £755 million, Headline PBIT margin increasing from 13.0% to 14.0% and Headline diluted earnings per share up 29% to 36.0 pence per share. Both profit and cash flow were above budget.);

○ one-third is based on individual strategic objectives determined prospectively by the committee at the commencement of each year. In the case of the Group chief executive this related to the relative financial performance of WPP against its peer group. (For 2005 WPP ranked first in the peer group for operating profit growth, EPS growth and margin improvement.); and

○ one-third is based on the achievement by the individual director of critical business objectives assessed by the committee at the end of each year. For 2005 in the case of the Group chief executive these included (amongst others) strengthening the geographic position of Group companies in both developed and fast-growing markets, ensuring orderly and effective succession of leadership for a number of specific key operating company and parent company roles, developing collaboration amongst the business leaders and encouraging cross-selling between Group companies, including client co-ordination initiatives.

In assessing the individual performance of each executive director in 2005, taking into account the performance referred to above, the committee determined that the appropriate bonus for each was as follows:

Sir Martin Sorrell	190% of salary
Paul Richardson	108% of salary
Howard Paster	68% of salary
Mark Read	73% of salary

Share awards

Following the policy review undertaken in 2005, the operating company LTIPs were replaced by PSAs. This has considerably simplified the measurement of performance while at the same time increasing retention by ensuring a greater percentage of the bonus pool is paid in shares.

At the parent company the comparable change meant that no further awards were granted under the PSP and instead ESAs are used to reward executive directors for performance over a single year. Performance under these awards is against the same measures currently used to determine the annual bonus payment, but in this case delivered entirely in the form of shares with a further two-year retention period.

These awards are not pensionable and will be satisfied out of one of the Company's ESOPs and not out of a new issue of WPP or treasury shares.

Renewed Leadership Equity Acquisition Plan ('Renewed LEAP')

Renewed LEAP was approved by share owners in April 2004. As with Original LEAP the purposes of Renewed LEAP are to:

- reward superior performance relative to WPP's peer companies;
- align the interests of executive directors and other key executives with those of share owners through significant personal investment and ownership of stock; and
- ensure competitive total rewards.

Under Renewed LEAP, participants have to commit WPP shares ('investment shares') in order to have the opportunity to earn additional WPP shares ('matching shares'). For each participant's first LEAP award, at least one-third of these investment shares have to be purchased in the market. The number of matching shares which a participant can receive at the end of the investment and performance period depends on the performance (based on TSR) of the Company measured over five financial years (four years in the case of awards made in 2004).

It is expected that all matching shares to which participants may become entitled will be provided from one of the Company's ESOPs.

The Compensation committee believes that TSR relative to a group of key comparator companies is the most appropriate measure for determining performance-based rewards for Group executive directors, as it most closely aligns reward with the delivery of share owner value. However, the Compensation committee also acknowledges that TSR may not always reflect the true performance of the Company and in exceptional circumstances it therefore may need to perform a 'fairness review' to vary the number of matching shares that will vest if it determines that, during a performance period, there have been exceptional circumstances. Factors that the Committee will consider in its fairness review of any awards will include various measures of the Group's financial performance, such as growth in revenues and in earnings per share.

For the 2005 awards the vesting schedule is as follows;

Rank compared to peer group*	Number of matching shares
1	5
2	5
3	4.5
4	3.5
5	2.5
6	1.5
Below median	0**

* For actual performance between these positions the match is calculated on a pro rata basis.

**For participants for whom 2005 is the first year in LEAP, performance below median results in a half share match.

As at the year end WPP's TSR growth was below median for both the 2004 and 2005 performance periods. The comparator companies for the awards made in 2005 were:

Omnicom	Aegis
Interpublic	Taylor Nelson Sofres
Publicis	Dentsu
Havas	Arbitron
Ipsos	VNU
Gfk	

On a change of control, matching shares under Renewed LEAP can be received based on the Company's performance to that date.

Awards are made on an annual basis, taking into account prevailing market and competitive conditions. Under Renewed LEAP, Sir Martin Sorrell committed investment shares having a value of $10 million, namely 1,032,416 shares, for the award made for 2004. In 2005 Sir Martin committed investment shares having a value of $2 million, namely 203,394 shares.

Retirement benefits

All pension coverage for the Company's executive directors is currently on a defined contribution basis and only base salary is pensionable under any Company retirement plan. Details of pension contributions for the period under review in respect of executive directors are set out on page 125.

The form and level of Company sponsored retirement programs varies depending on historical practices and local market considerations. The level of retirement benefits is regularly considered when reviewing total executive remuneration levels.

Directors' remuneration – information subject to audit

The compensation of all executive directors is determined by the Compensation committee which is comprised wholly of non-executive directors whom the Company considers to be independent. The Compensation committee is advised by independent remuneration consultants as well as by Group executives as referred to in the Report of the Compensation committee on page 118. The information in this section (pages 125 to 129) forms the part of the Report of the Compensation committee that is subject to audit.

The compensation of the chairman and non-executive directors is determined by the Board, which when necessary is similarly advised.

The components of executive directors' remuneration and the principles on which these are established are described in the Report of the Compensation committee which commences on page 116.

Remuneration of the directors who were directors during the year ended 31 December 2005 is set out in the table below. All amounts shown constitute the total amounts which the respective director received during 2005 and for the annual bonus in respect of 2005 but received in 2006. No compensation payments for loss of office have been made during 2005 to any individuals who have been directors of the Company.

						Total annual remuneration		Pension contributions	
Chairman	Location	Salary and fees £000	Other benefits[1] £000	Short-term incentive plans (annual bonus)[2] £000	Value of ESA[8] £000	2005 Total £000	2004 Total £000	2005 Total £000	2004 Total £000
P Lader[3]	USA	216	–	–		216	213	–	–
Executive directors									
Sir Martin Sorrell[1, 3, 4]	UK	859	25	1,596	798	3,278[10]	2,419	343	321
E L Axelrod[3, 6]	USA	115	9	–	–	124	615	145	22
H Paster[3]	USA	385	35	261	354	1,035[10]	584	19	8
M Read[6]	UK	169	1	163	218	551	–	17	–
P W G Richardson[1, 3, 5]	USA	463	91	486	450	1,490[10]	814	90	90
Non-executive directors									
C Day[6]	UK	22	–	–		22	–	–	–
E Dyson[3]	USA	51	–	–		51	50	–	–
O Gadiesh[3]	USA	51	–	–		51	33	–	–
D Komansky[3]	USA	51	–	–		51	50	–	–
C Mackenzie	UK	54	–	–		54	56	–	–
S W Morten[3]	USA	65	–	–		65	66	–	–
K Naganuma[9]	Japan	–	–	–		–	–	–	–
L Olayan[6]	KSA	40	–	–		40	–	–	–
J A Quelch[3, 7]	USA	93	46	–		139	114	–	–
J Rosen[3, 6]	USA	54	–	–		54	–	–	–
P Spencer	UK	60	–	–		60	37	–	–
Total remuneration		**2,748**	**207**	**2,506**	**1,820**	**7,281**	**5,051**	**614**	**441**

Notes

[1] Other benefits comprise healthcare, life assurance and allowances for cars, housing and club memberships.

[2] Amounts paid in 2006 in respect of bonus entitlements for 2005.

[3] All amounts payable in US dollars have been converted into pounds sterling at $1.8189 to £1. The amounts paid to Sir Martin Sorrell and Paul Richardson were paid part in US dollars and part in pounds sterling. This can give rise to small fluctuations year on year.

[4] The amount of salary and fees comprise the aggregate of salary/fees paid under the UK Agreement and the salary paid under the US Agreement.

[5] Neither Paul Richardson nor the Company received any payment from Chime Communications PLC or STW Communications Group Limited in respect of his non-executive directorships in those companies.

[6] Jeffrey Rosen was appointed to the Board in January 2005. Lubna Olayan was appointed to the Board in March 2005. Mark Read was appointed to the Board in April 2005, and Colin Day was appointed to the Board in July 2005. Beth Axelrod retired from the Board in March 2005.

[7] In addition to fees paid to John Quelch in 2005 as a non-executive director of the Company additional fees were received by him of £46,000.

[8] Shares vesting under these awards are deferred for two years.

[9] Mr Naganuma received no remuneration from the Company given his executive position with Asatsu DK.

[10] The total for 2005 includes the value of the ESA. There was no comparable award in 2004 because historically awards have been made under the Performance Share Plan which is not a short-term incentive plan.

Directors' interests

Ordinary shares

Directors' interests in the Company's share capital, all of which were beneficial, were as follows[1]:

	At 1 Jan 2005 or appointment date	Shares acquired through long-term incentive plan *awards in 2005*[2]		Movement during 2005 inc. shares purchased in 2005[3]	At 31 Dec 2005 or earlier retirement or resignation	Shares acquired through long-term incentive plan *awards in 2006*[2]		Other movements since 31 Dec 2005	At 4 May 2006 or earlier retirement or resignation
		Vested	(sold)			Vested	(sold)		
E L Axelrod[3,4]	75,720	4,859	(4,859)	–	75,720	–	–	–	75,720
C Day[4]	3,240	–	–	2,000	5,240	–	–	–	5,240
E Dyson	35,000	–	–	–	35,000	–	–	–	35,000
O Gadiesh	–	–	–	–	–	–	–	–	–
D Komansky	10,000	–	–	–	10,000	–	–	–	10,000
P Lader	11,950	–	–	–	11,950	–	–	–	11,950
C Mackenzie	10,000	–	–	20,000	30,000	–	–	–	30,000
S W Morten	20,000	–	–	–	20.000	–	–	–	20,000
K Naganuma[6]	–	–	–	–	–	–	–	–	–
L Olayan[4]	–	–	–	–	–	–	–	–	–
H Paster[3,5,7,8]	502,736	–	–	(84,732)	418,004	–	–	(171,367)	246,367
J A Quelch	12,000	–	–	–	12,000	–	–	–	12,000
M Read[3,4,5]	3,000	–	–	–	3,000	–	–	–	3,000
P W G Richardson[3,5,7,8]	455,000	10,816	(4,816)	(234,824)	226,176	4,402	(4,402)	(38,000)	188,176
J Rosen[4]	–	–	–	–	–	–	–	–	–
P Spencer	–	–	–	10,000	10,000	–	–	–	10,000
Sir Martin Sorrell[3,5,7,9]	17,265,707	34,701	(34,701)	(3,632,679)	13,633,028	11,373	–	–	13,644,401

Notes

[1] Save as disclosed above and in the Report of the Compensation committee, no director had any interest in any contract of significance with the Group during the year.

[2] Further details of long-term incentive plans are given in the notes on pages 127 to 129.

[3] Each executive director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOPs. At 31 December 2005, the Company's ESOPs held in total 53,297,356 shares in the Company (2004: 51,657,256 shares). On 24 March 2005, JMS sold 4,115,961 shares to the WPP Group plc UK ESOP (UKESOP) at a price of 617.5p per share and on the same day Sir Martin Sorrell acquired from the UKESOP 2,999,003 shares also at the price of 617.5p per share.

[4] Jeffrey Rosen was appointed to the Board in January 2005, Lubna Olayan was appointed to the Board in March 2005, Mark Read was appointed to the Board in April 2005 and Colin Day was appointed to the Board in July 2005. Beth Axelrod retired from the Board in March 2005.

[5] The above interests do not include the unvested interests of the executive directors in the Performance Share Plan or Restricted Stock Plan.

[6] K Naganuma is a director of Asatsu-DK, which at 4 May 2006 was interested in 31,295,646 shares representing 2.5% of the issued share capital of the Company.

[7] In respect of Sir Martin Sorrell, Howard Paster, Paul Richardson and Mark Read the above interests include investment shares committed to the 2004 and 2005 awards under Renewed LEAP, but do not include matching shares.

[8] Paul Richardson sold 234,824 shares at a price of 614p per share on 23 March 2005. Howard Paster sold 78,032 shares at a price of 623p per share on 8 March 2005 and further gifted 6,700 shares to two US based charities on 6 September 2005.

[9] In the case of Sir Martin Sorrell (through JMS) interests included 1,571,190 and 577,391 phantom options granted in 1993 and 1994 respectively, which were exercised on 23 March 2005, details of which are set out in the table on page 121 and also on page 127. Also included for Sir Martin Sorrell are 4,691,392 shares in respect of the Capital Investment Plan part of which vested in September 2004 and in respect of which 987,742 shares are vested but have not yet been exercised and Sir Martin Sorrell deferred a further 2,649,208 shares until 1 October 2008. Sir Martin Sorrell also exercised rights over 313,976 shares under the Performance Share Plan in March 2005 and sold 1,920,000 on 19 December 2005 at a price of 627.5p per share. In addition, the restricted period on the 178,036 shares which represented Sir Martin's bonus for 2002, and which he received in the form of restricted stock, ended on 27 May 2005.

Option and Phantom Option Awards held by executive directors in the year ended 31 December 2005

	Grant/ Award Date	Exercise price	At 1 Jan 2005 (no. of shares)	Granted (lapsed) 2005 (no. of shares)	Exercised 2005 (no. of shares)	Share price on exercise	Value on exercise (£)	At 30 Dec 2005 (no. of shares)	Share/ADR price 30 Dec 2005[1]	Percent-age of maximum vesting potential	Exercised 2006 (no. of shares)	Share price on exercise	Vaue on exercise (£)
Sir Martin Sorrell[2]	Apr 1993	52.50p	1,571,190	–	1,571,190	617.50p	8,877,224	–	629p	100%		–	–
	Apr 1994	115.00p	577,391	–	577,391	617.50p	2,901,390	–	629p	100%		–	–
H Paster[3]	Sep 1995	154.00p	78,032	–	78,032	623.00p	365,970	–	629p	100%		–	–
	Jun 1996	214.00p	10,688	–	–			10,688	629p	100%	10,688	671p	48,844
	Sep 1997	283.50p	83,499	–	–			83,499	629p	100%	83,499	671p	323,559
	Sep 1998	293.00p	77,180	–	–			77,180	629p	100%	77,180	677p	296,372
	Sep 1999	$46.4750[1]	11,834	–	–			11,834	$54	100%		–	–
	Sep 2000	$63.2625[1]	8,694	–	–			8,694	$54	100%		–	–
	Sep 2001	$35.3800[1]	16,959	–	–			16,959	$54	100%		–	–
	Sep 2002	$33.2000[1]	18,072	–	–			18,072	$54	100%		–	–
M Read[3]	Nov 2003	559.50p	10,615	–	–			10,615	629p	100%		–	–
	Oct 2004	553.50p	9,879	–	–			9,879	629p	100%		–	

Notes

[1] Share price 12 month high/low: 630.5p/534.5p; $60.05/$47.34. Where $ is used in the above table, the awards to the relevant director are in respect of American Depositary Receipts (ADRs).

[2] The two awards shown in respect of Sir Martin Sorrell, relate to phantom option awards made to JMS in 1993 and 1994. The award made in 1993 was in respect of 2,196,190 phantom options. JMS exercised 625,000 of the 1993 phantom options in 1997, leaving 1,571,190 unexercised. The phantom option awards have vested in full. The exercise of the phantom option awards took place on 23 March 2005; under an agreement dated 14 May 2001, the sum received was used by JMS to subscribe for 1,907,468 shares in aggregate.

[3] All option awards were granted prior to becoming an Executive Director.

Restricted Stock Awards

During 2005 Mark Read held the following Restricted Stock awards, all of which were granted prior to his appointment as an executive director:

Grant date	No. of shares awarded	Vesting date
1 Jun 2004	5,515	1 Jun 2006
6 Mar 2005	19,262	6 Mar 2008
10 Mar 2005	4,816	10 Mar 2007

Other Long-Term Incentive Plan awards

Performance Share Plan awards to directors up to and including 31 December 2005[1]

	Grant date	Share price on grant date (p)	At 01.01.05 (no. of shares)	Granted (lapsed) 2005 (no. of shares)	Performance period ends	Vested 06.03.05 (no. of shares)	Share price on vesting/ deferral date (p)	At 31.12.05 (no. of shares)	Value received from vested awards (£)	Percentage of maximum vesting potential (%)
E L Axelrod[2]	02.09.02	473.0	9,601	(4,742)	31.12.03	4,859	623	–	30,272	50
	18.09.02	421.0	52,645	(52,645)	31.12.04	–		–		Nil
	30.04.04[3,4]	556.0	62,190	(62,190)	31.12.05	–		–		–
	30.04.04	556.0	67,535	(67,535)	31.12.06	–		–		–
H Paster	30.04.04[3,4]	556.0	79,150	–	31.12.05	–		79,150		–
	30.04.04	556.0	85,955	–	31.12.06	–		85,955		–
M Read	18.09.02	421.0	4,462	(4,462)	31.12.04	–		–		Nil
	30.04.04	556.0	6,646	–	31.12.06	–		6,646		–
P W G Richardson	29.02.00	1,221.5	6,328	149[5]	31.12.02	6,477	623	–	40,352	69
	28.02.01	812.0	8,571	54[5]	31.12.03	4,339	623	4,286	27,032	50
	18.09.02	421.0	44,617	(44,617)	31.12.04	–		–		Nil
	30.04.04[3,4]	556.0	67,912	–	31.12.05	–		67,912		–
	30.04.04	556.0	92,025	–	31.12.06	–		92,025		–
Sir Martin Sorrell[6]	22.09.99	568.5	186,247	–	31.12.01	186,247	760[7]	–	1,415,477[8]	85
	29.02.00	1,221.5	94,500	–	31.12.02	94,500	474.5[7]	–	448,403[8]	69
	28.02.01	812.0	44,306	–	31.12.03	33,229	548.5[7]	11,077	182,261[8]	50
	18.09.02	421.0	115,319	(115,319)	31.12.04	–	–	–		Nil
	30.04.04[3,4]	556.0	142,615	–	31.12.05	–	–	142,615		–
	30.04.04	556.0	171,779	–	31.12.06	–	–	171,779		–

Notes

[1] Performance conditions: The performance condition relates WPP's Total Shareholder Return (TSR) compared to the TSR results for a comparator group of communications services companies. No vesting takes place if the WPP TSR is below the median TSR result for the comparator group and full vesting occurs if WPP TSR is at least equal to the second highest result within the comparator group. Between these levels, awards vest on a sliding scale according to TSR performance.

No awards were made under the PSP in the year ended 31 December 2005. Details of the comparator groups which apply in respect of different awards are as follows (for companies which subsequently delisted, the date of delisting is shown in brackets). Details of the treatment of delisted companies for the purposes of TSR calculation are set out in note 1 to the table on Renewed LEAP below.

(i) For 2003 and 2004 awards: Aegis Communications Group, Arbitron, Dentsu, Digitas, Grey Global Group (delisted March 2005), Gfk, Havas Advertising, Ipsos, Omnicom, Publicis, Taylor Nelson Sofres, Interpublic and VNU.

(ii) For 2002 awards: Aegis Communications Group, Cordiant Communications (delisted July 2003), Grey Global Group (delisted March 2005), Havas Advertising, Omnicom, Publicis, Taylor Nelson Sofres and Interpublic.

(iii) For 2001 awards, in addition to those listed at (ii): True North Communications (delisted June 2002).

(iv) For 2000 awards, in addition to those listed at (ii) and (iii): AC Nielsen (delisted February 2001), Saatchi & Saatchi (delisted September 2000) and Young & Rubicam (delisted October 2000).

[2] Beth Axelrod, who resigned in March 2005, had vested rights under the Performance Share Plan, all of which lapsed upon her ceasing to be an employee of the Group except the 4,859 shares from the 2001-2003 PSP which had already vested and were sold.

[3] Following the calculation of TSR for WPP and the comparator group, the awards with the performance period ending 31 December 2005 have since lapsed.

[4] On 30 April 2004, awards were made to Beth Axelrod, Howard Paster, Paul Richardson and Sir Martin Sorrell in respect of period 2003-2005.

[5] These shares represent dividends received in respect of restricted stock where the performance conditions have been satisfied, and the dividends have been reinvested in the acquisition of further ordinary shares or ADRs.

[6] Sir Martin Sorrell deferred the vesting of 93,123 shares due to vest in 2002, 93,812 shares due to vest in 2003 and 92,340 shares due to vest in 2004, which would otherwise have been due to him under PSP. These awards together with 34,701 shares which vested in March 2005 were exercised on 23 March 2005.

[7] The rules required that the value of the award was determined by reference to the value on the deferral date.

[8] The value received from vested awards does not include amounts paid in respect of dividends accrued on awards that Sir Martin Sorrell deferred in 2002, 2003 and 2004.

Renewed Leadership Equity Acquisition Plan

			At median level of performance			At maximum level of performance		
Name	Grant/ award date	Share units (ADRs/ Ords)[1]	Number of matching units at 01.01.05[2]	Granted/ (lapsed) units	Number of matching units at 31.12.05	Number of matching units at 01.01.05[2]	Granted/ (lapsed) units	Number of matching units at 31.12.05
E L Axelrod[3]	28.10.04	ADRs	7,423	(7,423)	–	24,744	(24,744)	–
H Paster	28.10.04	ADRs	7,423		7,423	24,744		24,744
	15.12.05	ADRs		9,141	9,141		30,470	30,470
M Read	15.12.05	Ords		15,255	15,255		50,850	50,850
P W G Richardson	28.10.04	Ords	37,168		37,168	123,892		123,892
	15.12.05	Ords		122,037	122,037		406,790	406,790
Sir Martin Sorrell	28.10.04	Ords	1,238,899		1,238,899	4,129,664		4,129,664
	15.12.05	Ords		305,091	305,091		1,016,970	1,016,970

Notes

[1] One ADR is the equivalent of five Ordinary Shares.

[2] All awards shown in the above table, are dependent on WPP's TSR performance against a comparator group over the relevant performance period and maintenance of a participant's holding of Investment Shares and continued employment throughout the Investment Period. The comparator group for the award made in 2004 comprises of Aegis, Arbitron, Dentsu, Digitas, Gfk, Grey Advertising, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis, Taylor Nelson Sofres and VNU. The comparator group for the award made in 2005 remained the same with the exception of the removal of Digitas and Grey Advertising. Where a company delists during the performance period, the committee deem this to be a disposal and the proceeds are treated as being reinvested in the stock of the remaining companies.¶

[3] The award to Beth Axelrod lapsed on her resignation on 24 March 2005.



US-style proxy disclosures – information not subject to audit

Compensation of executive officers

The information contained in the following three tables sets out the compensation details for the Group chief executive and each of the other four most highly compensated executive officers in the Group as at 31 December 2005 (the 'executive officers'). The information is in addition to the disclosure required under UK legislation and regulations. As used in this section, the 'executive officers' are deemed to include executive directors of the Company, or an executive who served as the chief executive officer of one of the Group's major operating companies.

This information covers compensation for services rendered in all capacities and paid in the financial year ended 31 December 2005 and in the previous two financial years in a format similar to a US-style proxy. Incentive compensation paid in 2006 for performance in 2005 and previous years is not included in these tables. The bonus payments referred to below are payments made in 2005, 2004 and 2003 under the short-term incentive awards for performance in 2004, 2003 and 2002 respectively.

Summary compensation table[1]

		Annual compensation			Long-term compensation		
					Awards	Payouts	
	Year	Salary $000	Bonus[2] $000	Other annual compen-sation[3] $000	Share option SARs and phantom[4] ADR no.	LTIP Payments[5] $000	All other compen-sation[6] $000
Sir Martin Sorrell[9] – Group chief executive	2005	1,562	2,827	45	–	5,699[10]	625
	2004	1,539	2,309	46	–	30,640	603
	2003	1,374	–	40	–	–	1,733
S Lazarus – Chairman/Chief executive officer Ogilvy & Mather Worldwide	2005	850	951[8]	55	–	675	648
	2004	850	757[7]	37	65,501	9,599	648
	2003	850	906[7]	36	63,805	502	648
A Fudge – Chairman/Chief executive officer Young & Rubicam	2005	800	596	28	–	–	9
	2004	800	–	27	15,748	–	5
	2003	800	–	25	16,874	–	3
P W G Richardson – Group finance director	2005	841	509	165	–	123	164
	2004	800	454	177	–	2,952	165
	2003	731	164	159	–	251	120
I Gotlieb – Chairman/Chief executive officer GroupM	2005	750	684	16	–	2,789	38
	2004	750	613	16	14,763	971	38
	2003	750	536	16	15,819	506	38

Notes

[1] Amounts paid in sterling have been converted into US dollars using the following annual average exchange rates; 2005: $1.8189/£; 2004: $1.8326/£; and 2003: $1.6356/£. This can give rise to small fluctuations year on year.

[2] Represents short-term incentive awards paid during calendar years 2005, 2004 and 2003 in respect of the prior year's incentive plans.

[3] Includes the value of company cars, club memberships, executive health and other benefits, supplemental executive life insurance.

[4] As used in this report, the term 'phantom ADRs/shares' (as used in the UK) and the term 'free-standing SARs' (as used in the US) are interchangeable.

[5] Includes value of payments made under the PSP and LTIP in stock and cash. For the year 2004, these figures also include the value of matching shares vesting under Original LEAP. In the case of Sir Martin Sorrell $30,640k; Shelly Lazarus $9,026k; and Paul Richardson $2,730k.

[6] Includes accruals during each calendar year under consideration, under defined contribution retirement and defined benefit retirement arrangements.

[7] Includes a guaranteed bonus of $150k.

[8] *Includes a guaranteed bonus of $250k.*

[9] This includes the value of 178,036 shares which represented Sir Martin Sorrell's bonus for 2002 and which he received in the form of restricted stock, in respect of which the restricted period ended on 27 May 2005.

[10] This includes the value received from revised awards paid in respect of dividends accrued on Sir Martin Sorrell's PSP awards deferred in 2002, 2003 and 2004.

Stock option, SAR and phantom stock exercises in last financial year and final year-end share option, SAR and phantom stock values

	Ordinary Share Equivalents acquired upon exercise	Market Value at exercise date ($)	Ordinary Share Equivalent Vested Shares	Ordinary Share Equivalent Unvested Shares	Value of Vested Shares 12/30/05 ($)	Value of Unvested Shares 12/30/05 ($)
Sir Martin Sorrell	2,148,581	22,073,123	987,742[2]	2,649,208[3]	8,640,948	23,175,756
S Lazarus	–	–	91,440	1,493,025	137,617	3,668,671
A Fudge	–	–	0	243,065	0	425,125
P W G Richardson	–	–	–	–	–	–
I Gotlieb	–	–	484,130	378,810	728,616	1,091,233

[1] The value is calculated by subtracting the exercise price from the fair market value of the Company's ordinary shares on 30 December 2005, namely 629p, or the value of WPP's ADRs, namely $54, and using an exchange rate of $1.7187/£1.

[2] Comprising an option over 987,742 ordinary shares following partial deferral of the award under the Capital Investment Plan on 1 September 2004.

[3] Deferred stock arising out of the deferral of the award under the Capital Investment Plan on 1 September 2004.

Long-term incentive plan grants in relation to 2005

			Estimated future payouts		
	Plan	Performance period	Threshold Units	Target Units[2]	Maximum Units
Sir Martin Sorrell	Renewed LEAP[1]	2005 – 2009	–	61,019	203,395
S Lazarus	Renewed LEAP	2005 – 2009	–	24,375	81,250
A Fudge	Renewed LEAP	2005 – 2009	–	18,281	60,935
P W G Richardson	Renewed LEAP[1]	2005 – 2009	–	24,408	81,360
I Gotlieb	Renewed LEAP	2005 – 2009	–	9,141	30,470

[1] Actual awards were made over ordinary shares but are shown here as ADRs for ease of comparison.

[2] Target units calculated on the basis of 1.5 matching shares for each investment share committed to Renewed LEAP and maximum units of 5 matching shares for each investment share.

ADR/share price at year end and during the year

	30 December 2005*	12 month high	12 month low
ADR	$54.000	$60.050	$47.340
Ordinary	629p	630.5p	534.5p

* December 31st was a Saturday.



Stanley (Bud) Morten
Chairman of the Compensation committee
on behalf of the Board of Directors of WPP Group plc
11 May 2006

Operating & financial review



Competitive performance

Our Media investment management businesses continue to show strong growth, along with direct, internet and interactive and Healthcare communications. Direct, internet and interactive-related activities now account for over 15% of the Group's revenues, which are running at the rate of over $10 billion per annum. Brand advertising, particularly in the new faster-growing markets, along with Information, insight & consultancy and Branding & identity, Healthcare and Specialist communications, show consistent growth. Public relations & public affairs also continues to show significant improvement over last year, following a strong year in 2004. Media investment management and Information, insight & consultancy combined, grew by almost 10% in the year.

The Group completed the acquisition of Grey Global Group, Inc ('Grey') on 7 March 2005. Grey has been consolidated into the results of the Group from that date.

Estimated net new billings of £2.8 billion ($5.2 billion) were won last year, reflecting in part strong media investment management new business.

In these circumstances there is no reason to believe that the Group cannot achieve margin targets of 14.5% in 2006 and 15.0% in 2007. Budgets for 2006 include this operating margin target. Neither is there any reason why operating margins could not be improved beyond this level by continued focus on revenue growth and careful husbandry of costs. Our ultimate objective continues to be to achieve a 19% margin over a period of time and to improve the return on capital employed.

Revenue per head[2]
£000

WPP	05	75.8
	04	74.4
Advertising and Media investment management	05	68.4
	04	67.5
Omnicom[1]	05	93.7
	04	89.0
IPG[1]	05	79.6
	04	80.0

Headline PBIT[3] margins
%

WPP	05	14.0
	04	13.0
Advertising and Media investment management	05	15.5
	04	14.9
Omnicom[1]	05	13.3
	04	12.9
IPG[1]	05	0.2
	04	3.6

Notes

[1] The figures above for Omnicom and IPG (The Interpublic Group) have been derived from their respective 10-K filings with the SEC. As both these companies report under US GAAP, the above figures should be read as indicative of their financial performance as they are not directly comparable with WPP's IFRS reporting. Additionally, adjustments have been made to conform the reported results of these companies to a presentation that is comparable – as far as the information disclosed in the Company's 10-K filings allows – to that of WPP.

[2] Revenue per head has been calculated as reported revenue divided by the average number of employees in the relevant year. For Omnicom and IPG, who do not report average headcount in their 10-K filings, it has been estimated as the average of opening and closing headcount for the year. Additionally, revenue for these US dollar-reporting companies has been converted into sterling using the average exchange rates shown on page150.

[3] The calculation of Headline PBIT is set out in note 32 of the financial statements.

Geographic performance

On a constant currency basis, all regions showed double-digit revenue growth, with the Group at almost 23%. Like-for-like growth was 5.5%.

The US continues to grow, with like-for-like growth of almost 6%, up slightly on the first half. Latin America remains the fastest-growing region, as it was in 2004.

Asia Pacific remains strong across the region, with China and India leading the way, with like-for-like growth rates of 23% and almost 15% respectively, an acceleration of the growth seen in the first half.

Western Continental Europe, although relatively more difficult, improved slightly in the second half. The UK was softer in the latter part of the year, reflecting weakness in the economy. As seen in the first half, rates of growth in Europe continue to be two-paced, with Western Continental Europe remaining softer and Central and Eastern Europe, Russia and the CIS countries, in particular, more buoyant.

Constant currency[†] revenue growth
%

North America	05	**25.9**
	04	9.7
UK	05	**10.9**
	04	9.6
Continental Europe	05	**23.0**
	04	7.6
Asia Pacific, Latin America, Africa & Middle East	05	**27.4**
	04	23.7

[†] See definition on page 184.

Headline PBIT[1] margins by geography
%

North America	05	**16.6**
	04	15.2
UK	05	**10.5**
	04	10.4
Continental Europe	05	**12.5**
	04	11.3
Asia Pacific, Latin America, Africa & Middle East	05	**13.7**
	04	13.4

Revenue by geography
£m


North America
UK
Continental Europe
Asia Pacific, Latin America,
Africa & Middle East
6,000
5,000
4,000
3,000
2,000
1,000
0
01
02
03
04
05

Notes
[1] The calculation of Headline PBIT is set out in note 32 of the financial statements.

Advertising and Media investment management

In constant currencies, Advertising and Media investment management revenue grew by almost 29%. Like-for-like revenue growth was well over 4%. The combined operating margin of this sector was over 15%.

In 2005, Ogilvy & Mather Worldwide generated estimated net new billings of £87 million ($161 million), JWT £117 million ($216 million), Y&R Advertising £152 million ($280 million) and Grey Worldwide £398 million ($735 million).

Also in 2005, MindShare, Mediaedge:cia and MediaCom generated estimated net new billings of £1.6 billion ($2.9 billion).

Information, insight & consultancy

On a constant currency basis, Information, insight and consultancy revenues grew over 7%, with like-for-like revenues up over 6%. Overall margins improved by 1.1 margin points to over 10%.

Strong performances were recorded by Millward Brown (Greenfield Consulting Group, MaPs and Dynamic Logic in the US, France, Germany, Spain, Poland, Centrum in the Netherlands, Hong Kong, Taiwan, Singapore, Firefly in Thailand, the Philippines, Mexico, Brazil and Colombia); BMRB International in the UK, KMR Group, Research International (in the US, France, the Netherlands, Spain, SIFO in Sweden and Norway, South Africa, Brazil, Hong Kong, Indonesia and Australia); Center Partners and Ziment in the US, IMRB in India, Lightspeed Research in the US and Asia, Da Vinci in the US, Added Value/icon in the UK, Italy, Spain, Japan and India.

Public relations & public affairs

Public relations and public affairs continued its recovery with constant currency growth of almost 19% and like-for-like growth of well over 7%. Particularly strong were Cohn & Wolfe, Ogilvy Public Relations Worldwide, Hill & Knowlton, Penn, Schoen & Berland in the US and Buchanan Communications in the UK.

Operating margins continued to improve and are now at 14%, an improvement of over 0.8 margin points on a constant currency basis.

Constant currency† revenue growth
%

Advertising and Media investment management	05	**28.6**
	04	10.8
Information, insight & consultancy	05	**7.3**
	04	11.5
Public relations & public affairs	05	**18.7**
	04	6.5
Branding & identity, Healthcare and Specialist communications	05	**24.7**
	04	14.6

† See definition on page 184.

Headline PBIT[1] margins by sector
%

Advertising and Media investment management	05	**15.5**
	04	14.9
Information, insight & consultancy	05	**10.3**
	04	8.9
Public relations & public affairs	05	**14.1**
	04	13.1
Branding & identity, Healthcare and Specialist communications	05	**13.6**
	04	12.5

Revenue by sector
£m


Advertising and Media investment management
Information, insight & consultancy
Public relations & public affairs
Branding & identity, Healthcare and Specialist communications
6,000
5,000
4,000
3,000
2,000
1,000
0
01
02
03
04
05

Notes
[1] The calculation of Headline PBIT is set out in note 32 of the financial statements.

Branding & identity, Healthcare and Specialist communications

The Group's Branding & identity, Healthcare and Specialist communications revenues rose by almost 25%. Like-for-like revenues rose by over 6%. Operating margins were up 1.2 margin points. The Group's healthcare and direct, internet and interactive businesses showed particularly strong revenue growth.

Several companies performed particularly well:

- In Branding & identity – Landor Associates in Cincinnati in the US, the UK, Germany, Dubai, Mexico, Japan, Hong Kong and Australia; Enterprise IG in the UK, Germany, France and Dubai; Fitch in Phoenix and Seattle in the US, the UK, Peclers in France and Qatar.
- In Healthcare communications – Sudler & Hennessey in the US including HealthAnswers Education, Market Force Communications and Toronto in Canada, the UK, Germany and Australia; in Grey Healthcare Group in the US, the UK, France and Germany; in Ogilvy Healthworld in Medical Education in the US and Germany.
- In promotion and direct marketing – OgilvyOne (in New York, Minneapolis, San Francisco and Eicoff in the US, and also in Canada, the UK, Italy and Brazil); 141 Worldwide (in Chicago and Boomerang in the US, the UK, Brazil, Mexico, China and Korea); Wunderman (in RTC, Chicago and San Francisco in the US, the UK, the Automotive Group in the UK, France, Germany, Italy, Greece, Argentina, Mexico, China, Thailand, Singapore and Australia).
- In specialist marketing resources – VML and Pace in the US and EWA, Metro, BDGworkfutures and PSM in the UK.

Manufacturing

Revenues and profits at the Group's manufacturing division were down in 2005.

Review of operations

The Group's financial performance in the year more than mirrored the continuing steady strength in economic conditions across the globe, with even the weakest region, Western Continental Europe, picking up in the second half.

2005, the softest year of the quadrennial 2005-2008 cycle, was surprisingly strong. With no special political or sporting events to speak of, 2005 reflected the steady growth seen throughout the world, with three geographical speeds – fastest in Asia Pacific, Latin America, Africa, the Middle East and Eastern Europe; a steady speed in the US; and slower speed in Western Europe.

2005 also marked continued client focus on top-line growth, as corporate profitability, margins and liquidity continued to improve significantly. Corporate profitability remains at historically high levels on both sides of the Atlantic. This resulted in unprecedented levels of new business activity, which have continued into 2006.

Network television price inflation and declining audiences, fragmentation of traditional media and rapid development of new technologies continued to drive experimentation by our clients in new media and non-traditional alternatives. 1998 was really the first year when WPP's marketing services activities represented over 50% of Group revenue. In 2004 these activities represented almost 54% of Group revenue. In 2005 they represented 52%, as media investment management was again the fastest-growing part of our business, following major success in winning media planning and buying consolidations, and the first-time inclusion of Grey Worldwide and MediaCom. In addition, in 2005, our narrowly defined internet-related revenue was almost $500 million or over 5% of our worldwide reported revenue. This is in line with 4-5% for online media's share of total advertising spend in the US and approximately 4% share worldwide. The new media continue to build their share of client spending.

Adoption of IFRS

The Group's 2005 consolidated financial statements have been prepared under IFRS (International Financial Reporting Standards, incorporating International Accounting Standards), which were adopted with effect from 1 January 2004, with the exception of IAS 39 'Financial Instruments: Recognition and Measurement' and IAS 32 'Financial Instruments: Disclosure and Presentation'. As a result of continued amendments to IAS 39 the Group decided not to implement this standard for statutory reporting from 1 January 2004. As a result the Group has taken advantage of the option in IFRS 1 'First-time adoption of International Financial Reporting Standards' to implement IAS 39, together with IAS 32, from 1 January 2005 without restating its 2004 income statement and balance sheet.

Reconciliation to 2004 UK GAAP

Note 32 of the financial statements reconciles IFRS to 2004 UK GAAP in respect of the results for 2005. 2004 UK GAAP means UK Generally Accepted Accounting Principles extant in respect of 2004 – the basis of preparation of the Group's consolidated financial statements for the year ended 31 December 2004, as previously reported, prior to the implementation of IFRS.

The principal reasons for the differences in headline PBIT and operating margin are twofold. First, additional charges for share-based payments, of £32.4 million, largely reflecting the cost of options on a fully-retrospective basis, with an impact on operating margins of 0.6 margin points. Secondly, accounting for associates, which reflects the deduction of tax from income from associates, previously included in taxation, amounting to £20.1 million and impacting operating margins by 0.4 margin points.

Group financial performance

Turnover (billings) was up over 36% at £26.674 billion. Reportable revenue was up 25% to £5.374 billion. Revenue including associates (on a 100% basis) is estimated to total over £6.5 billion.

Headline PBIT or profit pre-goodwill impairment, amortisation of acquired intangibles, interest, tax and investment gains and write-downs was up almost 35% to £754.8 million from £560.2 million and up over 31% in constant currencies. Reported profit before interest and tax was up 36% to £686.7 million from £505.0 million and up over 32% in constant currencies. Headline profit before tax or profit pre-goodwill impairment, amortisation of acquired intangibles, investment gains and write-downs, revaluation of financial instruments and tax was up over 36% to £669.0 million from £489.6 million and up over 32% in constant currencies.

Net interest payable and similar charges was £94.7 million up from £70.6 million last year, an increase of £24.1 million, largely reflecting additional charges under IFRS of £22.7m, relating to the treatment of convertible bonds and revaluation of financial instruments (2004-nil). The remaining increase of £1.4 million reflects higher interest rates, offset by the impact of improved liquidity as a result of a reduction in working capital.

Reported profit before tax rose by 36.3% to £592.0 million, well over $1 billion, for the first time and up almost 32% in constant currencies. Diluted earnings per share rose by almost 27% to 29.7p and up over 22% in constant currencies.

The Group's tax rate on headline profits was 29%, an increase of 1.4 percentage points over 2004, reflecting the continuing positive impact of the Group's tax planning initiatives, more than offset by the impact of Grey, which had a tax rate on acquisition in excess of 45%.

Diluted headline earnings per share were up 29% at 36.0p. In constant currency, earnings per share on the same basis were up over 25%.

The Board recommends an increase of 20% in the final dividend to 6.34p per share, making a total of 9.34p per share for 2005, a 20% increase over 2004. The record date for this dividend is 2 June 2006, payable on 3 July 2006. The dividend for 2005 is over four times covered by headline earnings.

Operating margins

Headline operating margin (including income from associates) increased a full margin point to a record 14.0% from 13.0%, ahead of the revised target set in August 2005 of 13.7%. Our target at the beginning of 2005 was 13.2%. The margin achieved in 2005 is equivalent to an operating margin of 15.0% under 2004 UK GAAP, which surpasses the previous record operating margin of 14.5% in 2000.

Reported operating costs including direct costs (but excluding goodwill impairment, amortisation of acquired intangibles and investment gains and write-downs), rose by over 23% and by over 21% in constant currency. Like-for-like total operating and direct costs rose over 4%. Reported staff costs, excluding incentives (which includes the cost of share-based compensation), were up over 26%. Incentive payments (including the cost of share-based compensation) totalled £227.6 million (£189.5 million in 2004), an increase of over 20%, which represents 24.0% (26.3% in 2004) of operating profit before bonuses, taxes and income from associates. Before these incentive payments, operating margins increased by 0.9 margin points to 18.3% from 17.4%. On a reported basis, the Group's staff cost to gross margin ratio was flat with last year at 62.1%.

Part of the Group's strategy is to continue to increase variable staff costs as a proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues. In the 1990s, variable staff costs as a proportion of total staff costs increased, reaching a peak of 12.1% in 2000. The impact of the recession in 2001 and 2002 was to reduce this ratio to 9.2% and variable staff costs as a proportion of revenue to 5.3% (calculated under 2004 UK GAAP). In 2004, following the significant improvement in pre-bonus operating profit and incentives, variable staff costs as a proportion of staff costs increased further. There was a slight deterioration in 2005, with the ratio declining by 0.4 percentage points, to 12.8% (under IFRS – which includes 1.0 percentage points attributable to share-based compensation).

The task of improving property utilisation continues to be a priority with a portfolio of approximately 18 million square feet worldwide. In December 2002, establishment cost as a percentage of revenue was 8.4%, with a goal of reducing this ratio to 7.0% in the medium term. At the end of 2004 the establishment cost to revenue ratio reduced to 7.6% and by December 2005 this ratio improved further to 7.2%, driven by better utilisation and higher revenues. There should be further opportunities to improve utilisation in the future, as the 3.2 million square feet of property within Grey is integrated into the portfolio.

Like-for-like performance

On a constant currency basis, revenue was up almost 23% and gross profit up almost 24%. Like-for-like revenues, excluding the impact of acquisitions and on a constant currency basis, were up 5.5%. Like-for-like revenues were up 6% in the first half of 2005 and up 5% in the second half, continuing the strong organic growth of almost 6% in the second half of 2004.

Headcount

The number of people in the Group averaged 70,936 against 57,788 in 2004, an increase of 22.8%. On a like-for-like basis, average headcount was up to 70,936 from 67,439, an increase of 5.2%. At the end of 2005, staff numbers were 74,631 compared with 71,624 at the end of 2004 on a like-for-like basis, an increase of 4.2%. Including all employees of associated undertakings, staff numbers were approximately 92,000 at 31 December 2005.

Acquisitions and start-ups

In 2005, in addition to the completion of the acquisition of Grey, the Group continued to make small to medium-sized acquisitions or investments in high-growth geographical or functional areas. The net initial cost of all acquisitions was £378 million in cash, in Advertising and Media investment management in the US, the UK, Denmark, the Netherlands, Spain, Russia, Israel, Argentina, Hong Kong and Australia; in Information, insight & consultancy in the US, the UK, Poland, China, Hong Kong, Korea and New Zealand; in Public relations & public affairs in the US, Denmark, Bahrain, Argentina, China and Australia; in Healthcare communications in the US, the Netherlands and Switzerland and in direct, internet & interactive in the US.

Parent company initiatives

Increasingly, WPP is concentrating on its mission of the "management of the imagination", and ensuring it is a big company with the heart and mind of a small one. To aid the achievement of this objective and to develop the benefits of membership in the Group for both clients and our people, the parent company continues to develop its activities in the areas of human resources, property, procurement, information technology and practice development. Ten practice areas which span all our brands have been developed initially in media investment management, healthcare, privatisation, new technologies, new faster-growing markets, internal communications, retail, entertainment and media, financial services and hi-tech and telecommunications.

Treasury activities

Treasury activity is managed centrally, from the parent company's London, New York and Hong Kong offices, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of directors and subject to regular review and audit.

The Group's interest rate management policy recognises that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

Its principal borrowing currencies are US dollars, pounds sterling and euros. Borrowings in these currencies represented 76% of the Group's gross indebtedness at 31 December 2005 (at $1,089 million, £168 million and €948 million) and 80% of the Group's average gross debt during the course of 2005 (at $1,759 million, £190 million and €966 million). Including the effect of interest rate and cross currency swaps, 93% of the year-end US dollar net debt is at fixed rates averaging 5.08% for an average period of 97 months; 62% of the GBP net debt is at a fixed rate of -2.23% (including the effect of the redemption premium on the £450 million 2% convertible bonds) for an average period of 16 months; and 16% of the euro net debt is at fixed rates averaging 8.27% for an average period of 32 months.

Other than fixed rate debt, the Group's other fixed rates are achieved principally through interest rate swaps with the Group's bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2005, no forward rate agreements or interest rate caps were outstanding.

These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group's borrowing and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

An analysis of the debt and fixed rate maturities is shown in note 11 of the financial statements on pages 156 and 157.

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net borrowing levels and debt maturities are closely monitored.

Targets for average net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group's major operations.

The Group's significant international operations give rise to an exposure to changes in foreign exchange rates. The Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or 'functional') currencies of its main operating units. The majority of the Group's debt is therefore denominated in US dollars and euros, as these are the predominant currencies of revenues.

The Group's operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures. Any significant cross-border trading exposures are hedged by the use of forward foreign exchange contracts. There were no such material contracts in place at 31 December 2005. No speculative foreign exchange trading is undertaken.

Cash flow and balance sheet

Net debt averaged £1,212 million in 2005, up £129 million against £1,083 million in 2004 (up £132 million at 2005 exchange rates). With an equity market capitalisation at 31 March 2006 of approximately £8.7 billion, and average net debt in the first quarter of 2006 of £1.0 billion, this would give a total enterprise value of approximately £9.7 billion.

Cash flow strengthened as a result of improved working capital management and cash flow from operations. In 2005, operating profit before goodwill impairment, amortisation of acquired intangible assets and charges for non-cash-based incentive plans was £794 million, capital expenditure £171 million, depreciation £122 million, tax paid £136 million, interest and similar charges paid £60 million and other net cash inflows of £16 million. Free cash flow available for debt repayment, acquisitions, share buybacks and dividends was therefore £565 million. This free cash flow was partially absorbed by £508 million in net acquisition payments and investments, share repurchases and cancellations of £152 million and dividends of £100 million. This resulted in a net outflow of £195 million. The objective introduced in 2003 of covering outgoings by free cash flow was achieved, excluding the net cash element of the acquisition of Grey.

Your Board continues to examine ways of deploying its substantial cash flow of almost £600 million or over $1 billion per annum to enhance share owner value. As necessary capital expenditure is expected to remain equal to or less than the depreciation charge in the long term, the Company has concentrated on examining potential acquisitions and on returning excess capital to share owners in the form of dividends or share buybacks.

Last year, 25.4 million ordinary shares (of which 21.3 million were cancelled) or 2% of the share capital were repurchased at a total cost of £152 million and average price of £5.99 per share.

As noted above, your Board has decided to increase the final dividend by 20% to 6.34p per share, taking the full year dividend to 9.34p per share which is over four times covered, at the headline earnings level. In addition, as the return on capital criteria for investing in cash acquisitions have been raised, particularly in the US, the Company will continue to commit to repurchasing up to 2% of its share base in the open market at an approximate cost of £150 million, when market conditions are appropriate. Such annual rolling share repurchases are believed to have a more significant impact in improving share owner value than sporadic buy-backs.

At 31 December 2005, net assets of £3,986 million compared with £3,066 million in 2004.



2005 cash flow
£m
Free cash flow[1] £565m
16 Other
122 Depreciation
72 Goodwill/acquired intangibles impairment and amortisation
69 Charges for non-cash share-based incentive plans
653 Operating profit
60 Net interest
171 Capital expenditure
136 Tax
Cash in
Cash out



2004 cash flow
£m
Free cash flow[1] £466m
23 Other
103 Depreciation
53 Goodwill/acquired intangibles impairment and amortisation
59 Charges for non-cash share based incentive plans
476 Operating profit
51 Net interest
96 Capital expenditure
101 Tax
Cash in
Cash out

Note
[1] The calculation of free cash flow is set out in note 32 of the financial statements.

New corporate structure

Following approval by share owners at an Extraordinary General Meeting on 26 September 2005, and after obtaining Court approval, the Group's corporate structure was changed in October 2005. This primarily involved the introduction of a new parent undertaking in the UK. This reorganisation resulted in the creation of more than £5 billion of additional distributable reserves, which the Board considers necessary to cater for likely requirements for dividends and share repurchases in the medium to long term.

Pensions funding

The Group's pension deficit was £231.4 million as at 31 December 2005, compared to £202.3 million as at 31 December 2004. The pension deficit increase is due to increases in North America and Continental Europe. These increases are principally due to newly acquired unfunded plans (through the acquisition of Grey) and the reclassification of various existing unfunded arrangements from defined contribution to defined benefit provision following a reassessment of the terms of these arrangements in 2005. Also, in the UK, the discount rate decreased from 5.3% to 4.7% due to the lower yields available on high-quality UK corporate debt.

Most of the Group's pension scheme assets are held by its schemes in the UK and North America. In the UK, the forecasted weighted average return on assets decreased from 5.7% as at 31 December 2004 to 5.2% as at 31 December 2005, and in North America, the forecasted weighted average return decreased from 6.9% to 6.7%, principally due to decreases in expected rates of return on corporate bonds.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. Our advisors indicate that further average cash contributions of approximately £11-12 million per annum would be necessary to fully fund all funded pension schemes over the remaining expected funding period.

Future prospects

Including associates, the Group had over 92,000 full-time people in over 2,000 offices in 106 countries at the year end. It services over 300 of the Fortune Global 500 companies, over one-half of NASDAQ 100, over 30 of the Fortune e-50, and over 390 national or multinational clients in three or more disciplines. More than 270 clients are served in four disciplines and these clients account for around 60% of Group revenues. The Group also works with nearly 220 clients in six or more countries.

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. The Group estimates that well over 35% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. New integration mechanisms, sensitive to global and local opportunities, including WPP Global Client Leaders and Country Managers, continue to be developed. There is an increasing number of major client creative and integration opportunities at a Group level.

The world economy continued to grow in 2005, after the recovery in 2003 and 2004, driven by the US, Asia Pacific, Latin America, the Middle East, Russia and the CIS countries. As a result, your Company has performed at record levels. While like-for-like revenues have grown beyond market expectations, like-for-like average headcount has grown less.

Following this productivity improvement, the Group's margins at both the pre- and post-incentive levels have improved significantly. In addition, given improved levels of operating profit and margin, incentive pools and variable staff costs are now at record levels. This will improve operational gearing and flexibility in 2006 and beyond.

As usual, the budgets for 2006 have been prepared on a prudent basis, largely excluding new business, particularly in advertising and media investment management. They predict improvements in like-for-like revenues in the range of 4%, with balanced growth in the first and second half of the year. They also indicate marketing services revenues growing faster than advertising and media investment management.

In the first quarter of 2006 reported revenues rose by over 23%. Constant currency revenues were up 18%. Currency fluctuations accounted for just over 5% of the Group's revenue growth in the first quarter, principally due to the strength of the US dollar against sterling. On a like-for-like basis, excluding acquisitions and currency fluctuations, revenues were up almost 5%.

Net new business billings of £1.3 billion ($2.3 billion) were won during the first quarter of 2006. This marks the highest net new business won by the Group for a first quarter.

Net debt at 31 March 2006 was £1,216 million, compared with £1,261 million at 31 March 2005 (at constant exchange rates). Average net debt in the first quarter of 2006 was £1,043 million compared to £828 million in 2005, at 2006 exchange rates. In the 12 months to 31 March 2006, the Group's free cash flow was £745 million. Over the same period, the Group's capital expenditure, acquisitions, share repurchases and dividends were £783 million.

Worldwide economic conditions seem set to continue to show steady growth in 2006, although concerns remain over the Middle East, oil and commodity prices and the twin deficits of the US economy. This year's prospects, therefore, look okay, with worldwide advertising and marketing services spending set to rise by at least 4% with your company expected to grow 4-5% and therefore increasing share. Although growth in the world economy continues to be led by Asia Pacific, Latin America, Africa and the Middle East, Russia and the CIS countries, even Western Continental Europe may continue the improvement seen in the second half of 2005, although the UK looks soft.

2006 should benefit from the mini-quadrennial impact of the mid-term US Congressional elections, the FIFA World Cup and the Turin Winter Olympics.

2007 should also benefit from the build-up to the US Presidential Elections and the Beijing Olympics in 2008, which, as a maxi-quadrennial year, should be a very strong one, buoyed by those events plus heavy US political advertising and the European Football Championships.

In the short term, growth in advertising and marketing services expenditure may remain low to medium single-digit territory, given the low inflationary environment, concentrating distribution and consequent lack of pricing power. In this climate, procurement pressure continues (but not in new media) and the significant proportion of fee remuneration dampens revenue growth on cyclical upturns (and moderates on downturns). However, there continue to be significant opportunities in the area of outsourcing clients' marketing activities, consolidating client budgets and capitalising on competitive weaknesses. In addition, spending amongst the packaged goods, pharmaceutical, oil and energy, government (the government continues to be one of the largest advertisers in the UK market) and price-value retail sectors, which remained relatively resilient in the recession of 2001 and 2002, have been buttressed by increased activity in previously recession-affected sectors like technology, financial services, media and entertainment and telecommunications.

In the long term, the outlook appears very favourable. Overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the continued strength of the US economy and the need to influence distribution, underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly. Moreover, the growth of the BRICs (Brazil, Russia, India and China) economies, will add significant opportunities in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe. Advertising and marketing services expenditure as a proportion of gross national products should resume its growth and bust through the cyclical high established in 2000.

Given these short-term and long-term trends, your Company has three strategic priorities. In the short term, having weathered the recession, to capitalise on the 2004 and 2005 up-turn; in the medium term, to continue to successfully integrate acquired companies; and finally, in the long term, to continue to develop its businesses in the faster-growing geographical areas of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, and in the faster-growing functional areas of marketing services, particularly direct, internet, interactive and market research.

Incentive plans for 2006 will again focus more on operating profit growth than historically, in order to stimulate top-line growth, although objectives will continue to include operating margin improvement, improvement in staff costs to revenue ratios and qualitative Group objectives, including co-ordination, talent management and succession planning.

Paul Richardson
Group finance director

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the 'Reform Act'), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.



Our 2005 financial statements



Accounting policies

The consolidated financial statements of WPP Group plc (the Group) for the year ended 31 December 2005 have been prepared in accordance with International Financial Reporting Standards, incorporating International Accounting Standards (IFRS) as issued by the International Accounting Standards Board. The consolidated financial statements have also been prepared in accordance with IFRSs adopted for use in the European Union (EU) and therefore comply with Article 4 of the EU IAS Regulation.

The disclosures required by IFRS 1 (First-time Adoption of International Financial Reporting) concerning the transition from applicable accounting standards in the United Kingdom (UK GAAP) to IFRS are shown on pages 172 to 176.

A summary of the Group's principal accounting policies, which have been applied consistently throughout the year is set out below.

IFRS 1 exemptions

IFRS 1 allows a number of exemptions from the full requirements of IFRS for those companies adopting IFRS for the first time. The Group has taken advantage of certain of these exemptions as follows:

Financial instruments

The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 32 (Financial Instruments: Disclosure and Presentation) in respect of the year ended 31 December 2004. UK GAAP has continued to be applied in accounting for financial instruments in this period. The Group has adopted IAS 39 and IAS 32 with effect from 1 January 2005 and consequently restated the balance sheet at that date in accordance with the requirements of these standards, which generally means a recognition of financial instruments at fair value.

Business combinations

The Group has elected not to apply IFRS 3 (Business combinations) retrospectively to business combinations that completed prior to 1 January 2004. However, the Group took the option to apply IAS 21 (the effects of changes in foreign exchange rates) retrospectively to fair value adjustments and goodwill arising in all business combinations that occurred before the date of transition to IFRS.

Share-based payments

IFRS 2 (Share-based payments) applies to all share-based payments granted since 7 November 2002, but the Group has elected for full retrospective restatement as this better represents the ongoing charge to the income statement.

Basis of accounting and presentation of financial statements

The financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments.

Basis of consolidation

In October 2005, pursuant to a Scheme of Arrangement under s425 of the Companies Act 1985, a new parent company was introduced which is now called WPP Group plc (Newco). The previous parent company has been renamed and re-registered as WPP 2005 Limited (Oldco).

The introduction of a new holding company constitutes a Group reconstruction and has been accounted for using merger accounting principles. Therefore, although the Group reconstruction did not become effective until October 2005, the consolidated financial statements of WPP Group plc are presented as if Newco and Oldco had always been part of the same Group. Accordingly, the results of the Group for the entire year ended 31 December 2005 are shown in the consolidated income statement and the comparative figures for the year ended 31 December 2004 are also prepared on this basis. Earnings per share are unaffected by the reorganisation.

The consolidated financial statements include the results of Newco and all its subsidiary undertakings made up to the same accounting date. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the income statement from the effective date of acquisition or disposal.

Goodwill and other intangible assets

Intangible assets comprise goodwill, certain acquired separable corporate brand names, customer relationships and capitalised computer software not integral to a related item of hardware.

Goodwill represents the excess of fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets at the date of their acquisition. Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Goodwill impairment reviews are undertaken by comparing the carrying value of goodwill to the net present value of future cashflows derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period a steady or declining growth rate representing an appropriate long-term growth rate for the industry is applied. Any impairment is recognised immediately as an expense and is not subsequently reversed.

Corporate brand names acquired as part of acquisitions of business are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Certain corporate brands of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and the Group's commitment to develop and enhance their value. The carrying value of these intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

Acquired intangibles

- Brand names – 10-20 years
- Customer related intangibles – 3-10 years
- Other proprietary tools – 3-10 years

Other

- Other (including capitalised computer software) – 3-5 years

Contingent consideration

Future anticipated payments to vendors in respect of earnouts are based on the directors' best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors' estimates. When earnouts are to be settled by cash consideration, the fair value of the consideration is obtained by discounting to present value the amounts expected to be payable in the future. The resulting interest charge is included within interest payable and similar charges.

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the assets. This process includes comparing its recoverable amount with its carrying value. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

- Freehold buildings – 50 years
- Leasehold land and buildings – over the term of the lease or life of the asset, if shorter
- Fixtures, fittings and equipment – 3-10 years
- Computer equipment – 3 years

Interests in associates

The Group's share of the profits less losses of associate undertakings net of tax, interest and minority interest is included in the consolidated income statement and the Group's share of net assets is shown within interests in associates in the consolidated balance sheet. The Group's share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

The Group assesses the carrying value of its associate undertakings to determine if any impairment has occurred. Where this indicates that an investment may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the investment. This process includes comparing its recoverable amount with its carrying value.

The Group accounts for joint venture investments under the equity method which is consistent with the Group's treatment of associates.

Other investments

Other investments are designated as 'available for sale' and are shown at fair value with any movements in fair value taken to equity.

Inventories

Work in progress is valued at cost or on a percentage of completion basis where appropriate. Cost includes outlays incurred on behalf of clients and an appropriate proportion of directly attributable costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Inventories are stated at the lower of cost and net realisable value.

Trade receivables

Trade receivables are stated net of provisions for bad and doubtful debts.

Financial instruments

The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 32 and IAS 39 in respect of the year ended 31 December 2004. UK GAAP has continued to be applied to financial instruments in this period.

The accounting policy under UK GAAP for the year ended 31 December 2004 is disclosed in note 27.

The accounting policy under IFRS for the period commencing 1 January 2005 is as follows:

Foreign currency and interest rate hedging

The Group's policy on Interest Rate and Foreign Exchange Rate Management sets out the instruments and methods available to hedge interest and currency risk exposures and the control procedures in place to ensure effectiveness.

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

Changes in the value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in profit or loss. Gains or losses from re-measuring the derivative, or for non-derivatives the foreign currency component of its carrying amount, are recognised in profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

Liabilities in respect of option agreements

Option agreements that allow the Group's equity partners to require the Group to purchase the minority interest are treated as derivatives over equity instruments and are recorded in the balance sheet at fair value and the valuation is remeasured at each period end. Fair value is based on the present value of expected cash outflows and the movement in the fair value is recognised as income or expense within finance costs in the income statement.

Derecognition of financial liabilities

In accordance with IAS 39, a financial liability of the Group is only released to the income statement when the underlying legal obligation is extinguished.

Convertible debt

Convertible debt is assessed according to the substance of the contractual arrangements and is classified into liability and equity elements on the basis of the initial fair value of the liability element. The difference between this figure and the cash received is classified as equity.

The income statement charge for the finance cost will be spread evenly over the term of the bonds so that at redemption the liability equals the redemption value.

Bank borrowings

Other interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs.

Borrowing costs

Finance costs of borrowing are recognised in the income statement over the term of those borrowings.

Turnover and revenue recognition

Turnover (billings) comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Revenue comprises commission and fees earned in respect of turnover. Direct costs include fees paid to external suppliers where they are retained to perform part or all of a specific project for a client and the resulting expenditure is directly attributable to the revenue earned. Turnover and revenue are stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media investment management

Revenue is typically derived from commissions on media placements and fees for advertising services. Traditionally, the Group's advertising clients were charged a standard commission on their total media and production expenditure. In recent years, however, this has tended to become a matter of individual negotiation. Revenue may therefore consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received/receivable.

Information, insight & consultancy

Revenue recognised in proportion to the level of service performed for market research contracts is based on proportional performance. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labour. As a result of the relationship between labour and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. This indicative proportional performance measure is always subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measures take precedence since these are output measures.

While most of the studies provided in connection with the Group's market research contracts are undertaken in response to an individual client's or group of clients' specifications, in certain instances a study may be developed as an off-the-shelf product offering sold to a broad client base. For these transactions, revenue is recognised when the product is delivered. Where the terms of transaction provide for licensing the product on a subscription basis, revenue is recognised over the subscription period on a straight-line basis or, if applicable, based on usage.

Substantially all services are provided on a fixed price basis. Pricing may also include a provision for a surcharge where the actual labour hours incurred in completing a project are significantly above the labour hours quoted in the project proposal. In instances where this occurs, the surcharge will be included in the total revenue base on which to measure proportional performance when the actual threshold is reached provided that collectibility is reasonably assured.

Public relations & public affairs and Branding & identity, Healthcare and Specialist communications

Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the income statement revenue and related costs as contract activity progresses.

Taxation

Corporate taxes are payable on taxable profits at current rates.

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefit costs

For defined contribution schemes, contributions are charged to the income statement as payable in respect of the accounting period.

For defined benefit schemes the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the income statement if the benefits have vested. If the benefits have not vested, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown within finance costs and finance income respectively. Actuarial gains and losses are recognised immediately in the Statement of Recognised Income and Expense.

Where defined benefit schemes are funded, the assets of the scheme are held separately from those of the Group, in separate trustee-administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date.

Finance leases

Assets held under finance leases are recognised as assets of the Group at the inception of the lease at the lower of their fair value and the present value of the minimum lease payments. Depreciation on leased assets is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the income statement as it is incurred.

Operating leases

Operating lease rentals are charged to the income statement on a systematic basis. Any premium or discount on the acquisition of a lease is spread over the life of the lease or until the date of the first rent review.

Translation of foreign currencies

Foreign currency transactions arising from normal trading activities are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the income statement as they arise. The income statements of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates. Exchange differences arising from retranslation of the opening net assets and on foreign currency borrowings (to the extent that they hedge the Group's investment in such operations) are reported in the Statement of Recognised Income and Expense.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Share-based payments

The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 (Share-based payments). Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The Group has used a Black-Scholes valuation model for this purpose.

The fair value determined at the grant date is recognised in the income statement as an expense on a straight-line basis over the relevant vesting period, based on the Group's estimate of the number of shares that will ultimately vest and adjusted for the effect of non market-based vesting conditions.

IFRS 2 permits prospective adoption for grants made after November 2002, but the Group has chosen to adopt IFRS 2 on a full retrospective basis for all option and share award grants as the resulting charge better reflects the ongoing impact on the Group.

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IAS 21 Amendment – Net investment in a Foreign Operation
IAS 39 Amendment – Cash flow hedges of Forecast Intragroup Transactions
IAS 39 Amendment – Fair value option
IAS 39 and IFRS 4 Amendment – Financial Guarantee Contracts
IFRS 6 Exploration for and Evaluation of Mineral Resources
IFRS 7 Financial instruments: Disclosures
IFRIC 4 Determining whether an Arrangement contains a Lease
IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment
IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC 8 Scope of IFRS 2
IFRIC 9 Reassessment of Embedded Derivatives.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007.

Consolidated income statement

For the year ended 31 December 2005

	Notes	2005 £m	2004 £m	2005 $m[2]	2004 $m[2]
Turnover (billings)	2	**26,673.7**	19,598.0	**48,516.8**	35,915.3
Revenue	2	**5,373.7**	4,299.5	**9,774.2**	7,879.3
Direct costs		**(241.0)**	(225.1)	**(438.4)**	(412.6)
Gross profit		**5,132.7**	4,074.4	**9,335.8**	7,466.7
Operating costs	3	**(4,479.9)**	(3,598.9)	**(8,148.5)**	(6,595.3)
Operating profit	2	**652.8**	475.5	**1,187.3**	871.4
Share of results of associates	4	**33.9**	29.5	**61.7**	54.1
Profit before interest and taxation		**686.7**	505.0	**1,249.0**	925.5
Finance income	7	**87.6**	77.7	**159.3**	142.4
Finance costs	7	**(182.3)**	(148.3)	**(331.6)**	(271.8)
Profit before taxation		**592.0**	434.4	**1,076.7**	796.1
Taxation	8	**(194.0)**	(135.0)	**(352.8)**	(247.4)
Profit for the year		**398.0**	299.4	**723.9**	548.7
Attributable to:					
Equity holders of the parent		**363.9**	273.0	**661.9**	500.3
Minority interests		**34.1**	26.4	**62.0**	48.4
		398.0	299.4	**723.9**	548.7
Headline PBIT	32	**754.8**	560.2	**1,372.9**	1,026.6
Headline PBIT margin	32	**14.0%**	13.0%	**14.0%**	13.0%
Headline PBT	32	**669.0**	489.6	**1,216.8**	897.2
Earnings per share[1]	10				
Basic earnings per ordinary share		**30.3p**	24.0p	**55.1¢**	44.0¢
Diluted earnings per ordinary share		**29.7p**	23.4p	**54.0¢**	42.9¢

The accompanying notes form an integral part of this income statement.

[1] The calculations of the Group's earnings per share and Headline earnings per share is set out in note 10.

[2] The main reporting currency of the Group is the pound sterling and the financial statements have been prepared on this basis. For illustrative purposes only, the income statement set out on this page is also expressed in US dollars using the approximate average rate for the year (2005: $1.8189 = £1, 2004: $1.8326 = £1). This translation is unaudited and should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Consolidated cash flow statement

For the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Net cash inflow from operating activities	12	**837.5**	556.4
Investing activities			
Acquisitions and disposals	12	**(507.7)**	(208.9)
Purchases of property, plant and equipment		**(160.5)**	(89.7)
Purchases of other intangible assets (including capitalised computer software)		**(10.8)**	(5.9)
Proceeds on disposal of property, plant and equipment		**6.7**	9.3
Net cash outflow from investing activities		**(672.3)**	(295.2)
Financing activities			
Issue of shares		**20.3**	17.9
Share repurchases and buybacks	12	**(152.3)**	(88.7)
Net (decrease)/increase in borrowings	12	**(595.2)**	128.6
Financing and share issue costs		**(2.2)**	(5.0)
Equity dividends paid		**(100.2)**	(81.7)
Dividends paid to minority shareholders in subsidiary undertakings		**(24.0)**	(22.5)
Net cash outflow from financing activities		**(853.6)**	(51.4)
Net (decrease)/increase in cash and cash equivalents		**(688.4)**	209.8
Translation differences		**85.0**	(44.6)
Cash and cash equivalents at beginning of year		**1,283.0**	1,117.8
Cash and cash equivalents at end of year	12	**679.6**	1,283.0

Reconciliation of net cash flow to movement in net debt:			
Net (decrease)/increase in cash and cash equivalents		**(688.4)**	209.8
Cash (outflow)/inflow from decrease/(increase) in debt financing		**596.9**	(124.2)
Net debt acquired		**(140.8)**	(9.6)
Other movements		**(25.9)**	(8.2)
Translation difference		**8.9**	(6.7)
Movement of net debt in the year		**(249.3)**	61.1
Net debt at beginning of year		**(300.4)**	(361.5)
IAS 32 and IAS 39 adjustment at 1 January 2005	13	**(254.3)**	–
Net debt at end of year	11	**(804.0)**	(300.4)

The accompanying notes form an integral part of this cash flow statement.

Consolidated statement of recognised income and expense

For the year ended 31 December 2005

	2005 £m	2004 £m
Profit for the year	**398.0**	299.4
Exchange adjustments on foreign currency net investments	**266.1**	(102.7)
Revaluation of other investments	**21.0**	–
Actuarial loss on defined benefit pension schemes	**(16.5)**	(18.2)
Deferred tax on defined benefit pension schemes	**3.6**	3.3
Total recognised income and expense relating to the year	**672.2**	181.8
Attributable to:		
Equity holders of the parent	**638.1**	155.4
Minority interests	**34.1**	26.4
	672.2	181.8

The accompanying notes form an integral part of this statement of recognised income and expense.

Consolidated balance sheet

At 31 December 2005

	Notes	2005 £m	2004 £m	2005 $m[1]	2004 $m[1]
Non-current assets					
Intangible assets:					
Goodwill	14	**5,675.2**	4,389.7	**9,754.0**	8,409.8
Other	14	**1,260.6**	773.6	**2,166.6**	1,482.1
Property, plant and equipment	15	**423.5**	309.8	**727.9**	593.5
Interests in associates	16	**509.9**	385.5	**876.4**	738.5
Other investments	16	**55.3**	8.1	**95.0**	15.5
Deferred tax assets	17	**130.3**	100.2	**223.9**	192.0
Trade and other receivables	19	**142.1**	59.5	**244.2**	114.0
		8,196.9	6,026.4	**14,088.0**	11,545.4
Current assets					
Inventories	18	**281.5**	220.6	**483.8**	422.6
Trade and other receivables	19	**4,795.5**	2,541.5	**8,242.0**	4,869.0
Trade receivables within working capital facility:					
Gross receivables	20	**–**	545.7	**–**	1,045.5
Non-returnable proceeds	20	**–**	(261.0)	**–**	(500.0)
		–	284.7	**–**	545.5
Cash and short-term deposits		**1,115.2**	1,616.0	**1,916.7**	3,095.9
		6,192.2	4,662.8	**10,642.5**	8,933.0
Current liabilities					
Trade and other payables	21	**(6,828.4)**	(4,515.9)	**(11,736.0)**	(8,651.6)
Corporate income tax payable		**(56.5)**	(53.1)	**(97.1)**	(101.7)
Bank overdrafts and loans	23	**(457.8)**	(597.8)	**(786.8)**	(1,145.3)
		(7,342.7)	(5,166.8)	**(12,619.9)**	(9,898.6)
Net current liabilities		**(1,150.5)**	(504.0)	**(1,977.4)**	(965.6)
Total assets less current liabilities		**7,046.4**	5,522.4	**12,110.6**	10,579.8
Non-current liabilities					
Bonds and bank loans	23	**(1,461.4)**	(1,318.6)	**(2,511.7)**	(2,526.1)
Trade and other payables	22	**(703.0)**	(536.6)	**(1,208.2)**	(1,028.0)
Deferred tax liabilities	17	**(533.1)**	(312.3)	**(916.2)**	(598.3)
Provision for post-employment benefits	26	**(231.4)**	(202.3)	**(397.7)**	(387.6)
Provisions for liabilities and charges	24	**(131.7)**	(86.9)	**(226.4)**	(166.5)
		(3,060.6)	(2,456.7)	**(5,260.2)**	(4,706.5)
Net assets		**3,985.8**	3,065.7	**6,850.4**	5,873.3
Equity					
Called-up share capital	28, 29	**125.3**	118.5	**215.4**	227.0
Share premium account	29	**2.1**	1,002.2	**3.6**	1,920.0
Shares to be issued	29	**37.2**	49.9	**63.9**	95.6
Merger reserve	29	**(1,388.1)**	2,920.6	**(2,385.7)**	5,595.4
Other reserves	29	**167.3**	(90.6)	**287.5**	(173.6)
Own shares	29	**(292.9)**	(277.7)	**(503.4)**	(532.0)
Retained earnings	29	**5,253.6**	(711.8)	**9,029.4**	(1,363.7)
Equity share owners' funds		**3,904.5**	3,011.1	**6,710.7**	5,768.7
Minority interests		**81.3**	54.6	**139.7**	104.6
Total equity		**3,985.8**	3,065.7	**6,850.4**	5,873.3

The accompanying notes form an integral part of this balance sheet.

[1] The main reporting currency of the Group is the pound sterling and the financial statements have been prepared on this basis. For illustrative purposes only, the balance sheet set out on this page is also expressed in US dollars using the rate in effect on 31 December (2005: $1.7187 = £1, 2004: $1.9158 = £1). This translation is unaudited and should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Signed on behalf of the Board on 11 May 2006:

Sir Martin Sorrell
Group chief executive

P W G Richardson
Group finance director

Notes to the consolidated financial statements

For the year ended 31 December 2005

1. General information

WPP Group plc is a company incorporated in the UK under the Companies Act 1985. The address of the registered office is Pennypot Industrial Estate, Hythe, Kent, CT21 6PE. The nature of the Group's operations and its principle activities are set out in note 2.

These financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out on pages 145 to 149.

2. Segment information

The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services.

For management purposes, the Group is currently organised into four operating segments – Advertising and Media investment management; Information, insight & consultancy; Public relations & public affairs; and Branding & identity, Healthcare and Specialist communications. These disciplines are the basis on which the Group reports its primary information. The Group's operations are located in North America; the UK; Continental Europe; and Asia Pacific, Latin America, Africa & Middle East and the Group's performance has historically been linked with the economic performance of these regions. These divisions are the basis on which the Group reports its secondary information.

Operating sectors

Segment information about these businesses is presented below:

	Advertising and Media investment management		Information, insight & consultancy		Public relations & public affairs		Branding & identity, Healthcare and Specialist communications		Consolidated	
	2005 £m	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m
Turnover (billings)	**22,378.8**	16,115.6	**857.7**	794.8	**719.2**	591.9	**2,718.0**	2,095.7	**26,673.7**	19,598.0
Revenue[1]	**2,606.4**	1,985.3	**810.4**	744.8	**534.4**	445.2	**1,422.5**	1,124.2	**5,373.7**	4,299.5
Operating profit	**334.0**	264.4	**69.4**	63.8	**72.1**	39.4	**177.3**	107.9	**652.8**	475.5
Share of results of associates	**16.1**	18.2	**6.9**	5.0	**2.1**	1.3	**8.8**	5.0	**33.9**	29.5
Profit before interest and taxation	**350.1**	282.6	**76.3**	68.8	**74.2**	40.7	**186.1**	112.9	**686.7**	505.0
Finance income									**87.6**	77.7
Finance costs									**(182.3)**	(148.3)
Profit before taxation									**592.0**	434.4
Taxation									**(194.0)**	(135.0)
Profit for the year									**398.0**	299.4

Notes

[1] Intersegment sales have not been separately disclosed as they are not material.

	Advertising and Media investment management		Information, insight & consultancy		Public relations & public affairs		Branding & identity, Healthcare and Specialist communications		Consolidated	
	2005 £m	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m
Headline PBIT[1]	**402.7**	295.0	**83.4**	66.1	**75.3**	58.4	**193.4**	140.7	**754.8**	560.2
Headline PBIT margin %	**15.5**	14.9	**10.3**	8.9	**14.1**	13.1	**13.6**	12.5	**14.0**	13.0

Notes

[1] Headline PBIT is defined in note 32.

	Advertising and Media investment management		Information, insight & consultancy		Public relations & public affairs		Branding & identity, Healthcare and Specialist communications		Consolidated	
	2005 £m	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m
Other information										
Goodwill and acquired intangibles additions	**1,107.0**	8.0	**23.1**	162.8	**61.1**	34.7	**291.4**	4.9	**1,482.6**	210.4
Capital additions[1]	**96.8**	48.5	**17.6**	18.2	**20.1**	11.9	**36.8**	23.4	**171.3**	102.0
Depreciation and amortisation	**85.5**	49.3	**17.8**	18.6	**12.1**	10.3	**32.0**	25.2	**147.4**	103.4
Goodwill impairment and write-downs	**35.6**	20.7	**7.1**	3.8	**0.4**	17.8	**4.0**	10.9	**47.1**	53.2
Interests in associates	**294.0**	260.5	**96.8**	17.2	**18.2**	14.3	**100.9**	93.5	**509.9**	385.5
Balance sheet										
Assets										
Segment assets	**9,842.9**	6,746.3	**949.4**	708.2	**625.5**	435.4	**1,725.8**	1,083.1	**13,143.6**	8,973.0
Unallocated corporate assets[2]									**1,245.5**	1,716.2
Consolidated total assets									**14,389.1**	10,689.2
Liabilities										
Segment liabilities	**(5,949.9)**	(3,864.4)	**(401.1)**	(363.8)	**(249.5)**	(179.6)	**(921.2)**	(643.3)	**(7,521.7)**	(5,051.1)
Unallocated corporate liabilities[2]									**(2,881.6)**	(2,572.4)
Consolidated total liabilities									**(10,403.3)**	(7,623.5)

Notes

[1] Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).

[2] Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt. The debt has not been allocated as it is held centrally and specifically allocating it to individual segments is not considered to be a fair representation of the net assets of those segments.

Contributions by geographical area were as follows:

		2005 £m		2004 £m
Turnover (billings)				
North America		**10,040.5**		7,576.3
UK		**2,964.1**		1,973.1
Continental Europe		**8,730.4**		6,312.4
Asia Pacific, Latin America, Africa & Middle East		**4,938.7**		3,736.2
		26,673.7		19,598.0
Revenue[2]				
North America		**2,106.9**		1,651.9
UK		**808.1**		728.5
Continental Europe		**1,410.3**		1,134.8
Asia Pacific, Latin America, Africa & Middle East		**1,048.4**		784.3
		5,373.7		4,299.5
Headline PBIT[1]	**Margin**		Margin	
North America	**16.6%**	**350.1**	15.2%	251.2
UK	**10.5%**	**84.6**	10.4%	75.7
Continental Europe	**12.5%**	**176.1**	11.3%	128.1
Asia Pacific, Latin America, Africa & Middle East	**13.7%**	**144.0**	13.4%	105.2
	14.0%	**754.8**	13.0%	560.2
Segment Assets				
North America		**5,119.7**		4,002.8
UK		**1,359.9**		1,423.6
Continental Europe		**4,100.3**		1,990.7
Asia Pacific, Latin America, Africa & Middle East		**2,563.7**		1,555.9
		13,143.6		8,973.0
Capital additions[3]				
North America		**80.5**		34.4
UK		**28.7**		24.3
Continental Europe		**31.1**		21.3
Asia Pacific, Latin America, Africa & Middle East		**31.0**		22.0
		171.3		102.0

Notes

[1] Headline PBIT is defined in note 32.

[2] Intersegment sales have not been separately disclosed as they are not material.

[3] Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).

3. Operating costs

	2005 £m	2004 £m
Total staff costs (note 5)	**3,186.3**	2,531.3
Establishment costs	**387.6**	327.6
Other operating costs (net)	**906.0**	740.0
Total operating costs	**4,479.9**	3,598.9
Operating costs include:		
Goodwill impairment	**46.0**	40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses (note 14)[1]	**1.1**	12.6
Amortisation of acquired intangible assets (note 14)	**25.3**	–
Amortisation of other intangible assets (note 14)	**10.7**	6.7
Depreciation of property, plant and equipment (note 15)	**111.4**	96.7
Loss on sale of property, plant and equipment	**1.1**	1.9
Gains on disposal of investments (note 6)	**(4.3)**	(3.0)
Investment write-downs (note 6)	**–**	5.0
Net foreign exchange losses	**0.8**	1.8
Operating lease rentals:		
Land and buildings	**237.8**	205.1
Plant and machinery	**34.8**	37.5
	272.6	242.6

All of the operating costs of the Group are related to administrative expenses.

Notes

[1] The goodwill write-down in relation to the utilisation of pre-acquisition tax losses is due to the better than expected performance of certain acquisitions in the year. This enabled the utilisation of pre-acquisition tax attributes that previously could not be recognised at the time of acquisition due to insufficient evidence that they were recoverable.

Auditors' remuneration:

	2005 £m	2004 £m
Services as auditors	**13.1**	8.4
Further assurance services[1,2]	**2.2**	3.7
Preliminary Sarbanes-Oxley-related services	**2.6**	3.8
	17.9	15.9
Non-audit services[2]:		
Tax advisory	**3.6**	3.4
Consulting	**–**	0.6
	21.5	19.9

Notes

[1] Further assurance services comprise due diligence and transaction support services.

[2] Further assurance and non-audit services require pre-approval by the Audit committee.

Auditors remuneration in respect of services as auditors has increased in the year primarily due to costs incurred in the audit of Grey and in the transition to IFRS.

Audit fees paid to Deloitte & Touche LLP include £0.5 million (2004: £0.5 million) in respect of the parent company. Auditors other than Deloitte & Touche LLP were paid £0.7 million (2004: £0.5 million). In 2005 fees paid to auditors in respect of due diligence and transaction services, included in further assurance services above, of £0.3 million (2004: £0.9 million) were capitalised.

Minimum committed annual rentals

Amounts payable in 2006 under the foregoing leases will be as follows:

	Plant and machinery		Land and buildings	
	2006 £m	2005 £m	**2006 £m**	2005 £m
In respect of operating leases which expire:				
– within one year	**7.0**	6.9	**20.6**	24.0
– within two to five years	**17.9**	19.3	**94.5**	74.0
– after five years	**1.8**	1.5	**90.0**	75.9
	26.7	27.7	**205.1**	173.9

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2005 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net payment £m
Year ending 31 December			
2006	231.8	(18.2)	213.6
2007	202.2	(17.7)	184.5
2008	176.4	(17.0)	159.4
2009	156.5	(15.3)	141.2
2010	112.9	(13.9)	99.0
Later years	360.0	(39.2)	320.8
	1,239.8	(121.3)	1,118.5

4. Share of results of associates

Share of results of associates include:

	2005 £m	2004 £m
Share of profit before interest and taxation	**54.0**	48.1
Share of interest and minority interest	**(0.9)**	(0.7)
Share of taxation	**(19.2)**	(17.9)
	33.9	29.5

5. Our people

Our staff numbers averaged 70,936 against 57,788 in 2004, including acquisitions. *Their geographical distribution was as follows:*

	2005	2004
North America	**21,261**	17,271
UK	**8,007**	7,069
Continental Europe	**18,644**	14,793
Asia Pacific, Latin America, Africa & Middle East	**23,024**	18,655
	70,936	57,788

Their operating sector distribution was as follows:

	2005	2004
Advertising and Media investment management	**38,084**	29,419
Information, insight & consultancy	**10,089**	9,482
Public relations & public affairs	**5,901**	5,136
Branding & identity, Healthcare and Specialist communications	**16,862**	13,751
	70,936	57,788

At the end of 2005 staff numbers were 74,631 (2004: 59,932). Including all employees of associated undertakings, this figure is approximately 92,000 (2004: 84,000).

Total staff costs were made up as follows:

	2005 £m	2004 £m
Wages and salaries	**2,182.1**	1,718.4
Cash-based incentive plans	**159.0**	130.7
Share-based incentive plans (note 25)	**68.6**	58.8
Social security costs	**267.3**	210.0
Other pension costs (note 26)	**75.6**	64.4
Other staff costs	**433.7**	349.0
	3,186.3	2,531.3
Staff cost to revenue ratio	**59.3%**	58.9%

Compensation for key management personnel is disclosed on page 125 to 129.

6. Investment gains and write-downs

Investment gains
In 2005, profits of £4.3 million (2004: £3.0 million) were realised on the disposal of a number of equity interests held by the Group in North America and Europe.

Investment write-downs
In 2004, investment write-downs of £5.0 million comprised write-downs on certain non-core minority investments in new media companies and other technology ventures.

These transactions did not have a material effect on the Group's tax charge or minority interest.

Other items
The Group has released £10.1 million (2004: £14.0 million) to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2004. At the same time, the Group includes within operating costs charges for one-off costs, severance and restructuring charges, including those resulting from integrating acquisitions. For this reason, the Group considers that the combination of the above releases and charges, when taken together, does not materially impact the Group's quality of earnings.

7. Finance income and finance costs

Finance income includes:

	2005 £m	2004 £m
Expected return on pension scheme assets	**24.2**	21.3
Investment income	**5.6**	–
Interest income	**57.8**	56.4
	87.6	77.7

Finance costs include:

	2005 £m	2004 £m
Interest on pension scheme liabilities	**32.0**	30.8
Interest payable and similar charges[1]	**141.4**	117.5
Finance charges (excluding revaluation of financial instruments)	**173.4**	148.3
Revaluation of financial instruments	**8.9**	–
	182.3	148.3

Notes
[1] The charge of £141.4 million for the year ended 31 December 2005 includes an expense of £13.8 million arising from the change in accounting for the Group's convertible bonds following the adoption of IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' on 1 January 2005. Prior-year comparatives have not been restated as permitted by IFRS 1. This approach also applies to the initial recognition and subsequent re-measurement of the fair value of other financial instruments shown below. UK GAAP has continued to be applied in accounting for financial instruments in previous years.

The following are included in the revaluation of financial instruments shown above:

	2005 £m	2004 £m
Movements in fair value of treasury instruments	**3.0**	–
Revaluation of put options over minority interests (note 21)	**5.8**	–
Other	**0.1**	–
	8.9	–

Interest payable on the Group's borrowings, other than the bonds, is payable at a margin of between 0.125% and 0.275% over relevant LIBOR.

The majority of the Group's long-term debt is represented by $750 million of US dollar bonds at a weighted average interest rate of 6.01% (prior to any interest rate swaps or cross-currency swaps), €650 million of Eurobonds at 6% (prior to any interest rate or currency swaps), £450 million of convertible bonds at 3.00% (including redemption premium accrual and prior to any interest rate or currency swaps) and $150 million of convertible bonds at a rate of 5%.

Average borrowings under the Revolving Credit Facilities (note 11) amounted to $405.3 million at an average interest rate of 4.11% inclusive of margin.

8. Taxation

The tax charge is based on the profit for the year and comprises:

	2005 £m	2004 £m
Current tax		
UK corporation tax at 30%:		
Current year	**32.9**	22.5
Prior years	**(24.4)**	–
	8.5	22.5
Foreign tax:		
Current year	**177.3**	108.6
Prior years	**9.9**	9.6
	187.2	118.2
Total current tax	**195.7**	140.7
Deferred tax		
Current year	**(1.7)**	(5.7)
Tax expense	**194.0**	135.0

The tax charge for the year can be reconciled to profit before taxation in the income statement as follows:

	2005 £m	2004 £m
Profit before taxation	**592.0**	434.4
Tax at the UK corporation tax rate of 30%	**177.6**	130.3
Tax effect of share of results of associates	**(10.2)**	(8.9)
Tax effect of expenses that are not deductible in determining taxable profit	**12.4**	1.3
Tax effect of utilisation or recognition of tax losses not previously recognised	**(16.8)**	(18.3)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**18.5**	20.0
Unused tax losses carried forward	**12.5**	10.6
Tax expense	**194.0**	135.0
Effective tax rate on profit before taxation	**32.8%**	31.1%
Effective tax rate on Headline profit before taxation (note 32)	**29.0%**	27.6%

9. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

Per share	2005 Pence per share	2004 Pence per share	2005 £m	2004 £m
2004 Final dividend paid	**5.28p**	4.40p	**64.1**	52.2
2005 Interim dividend paid	**3.00p**	2.50p	**36.2**	29.4
	8.28p	6.90p	**100.3**	81.6
Per ADR[1]	**Cents per ADR**	Cents per ADR	**$m**	$m
2004 Final dividend paid	**48.4¢**	36.0¢	**117.5**	85.4
2005 Interim dividend paid	**27.3¢**	22.9¢	**65.8**	53.9
	75.7¢	58.9¢	**183.3**	139.3

Proposed final dividend for the year ended 31 December 2005:

Per share	2005 Pence per share	2004 Pence per share
2005 Final dividend proposed[2]	**6.34p**	5.28p
Per ADR[1]	**Cents per ADR**	Cents per ADR
2005 Final dividend proposed[2]	**57.7¢**	48.4¢

Notes
[1] These figures have been translated for convenience purposes only, using the approximate average rate for the year shown on page 150. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.
[2] The Annual General Meeting to approve the final dividend will be on 27 June 2006 and therefore the final dividend has not been included as a liability in these financial statements.

10. Earnings per share

Basic EPS

The reconciliation between Reported and Headline EPS, and between earnings figures used in calculating them, is as follows:

	2005	2004
Reported earnings[1] (£m)	**363.9**	273.0
Headline earnings (£m) (note 32)	**440.9**	328.2
Average shares used in Basic EPS calculation (m)	**1,200.1**	1,136.1
Reported EPS	**30.3p**	24.0p
Headline EPS	**36.7p**	28.9p

Notes

[1] Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The diluted Reported and Headline EPS are set out below:

	2005	2004
Diluted Reported Earnings (£m)	**363.9**	285.2
Diluted Headline Earnings (£m)	**440.9**	340.4
Average shares used in Diluted EPS calculation (m)	**1,224.8**	1,219.6
Diluted Reported EPS	**29.7p**	23.4p
Diluted Headline EPS	**36.0p**	27.9p

Diluted EPS has been calculated based on the Reported and Headline Earnings amounts above. In 2005, the Group's convertible bonds were antidilutive to earnings per share and therefore excluded from the calculation. Had the convertible bonds been dilutive to earnings per share, incremental shares attributable to the assumed conversion of the bonds would have increased diluted shares outstanding by 49.8 million. In addition, options to purchase 12.0 million and 18.4 million ordinary shares were outstanding at 31 December 2005 and 2004, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the shares and, therefore, the effect would be antidilutive. For the year ended 31 December 2004, both the $287.5 million convertible bonds and the £450 million convertible bonds were dilutive and earnings were consequently increased by £12.2 million.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2005 m	2004 m
Average shares used in Basic EPS calculation	**1,200.1**	1,136.1
Dilutive share options outstanding	**18.6**	20.6
Other potentially issuable shares	**6.1**	4.6
$287.5 million convertible bonds	**–**	16.4
£450 million convertible bonds	**–**	41.9
Shares used in Diluted EPS calculation	**1,224.8**	1,219.6

At 31 December 2005 there were 1,252,899,372 ordinary shares in issue.

11. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

	2005 Shares £m	2004 Shares £m	2005 Debt £m	2004 Debt £m
Analysis of changes in financing				
Beginning of year	**1,120.7**	1,074.0	**1,583.4**	1,479.3
Reclassification due to Group reconstruction	**(1,037.9)**	–	**–**	–
Shares issued in respect of acquisitions	**8.5**	–	**–**	–
Other issues of share capital	**38.5**	48.0	**–**	–
Share cancellations	**(2.1)**	(1.3)	**–**	–
Share issue costs paid	**(0.2)**	–	**–**	–
Transfer to goodwill	**(0.1)**	–	**–**	–
IAS 32 and IAS 39 adjustment at 1 January 2005 (note 13)	**–**	–	**254.3**	–
Net (decrease)/increase in drawings on bank loans, corporate bonds and convertible bonds	**–**	–	**(595.1)**	128.6
Debt acquired (net)	**–**	–	**140.8**	9.6
Net amortisation of financing costs included in net debt	**–**	–	**7.9**	3.8
Other movements	**–**	–	**16.2**	–
Exchange adjustments	**–**	–	**76.1**	(37.9)
End of year	**127.4**	1,120.7	**1,483.6**	1,583.4

The above table excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2005, the Company's share base was entirely composed of ordinary equity share capital and share premium of £127.4 million (2004: £1,120.7 million), further details of which are disclosed in notes 28 and 29.

Debt

USA bond During 2005, the Group repaid $200 million of 6.625% bonds due 2005. The Group has in issue $100 million of 6.875% bonds due 2008 and $650 million of 5.875% bonds due 2014.

Grey debt In March 2005, subsequent to its acquisition by the Group, Grey Global Group Inc repaid $75 million of 7.41% Senior Notes due 2009 and $50 million of 8.17% Senior Notes due 2007 together with accrued interest of $4 million and make-whole payments of $10.85 million.

Eurobond The Group has in issue €650 million of 6.0% bonds due 2008 and during 2004, repaid €350 million of 5.125% bonds.

Revolving Credit Facilities During 2005, the Group replaced its existing $750 million Revolving Credit Facility with a new $1.6 billion seven-year Revolving Credit Facility due August 2012. The Group's syndicated borrowings drawn down, in US dollars and pounds sterling, averaged $405.3 million. The Group had available undrawn committed facilities of £931 million at 31 December 2005 (2004: £391 million).

Borrowings under the Revolving Credit Facility and certain other debt instruments are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants as defined in the relevant agreements. The Group is currently in compliance with both covenants.

Convertible bonds

In October 2000, with the purchase of Young & Rubicam Inc, the Group acquired $287.5 million of 3% convertible bonds which were redeemed on their due date, 15 January 2005.

In April 2002, the Group issued £450 million of 2% convertible bonds due April 2007. At the option of the holder, the bonds are convertible at any time into 41,860,465 WPP ordinary shares at an initial price of £10.75. As the bonds are redeemable at a premium of 5.35% over par, the conversion price increases during the life of the bonds to £11.33 per share into the same number of shares as above. The effective interest rate on the liability component is 7.2%.

In March 2005, with the purchase of Grey Global Group Inc, the Group acquired $150 million of 5% convertible debentures due 2033. Each debenture holder has the right to require Grey and WPP (as co-obligor) to repurchase as of each of 28 October 2008, 2010 and 2013 all or a portion of the holder's then outstanding debentures at par ($1,000 per debenture) plus the amount of accrued and unpaid interest. WPP has the unrestricted right to call the bond at par from 2013. Each $1,000 of principal amount is initially convertible into 11.820362 WPP ADSs and $499.31 of cash and is convertible at the option of the holder at any time. The effective interest rate on the liability component is 4.5%.

The convertible bonds have a nominal value of £537.3 million at 31 December 2005 (2004: £600.1 million). In accordance with IAS 32 and IAS 39, these bonds have been split between a liability component and an equity component by initially valuing the liability component at fair value based on the present value of future cash flows and then holding it at amortised cost. The equity component represents the fair value, on initial recognition, of the embedded option to convert the liability into equity of the Group.

The liability element is £525.5 million and the equity component is £68.7 million as at 31 December 2005. Prior year comparatives have not been restated as permitted by IFRS 1 and UK GAAP has continued to be applied in accounting for financial instruments in previous years.

The Group estimates that the fair value of the liability component of the convertible bonds at 31 December 2005 to be approximately £537 million. This fair value has been calculated by discounting the future cash flows at the market rate.

The following table is an analysis of net debt with debt analysed by year of repayment:

	2005 £m	2004 £m
Debt		
Within one year	**(22.2)**	(264.8)
Between one and two years	**(446.2)**	(2.5)
Between two and three years	**(463.6)**	(453.3)
Between three and four years	**(58.2)**	(510.9)
Between four and five years	**–**	–
Over five years	**(493.4)**	(351.9)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	**(1,483.6)**	(1,583.4)
Short-term overdrafts – within one year	**(435.6)**	(333.0)
Debt financing	**(1,919.2)**	(1,916.4)
Cash and short-term deposits	**1,115.2**	1,616.0
Net debt	**(804.0)**	(300.4)

Elsewhere in this Annual Report net debt at 31 December 2004 is shown as £554.7 million to provide a comparable basis with net debt at 31 December 2005. This includes the entire IAS 32 and IAS 39 adjustment of £254.3 million at 1 January 2005 described in note 13.

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2005 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ – fixed	551.5	5.08%	n/a	62
– floating	43.6	n/a	LIBOR	n/a
£ – fixed	104.1	(2.23%)	n/a	16
– floating	64.0	n/a	market	n/a
€ – fixed	137.7	8.27%	n/a	32
– floating	511.5	n/a	LIBOR	n/a
¥ – fixed	44.4	(1.29%)	n/a	16
Other	26.8	n/a	various	n/a
	1,483.6			

2004 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ – fixed	437.2	5.19%	n/a	41
– floating	363.7[2]	n/a	LIBOR	n/a
£ – fixed	239.1	1.94%	n/a	28
€ – fixed	176.9	6.00%	n/a	42
– floating	564.6	n/a	EURIBOR	n/a
¥ – fixed	45.8	(1.29%)	n/a	28
Other	17.1	n/a	Various	n/a
	1,844.4			

Notes

[1] Weighted average.

[2] Including drawings on working capital facility as described in note 20.

12. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 151.

Net cash from operating activities:

	2005 £m	2004 £m
Operating profit	**652.8**	475.5
Adjustments for:		
Non-cash share-based incentive plans (including share options)	**68.6**	58.8
Depreciation of property, plant and equipment	**111.4**	96.7
Impairment of goodwill	**46.0**	40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses	**1.1**	12.6
Amortisation of acquired intangible assets	**25.3**	–
Amortisation of other intangible assets	**10.7**	6.7
Profits on disposal of equity interests	**(4.3)**	(3.0)
Loss on sale of property, plant and equipment	**1.1**	1.9
Amounts written off investments	**–**	5.0
Operating cash flow before movements in working capital and provisions	**912.7**	694.8
Decrease in inventories and work in progress	**39.5**	40.1
Increase in receivables	**(618.5)**	(414.6)
Increase/(decrease) in payables – short term	**710.4**	339.0
– long term	**(33.8)**	29.9
Increase in provisions	**10.0**	0.8
Cash generated by operations	**1,020.3**	690.0
Corporation and overseas tax paid	**(136.0)**	(101.3)
Interest and similar charges paid	**(128.2)**	(99.7)
Interest received	**62.4**	48.9
Investment income	**5.6**	–
Dividends from associates	**13.4**	18.5
Net cash inflow from operating activities	**837.5**	556.4

Acquisitions and disposals:

	2005 £m	2004 £m
Initial cash consideration	**(561.2)**	(97.3)
Cash and cash equivalents acquired (net)	**173.9**	6.3
Earnout payments	**(96.7)**	(78.6)
Loan note redemptions	**(33.0)**	(26.6)
Purchase of other investments (including associates)	**(29.0)**	(22.0)
Proceeds on disposal of investments	**38.3**	9.3
Net cash outflow	**(507.7)**	(208.9)

Share repurchases and buybacks:

	2005 £m	2004 £m
Share cancellations (including brokerage fees)	**(123.3)**	(73.7)
Purchase of own shares by ESOP trust	**(29.0)**	(15.0)
Net cash outflow	**(152.3)**	(88.7)

Net (decrease)/increase in borrowings:

	2005 £m	2004 £m
Increase in drawings on bank loans	**17.1**	0.9
Repayment of $287.5 million convertible bonds	**(154.5)**	–
Repayment of $125 million Grey debt	**(65.3)**	–
Repayment of working capital facility	**(277.2)**	–
Repayment of $200 million bonds	**(115.3)**	–
Proceeds from issue of $650 million 10 year bonds	**–**	358.2
Repayment of €350 million bonds	**–**	(230.5)
Net cash (outflow)/inflow	**(595.2)**	128.6

Cash and cash equivalents:

	2005 £m	2004 £m
Cash at bank and in hand	**1,029.0**	1,372.0
Short-term bank deposits	**86.2**	244.0
Overdrafts[1]	**(435.6)**	(333.0)
Cash and cash equivalents at end of year	**679.6**	1,283.0

Notes

[1] Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

13. IAS 32 and IAS 39 adjustment at 1 January 2005

The IAS 32 and IAS 39 adjustments to net debt at 1 January 2005 are made up of the following:

	£m
Reclassification of components of convertible debt	32.4
Reclassification of deferred gain arising on termination of swaps	(18.6)
Recognition of financial instruments at fair value	(7.1)
Reclassification of the working capital facility[1]	(261.0)
	(254.3)

[1] The Group had a working capital facility (the advance of cash financing against which certain trade debts have been assigned) that IAS 32 and IAS 39 require to be presented as a bank borrowing. As the Group has elected to apply IAS 32 and IAS 39 from 1 January 2005, net debt at 31 December 2004 has been presented to comply with 2004 UK GAAP as a deduction from debtors, in accordance with the 'linked presentation' required by FRS 5 (Reporting the substance of transactions). The drawdown on the facility was transferred to debt at 1 January 2005. The facility was repaid and cancelled on 31 August 2005.

14. Intangible assets

Goodwill

The movements in 2005 and 2004 were as follows:

	£m
Cost:	
1 January 2004	4,630.4
Additions[1]	203.4
Exchange differences	(105.3)
31 December 2004	4,728.5
Additions[1]	1,128.1
Reclassifications to interests in associates	(37.1)
Disposals	(47.1)
Exchange differences	277.1
31 December 2005	**6,049.5**
Accumulated impairment losses and write-downs:	
1 January 2004	285.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses	12.6
Impairment losses for the year	40.6
31 December 2004	338.8
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.1
Impairment losses for the year	34.4
31 December 2005	**374.3**
Net book value:	
31 December 2005	**5,675.2**
31 December 2004	4,389.7
1 January 2004	4,344.8

Notes

[1] Additions represent goodwill arising on the acquisition of subsidiary undertakings. Goodwill arising on the acquisition of associate undertakings is shown within interests in associates in note 16.

Significant components of goodwill as at 31 December 2005 and 2004 are:

	2005 £m	2004 £m
Young & Rubicam	**2,369.9**	2,087.7
Grey	**992.0**	–
Mediaedge:cia	**921.3**	902.7
Other	**1,392.0**	1,399.3
Total goodwill	**5,675.2**	4,389.7

Other intangible assets:
The movements in 2005 and 2004 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost:				
1 January 2004	797.9	–	50.9	848.8
Additions	–	–	5.9	5.9
Disposals	–	–	(0.5)	(0.5)
Acquired on acquisition of a subsidiary	–	7.0	–	7.0
Exchange differences	(55.3)	–	–	(55.3)
31 December 2004	742.6	7.0	56.3	805.9
Additions	–	–	10.8	10.8
Disposals	–	–	(5.1)	(5.1)
Acquired on acquisition of a subsidiary	–	354.5	8.7	363.2
Other movements	–	–	7.3	7.3
Exchange differences	154.4	(4.9)	2.8	152.3
31 December 2005	**897.0**	**356.6**	**80.8**	**1,334.4**
Amortisation:				
1 January 2004	–	–	25.6	25.6
Charge for the year	–	–	6.7	6.7
31 December 2004	–	–	32.3	32.3
Charge for the year	–	25.3	10.7	36.0
Disposals	–	–	(4.9)	(4.9)
Acquired on acquisition of a subsidiary	–	–	3.4	3.4
Other movements	–	–	4.2	4.2
Exchange differences	–	1.0	1.8	2.8
31 December 2005	**–**	**26.3**	**47.5**	**73.8**
Net book value:				
31 December 2005	**897.0**	**330.3**	**33.3**	**1,260.6**
31 December 2004	742.6	7.0	24.0	773.6
1 January 2004	797.9	–	25.3	823.2

Brands with an indefinite life represent JWT, Hill & Knowlton, Ogilvy & Mather Worldwide and the Young & Rubicam Group. These assets are carried at historical cost in accordance with the Group's accounting policy for intangible assets. The most significant of these is the Young & Rubicam Group with a carrying value of £539.4 million at 31 December 2005 (2004: £453.4 million).

The estimated aggregate amortisation expense in respect of other intangible assets (including acquired intangibles) for each of the next five years is as follows: £52.6 million in 2006, £42.2 million in 2007, £38.4 million in 2008, £32.8 million in 2009 and £31.4 million in 2010.

In accordance with the Group's accounting policy, the carrying values of goodwill and other intangible assets are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The 2005 impairment review was initially undertaken as at 30 June 2005 and then updated as at 31 December 2005. The review assessed whether the carrying value of goodwill was supported by the net present value of future cashflows derived from assets using a projection period of up to five years for each cash-generating unit. After the projection period, steady or declining growth has been assumed at rates not exceeding long-term average growth rates for the industry for each cash-generating unit. Except as noted below, an annual growth rate of 3.0% and a pre-tax discount rate of 11.9% have been assumed. Projections for Young & Rubicam assume an annual growth rate of 4.4%. The projections also include assumptions about payments for cash taxes and cash flows have therefore been discounted using the Group's weighted average cost of capital of 7.8%. An impairment charge is required for both goodwill and other indefinite lived intangible assets when the carrying amount exceeds the recoverable amount. Impairment charges of £46.0 million and £40.6 million were recorded in the years ended 31 December 2005 and 2004, respectively. The impairment charges relate to certain under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

The estimates and assumptions made in connection with impairment testing could differ from future actual results of operations and cash flows. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Group's financial condition and results of operations. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

15. Property, plant and equipment
The movements in 2005 and 2004 were as follows:

	Land and buildings					
	Land £m	Freehold buildings £m	Short leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost:						
1 January 2004	15.1	38.4	273.2	251.1	352.3	930.1
Additions	–	0.7	27.3	19.4	48.7	96.1
New acquisitions	–	2.5	3.3	12.3	27.8	45.9
Disposals	–	(1.6)	(14.2)	(28.7)	(44.0)	(88.5)
Exchange adjustments	(1.0)	(1.3)	(7.9)	(13.2)	(7.6)	(31.0)
31 December 2004	14.1	38.7	281.7	240.9	377.2	952.6
Additions	–	0.7	59.8	36.5	63.5	160.5
New acquisitions	9.1	0.8	78.4	69.4	33.5	191.2
Disposals	(3.0)	(0.1)	(35.1)	(46.7)	(104.2)	(189.1)
Exchange adjustments	(5.1)	11.2	25.9	16.1	16.0	64.1
31 December 2005	**15.1**	**51.3**	**410.7**	**316.2**	**386.0**	**1,179.3**
Depreciation:						
1 January 2004	–	16.4	129.7	173.3	291.4	610.8
New acquisitions	–	0.4	1.7	9.6	17.7	29.4
Charge for the year	–	2.4	25.8	23.0	45.5	96.7
Disposals	–	(0.3)	(11.3)	(24.0)	(42.3)	(77.9)
Exchange adjustments	–	(0.4)	(6.9)	(7.0)	(1.9)	(16.2)
31 December 2004	–	18.5	139.0	174.9	310.4	642.8
New acquisitions	0.5	0.4	47.2	53.5	19.2	120.8
Charge for the year	0.4	1.5	34.1	27.6	47.8	111.4
Disposals	(0.9)	–	(31.6)	(43.0)	(90.0)	(165.5)
Exchange adjustments	(0.8)	3.1	15.9	12.8	15.3	46.3
31 December 2005	**(0.8)**	**23.5**	**204.6**	**225.8**	**302.7**	**755.8**
Net book value:						
31 December 2005	**15.9**	**27.8**	**206.1**	**90.4**	**83.3**	**423.5**
31 December 2004	14.1	20.2	142.7	66.0	66.8	309.8
1 January 2004	15.1	22.0	143.5	77.8	60.9	319.3

Leased assets (other than leasehold buildings) included above have a net book value of £8.3 million (2004: £8.5 million). Future obligations in respect of these leased assets are £9.0 million (2004: £8.6 million) and are included in other creditors.

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £36.9 million (2004: £30.9 million).

16. Interests in associates and other investments
The movements in 2005 and 2004 were as follows:

	Net assets of associate under-takings £m	Goodwill and other intangibles of associate under-takings £m	Total associates £m	Other invest-ments £m
1 January 2004	156.9	187.5	344.4	22.0
Additions	(0.5)	–	(0.5)	0.8
Goodwill arising on acquisition of new associates	–	36.0	36.0	–
Share of results of associate undertakings	29.5	–	29.5	–
Dividends and other movements	(21.2)	–	(21.2)	(4.9)
Exchange adjustments	1.1	15.9	17.0	–
Disposals	(0.1)	(2.5)	(2.6)	(0.6)
Reclassification to subsidiaries	(2.8)	(14.3)	(17.1)	(4.2)
Write-downs	–	–	–	(5.0)
31 December 2004	162.9	222.6	385.5	8.1
Additions	21.0	–	21.0	23.2
Goodwill arising on acquisition of new associates	–	42.4	42.4	–
Share of results of associate undertakings	33.9	–	33.9	–
Dividends and other movements	(12.3)	–	(12.3)	–
Exchange adjustments	2.2	16.3	18.5	–
Disposals	(0.5)	–	(0.5)	–
Reclassification from subsidiaries	1.0	33.1	34.1	3.0
Revaluation of other investments	–	–	–	21.0
Goodwill impairment	–	(11.6)	(11.6)	–
Amortisation of other intangible assets	–	(1.1)	(1.1)	–
31 December 2005	**208.2**	**301.7**	**509.9**	**55.3**

The investments included above as 'other investments' represent investments in equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The Group's principal associate undertakings at 31 December 2005 included:

	% owned	Country of incorporation
AGB Nielsen Media Research BV	50.0	Netherlands
Asatsu-DK	20.9	Japan
Chime Communications PLC	21.8	UK
DYR Tokyo Agency	49.0	Japan
High Co S.A.	34.1	France
IBOPE Group	31.2	Brazil
Kinetic Worldwide Limited	50.0	UK
GIIR, Inc	28.2	Korea
Media Production Properties BV	30.0	Netherlands
Singleton, Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia

The market value of the Group's shares in its principal listed associate undertakings at 31 December 2005 was as follows: Asatsu-DK: £191.1 million, Chime Communications PLC: £15.5 million, High Co S.A.: £27.3 million and GIIR, Inc £34.2 million. The carrying value (including goodwill) of these equity interests in the Group's balance sheet at 31 December 2005 was as follows: Asatsu-DK: £148.7 million, Chime Communications PLC: £14.2 million, High Co S.A.: £18.1 million and GIIR, Inc: £36.0 million. The Group's investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information
The following tables present a summary of the aggregate financial performance and net asset position of the Group's associate undertakings. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2005.

	2005 £m	2004 £m
Income statement		
Revenue	**1,167.0**	1,022.4
Operating profit	**168.8**	157.0
Profit before taxation	**182.8**	162.6
Profit for the year	**113.8**	117.4

	2005 £m	2004 £m
Balance sheet		
Assets	**2,873.1**	2,246.4
Liabilities	**(1,476.6)**	(1,277.7)
Net assets	**1,396.5**	968.7

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. In 2005, £nil (prior years £1.1 million) of associate losses were reversed.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £7.5 million (2004: £6.3 million).

17. Deferred tax
The following are the major deferred tax assets recognised by the Group and movements thereon in 2005 and 2004:

	Tax losses £m	Retirement benefit obligations £m	Goodwill £m	Other short-term temporary differences £m	Total £m
At 1 January 2004	45.2	10.0	5.2	28.6	89.0
(Charge)/credit to income	–		(0.9)	10.3	9.4
Credit to equity	–	4.4	–	–	4.4
Exchange differences	(3.1)	–	0.5	–	(2.6)
At 31 December 2004	42.1	14.4	4.8	38.9	100.2
Acquisition of subsidiaries	6.0	–	–	24.6	30.6
Charge to income	–	–	(2.5)	(9.9)	(12.4)
Credit to equity	–	3.6	–	4.1	7.7
Exchange differences	4.8	–	(0.8)	2.1	6.1
Other	–	(1.1)	–	(0.8)	(1.9)
At 31 December 2005	**52.9**	**16.9**	**1.5**	**59.0**	**130.3**

Deferred tax liabilities of £15.0 million (2004: £5.8 million) have been set against the deferred tax assets recognised above as they relate to the same tax group.

In addition the Group has recognised the following deferred tax liabilities and movements thereon in 2005 and 2004:

	Brands £m	Associate earnings £m	Other short-term temporary differences £m	Total £m
At 1 January 2004	319.2	7.6	1.2	328.0
Charge to income	–	2.2	1.4	3.6
Exchange differences	(19.3)	0.6	(0.6)	(19.3)
At 31 December 2004	299.9	10.4	2.0	312.3
Impact of adoption of IAS 32 and IAS 39 on 1 January 2005	–	–	9.6	9.6
Acquisition of subsidiaries	143.6	–	13.8	157.4
(Credit)/charge to income	(11.5)	1.6	(4.2)	(14.1)
Exchange differences	72.3	0.4	(4.8)	67.9
At 31 December 2005	**504.3**	**12.4**	**16.4**	**533.1**

At the balance sheet date, the Group has unused gross tax losses and other temporary differences of £2,734.2 million available for offset against future profits. A deferred tax asset has been recognised in respect of the tax benefit of £429.9 million of such losses. No deferred tax asset has been recognised in respect of the remaining £2,304.3 million as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in unrecognised temporary differences are losses of £362.7 million that will expire by 2020 (a further £160.1 million will expire after this date). £1,686.4 million of losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £5,087.1 million (2004: £3,766.5 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

18. Inventories
The following are included in the net book value of inventories:

	2005 £m	2004 £m
Work in progress	**279.8**	216.5
Inventories	**1.7**	4.1
	281.5	220.6

19. Trade and other receivables
The following are included in trade and other receivables:

Amounts falling due within one year:

	2005 £m	2004 £m
Trade receivables	**3,999.3**	2,058.5
VAT and sales taxes recoverable	**43.0**	29.1
Corporate income taxes recoverable	**21.0**	24.2
Other debtors	**350.8**	238.1
Prepayments and accrued income	**381.4**	191.6
	4,795.5	2,541.5

Amounts falling due after more than one year:

	2005 £m	2004 £m
Other debtors	**115.8**	54.2
Prepayments and accrued income	**26.3**	5.3
	142.1	59.5

Movements on bad debt provisions were as follows:

	2005 £m	2004 £m
Balance at beginning of year	**63.1**	66.6
New acquisitions	**12.8**	1.5
Charged to operating costs	**11.1**	13.5
Exchange adjustments	**3.6**	(0.7)
Utilisations and other movements	**(10.5)**	(17.8)
Balance at end of year	**80.1**	63.1

The allowance for bad and doubtful debts is equivalent to 2.0% of gross trade accounts receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

20. Trade receivables within working capital facility

The following are included in trade receivables within the Group's working capital facilities:

	2005 £m	2004 £m
Gross trade receivables	–	545.7
Non-returnable proceeds	–	(261.0)
	–	284.7

The Group had a working capital facility in which certain trade receivables were assigned as security against the advance of cash. This security was represented by the assignment of a pool of trade receivables to a bankruptcy-remote subsidiary of the Group, with further assignment to the providers of this working capital facility. The financing provided against this pool took into account, inter alia, the risks that may have been attached to the individual receivables and the expected collection period.

The working capital facility is required to be presented as a bank borrowing under IAS 32 and IAS 39. As the Group has elected to apply IAS 32 and IAS 39 from 1 January 2005 the drawdown on the facility was transferred to debt on this date and the prior period has not been restated. The facility was repaid and cancelled on 31 August 2005.

On termination of the working capital facilities, the Group was not obliged to support any credit-related losses arising from the assigned receivables against which cash had been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest and that recourse against the Group is not available.

21. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2005 £m	2004 £m
Trade payables	**4,659.3**	2,885.3
Other taxation and social security	**161.4**	151.4
Payments due to vendors (earnout agreements)	**81.3**	146.6
Loan notes due to vendors	**13.6**	7.2
Liabilities in respect of put option agreements with vendors[1]	**50.4**	–
Other creditors and accruals	**1,258.2**	919.6
Deferred income	**604.2**	405.8
	6,828.4	4,515.9

Notes

[1] The recognition of liabilities in respect of put options arises from the adoption of IAS 32 and IAS 39. Prior years have not been restated as permitted by IFRS 1.

The Group considers that the carrying amount of trade and other payables approximates their fair value.

22. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2005 £m	2004 £m
Corporate income and other taxes payable	**372.8**	290.6
Payments due to vendors (earnout agreements)	**138.7**	152.0
Liabilities in respect of put option agreements with vendors[1]	**39.6**	–
Other creditors and accruals	**151.9**	94.0
	703.0	536.6

Notes

[1] The recognition of liabilities in respect of put options arises from the adoption of IAS 32 and IAS 39. Prior years have not been restated as permitted by IFRS 1.

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising deferred consideration and the directors' best estimates of future earnout related obligations:

	2005 £m	2004 £m
Within one year	**81.3**	146.6
Between one and two years	**71.9**	65.0
Between two and three years	**14.7**	61.0
Between three and four years	**20.3**	3.4
Between four and five years	**31.8**	21.4
Over five years	–	1.2
	220.0	298.6

23. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2005 £m	2004 £m
Bank overdrafts	**435.6**	333.0
Convertible bonds	–	150.1
Corporate bonds and bank loans	**22.2**	114.7
	457.8	597.8

The Group considers that the carrying amount of overdrafts and short-term borrowings approximates their fair value.

Amounts falling due after more than 1 year:

	2005 £m	2004 £m
Convertible bonds	**534.9**	446.2
Corporate bonds and bank loans	**926.5**	872.4
	1,461.4	1,318.6

The Group estimates that the fair value of corporate bonds is £1,474 million at 31 December 2005. The Group consider that the carrying amount of bank loans approximates their fair value.

The corporate bonds, convertible bonds, bank loans and overdrafts included within creditors fall due for repayment as follows:

	2005 £m	2004 £m
Within one year	**457.8**	597.8
Between one and two years	**446.2**	2.5
Between two and three years	**463.6**	453.3
Between three and four years	**58.2**	510.9
Between four and five years	–	–
Over five years	**493.4**	351.9
	1,919.2	1,916.4

24. Provisions for liabilities and charges

The movements in 2005 and 2004 were as follows:

	Property £m	Other £m	Total £m
1 January 2004	60.1	39.6	99.7
Charged to the income statement	0.6	2.7	3.3
New acquisitions	12.5	1.8	14.3
Utilised	(5.2)	(9.8)	(15.0)
Transfers	(0.6)	(7.8)	(8.4)
Exchange adjustments	(4.7)	(2.3)	(7.0)
31 December 2004	62.7	24.2	86.9
Charged to the income statement	3.9	14.3	18.2
New acquisitions	16.5	22.3	38.8
Utilised	(16.3)	(13.6)	(29.9)
Transfers	–	9.4	9.4
Exchange adjustments	0.9	7.4	8.3
31 December 2005	**67.7**	**64.0**	**131.7**

Other provisions comprise other liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include certain long-term employee benefits and contingent liabilities where the likelihood of settlement is considered probable.

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group's financial position or on the results of its operations.

25. Share-based payments

The Group charged the following amounts to the income statement in 2005 and 2004 in relation to share-based incentive plans:

	2005 £m	2004 £m
Stock options	**25.9**	29.4
Other share-based payments	**42.7**	29.4
	68.6	58.8

Further information on stock options is provided in note 28.

Other share-based payments

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group's ESOP Trusts. The most significant schemes are as follows:

Renewed Leadership Equity Acquisition Plan (Renewed LEAP)

Under Renewed LEAP, the most senior executives of the Group, including certain executive directors, commit WPP shares ('investment shares') in order to have the opportunity to earn additional WPP shares ('matching shares'). The number of matching shares which a participant can receive at the end of the fixed performance period (five years in the case of the 2005 grant and four years for the 2004 grant) is dependent on the performance (based on the Total Share Owner Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for the 2005 award is five shares (2004: four shares) for each investment share.

Long-Term Incentive Plans (LTIP)

For 2004 and prior years, senior executives of most Group operating companies participated in their respective company's long-term incentive plans, based on the achievement of three-year financial performance targets. These plans operated on a rolling three-year basis. The value of payments earned by executives over each performance period was typically based on the achievement of targeted improvements in the following performance measures over the relevant three-year period:
(i) average operating profit or profit before taxation;
(ii) average operating margin.
No grant was made for LTIP schemes in 2005 as a new incentive plan, the PSA, was introduced.

Performance Share Awards (PSA)
Grants of stock under PSA are dependent upon annual performance targets, typically one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and will vest two years after grant provided the individual concerned is continually employed by the Group throughout this time.

Leaders, Partners and High Potential Group
Stock option grants under the executive stock option plan were not significant in 2005 as the Group made grants of restricted stock (to be satisfied by stock from one of the Group's ESOP trusts) to participants instead. Performance conditions include continued employment over the three-year vesting period.

Valuation methodology
For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed in note 28, including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.

Market/Non-market conditions
Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. The Renewed LEAP scheme is subject to a number of performance conditions, including TSR, a market-based condition.

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year end, the relevant accrual for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

For schemes with market-based performance conditions, the probability of satisfying these conditions is assessed at grant date through a statistical model (such as the 'Monte Carlo Model') and applied to the fair value. This initial valuation remains fixed throughout the life of the relevant plan, irrespective of the actual outcome in terms of performance.

The following table sets out the number and weighted average fair value of grants made in respect of 2005 for each of the schemes described above:

	Number of shares granted m	Fair value at grant date Pence per share
Scheme		
Renewed LEAP[1]	0.7	574
Long-Term Incentive Plan (LTIP)[2]	n/a	n/a
Performance Share Award (PSA)[2]	4.6	640
Leaders, Partners and High Potential Group	2.9	558

Notes
[1] The number of shares granted in respect of Renewed LEAP represents the 'investment shares' committed by participants at grant date. The actual number of shares that will vest is dependent on the extent to which the relevant performance criteria are satisfied.
[2] The PSA grant in respect of 2005 took place in February 2006.

26. Provision for post-employment benefits
Companies within the Group operate a large number of pension schemes, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group's pension costs are analysed as follows:

	2005 £m	2004 £m
Defined contribution schemes	**59.3**	52.4
Defined benefit schemes charge to operating profit	**16.3**	12.0
Pension costs (note 5)	**75.6**	64.4
Expected return on pension scheme assets (note 7)	**(24.2)**	(21.3)
Interest on pension scheme liabilities (note 7)	**32.0**	30.8
	83.4	73.9

Defined benefit schemes
The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have been updated by the local independent qualified actuaries to 31 December 2005.

The Group has a policy of closing defined benefit schemes to new members which has been effected in respect of a significant number of the schemes. As a result, these schemes generally have an ageing membership population. In accordance with IAS 19, the actuarial calculations have been carried out using the Projected Unit Method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. The total contributions (for funded schemes) and benefit payments (for unfunded schemes) paid for 2005 amounted to £35.6 million (2004: £36.0 million).

(a) Assumptions
The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2005 % pa	2004 % pa	2003 % pa
North America			
Discount rate	**5.5**	5.7	6.3
Rate of increase in salaries	**4.0**	4.0	3.2
Inflation	**2.5**	3.0	3.0
Expected rate of return on equities	**7.9**	7.9	8.2
Expected rate of return on bonds[1]	**4.7**	4.8	4.8
Expected rate of return on cash	**3.0**	1.8	3.1
Weighted average return on assets	**6.7**	6.9	7.0
UK			
Discount rate	**4.7**	5.3	5.5
Rate of increase in salaries	**4.3**	4.3	3.6
Rate of increase in pensions in payment	**3.8**	3.8	3.8
Inflation	**2.8**	2.8	2.8
Expected rate of return on equities	**7.3**	7.5	7.5
Expected rate of return on bonds[1]	**4.5**	5.0	5.0
Expected rate of return on insured annuities	**4.7**	5.3	5.5
Expected rate of return on property	**7.0**	7.0	7.0
Expected rate of return on cash	**4.3**	3.0	3.0
Weighted average return on assets	**5.2**	5.7	5.8
Continental Europe			
Discount rate	**4.2**	4.5	5.3
Rate of increase in salaries	**2.9**	3.1	3.2
Rate of increase in pensions in payment	**1.6**	1.7	1.7
Inflation	**2.0**	2.0	2.0
Expected rate of return on equities	**6.7**	7.0	7.5
Expected rate of return on bonds[1]	**4.3**	4.5	5.0
Expected rate of return on property	**6.2**	6.4	7.0
Expected rate of return on cash	**2.5**	2.6	3.0
Weighted average return on assets	**5.4**	5.5	5.9
Asia Pacific, Latin America, Africa & Middle East			
Discount rate	**3.5**	3.1	2.8
Rate of increase in salaries	**3.6**	3.1	2.7
Inflation	**2.0**	1.5	1.6
Expected rate of return on bonds[1]	**3.2**	3.1	2.6
Expected rate of return on property	**11.0**	10.0	10.0
Expected rate of return on cash	**7.5**	7.3	7.3
Weighted average return on assets	**3.3**	3.1	2.7

Notes
[1] Expected rate of return on bonds assumptions reflect the yield expected on actual bonds held, whereas the discount rate assumptions are based on high-quality bond yields.

(b) Assets and liabilities
At 31 December, the fair value of the assets in the schemes, and the assessed present value of the liabilities in the schemes are shown in the following table:

	2005 £m	%	2004 £m	%
Group				
Equities	**164.2**	**36.2**	148.8	37.9
Bonds	**191.1**	**42.2**	157.7	40.1
Insured annuities	**73.2**	**16.1**	66.8	17.0
Property	**17.5**	**3.9**	14.8	3.8
Cash	**7.2**	**1.6**	4.8	1.2
Total fair value of assets	**453.2**	**100.0**	392.9	100.0
Present value of scheme liabilities	**(684.6)**		(595.2)	
Deficit in the schemes	**(231.4)**		(202.3)	

	2005 £m	2004 £m
Deficit in schemes by region		
North America	**(117.6)**	(102.9)
UK	**(54.4)**	(54.6)
Continental Europe	**(55.1)**	(41.3)
Asia Pacific, Latin America, Africa & Middle East	**(4.3)**	(3.5)
Deficit in the schemes	**(231.4)**	(202.3)

Some of the Group's defined benefit schemes are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded schemes, the benefit payments are made as and when they fall due. Pre-funding of these schemes would not be typical business practice.

Expected employer contributions and benefit payments in 2006 are £35.7 million and £31.5 million, respectively.

The following table shows the split of the deficit at 31 December 2005 and 2004 between funded and unfunded schemes. The deficit in the unfunded schemes in 2005 includes £13 million related to acquired plans. The average period over which the underfunding would typically be payable (working lifetimes for schemes with active members or lifetimes for schemes with predominantly retired members) is also shown in the table.

	2005 Deficit £m	**2005 Funding period years**	2004 Deficit £m	2004 Funding period years
Funded schemes by region				
North America	**43.8**	**8.1**	48.5	7.7
UK	**54.4**	**9.2**	54.6	10.1
Continental Europe	**2.4**	**13.8**	5.5	13.4
Asia Pacific, Latin America, Africa & Middle East	**2.4**	**13.6**	2.6	13.1
Deficit in the funded schemes	**103.0**	**9.0**	111.2	9.3
Unfunded schemes by region				
North America	**73.8**	**13.6**	54.3	13.0
UK	**–**	**–**	–	–
Continental Europe	**52.7**	**9.3**	35.8	9.4
Asia Pacific, Latin America, Africa & Middle East	**1.9**	**17.2**	1.0	17.4
Deficit in the unfunded schemes	**128.4**	**12.0**	91.1	11.6

For the Group's plans, the plans' assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual schemes. The 2006 weighted-average target allocations are shown below:

	2006 Weighted-Average Target Allocation
Equities	38.7%
Bonds and insured annuities	55.0%
Property/cash	6.3%

Establishing the expected long-term rates of investment return on pension assets is a judgemental matter. Management considers the types of investment classes in which our pension plan assets are invested and the expected compound return we can reasonably expect the portfolio to earn over time, which reflects forward-looking economic assumptions.

Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate. Regarding mortality assumptions, in the UK, mortality rates are calculated using the PA92 table, the main UK mortality table, projected to 2020 for current active and deferred vested members, and to 2005 for current pensioners. In the US, mortality rates are principally calculated using the RP 2000 table, commonly used in the US, projected for 10 years to build in an allowance for future improvements in life expectancy. Also, we periodically commission detailed asset and liability studies performed by third-party professional investment advisors and actuaries, which generate probability-adjusted expected future returns on those assets. These studies also project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories.

The studies performed at the time we set these assumptions supported the reasonableness of our return assumptions based on the target allocation of investment classes and the then current market conditions.

(c) Pension expense
The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance income and finance costs and amounts recognised in the statement of recognised income and expense (SORIE):

	2005 £m	2004 £m
Group		
Current service cost	**17.9**	11.8
Past service (income)/cost	**(1.4)**	0.1
(Gain)/loss on settlements and curtailments	**(0.2)**	0.1
Charge to operating profit	**16.3**	12.0
Expected return on pension scheme assets	**(24.2)**	(21.3)
Interest on pension scheme liabilities	**32.0**	30.8
Charge to profit before taxation for defined benefit schemes	**24.1**	21.5
Gain on pension scheme assets relative to expected return	**22.4**	13.5
Experience gains arising on the scheme liabilities	**3.6**	1.2
Changes in assumptions underlying the present value of the scheme liabilities	**(31.3)**	(40.3)
Movement in exchange rates	**(10.9)**	7.4
Actuarial loss recognised in SORIE	**(16.2)**	(18.2)

As at 31 December 2005 the cumulative amount of actuarial losses recognised in equity since 1 January 2001 was £116.5 million (31 December 2004: £100.0 million). Of this amount, £34.7 million was recognised since the 1 January 2004 adoption of IAS 19.

In accordance with IAS 19 certain other long-term employee benefits should be measured in the same manner as a defined benefit plan. For the period ended 31 December 2005 the adjustment to the SORIE for such plans is £0.3 million.

(d) Movement in scheme obligations
The following table shows an analysis of the movement in the scheme obligations for each accounting period:

	2005 £m	2004 £m
Change in benefit obligation		
Benefit obligation at beginning of year	**595.2**	547.0
Service cost	**17.9**	11.8
Interest cost	**32.0**	30.8
Plan participants' contributions	**0.6**	0.7
Actuarial loss	**27.7**	39.1
Benefits paid	**(38.4)**	(27.5)
Loss/(gain) due to exchange rate movements	**25.6**	(15.7)
Plan amendments	**(1.4)**	0.1
Acquisitions	**14.2**	11.1
Reclassification	**11.4**	n/a
Settlements	**(0.2)**	(2.2)
Benefit obligation at end of year	**684.6**	595.2

The reclassifications represent certain of the Group's benefit plans which are included in this footnote for the first time in 2005.

(e) Movement in scheme assets
The following table shows an analysis of the movement in the scheme assets for each accounting period:

	2005 £m	2004 £m
Change in plan assets		
Fair value of plan assets at beginning of year	**392.9**	348.1
Actual return on plan assets	**46.6**	34.8
Employer contributions	**35.6**	36.0
Plan participants' contributions	**0.6**	0.7
Benefits paid	**(38.4)**	(27.5)
Gain/(loss) due to exchange rate movements	**14.7**	(8.4)
Acquisitions	**1.2**	11.4
Settlements	**–**	(2.2)
Fair value of plan assets at end of year	**453.2**	392.9

(f) History of experience gains and losses

	2005 £m	2004 £m
Gain on pension scheme assets relative to expected return:		
Amount	**22.4**	13.5
Percentage of scheme assets	**4.9%**	3.4%
Experience gains arising on the scheme liabilities:		
Amount	**3.6**	1.2
Percentage of the present value of the scheme liabilities	**0.5%**	0.2%
Total loss recognised in SORIE:		
Amount	**(16.2)**	(18.2)
Percentage of the present value of the scheme liabilities	**(2.4%)**	(3.1%)

27. Derivative financial instruments

Risk management policies

Foreign currency
The Group's results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

Interest rate risk
The Group is exposed to interest rate risk on both interest bearing assets and interest bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure while recognising that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

Liquidity risk
The Group actively maintains a mixture of long-term and short-term committed facilities that are designed to ensure the Group has sufficient available funds to meet current and forecast financial requirements as cost effectively as possible. As at 31 December 2005 the Group has a committed credit facility of £931 million which was undrawn.

Credit risk
The Group's principal financial assets are bank balances and cash, trade and other receivables and investments, which represent the Group's maximum exposure to credit risk in relation to financial assets.

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

A relatively small number of clients contribute a significant percentage of the Group's consolidated revenues. The Group's clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Group's clients will continue to utilise the Group's services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Group's largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group's prospects, business, financial condition and results of operations.

Currency derivatives

The Group utilises currency derivatives to hedge significant future transactions and cash flows. The Group is a party to a variety of foreign currency forward contracts in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group's principal markets.

At the balance sheet date, the total notional amount of outstanding forward foreign exchange contracts designated under IAS 32 and IAS 39 are as below:

	2005 £m
Forward foreign currency contracts	188.2

These arrangements are designed to address significant exchange exposures for the first half of 2006, and are renewed on a revolving basis as required.

At 31 December 2005, the fair value of the Group's currency derivatives is estimated to be a net liability of approximately £9.3 million. These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £5.7 million assets included in trade and other receivables and £15.0 million liabilities included in trade and other payables. The fair value movement of currency derivatives during the year that are designated and effective as net investment hedges amounts to £7.7 million and has been charged to and deferred in equity.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to £4.4 million and has been charged to expense for the year.

The Group currently designates its foreign currency denominated debt and cross currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

Interest rate swaps

The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowings. Contracts with nominal values of €400 million have fixed interest receipts at 6.00% up until June 2008 and have floating interest payments averaging EURIBOR plus 2.185%.

The fair value of swaps entered into at 31 December 2005 is estimated to be a liability of £13.1 million. These amounts are based on market values of equivalent instruments at the balance sheet date. All of these interest rate swaps are designated and effective as fair value hedges and the fair value movement thereon have been recognised in the income statement.

In 2005 the Group terminated interest rate swaps for proceeds of £7.4 million.

2004 UK GAAP disclosures

The accounting policy under UK GAAP for the year ended 31 December 2004 was as follows:

For a forward foreign exchange contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group's operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the Group's financial statements.

For an interest rate swap to be treated as a hedge the instrument must be related to actual assets or liabilities or a probable commitment and must change the nature of the interest rate by converting a fixed rate to a variable rate or vice versa. Interest differentials under these swaps are recognised by adjusting net interest payable over the periods of the contracts.

The following disclosures are in compliance with FRS 13 (Derivatives and other financial instruments: disclosures) as applied by the Group under UK GAAP for 2004. Financial assets and financial liabilities are defined differently under IFRS and UK GAAP and as such the amounts included in these captions below are not directly comparable to similar captions elsewhere in these accounts.

Derivative financial instruments

The fair value of derivatives, based on the amount that would be receivable or payable if the Group had sought to enter into such transactions, based on quoted market prices where possible, was as follows:

	31 Dec 2004 Swaps £m
Fair value	**15.7**
Book value	**(2.0)**

The book value above represents net accrued interest and the foreign translation difference on the principal amounts.

The Group's policy is to hedge the following exposures: interest rate risk – using interest rate swaps, caps and collars; currency swaps; and forward foreign currency contracts; structural and transactional currency exposures, and currency exposures on future expected sales – using currency swaps and forward foreign currency contracts.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Gains £m	Losses £m	Total net gains £m
Unrecognised gains and losses on hedges at 1 January 2004	**34.4**	**(3.1)**	**31.3**
Gains and losses arising in previous years that were recognised in 2004	**(3.4)**	**–**	**(3.4)**
Gains and losses arising in previous years that were not recognised in 2004	**31.0**	**(3.1)**	**27.9**
Gains and losses arising in 2004 that were not recognised in 2004	**2.0**	**–**	**2.0**
Unrecognised gains and losses on hedges at 31 December 2004	**33.0**	**(3.1)**	**29.9**
Gains and losses expected to be recognised in 2005	**5.0**	**–**	**5.0**
Gains and losses expected to be recognised in 2006 or later	**28.0**	**(3.1)**	**24.9**

The fair value of the above swaps has been obtained from a market data source.

Non-derivative financial instruments

The Group estimates that the aggregate fair value of non-derivative financial instruments at 31 December 2004 does not differ materially from their aggregate carrying values recorded in the consolidated balance sheet.

The Group has used the methods and assumptions detailed below to estimate the fair values of the Group's financial instruments.

Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings (including those drawn under the Revolving Credit Facilities) are considered to approximate fair value because of the short maturity of such instruments.

The fair value of our $950 million bonds, €650 million Eurobonds, $287.5 million convertible bonds and £450 million convertible bonds at 31 December 2004 was £1,616 million. This is calculated by reference to market prices at 31 December 2004. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange.

28. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m	Preference shares of £1 each	Nominal value £m
Authorised				
At 1 January 2005 – WPP 2005 Limited (formerly WPP Group plc)	1,750,000,000	175.0	–	–
At 31 December 2005 – WPP Group plc (formerly WPP 2005 plc)	1,750,000,000	175.0	–	–
Issued and fully paid				
At 1 January 2005	1,185,338,038	118.5	–	–
Exercise of share options	8,664,925	0.9	–	–
Share cancellations	(16,625,000)	(1.6)	–	–
Acquisitions	77,994,666	7.8	–	–
Other	1,277,411	0.1	–	–
At 24 October 2005 – shares in WPP 2005 Limited of 10p each	1,256,650,040	125.7	–	–
On formation of WPP 2005 plc	2	–	50,000	–
Group reconstruction – shares in WPP 2005 Limited exchanged for shares in WPP Group plc of 475p each	1,256,650,040	5,969.1	–	–
Capital reduction to 10p per ordinary share	–	(5,843.4)	–	–
Redemption/cancellation of shares	(2)	–	(50,000)	–
	1,256,650,040	125.7	–	–
Exercise of share options	949,332	0.1	–	–
Share cancellations	(4,700,000)	(0.5)	–	–
At 31 December 2005	**1,252,899,372**	**125.3**	**–**	**–**

On 25 October 2005 under a scheme of arrangement between WPP 2005 Limited (formerly WPP Group plc), the former holding company of the Group, and its shareholders under Section 425 of the Companies Act 1985, and as sanctioned by the High Court, all the issued shares in that company were cancelled and the same number of new shares were issued to WPP Group plc in consideration for the allotment to shareholders of one ordinary share in WPP Group plc for each ordinary share in WPP 2005 Limited held on the record date, 24 September 2005. In the above table the figures up to 24 October 2005 relate to shares in WPP 2005 Limited. Subsequent movements relate to shares in WPP Group plc.

WPP Group plc was incorporated on 16 August 2005, under the name WPP 2005 plc, with an authorised share capital of £8,312,550,000 and issued shares as follows:
- two ordinary shares of 475 pence; and
- 50,000 redeemable preference shares of £1 were issued to WPP Group (Nominees) Limited.

On 25 October 2005 as part of the scheme of arrangement noted above, a further 1,256,650,040 ordinary shares of 475 pence were issued, whereby WPP Group plc was interposed as the new holding company of the WPP Group. As required by Section 131 of the Companies Act 1985 (Merger Relief), no share premium was recognised. Subsequently, the entire issued redeemable preference share capital was redeemed at par, and the two ordinary shares cancelled.

On 27 October 2005 the share capital of WPP Group plc was reduced by reducing the nominal value of the ordinary shares from 475 pence to 10 pence as sanctioned by the High Court. As a result £5,843.4 million was added to retained earnings for both WPP Group plc and the Group. For the Company this amount is distributable.

Share options

WPP Executive Share Option Scheme

As at 31 December 2005, unexercised options over ordinary shares of 21,584,961 and unexercised options over ADRs of 8,155,501 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
176,990	1.269	2000-2006
608,015	2.040	2000-2007
347,299	2.140	1999-2006
734,260	2.335	1999-2006
6,037	2.535	2000-2007
1,113,935	2.835	2000-2007
1,371,156	2.930	2001-2008
5,022	3.030	2001-2008
25,550	3.270	2001-2008
59,350	3.763	2006-2013
29,500	4.136	2000-2008
19,160	4.210	2005-2006
3,169,595	4.210	2005-2012
72,812	4.210	2005-2013
61,316	4.210	2006-2012
127,877	4.438	2005-2012
41,170	4.615	2006-2013
51,247	4.615	2007-2013
104,375	4.705	2000-2008
2,210,910	4.865	2004-2011
35,064	4.865	2005-2011
61,668	5.185	2002-2009
2,000,000	5.490	2007-2014
27,288	5.520	2008-2014
31,411	5.535	2007-2008
3,004,836	5.535	2007-2014
6,124	5.535	2007-2015
38,524	5.535	2008-2014
2,848,316	5.595	2006-2013
22,501	5.595	2006-2014
40,334	5.595	2007-2013
23,772	5.595	2006-2007
429,018	5.700	2002-2009
29,511	5.725	2007-2014
30,145	5.817	2008-2015
36,565	5.895	2008-2015
6,705	5.895	2009-2015
52,271	6.105	2008-2015
590,764	6.163	2000-2009
7,005	6.280	2004-2011
41,750	6.328	2000-2009
417,228	7.052	2000-2010
64,165	7.180	2005-2012
41,291	7.550	2005-2006
572,936	7.550	2005-2012
4,302	7.550	2006-2012
10,437	7.569	2000-2009
73,250	8.110	2004-2011
2,985	8.110	2005-2011
45,634	8.193	2004-2011
16,700	8.769	2000-2010
10,438	8.996	2000-2010
580,528	9.010	2003-2010
11,575	9.010	2004-2010
34,344	10.770	2003-2010

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
90,768	9.186	2000-2006
20,514	9.186	2000-2007
575,976	14.767	2000-2007
120,741	30.080	2006-2013
33,244	30.080	2007-2013
1,466,722	33.200	2005-2012
59,455	34.057	2000-2008
2,881	34.702	2005-2012
8,644	34.702	2007-2012
1,182,950	35.380	2004-2011
15,991	37.520	2006-2013
290,665	44.610	2000-2009
324,478	46.475	2002-2009
48,698	46.556	2000-2009
1,245,783	47.410	2006-2013
11,481	48.204	2000-2010
1,548	48.450	2007-2014
4,175	50.299	2000-2010
26,038	50.670	2008-2015
1,232,433	50.800	2007-2014
383,574	51.048	2000-2010
42,221	51.220	2007-2014
6,524	52.400	2008-2015
37,370	53.030	2005-2012
25,050	53.443	2000-2009
86,005	54.042	2000-2009
292,652	54.050	2005-2012
18,439	54.230	2008-2015
5,039	54.570	2008-2015
8,350	55.314	2000-2009
16,600	55.740	2007-2014
33,400	56.287	2000-2009
40,783	57.020	2008-2015
6,976	57.338	2003-2010
30,070	58.238	2004-2011
17,040	58.886	2004-2011
3,007	59.656	2000-2010
6,263	60.479	2000-2010
60,899	62.110	2003-2010
2,415	62.110	2005-2010
244,105	63.263	2003-2010
2,923	63.773	2000-2010
1,670	71.781	2000-2010
1,587	72.605	2000-2010
16,849	84.485	2003-2010
2,505	84.731	2000-2010

WPP Worldwide Share Ownership Program

As at 31 December 2005, unexercised options over ordinary shares of 6,571,448 and unexercised options over ADRs of 873,035 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
53,550	2.695	2000-2007
167,825	3.400	2001-2008
63,000	3.903	2006-2007
1,560,150	3.903	2006-2013
25,400	3.903	2007-2013
54,975	4.210	2005-2012
11,375	4.210	2005-2013
9,500	5.210	2004-2011
290,150	5.315	2002-2009
7,500	5.315	2003-2009
50,125	5.435	2007-2008
5,875	5.435	2007-2011
1,198,623	5.435	2007-2014
18,125	5.435	2008-2014
15,000	5.775	2008-2015
14,250	5.990	2004-2011
6,500	6.195	2008-2012
1,468,075	6.195	2008-2015
11,000	6.195	2009-2015
29,250	7.180	2005-2006
559,725	7.180	2005-2012
12,500	7.180	2006-2012
512,400	7.790	2003-2010
7,500	7.790	2004-2010
410,075	7.960	2004-2011
9,000	7.960	2005-2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
245,710	30.800	2006-2013
198,120	49.880	2007-2014
108,445	53.030	2005-2012
90,120	56.480	2004-2011
230,640	59.520	2008-2015

Tempus Group plc 1998 Long Term Incentive Plan

As at 31 December 2005, unexercised options over ordinary shares of 409,293 have been granted under the Tempus Group plc 1998 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
243,063	2.260	2001-2008
56,713	4.920	2001-2011
12,147	4.930	2001-2011
40,505	4.970	2001-2009
2,023	4.980	2001-2009
20,254	5.580	2001-2011
34,588	6.000	2001-2010

The Grey Global Group, Inc. 1994 Stock Incentive Plan

As at 31 December 2005, unexercised options over ordinary shares of 288,136 and unexercised options over ADRs of 444,234 have been granted under the Grey Global Group, Inc. 1994 Stock Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
21,746	1.128	2005-2006
54,365	1.499	2005-2009
32,619	1.598	2005-2008
16,311	2.042	2005-2010
108,730	3.139	2005-2011
54,365	3.499	2005-2014

	Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
	2,892	8.990	2005-2006
	20,660	10.810	2005-2006
	78,589	14.370	2005-2009
	28,226	15.290	2005-2008
	1,609	15.500	2005-2009
	1,457	18.530	2005-2010
	88,202	19.540	2005-2010
	2,892	24.900	2005-2010
	7,263	26.420	2005-2010
	2,175	26.990	2005-2011
	2,914	27.290	2005-2011
	2,175	27.960	2005-2011
	7,089	28.210	2005-2013
	5,437	28.300	2005-2012
	4,545	29.410	2005-2011
	10,569	30.270	2005-2013
	20,660	30.830	2005-2012
	44,211	31.220	2005-2012
	6,371	31.420	2005-2012
	32,619	31.750	2005-2014
	6,264	31.940	2005-2014
	4,350	32.290	2005-2012
	10,874	33.500	2005-2014
	21,745	34.120	2005-2014
	6,525	34.740	2005-2013
	17,396	36.110	2005-2014
	6,525	41.160	2005-2014

The aggregate status of the WPP Share Option Schemes during 2005 was as follows:

Movement on options granted (represented in ordinary shares)

	1 January 2005 number	Granted number	Exercised number	Lapsed number	31 December 2005 number
WPP	70,273,273	3,550,811	(3,299,169)	(7,512,353)	63,012,562
Y&R	14,333,866	–	(3,298,020)	(749,319)	10,286,527
Tempus	417,394	–	(8,101)	–	409,293
Grey	–	5,869,825[1]	(3,183,071)	(177,448)	2,509,306
	85,024,533	9,420,636	(9,788,361)	(8,439,120)	76,217,688

Notes

[1] *Granted as consideration for the acquisition of Grey*

Options outstanding over ordinary shares

	Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
	1.128-10.770	5.008	84

Options outstanding over ADRs

	Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
	8.990-84.731	41.430	86

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2005	2004
Fair value of UK options (shares)	**209.3p**	205.5p
Fair value of US options (ADRs)	**$18.42**	$18.38
Weighted average assumptions:		
UK Risk-free interest rate	**4.77%**	4.27%
US Risk-free interest rate	**4.06%**	3.16%
Expected life (months)	**48**	48
Expected volatility	**40%**	45%
Dividend yield	**1.4%**	1.0%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average share price of the Group for the year ended 31 December 2005 was £5.88 (2004: £5.55) and the weighted average ADR price for the same period was $53.24 (2004: $50.93).

Expected volatility is sourced from external market data and represents the historic volatility in the Group's share price over a period equivalent to the expected option life.

Terms of share option plans

The Worldwide Share Ownership Program is open for participation to employees with at least two years' employment in the Group. It is not available to those participating in other share-based incentive programs or to executive directors. The vesting period for each grant is three years and there are no performance conditions other than continued employment with the Group.

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to parent company executive directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Share Owner Return) and EPS (Earnings per Share) objectives, as well as continued employment. In 2005, the Group moved away from the issuance of stock options for Leaders, Partners and High Potential Group and instead largely made grants of restricted stock (note 25).

The Group grants stock options with a life of ten years, including the vesting period. The terms of stock options with performance conditions are such that if, after nine years and eight months, the performance conditions have not been met, then the stock option will vest automatically.

29. Equity share owners' funds

Movements during the year were as follows:

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves £m	Own[1] Shares £m	Retained earnings £m	Total £m
Balance at 1 January 2004	118.7	955.3	130.0	2,921.0	2.1	(307.8)	(829.1)	2,990.2
Ordinary shares issued	1.1	46.9	(23.1)	10.2	–	–	(2.3)[2]	32.8
Share issue/cancellation costs	–	–	–	(0.3)	–	–	(0.5)	(0.8)
Share cancellations	(1.3)	–	–	–	1.3	–	(73.6)	(73.6)
Exchange adjustments on foreign currency net investments	–	–	–	–	(102.7)	–	–	(102.7)
Net profit for the year	–	–	–	–	–	–	273.0	273.0
Dividends paid	–	–	–	–	–	–	(81.6)	(81.6)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	58.8	58.8
Tax benefit of share-based payments	–	–	–	–	8.7	–	–	8.7
Net disposal of own shares by ESOP Trusts	–	–	–	–	–	30.1	(45.0)	(14.9)
Actuarial loss on defined benefit schemes	–	–	–	–	–	–	(18.2)	(18.2)
Deferred tax on defined benefit pension schemes	–	–	–	–	–	–	3.3	3.3
Transfer to goodwill	–	–	(57.0)	(10.3)	–	–	–	(67.3)
Other movements	–	–	–	–	–	–	3.4	3.4
Balance at 31 December 2004	**118.5**	**1,002.2**	**49.9**	**2,920.6**	**(90.6)**	**(277.7)**	**(711.8)**	**3,011.1**
Impact of adoption of IAS 32 and IAS 39 on 1 January 2005[3]	–	–	–	–	30.8	–	(92.9)	(62.1)
Reclassification due to Group reconstruction	5,843.4	(1,037.9)	–	(4,800.5)	(5.0)	–	–	–
Capital reduction to 10p per ordinary share	(5,843.4)	–	–	–	–	–	5,843.4	–
Ordinary shares issued in respect of acquisitions	7.8	0.7	19.7	478.2	–	–	–	506.4
Other ordinary shares issued	1.2	37.3	(32.4)	21.8	–	–	(9.6)[2]	18.3
Share issue/cancellation costs	–	(0.2)	–	(3.2)	–	–	(0.2)	(3.6)
Share cancellations	(2.1)	–	–	–	2.1	–	(123.3)	(123.3)
Exchange adjustments on foreign currency net investments	–	–	–	–	266.1	–	–	266.1
Net profit for the year	–	–	–	–	–	–	363.9	363.9
Dividends paid	–	–	–	–	–	–	(100.2)	(100.2)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	68.6	68.6
Tax benefit of share-based payments	–	–	–	–	–	–	12.9	12.9
Net disposal of own shares by ESOP Trusts	–	–	–	–	–	(15.2)	(13.8)	(29.0)
Actuarial loss on defined benefit schemes	–	–	–	–	–	–	(16.5)	(16.5)
Deferred tax on defined benefit pension schemes	–	–	–	–	–	–	3.6	3.6
Transfer to goodwill	(0.1)	–	–	(5.0)	–	–	–	(5.1)
Revaluation of other investments	–	–	–	–	21.0	–	–	21.0
Recognition of financial instruments during the year	–	–	–	–	(27.6)	–	–	(27.6)
Reclassification of equity component of convertible bond redeemed during the year	–	–	–	–	(29.5)	–	29.5	–
Balance at 31 December 2005	**125.3**	**2.1**	**37.2**	**(1,388.1)**	**167.3**	**(292.9)**	**5,253.6**	**3,904.5**

Other reserves comprise the following:

	Equity reserve £m	Hedging reserve £m	Revaluation reserve £m	Capital redemption reserve £m	Translation reserve £m	Total other reserves £m
Balance at 1 January 2004	–	–	–	2.1	–	2.1
Share cancellations	–	–	–	1.3	–	1.3
Exchange adjustments on foreign currency net investments	–	–	–	–	(102.7)	(102.7)
Tax benefit of share-based payments	8.7	–	–	–	–	8.7
Balance at 31 December 2004	**8.7**	**–**	**–**	**3.4**	**(102.7)**	**(90.6)**
1 January 2005 IAS 32 and IAS 39 adjustments:						
Recognition of equity component of convertible bonds	88.6	–	–	–	–	88.6
Recognition of additional financial liabilities required by IAS 39 (including put options)	(56.6)	(11.7)	–	–	10.5	(57.8)
Impact of adoption of IAS 32 and IAS 39 on 1 January 2005	32.0	(11.7)	–	–	10.5	30.8
Reclassification due to Group reconstruction	–	–	–	(5.0)	–	(5.0)
Share cancellations	–	–	–	2.1	–	2.1
Exchange adjustments on foreign currency net investments	–	–	–	–	266.1	266.1
Revaluation of other investments	–	–	21.0	–	–	21.0
Recognition of financial instruments during the year	(27.6)	–	–	–	–	(27.6)
Reclassification of equity component of convertible bond redeemed during the year	(29.5)	–	–	–	–	(29.5)
Balance at 31 December 2005	**(16.4)**	**(11.7)**	**21.0**	**0.5**	**173.9**	**167.3**

Notes

1 The Company's holdings of own shares are stated at cost and represent purchases by the Employee Share Ownership Plan ('ESOP') trusts of shares in WPP Group plc for the purpose of funding certain of the Group's long-term incentive plan liabilities, details of which are disclosed in the Compensation committee report on pages 116 to 131.

The trustees of the ESOP purchase the Company's ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs.

The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2005 was 53,297,356 (2004: 51,657,256) and £335.2 million (2004: £296.0 million) respectively.

2 Represents the difference between the legal share capital and premium, recorded on the issue of new shares to satisfy option exercises, and the cash proceeds received on exercise.

3 The impact of IAS 32 and IAS 39 on equity share owners' funds at 1 January 2005 is analysed further on page 176.

Reconciliation of movements in consolidated equity share owners' funds for the year ended 31 December 2005:

	2005 £m	2004 £m
Net profit for the year	**363.9**	273.0
Dividends paid	**(100.2)**	(81.6)
	263.7	191.4
Non-cash share-based incentive plans (including stock options)	**68.6**	58.8
Exchange adjustments on foreign currency net investments	**266.1**	(102.7)
Ordinary shares issued in respect of acquisitions	**506.4**	–
Share issue/cancellation costs	**(3.6)**	(0.8)
Other ordinary shares issued	**18.3**	32.8
Share cancellations	**(123.3)**	(73.6)
Actuarial loss on defined benefit schemes	**(16.5)**	(18.2)
Deferred tax on defined benefit pension schemes	**3.6**	3.3
Net disposal of own shares by ESOP Trusts	**(29.0)**	(14.9)
Transfer to goodwill	**(5.1)**	(67.3)
Tax benefit of share-based payments	**12.9**	8.7
Revaluation of other investments	**21.0**	–
Recognition of financial instruments during the year	**(27.6)**	–
Other movements	**–**	3.4
Net additions to equity share owners' funds	**955.5**	20.9
Opening equity share owners' funds	**3,011.1**	2,990.2
Impact of adoption of IAS 32 and IAS 39 on 1 January 2005	**(62.1)**	–
Closing equity share owners' funds	**3,904.5**	3,011.1

30. Acquisitions

Acquisition of Grey Global Group, Inc

On 7 March 2005 the Company finalised its acquisition of Grey Global Group, Inc (Grey). The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group:

	Book value at acquisition £m	Accounting policy alignments £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	0.3	(0.2)	319.2	319.3
Property, plant and equipment	68.3	(5.8)(i)	(0.7)	61.8
Interests in associates and other investments	13.4	5.0(ii)	0.8	19.2
Current assets	1,170.8	–	(3.1)	1,167.7
Total assets	**1,252.8**	**(1.0)**	**316.2**	**1,568.0**
Current liabilities	(1,067.7)	(4.2)	(65.2)	(1,137.1)
Bonds and bank loans	(143.3)	(6.8)	–	(150.1)
Trade and other payables due after one year	(52.3)	(0.5)	(34.4)	(87.2)
Deferred taxes	(3.6)	–	(141.3)	(144.9)
Provisions	(12.8)	(3.4)(iii)	(32.5)(iv)	(48.7)
Total liabilities	**(1,279.7)**	**(14.9)**	**(273.4)**	**(1,568.0)**
Net (liabilities)/assets	**(26.9)**	**(15.9)**	**42.8**	**–**
Minority interest				(8.1)
Goodwill				935.9
Consideration				927.8
Considered satisfied by:				
Cash				376.0
Shares issued				486.0
Shares to be issued				19.4
Capitalised acquisition costs				46.4

Notes

Accounting policy alignments

These comprise adjustments to bring the assets and liabilities of Grey into compliance with WPP Group plc's accounting policies principally in relation to:

(i) Application of the Group's depreciation policies to property, plant and equipment acquired;

(ii) Revaluation of unlisted investments to fair value; and

(iii) Adjustment for the application of IAS 19 for accounting for defined benefit schemes.

Fair value adjustments

These comprise adjustments to bring the book value of the assets and liabilities of Grey to fair value principally in relation to recognition of intangible assets and related taxes and:

(iv) Recognition of obligations under overseas property contracts and revaluation of other leasing arrangements to fair value, and provision for certain contingent liabilities where the likelihood of settlement is considered probable at the date of acquisition.

Net cash (outflows)/inflows in respect of Grey comprised:

	£m
Cash consideration	(376.0)
Cash at bank and in hand acquired	209.4
Bank overdrafts acquired	(31.2)
Share issue and acquisition costs	(49.6)
	(247.4)

The post-acquisition contribution of Grey to the Group was £695.0 million to revenue, £68.6 million to operating profit and £93.3 million to Headline PBIT.

Other acquisitions

The Group also acquired a number of other subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. *The fair value adjustments for certain acquisitions included in the table below have been determined provisionally at the balance sheet date.*

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	15.4	36.3	51.7
Property, plant and equipment	8.6	–	8.6
Interests in associates and other investments	–	7.0	7.0
Current assets	123.1	(0.2)	122.9
Total assets	**147.1**	**43.1**	**190.2**
Current liabilities	(143.8)	–	(143.8)
Trade and other payables due after one year	(23.1)	(1.1)	(24.2)
Deferred taxes	(0.1)	(12.4)	(12.5)
Provisions	–	(3.1)	(3.1)
Total liabilities	**(167.0)**	**(16.6)**	**(183.6)**
Net (liabilities)/assets	**(19.9)**	**26.5**	**6.6**
Minority interest			(2.6)
Goodwill			174.8
Consideration			178.8
Considered satisfied by:			
Cash			120.4
Payments due to vendors			56.1
Capitalised acquisition costs			2.3

The post-acquisition contribution of other acquisitions to the Group was £62.4 million to revenue, £6.0 million to operating profit and £6.7 million to Headline PBIT.

If all acquisitions had been completed on the first day of the financial year, Group revenues for the period would have been £5,546.4 million, Group operating profit would have been £657.8 million and Headline PBIT would have been £763.6 million.

31. Principal subsidiary undertakings

The principal subsidiary undertakings of the Group are:

	Country of Incorporation
Grey Global Group, Inc	US
J. Walter Thompson Company, Inc	US
GroupM Worldwide, Inc	US
The Ogilvy Group, Inc	US
Young & Rubicam, Inc	US

All of these subsidiaries are operating companies and are 100% owned by the Group.

A more detailed listing of the operating subsidiary undertakings is given on pages 10 and 11. The Company directly or indirectly holds controlling interests in the issued share capital of these undertakings with the exception of those specifically identified.

Advantage has been taken of Section 231(5) of the Companies Act 1985 to list only those undertakings required by that provision, as an exhaustive list would involve a statement of excessive length. A full listing of the Company's subsidiary undertakings is included in the Company's Annual Return.

32. Reconciliation to non-GAAP measures of performance

Reconciliation of Headline PBIT and Headline PBT under IFRS to 2004 UK GAAP

	Margin %	2005 £m	Margin %	2004 £m
Revenue		**5,373.7**		4,299.5
Headline PBIT (IFRS)	**14.0%**	**754.8**	13.0%	560.2
Share-based payments (IFRS 2)	**0.6%**	**32.4**	0.7%	28.9
Accounting for associates (IAS 28)	**0.4%**	**20.1**	0.4%	18.6
		52.5		47.5
Headline PBIT (2004 UK GAAP)	**15.0%**	**807.3**	14.1%	607.7
Headline PBT (IFRS)		**669.0**		489.6
Adjustments to Headline PBIT (as above)		**52.5**		47.5
Additional interest on convertible debt (IAS 32)		**13.8**		–
Interest on associates (IAS 28)		**(0.1)**		(0.1)
Headline PBT (2004 UK GAAP)		**735.2**		537.0

Reconciliation of profit before interest and taxation to Headline PBIT for the year ended 31 December 2005:

	2005 £m	2004 £m
Profit before interest and taxation	**686.7**	505.0
Profits on disposal of equity investments	**(4.3)**	(3.0)
Investment write-downs	**–**	5.0
Goodwill impairment	**46.0**	40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses	**1.1**	12.6
Amortisation of acquired intangible assets	**25.3**	–
Headline PBIT	**754.8**	560.2
Finance income	**87.6**	77.7
Finance charges (excluding revaluation of financial instruments)	**(173.4)**	(148.3)
	(85.8)	(70.6)
Interest cover on Headline PBIT[1]	**8.8 times**	7.9 times

[1] The finance charges for the year ended 31 December 2005 of £173.4 million shown above include £13.8 million arising from the change in accounting for the Group's convertible bonds under IFRS. Interest cover on a comparable basis with prior years would be 10.5 times.

Reconciliation of profit before taxation to Headline PBT and Headline earnings for the year ended 31 December 2005:

	2005 £m	2004 £m
Profit before taxation	**592.0**	434.4
Profits on disposal of equity assets	**(4.3)**	(3.0)
Investment write-downs	**–**	5.0
Goodwill impairment	**46.0**	40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses	**1.1**	12.6
Amortisation of acquired intangible assets	**25.3**	–
Revaluation of financial instruments	**8.9**	–
Headline PBT	**669.0**	489.6
Taxation	**(194.0)**	(135.0)
Minority interests	**(34.1)**	(26.4)
Headline earnings	**440.9**	328.2
Ordinary dividends	**100.2**	81.6
Dividend cover on Headline earnings	**4.4 times**	4.0 times

Calculation of Headline EBITDA:

	2005 £m	2004 £m
Headline PBIT (as above)	**754.8**	560.2
Depreciation of property, plant and equipment	**111.4**	96.7
Amortisation of other intangible assets	**10.7**	6.7
Headline EBITDA	**876.9**	663.6

Headline PBIT margins before and after share of results of associates:

	Margin %	2005 £m	Margin %	2004 £m
Revenue		**5,373.7**		4,299.5
Headline PBIT	**14.0%**	**754.8**	13.0%	560.2
Share of results of associates		**33.9**		29.5
Headline operating profit (Headline PBIT excluding share of results of associates)	**13.4%**	**720.9**	12.3%	530.7

Calculation of effective tax rate on Headline profit before tax:

	2005 £m	2004 £m
Taxation	**(194.0)**	(135.0)
Headline PBT	**669.0**	489.6
Effective tax rate on Headline profit before tax	**29.0%**	27.6%

Headline diluted earnings per ordinary share:

	2005 £m	2004 £m
Headline earnings	**440.9**	328.2
Earnings adjustment:		
Dilutive effect of convertible bonds	–	12.2
Weighted average number of ordinary shares	**1,224,804,570**	1,219,588,084
Headline diluted earnings per ordinary share	**36.0p**	27.9p

Reconciliation of free cash flow for the year ended 31 December 2005

	2005 £m	2004 £m
Cash generated by operations	**1,020.3**	690.0
Plus:		
Interest received	**62.4**	48.9
Investment income	**5.6**	–
Dividends from associates	**13.4**	18.5
Issue of shares	**20.3**	17.9
Proceeds on disposal of property, plant and equipment	**6.7**	9.3
Profits on disposal of equity interests	**4.3**	3.0
Less:		
Movements in working capital and provisions	**(107.6)**	4.8
Loss on sale of property, plant and equipment	**(1.1)**	(1.9)
Amounts written-off investments	**–**	(5.0)
Interest and similar charges paid	**(128.2)**	(99.7)
Purchases of property, plant and equipment	**(160.5)**	(89.7)
Purchases of other intangible assets (including capitalised computer software)	**(10.8)**	(5.9)
Corporation and overseas tax paid	**(136.0)**	(101.3)
Dividends paid to minority shareholders in subsidiary undertakings	**(24.0)**	(22.5)
Free cash flow	**564.8**	466.4

Company balance sheet

As at 31 December 2005

	Notes	2005 £m
Fixed assets		
Investments	34	**5,971.3**
		5,971.3
Current assets		
Debtors	35	**41.0**
Creditors: amounts falling due within one year	36	**(33.9)**
Net current assets		**7.1**
Total assets less current assets		**5,978.4**
Net assets		**5,978.4**
Capital and reserves		
Called-up share capital	37	**125.3**
Share premium account	37	**2.1**
Shares to be issued	37	**37.2**
Other reserves	37	**0.5**
Profit and loss account	37	**5,813.3**
Equity share owners' funds		**5,978.4**

The accompanying notes form an integral part of this balance sheet.

Signed on behalf of the Board on 11 May 2006:

Sir Martin Sorrell
Group chief executive

P W G Richardson
Group finance director

As provided by Section 230, Companies Act 1985, the profit and loss account for the Company has not been presented. Included within the consolidated income statement for the year ended 31 December 2005 is a loss of £3.4 million.

Notes to the Company balance sheet

33 Accounting policies
The principal accounting policies of WPP Group plc (the Company) are summarised below. They have all been applied consistently throughout the period from 16 August 2005, the date of incorporation, to 31 December 2005.

a) Basis of accounting
The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards and law.

b) Translation of foreign currency
Foreign currency transactions arising from operating activities are translated from local currency into pounds sterling at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the period end are translated at the period end exchange rate. Foreign currency gains or losses are credited or charged to the profit and loss account as they arise.

c) Investments
Fixed asset investments are stated at cost less provision for impairment.

d) Taxation
Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax assets and liabilities are not discounted.

34 Fixed asset investments
The following are included in the net book value of fixed asset investments:

	Subsidiary undertakings £m
Additions	5,971.3
31 December 2005	**5,971.3**

Fixed asset investments represent 100% of the issued share capital of WPP 2005 Limited, a company incorporated in Great Britain. The fixed asset investment was purchased in a share-for-share exchange.

35 Debtors
The following are included in debtors:

	2005 £m
Amounts owed by subsidiary undertakings	**41.0**

36 Creditors: amounts falling due within one year
The following are included in creditors falling due within one year:

	2005 £m
Bank loans and overdrafts	**33.9**

37 Equity share owners' funds
Movements during the period were as follows:

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Other reserves £m	Profit and loss account £m
Ordinary shares issued under the scheme of arrangement	5,969.1	–	–	–	–
Shares to be issued in respect of acquisitions	–	–	40.7	–	–
Capital reduction to 10p per ordinary share	(5,843.4)	–	–	–	5,843.4
Other ordinary shares issued	0.1	2.1	(3.5)	–	–
Share cancellations	(0.5)	–	–	0.5	(26.7)
Retained loss for the period	–	–	–	–	(3.4)
	125.3	**2.1**	**37.2**	**0.5**	**5,813.3**

Other reserves at 31 December 2005 comprise a capital redemption reserve of £0.5 million.

At 31 December 2005 the Company's distributable reserves amounted to £5,813.3 million. Further details of the Company's movements in share capital and the scheme of arrangement are shown in notes 28 and 29.

Reconciliation of movements in equity share owners' funds for the period ended 31 December 2005:

	2005 £m
Loss for the period	(3.4)
Ordinary shares issued under the scheme of arrangement	5,969.1
Shares to be issued in respect of acquisitions	40.7
Other ordinary shares issued	(1.3)
Share cancellations	(26.7)
Net additions to equity share owners' funds	**5,978.4**
Closing equity share owners' funds	**5,978.4**

Transition to IFRS

WPP Group plc (WPP) prepared its primary financial statements under UK Generally Accepted Accounting Practice (UK GAAP) for the years up to and including the year ended 31 December 2004. For periods beginning on or after 1 January 2005, all listed companies in the European Union, including WPP, are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards including International Accounting Standards (IFRS). WPP's date of transition to IFRS is 1 January 2004 (the transition date).

The effects of the transition from UK GAAP to IFRS on the Group's reported financial position and financial performance and cash flows for 2004 is explained in the following schedules included in this section:

- IFRS 1 exemptions
- Key impact analysis
- Reconciliations of:
  - Income statement for the year ended 31 December 2004
  - Balance sheet as at 31 December 2004
  - Equity share owners' funds as at 1 January 2004
  - Equity share owners' funds as at 1 January 2005

IFRS 1 Exemptions

IFRS 1 (First-time adoption of International Financial Reporting Standards) allows a number of exemptions from the full requirements of IFRS for those companies adopting IFRS for the first time. WPP has taken advantage of certain of these exemptions as follows:

Financial instruments

The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 32 (Financial Instruments: Disclosure and Presentation) in respect of the year ended 31 December 2004. UK GAAP has continued to be applied in accounting for financial instruments in this period. The Group has adopted IAS 39 and IAS 32 with effect from 1 January 2005 and consequently restated the balance sheet at that date in accordance with the requirements of these standards, which generally means a recognition of financial instruments at fair value.

Business combinations

The Group has elected not to apply IFRS 3 (Business combinations) retrospectively to business combinations that completed prior to 1 January 2004.

Share-based payments

IFRS 2 applies to all share-based payments granted since 7 November 2002, but the Group has elected for full retrospective restatement as this better represents the ongoing charge to the income statement.

Presentation of financial information

The primary financial statements contained in this section have been presented substantially in accordance with the requirements of IAS 1 (Presentation of Financial Statements). The presentation has been used in this section for a more clear illustration of comparisons between IFRS and UK GAAP.

Summary reported income statement:

	2004 UK GAAP	2004 IFRS
Revenue	£4,300m	£4,300m
PBIT[1]	£529m	£507m
PBIT margin	12.3%	11.8%
PBT	£457m	£434m
Earnings	£292m	£273m
Diluted earnings per share	25.0p	23.4p

Notes

[1] PBIT before amounts written off fixed asset investments.

Headline PBIT, Headline PBT and Headline earnings

As a result of the change in presentation in the income statement in respect of income from associates, as well as other changes described below, the Group has redefined certain of its key performance metrics or 'Headline' profits and margins. An analysis of how the Group is calculating these under IFRS is presented in note 32 to the financial statements.

	2004 UK GAAP	2004 IFRS
Revenue	£4,300m	£4,300m
Headline PBIT	£608m	£560m
Headline PBIT margin	14.1%	13.0%
Headline PBT	£537m[1]	£490m
Headline earnings	£373m[1]	£328m
Headline diluted earnings per share	31.6p[1]	27.9p

Notes

[1] Restated to include interest on defined benefit pension schemes of £10m as a deduction from Headline profits.

Key impact analysis

The principal differences between UK GAAP and IFRS as they apply to WPP are set out below.

Changes in presentation of financial statements

The financial statements in this section have been prepared substantially in accordance with IAS 1 (Presentation of Financial Statements). The most significant presentational differences arising from this change in format are as follows:

Income from associates

In the current income statement format, in accordance with UK GAAP, the Group separately presents its share of operating profit, interest, minority interests and tax from associate undertakings. Under IAS 1, these results are aggregated into a single line in the income statement. The effect is to reduce reported profit before interest and taxes by £19m in 2004, although there is no impact on earnings.

IFRS 2 Share-based payment

Under UK GAAP, where the Group grants share options at a strike price equal to or greater than the market price on the date of the grant, no compensation expense is recognised. For share awards other than stock options, the charge to the Group's income statement is based on the intrinsic value (market value on grant date) of the award, spread over the relevant performance period, in accordance with UITF 38 (Accounting for ESOP trusts). IFRS 2 requires that share-based payments (including share options) are recognised in the income statement as an expense, spread over the relevant vesting period using a fair value model. The Group has used a Black-Scholes valuation model for this purpose.

IFRS 2 permits prospective adoption for grants made after November 2002, but the Group has chosen to adopt IFRS 2 on a full retrospective basis, for all option and share award grants as the resulting charge better reflects the ongoing impact on the Group. The impact on the income statement for the year ended 31 December 2004 is an after-tax charge of £27 million.

Deferred tax is provided based upon the expected future tax deductions relating to share-based payment transactions, and is recognised over the vesting period of the relevant share award schemes. For the year ended 31 December 2004, this results in an additional deferred tax credit to the income statement of £2 million.

IFRS 3 Business combinations
The Group has elected not to apply IFRS 3 retrospectively to business combinations completed prior to 1 January 2004, an exemption permitted by IFRS 1.

IFRS 3 prohibits amortisation of goodwill and instead requires impairment testing at least annually. Under UK GAAP, WPP amortised a number of acquisitions where the life of the goodwill is determined to be finite. In the IFRS financial information presented, this amortisation has been reversed from the date of transition and the relevant goodwill tested for impairment at 31 December 2004.

The Group has also conducted an impairment review of goodwill at 1 January 2004, in accordance with the requirements of IAS 36 (Impairment of Assets).

The impact on the income statement for the year ended 31 December 2004 is to eliminate goodwill amortisation of £42.5 million. No additional impairment of goodwill arose at 1 January 2004, however there was additional impairment of £5 million for the year ended 31 December 2004.

When the Group makes acquisitions, deferred tax assets are established in relation to tax losses and other tax attributes to the extent that it is probable that they will be utilised in the future. If the performance and profits of acquisitions are higher than originally anticipated then the Group may recognise the additional tax benefit of unbooked tax attributes in the IFRS income statement. IFRS 3 and IAS 12 (Income Taxes) require a write-down of goodwill equal to the tax benefit of any tax attributes that are subsequently recognised if a deferred tax asset has not been established at the time of acquisition. The write-down of goodwill adjusts goodwill in the balance sheet to the amount it would have been had a deferred tax asset been established on all of the tax attributes utilised. Due to the better than expected performance of certain acquisitions in the year ended 31 December 2004 there was an additional goodwill adjustment of £13 million charged to operating profit relating to the utilisation of pre-acquisition tax attributes that previously could not be recognised due to insufficient evidence that they were recoverable. The Group expects the annual goodwill adjustment to be lower in the future.

IAS 21 requires goodwill and fair value adjustments on acquisitions to be recorded in the functional currency of the acquiree rather than the functional currency of the acquirer. As permitted by IFRS 1 we are applying IAS 21 retrospectively to goodwill and fair value adjustments arising in business combinations that occurred before the date of transition to IFRS. We have retranslated our goodwill and corporate brands on this basis which has resulted in a decrease in the carrying value of these assets at 31 December 2004 of £679 million, and an equivalent reduction in equity.

IFRS 1 has a further impact in that goodwill previously written off to reserves under UK GAAP is not recycled to the income statement in the event of the disposal of the business concerned.

IAS 38 Intangible assets
The Group has also applied IAS 38 to acquisitions completed since the initial adoption date which has resulted in the recognition of intangible assets of £7 million at 31 December 2004 which would not qualify for recognition under UK GAAP. These largely comprise corporate brand names.

These intangibles are amortised over their useful economic lives, which vary depending on the individual characteristics of the intangibles concerned, but are no more than 10 years. The impact on the income statement for the year ended 31 December 2004 is not material.

Under UK GAAP, capitalised computer software is included within tangible fixed assets on the balance sheet. Under IFRS, only computer software that is integral to a related item of hardware should be included as property, plant and equipment. All other capitalised computer software should be shown as an intangible asset.

Accordingly, a reclassification of £24 million has been made in the 31 December 2004 balance sheet from property, plant and equipment to intangible assets.

IAS 28 Investments in associates
IFRS requires equity accounting for associates' losses to cease at the point that the carrying value of the net assets of the relevant associate are nil. Further losses are only accrued if the investor has a legal or constructive obligation for the losses.

The Group has therefore ceased to recognise equity losses where the net assets of the associate concerned are nil or negative, where appropriate. This did not result in any impact on the 2004 income statement.

IAS 10 Events after the balance sheet date
IAS 10 does not permit dividends proposed after the balance sheet date to be recognised as a liability at that date because they do not represent a present obligation as defined by IAS 27 (Provisions, Contingent Liabilities and Contingent Assets).

The impact of this change is to exclude the final dividend of £62 million from the income statement for the year ended 31 December 2004, but include the prior year final dividend of £52 million as an expense in 2004. This results in a net increase in retained profit of £10 million. The respective restated balance sheets at 31 December 2004 and 1 January 2004 exclude these dividends.

IAS 19 Employee benefits
The Group fully implemented the UK Accounting Standard FRS 17 (Retirement Benefits) in 2001. The treatment of pension benefits under FRS 17 is similar to IAS 19 and the Amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures adopted by the IASB in December 2004, which encourages early adoption prior to its expected effective date of 1 January 2006.

IAS 32 and IAS 39 Financial instruments
The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 32 and IAS 39 in respect of the year ended 31 December 2004. UK GAAP has continued to be applied to financial instruments in this period.

The Group has therefore adopted IAS 32 and IAS 39 on 1 January 2005 and consequently restated the opening balance sheet at that date to an IFRS basis in compliance with these standards.

The most significant impact on the income statement of adopting IAS 32 and IAS 39 at 1 January 2005 was as follows:

Convertible bonds
Under UK GAAP, convertible bonds are reported as a liability unless conversion actually occurs, and no gain or loss is recognised on conversion. Under IAS 32, classification of such compound instruments is undertaken based on the substance of the contractual arrangements and, consequently, the Group's compound instruments will be split into liability and equity elements, based on the fair value of the debt component at the date of issue.

The income statement charge for the finance cost will continue to be spread evenly over the term of the bonds so that at redemption the liability equals the redemption value. However, under IFRS the initial recognition of the liability is for a lower amount than under UK GAAP and consequently the finance cost over the period is higher.

At 1 January 2005, the Group had in issue two convertible bonds: £450 million bond maturing in April 2007 and $287.5 million bond maturing in January 2005. The impact on the 1 January 2005 transition balance sheet from these bonds was:

- £98 million reclassification from debt to equity to separately account for the equity element of the convertible bonds (£69 million relating to the £450 million bond and £29 million relating to the $287.5 million bond).
- £66 million adjustment to debt and retained earnings to reflect the cumulative extra amount of financing costs that would have been expensed through the income statement as at 31 December 2004 (£37 million relating to the £450 million bond and £29 million relating to the $287.5 million bond).
- The impact on the income statement for the year ending 31 December 2005 is an increase in interest payable and similar charges of £14 million, in relation to convertible bonds in issue at 1 January 2005 (£13.7 million relating to the £450 million bond and £0.3 million relating to the $287.5 million bond).
- The total interest charges for these bonds under IFRS for the year ending 31 December 2005 was £30 million on the £450 million convertible and £0.5 million on the $287.5 million convertible.

On 7 March 2005 WPP completed the acquisition of Grey Global Group Inc (Grey). Grey had in issue $150 million 5% Contingent Convertible Subordinated Debentures due in 2033. The principles described above also applied to this bond.

Hedging instruments
The Group has a number of hedging instruments which were accounted for as hedges under UK GAAP during 2004. On adoption of IAS 39, the Group has recognised these hedging instruments at fair value in the balance sheet at 1 January 2005.

Subsequent movements in the fair value of these instruments did not have a significant impact on the income statement for the year ending 31 December 2005 as they also qualify for hedge accounting under IAS 39.

From time to time, the Group uses certain short-term derivative financial instruments to mitigate interest rate and foreign exchange rate risks. These may not be held in qualifying hedge relationships and so movements in fair value of the relevant instrument will be taken to the income statement. However, owing to their short-term nature, the Group does not expect this to have a significant impact on the income statement.

Other impacts
In addition to the above discussions, IAS 32 and IAS 39 led to an increase in financial liabilities on the balance sheet and the recognition of the fair value of puts over minority stakes. The subsequent re-measurement also increases the volatility within the income statement.

IAS 12 Income taxes
IAS 12 requires deferred tax to be provided on all taxable temporary differences between the book value and the tax base of assets and liabilities of the Group rather than timing differences under UK GAAP. As a result, the Group's IFRS balance sheet at 31 December 2004 includes additional deferred tax assets of £11 million and deferred tax liabilities of £8 million in respect of the differences between the carrying value and tax written down value of goodwill in the Group's balance sheet. In accordance with IAS 12, a liability of £6 million has been netted off against a deferred tax asset as both items relate to the same consolidated tax group. There was an additional charge to the IFRS income statement of £2 million in the year ended 31 December 2004 in relation to movements in these balances. IAS 1 requires deferred tax to be classified as a 'non-current' asset and accordingly £77 million of deferred tax assets reported under UK GAAP have been reclassified from 'current assets'.

IAS 12 requires a deferred tax liability to be booked in respect of the tax cost of remitting undistributed earnings of the Group's associated undertakings and joint ventures. At 1 January 2004 this deferred tax liability was £8 million. There was an additional charge to the IFRS income statement of £2 million in the year ended 31 December 2004 in relation to undistributed earnings arising in the year whilst foreign exchange movements led to an increase in the liability of £1 million. At 31 December 2004 the deferred tax liability was £10 million.

IAS 12 also requires deferred tax to be provided in respect of the Group's future deductions in respect of share-based payments. At 1 January 2004 an asset of £3 million was recognised in respect of anticipated future tax deductions of share-based payments.

The 2004 IFRS income statement expense for stock options was £29 million. Deferred tax of only £2 million is credited to the IFRS income statement in 2004; the majority of the expense cannot be tax effected due to either the expense not being deductible for tax purposes or the recognition of the asset being restricted by existing tax losses. At 31 December 2004 a deferred tax asset of £3 million was held in the balance sheet as although the asset was increased by £2 million relating to the 2004 charge there were other adjustments, primarily the exercise of options, that reduced the asset by £2 million.

In accordance with IAS 12, in the year ended 31 December 2004 an amount of £9 million which had previously been credited to tax expense in the UK GAAP profit and loss account was credited directly to equity as it related to the tax benefits of share-based payments that exceeded the cumulative income statement expense for those payments.

The total IFRS income statement tax charge for the year ended 31 December 2004 is £135 million. In accordance with IAS 28, income from associates and joint ventures is now shown net of tax. A reconciliation from the UK GAAP to the IFRS tax charge is shown below. Under IFRS there is a net reduction of £5 million in the tax charge for the year ended 31 December 2004 which is comprised as follows:

	£m
UK GAAP Profit and loss account tax charge	140
Reclass of tax charge relating to associates and joint ventures	(18)
Deferred tax charge on unremitted earnings of associates and joint ventures	2
Deferred tax credit in relation to stock option expense	(2)
Tax charge in relation to the tax effect of share-based payments now credited to equity	9
Deferred tax charge relating to goodwill	2
Other changes	2
IFRS Income statement tax charge	135

The effect of the adjustments required under IFRS is to increase the Group's tax rate on Headline PBT for the year ended 31 December 2004 to 27.6% as compared with 26.1% under UK GAAP. The primary reason for the increase in tax rate is the reduction in IFRS Headline PBT due to the additional income statement expense for stock options as the majority of this expense cannot be tax effected. The introduction of IFRS does not impact the amount of cash tax paid by the Group.

IAS 12 requires deferred tax liabilities of £300 million to be recognised at 31 December 2004 in respect of intangible assets such as corporate brands which were recognised at the time of various acquisitions including Ogilvy & Mather, J. Walter Thompson, Hill & Knowlton and Young & Rubicam. As the Group acquired the shares in the respective holding companies there is no tax basis in the brands themselves and therefore the resulting deferred tax liabilities are equal to the carrying value of the corporate brands tax effected at the appropriate tax rate. The Group considers the appropriate tax rate to be the Group's combined US federal and state tax rate. Normally recognition of these deferred tax liabilities would result in a corresponding increase of goodwill in respect of these acquisitions, however under the exemptions provided by IFRS 1 relating to business combinations, the Group has not adjusted goodwill in respect of acquisitions before 1 January 2004.

At 31 December 2004 the tax related adjustments under IFRS, excluding the adjustments for corporate brands, increase total assets by £3 million and total liabilities by £12 million. As a result, a net amount of £9 million was debited to IFRS Capital and Reserves as at 31 December 2004 in relation to these adjustments. As detailed above, additional deferred tax liabilities of £300 million were recognised at 31 December 2004 in relation to corporate brands; a corresponding amount was also debited to IFRS Capital and Reserves.

Earnings per share
Earnings per share have been calculated in accordance with IAS 33 (Earnings per share). As noted above, in accordance with IFRS 2, the Group has charged the fair value of stock options to the income statement for 2004. IFRS 2 does not permit any reduction in the number of shares used in the diluted earnings per share calculation in respect of the dilutive effect of stock options, in spite of the fact that a charge to the income statement has been made.

Reconciliation of profit on ordinary activities before interest, taxation, fixed asset gains and write-downs to Headline PBIT for the year ended 31 December 2004:

	UK GAAP £m	IFRS £m
Profit on ordinary activities before interest, taxation, fixed asset gains and write-downs	529.2	507.0
Goodwill amortisation	42.5	–
Goodwill impairment	36.0	40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses	–	12.6
Headline PBIT	607.7	560.2

Reported margins:

	UK GAAP £m	IFRS £m
Revenue	4,299.5	4,299.5
Headline PBIT	607.7	560.2
Headline PBIT margin	14.1%	13.0%

Reconciliation of profit on ordinary activities before taxation to Headline PBT and Headline earnings for the year ended 31 December 2004:

	UK GAAP £m	IFRS £m
Profit on ordinary activities before taxation	456.5	434.4
Goodwill amortisation	42.5	–
Goodwill impairment	36.0	40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses	–	12.6
Profits on disposal of fixed assets	(3.0)	(3.0)
Amounts written off fixed asset investments	5.0	5.0
Headline PBT	537.0	489.6
Taxation on profit on ordinary activities	(140.2)	(135.0)
Minority interests	(24.0)	(26.4)
Headline earnings	372.8	328.2

Calculation of effective tax rate on Headline profit before tax:

	UK GAAP £m	IFRS £m
Taxation on profit on ordinary activities	(140.2)	(135.0)
Headline PBT	537.0	489.6
Effective tax rate on Headline profit before tax	26.1%	27.6%

Earnings per ordinary share:

	UK GAAP £m	IFRS £m
Headline earnings	372.8	328.2
Earnings adjustment:		
Dilutive effect of convertible bonds	12.2	12.2
Weighted average number of ordinary shares	1,219,588,084	1,219,588,084
Headline diluted earnings per ordinary share	31.6p	27.9p

Reconciliations from UK GAAP to IFRS

Consolidated income statement for the year ended 31 December 2004

	31 Dec 2004 Reported under UK GAAP £m	IFRS 3 Business Combinations £m	IFRS 2 Share Options £m	IAS 28 Associates £m	IAS 10 Dividends £m	IAS 12 Income Taxes £m	Other £m	Total IFRS adjustments £m	31 Dec 2004 Restated IFRS £m
Revenue	4,299.5								4,299.5
Operating profit before goodwill amortisation	559.6		(28.9)					(28.9)	530.7
Goodwill amortisation and impairment – subsidiaries	(75.0)	34.4				(12.6)		21.8	(53.2)
Operating profit	484.6	34.4	(28.9)	–	–	(12.6)	–	(7.1)	477.5
Goodwill amortisation and impairment – associates	(3.5)	3.5						3.5	–
Income from associates and joint ventures	48.1							–	48.1
Tax, interest and minority interest on associates	–			(18.6)				(18.6)	(18.6)
Net income from associates and joint ventures	48.1			(18.6)				(18.6)	29.5
Profit on ordinary activities before interest, taxation and amounts written off fixed asset investments	529.2	37.9	(28.9)	(18.6)	–	(12.6)	–	(22.2)	507.0
Profits on disposal of fixed assets	3.0							–	3.0
Amounts written off fixed asset investments	(5.0)							–	(5.0)
Investment income	–						56.4	56.4	56.4
Finance costs (shown net under UK GAAP)	(70.7)			0.1			(56.4)	(56.3)	(127.0)
Profit on ordinary activities before taxation	456.5	37.9	(28.9)	(18.5)	–	(12.6)	–	(22.1)	434.4
Taxation on profit on ordinary activities	(140.2)		2.0	17.9		(14.7)		5.2	(135.0)
Profit on ordinary activities after taxation	316.3	37.9	(26.9)	(0.6)	–	(27.3)	–	(16.9)	299.4
Minority interests	(24.0)			0.6			(3.0)	(2.4)	(26.4)
Profit attributable to ordinary share owners	292.3	37.9	(26.9)	–	–	(27.3)	(3.0)	(19.3)	273.0
Ordinary dividends	(92.0)				10.4			10.4	(81.6)
Retained profit for the year	200.3	37.9	(26.9)	–	10.4	(27.3)	(3.0)	(8.9)	191.4
Headline PBIT	607.7	–	(28.9)	(18.6)	–	–	–	(47.5)	560.2
Headline PBIT margin	14.1%								13.0%
Headline PBT	537.0	–	(28.9)	(18.5)	–	–	–	(47.4)	489.6

Consolidated balance sheet as at 31 December 2004

	31 Dec 2004 Reported under UK GAAP £m	IFRS 3 Business Combinations £m	IAS 28 Associates £m	IAS 10 Dividends £m	IAS 12 Income Taxes £m	IAS 38 Intangibles and software reclass £m	Other £m	Total IFRS adjustments £m	31 Dec 2004 Restated IFRS £m
Non-current assets									
Intangible assets:									
Corporate brands	950.0	(207.4)						(207.4)	742.6
Goodwill	4,845.7	(436.4)			(12.6)	(7.0)		(456.0)	4,389.7
Other	–					31.0		31.0	31.0
Property plant and equipment	333.8					(24.0)		(24.0)	309.8
Deferred tax assets	–				100.2			100.2	100.2
Investments	389.3	3.2	1.1					4.3	393.6
	6,518.8	(640.6)	1.1	–	87.6	–	–	(551.9)	5,966.9
Current assets									
Inventories and work in progress	220.6							–	220.6
Debtors	2,677.6				(76.6)			(76.6)	2,601.0
Trade debtors within working capital facility:									
Gross debts	545.7							–	545.7
Non-returnable proceeds	(261.0)							–	(261.0)
	284.7							–	284.7
Current asset investments (short-term bank deposits)	244.0						(244.0)	(244.0)	–
Cash and cash equivalents	1,372.0						244.0	244.0	1,616.0
	4,798.9	–	–	–	(76.6)	–	–	(76.6)	4,722.3
Current liabilities									
Creditors: amounts falling due within one year (including convertible bonds)	(5,220.0)			62.6			(9.4)	53.2	(5,166.8)
Net current liabilities	(421.1)	–	–	62.6	(76.6)	–	(9.4)	(23.4)	(444.5)
Total assets less current liabilities	6,097.7	(640.6)	1.1	62.6	11.0	–	(9.4)	(575.3)	5,522.4
Non-current liabilities									
Creditors: amounts falling due after more than one year (including convertible bonds)	(1,852.6)						(2.6)	(2.6)	(1,855.2)
Deferred tax liabilities	–				(312.3)			(312.3)	(312.3)
Provisions for liabilities and charges	(91.2)	4.3						4.3	(86.9)
Post-employment benefits	(187.8)				(14.5)			(14.5)	(202.3)
Net assets	3,966.1	(636.3)	1.1	62.6	(315.8)	–	(12.0)	(900.4)	3,065.7
Capital and reserves									
Called up share capital	118.5							–	118.5
Share premium account	1,002.2							–	1,002.2
Shares to be issued	49.9							–	49.9
Merger reserve	2,920.6							–	2,920.6
Other reserves	(125.5)	(174.7)			28.6		181.0	34.9	(90.6)
Own shares	(277.7)							–	(277.7)
Retained earnings	226.5	(461.6)	1.1	62.6	(344.4)		(196.0)	(938.3)	(711.8)
Equity share owners' funds	3,914.5	(636.3)	1.1	62.6	(315.8)	–	(15.0)	(903.4)	3,011.1
Minority interests	51.6						3.0	3.0	54.6
Total capital employed	3,966.1	(636.3)	1.1	62.6	(315.8)	–	(12.0)	(900.4)	3,065.7

Reconciliations from UK GAAP to IFRS
Consolidated equity share owners' funds as at 1 January 2004

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserve £m	Own Shares £m	Retained earnings £m	Total £m
UK GAAP reported 1 January 2004	118.7	955.3	130.0	2,921.0	(178.9)	(307.8)	129.4	3,767.7
IFRS 1 First time adoption of IFRS[1]	–	–	–	–	181.0	–	(181.0)	–
IFRS 3 Business Combinations[2]	–	–	–	–	–	–	(818.7)	(818.7)
IAS 10 Events after the balance sheet date	–	–	–	–	–	–	52.2	52.2
Other	–	–	–	–	–	–	(11.0)	(11.0)
IFRS restated 1 January 2004	118.7	955.3	130.0	2,921.0	2.1	(307.8)	(829.1)	2,990.2

Notes
[1] Election to deem the cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS.
[2] Full retrospective restatement of goodwill and corporate brands in the functional currency of the acquiree.

Consolidated equity share owners' funds as at 1 January 2005

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserve £m	Own Shares £m	Retained earnings £m	Total £m
IFRS opening 1 January 2005	118.5	1,002.2	49.9	2,920.6	(90.6)	(277.7)	(711.8)	3,011.1
Impact of IAS 32 and IAS 39 adjustments:								
Reclassification of components of convertible debt	–	–	–	–	88.6	–	(65.8)	22.8
Recognition of additional financial liabilities (including put options)	–	–	–	–	(57.8)	–	(27.1)	(84.9)
IFRS 1 January 2005 restated for IAS 32 and IAS 39	118.5	1,002.2	49.9	2,920.6	(59.8)	(277.7)	(804.7)	2,949.0



Reconciliation to US Accounting Principles

The following is a summary of adjustments to net income and equity share owners' funds which would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied. The reconciliation is presented for two years, as permitted by the Securities and Exchange Commission as an accommodation for foreign private issuers in their first year of reporting under International Financial Reporting Standards, incorporating International Accounting Standards (IFRS).

IFRS 1 (First-Time Adoption of International Financial Reporting) allows a number of exemptions from the full requirements of IFRS for those companies adopting IFRS for the first time. WPP has taken advantage of certain of these exemptions, as explained in detail in the Group's accounting policies.

	Notes	For the year ended 31 December 2005 £m	2004 £m
Net income			
Profit for the year		**398.0**	299.4
Profit attributable to minority interests		**(34.1)**	(26.4)
Profit attributable to equity holders of the parent under IFRS		**363.9**	273.0
US GAAP adjustments:			
Amortisation of intangibles	(a)	**(17.2)**	(28.5)
Goodwill impairment	(a)	**(22.7)**	(10.2)
Contingent consideration	(b)	**(73.9)**	(90.5)
Accounting for derivatives	(c)	**(1.3)**	(0.3)
Recognition of liabilities	(h)	**–**	(16.1)
Pension accounting	(d)	**(15.9)**	(9.5)
Employer payroll taxes	(e)	**1.7**	2.0
Convertible debt	(i)	**12.7**	–
Tax items	(f)	**4.1**	0.4
Other		**–**	6.1
		(112.5)	(146.6)
Net income as adjusted for US GAAP		**251.4**	126.4

Earnings per share			
Basic earnings per share as adjusted for US GAAP (p)	2	**20.9**	11.1
Diluted earnings per share as adjusted for US GAAP (p)	2	**20.5**	10.9

	Notes	As at 31 December 2005 £m	2004 £m
Equity share owners' funds			
Total equity		**3,985.8**	3,065.7
Minority interests		**(81.3)**	(54.6)
Equity share owners' funds under IFRS		**3,904.5**	3,011.1
US GAAP adjustments:			
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and impairment and amounts capitalised under IFRS)	(a)	**585.0**	408.4
Other investments	(g)	**(1.4)**	0.5
Contingent consideration	(b)	**(277.5)**	(215.8)
Accounting for derivatives	(c)	**125.1**	34.7
Recognition of liabilities	(h)	**–**	(16.1)
Pension accounting	(d)	**13.4**	0.9
Convertible debt	(i)	**(19.7)**	–
Employer payroll taxes	(e)	**5.7**	4.0
Tax items	(f)	**361.9**	267.9
Other		**–**	15.3
		792.5	499.8
Equity share owners' funds as adjusted for US GAAP		**4,697.0**	3,510.9

Movement in equity share owners' funds under US GAAP

	2005 £m	2004 £m
Net income for the year under US GAAP	**251.4**	126.4
Ordinary dividends	**(100.2)**	(81.6)
Retained earnings for the year	**151.2**	44.8
Non-cash share-based incentive plans (including stock options)	**68.6**	58.8
Exchange adjustments on foreign currency net investments	**548.2**	(172.8)
Ordinary shares issued in respect of acquisitions	**422.3**	–
Share issue/cancellation costs	**(3.6)**	(0.8)
Other ordinary share issues	**18.3**	32.8
Share cancellations	**(123.3)**	(73.6)
Pension accounting	**9.2**	(11.6)
Net additions of own shares by ESOP trusts	**(29.0)**	(14.9)
Transfer to goodwill	**(5.1)**	(67.3)
Revaluation of other investments	**19.1**	2.3
Tax items	**110.2**	(2.0)
Other items	**–**	3.2
Net additions/(reductions) to share owners' funds	**1,186.1**	(201.1)
Equity share owners' funds at 1 January	**3,510.9**	3,712.0
Equity share owners' funds at 31 December	**4,697.0**	3,510.9

Notes to the Reconciliation to US Accounting Principles

1 Significant differences between IFRS and US Generally Accepted Accounting Principles

The Group's financial statements are prepared in accordance with IFRS which differ in certain significant respects from US GAAP. These differences relate principally to the following items:

(a) Goodwill and other intangibles
Capitalisation of goodwill
Under US GAAP (Statement of Financial Accounting Standards 141, Business Combinations, or SFAS 141) and IFRS (IFRS 3, Business Combinations), purchase consideration in respect of subsidiaries acquired is allocated on the basis of fair values to the various net assets, including intangible fixed assets, at the dates of acquisition and any net balance is treated as goodwill. As allowed by IFRS 1, goodwill arising on acquisitions before 1 January 1998 was fully written off against equity share owners' funds, in accordance with the then preferred treatment under UK GAAP. In accordance with Financial Reporting Standard No. 10 (FRS 10, Goodwill and Intangible Assets), goodwill arising on acquisitions on or after 1 January 1998 and before the adoption of IFRS on 1 January 2004 has been capitalised as an intangible asset. This results in a difference in goodwill of £1,208.2 million at 31 December 2005. In addition, as allowed by IFRS 1, a revaluation associated with the acquisition of JWT was recorded in the year following its acquisition and is not recognised under US GAAP. This resulted in a difference in carrying value of £175 million.

As allowed by IFRS 1, the Group has elected not to apply IFRS 3 retrospectively to business combinations completed prior to 1 January 2004. Therefore WPP has historically amortised a number of acquisitions where the life to the goodwill was determined to be finite. IFRS 3 prohibits amortisation of goodwill and instead requires annual impairment testing. Under US GAAP (SFAS 142 Goodwill and Other Intangible Assets) goodwill is not amortised for business combinations completed after 30 June 2001; however, amortisation had been recorded under US GAAP historically on business combinations completed through 30 June 2001. This resulted in a difference in cumulative amortisation of goodwill of £457.3 million at 31 December 2005.

Under IFRS, and for acquisitions completed prior to 1 January 2004, UK GAAP, share consideration for acquisitions is measured by reference to the share price on the date the acquisition becomes effective, while under US GAAP the relevant measurement date is the date of the announcement of the proposed acquisition and its recommendation to share owners by the respective Boards of directors. For the acquisition of Young & Rubicam Inc., the share consideration was measured under UK GAAP at the share price on 4 October 2000 of £7.99, while under US GAAP, the share consideration was measured at £8.45, the share price on 12 May 2000. This resulted in a purchase price which differed by £264.7 million and a corresponding difference in the gross carrying amount of goodwill. For the acquisition of Grey, the share consideration was measured under IFRS at the share price on 7 March 2005 of £6.22, while under US GAAP the share consideration was measured at £5.14, the share price on 11 September 2004. This resulted in a purchase price difference of £84.1 million.

Impairment
The Group's indefinite lived intangible assets consist of goodwill and corporate brand names. The carrying value of these assets is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Under IFRS, an impairment charge is required for both goodwill and other indefinite lived intangible assets when the carrying amount exceeds the 'recoverable amount'. The term 'recoverable amount' as used in IFRS has the same meaning as 'fair value' under US GAAP, with fair value usually determined as the present value of future cash flows. Impairment charges recorded under IFRS amounted to £46.0 million and £40.6 million respectively, in 2005 and 2004. The impairment charges relate to certain under-performing businesses during each respective period where the impact of the economic climate on these businesses during each respective period was sufficiently severe to indicate impairment to the carrying value of goodwill. For further details on the Company's annual impairment review, see note 14 to the consolidated financial statements.

Additional impairment charges of £22.7 million (£10.3 million related to Branding & identity, Healthcare and Specialist communications, £12.2 million related to Information, insight & consultancy and £0.2 million related to Advertising and Media investment management) and a charge of £10.2 million (£7.0 million related to Branding & identity, Healthcare and Specialist communications, £3.1 million related to Advertising and Media investment management and £0.3 million related to Public relations & public affairs offset by a reduction of £0.2 million related to Information, insight & consultancy) were recorded under US GAAP in 2005 and 2004, respectively. Under UK GAAP, substantially all such impaired goodwill had been amortised or included in the write-off against share owners' funds as at 1 January 1998, as more fully described in the Group's accounting policies. The cumulative difference in goodwill resulting from incremental US GAAP impairment charges since the implementation of SFAS 142 amounts to £73.9 million as at 31 December 2005.

Under US GAAP, SFAS 142 prescribes a two-step impairment test:

- The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. The Group uses the discounted cash flow method in determining the fair value of each reporting unit and also gives consideration to the overall market capitalisation of the Group. There are no differences in the performance of this step between IFRS and US GAAP, other than the amounts tested may differ due to GAAP differences affecting the carrying amounts of goodwill.

- If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill.

The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognised in a business combination is determined. That is, the Group allocates the fair value of the reporting unit to all of the assets and liabilities of that unit (including any previously unrecognised intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

The reporting units of the Group used in this assessment are its operating segments or one level below (i.e. individual offices). Where reporting units are represented by individual offices, those reporting units are assessed for aggregation for purposes of testing for impairment of goodwill. Reporting units are aggregated if they supply similar services, provide these services in a similar manner, have like types and classes of customers and have similar economic characteristics. The reporting units under US GAAP are the same as the cash generating units under IFRS.

Under IFRS (IAS 36, Impairment of Assets), the impairment test is only a one-step test, as more fully described in the note on accounting policies in the financial statements. This could give rise to a GAAP difference related to the impairment of goodwill. At 31 December 2005 this difference was immaterial.

Other intangibles
Under IFRS, the Group has applied IAS 38, Intangible Assets to acquisitions completed since 1 January 2004, which has resulted in the recognition of acquired intangible assets with a carrying value of £330.3 million and £7.0 million at 31 December 2005 and 2004, respectively. The Company generally assesses the fair value of identifiable intangible assets based on the net present value of expected future cash flows to be derived.

Under US GAAP, in accordance with the provisions of SFAS 141, Business Combinations, effective for all business combinations initiated after 30 June 2001, the allocation of purchase consideration should include recognition of the fair value of identifiable intangible assets, as applicable, such as corporate brand names, customer relationships and proprietary tools. Intangible assets, net of amortisation, recognised under US GAAP with respect to business combinations completed prior to 1 January 2004 resulted in a difference in carrying value of acquired intangible assets of £66.6 million at 31 December 2005. The additional amortisation charge in 2005 relating to these intangibles was £17.2 million (2004: £28.5 million).

(b) Contingent consideration
Under IFRS, the Group provides for contingent consideration as a liability when it considers the likelihood of payment as probable. Under US GAAP, contingent consideration is not recognised until the underlying contingency is resolved and consideration is issued or becomes issuable. At 31 December 2005, the Group's liabilities for vendor payments under IFRS totalled £220.0 million (2004: £298.6 million), of which £180.6 million (2004: £244.2 million) is dependent on the future performance of the interests acquired. As these liabilities are represented by goodwill arising on acquisitions, there is no net effect on equity share owners' funds. Under US GAAP, however, a balance sheet classification difference arises such that liabilities and goodwill would each be reduced by the amount indicated as of each year end. This difference represents a continuing difference between IFRS and US GAAP.

In certain historical transactions the Group had considered that there was a commercial need to tie in vendors to the businesses acquired; however the directors believe that, in substance, payments made under earnouts represent purchase consideration rather than compensation for services. Under US GAAP, payments made to vendors which are conditional upon them remaining in employment with the Company under earnout are required to be treated as compensation, except in rare instances, and the anticipated compensation expense is therefore accrued on a systematic basis over the earnout period. As allowed by IFRS 1, the Group has elected not to apply IFRS 3 retrospectively to business combinations completed prior to 1 January 2004. This is a transitional difference between IFRS and US GAAP that will continue to affect the reconciliation of net income until the earnout periods on pre-1 January 2004 acquisitions expire.

(c) Accounting for derivative instruments and hedging activities
The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 32 and IAS 39 in respect of the year ended 31 December 2004. Therefore, as allowed by IFRS 1, in 2004, gains or losses on forward foreign exchange contracts were deferred and recognised in the profit and loss account or as adjustments to the carrying amount of fixed assets. Interest differentials as a result of interest rate swaps

were recognised by adjusting net interest payable over the periods of the contract. Under US GAAP, the Group accounts for derivative instruments under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The Statement requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative's fair value be recognised currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Effective 1 January 2005, under IFRS derivatives are recognised in the balance sheet at fair value. However, GAAP differences remain with respect to certain derivatives terminated prior to 1 January 2005 and hedge relationships designated under IFRS with effect from that date, as follows:

(i) under the transitional provisions of IFRS, the Group has deferred the gains on swaps terminated prior to 1 January 2005 and is amortising them over the remaining life of the underlying bond. Under US GAAP the gains were recognised through income prior to termination of the swaps and now reside in retained earnings. This is a transitional GAAP difference and will continue until the gains deferred under IFRS are fully amortised.

(ii) under IFRS the Group has, for the first time, designated certain of its derivatives as hedging instruments in fair value hedge relationships with effect from 1 January 2005. Under US GAAP these derivatives were not designated as hedges. Consequently all changes in fair value of these derivatives are recognised in the income statement at their fair value, representing a continuing difference between IFRS and US GAAP.

In addition, under IFRS, option agreements that allow the Group's equity partners to require the Group to purchase the minority interest are treated as derivatives over equity instruments and are recorded in the balance sheet at present value of expected cash outflows. Under US GAAP, these options are recorded at their fair value.

(d) Pension accounting
Under IFRS, pension costs are accounted for in accordance with IAS 19, Employee Benefits. Under US GAAP, pension costs are determined in accordance with the requirements of Statement of Financial Accounting Standards No 87, Employers' Accounting for Pensions (SFAS 87) and SFAS 88, Employers' Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.

The differences in accounting policy are primarily due to differing treatment of actuarial gains and losses which arise over the accounting period (as a result of investment returns and demographic assumptions differing from those previously assumed, and also the effect of changing actuarial assumptions). Under IAS 19, these actuarial gains and losses are immediately recognised in the Statement of Recognised Income and Expense ('SORIE'), whereas under SFAS 87 the actuarial gains and losses that at the beginning of the year exceed 10% of the greater of the value of the assets and the projected benefit obligation, are amortised over the future working lifetime of the scheme members.

IAS 19 also requires the cost of prior service costs to be expensed over the period in which the benefit vests, whereas SFAS 87 provides for these costs to be amortised over the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan.

Further, SFAS 87 requires the recognition of an additional liability to the extent that the liability in respect of any scheme does not cover the unfunded accumulated benefit obligation for that scheme.

The 2005 financial statements reflect a £15.9 million (2004: £9.5 million) difference in the defined benefit pensions charge between IFRS and US GAAP. This is largely due to the fact that the Group's defined benefit schemes have experienced actuarial losses in recent years, primarily due to poor investment returns. The US GAAP charges therefore include an amortisation component in respect of these losses, which is not reflected in the IFRS charge.

The differences between IAS 19 and SFAS 87 represent continuing GAAP differences.

(e) Employer payroll taxes
Under IFRS, provisions for National Insurance contributions are required to be measured initially at the date of grant of share options and recognised over the vesting period. Under US GAAP, National Insurance contributions with respect to share options are recognised on the date of the event triggering the measurement and payment of the contribution, which is generally the exercise date. This represents a continuing difference between IFRS and US GAAP.

(f) Tax items
Deferred taxes
Under both IFRS and US GAAP deferred taxes are accounted for on all temporary differences unless specifically excepted by the standards. Deferred tax differences principally arise as a result of additional temporary differences between the IFRS and US GAAP carrying values of assets and liabilities relative to their tax bases, as described in detail throughout these Notes to the Reconciliation to US Accounting Principles.

Treatment of pre-acquisition losses
Under IFRS (IAS 12, Income Taxes), the tax effect of the recognition of the asset in respect of the utilisation of pre-acquisition losses may be taken to the income statement. Under US GAAP, the tax effect of the recognition of the asset in respect of the utilisation of pre-acquisition losses is recorded to goodwill directly and has no impact on tax expense. In 2005, the adjustment for tax items includes £nil (2004: £6.5 million) of tax expense resulting from the utilisation of pre-acquisition losses and a £1.1 million reversal (2004: £12.6 million) of associated goodwill write-off recorded under IAS 12.

Share-based payments
Under US GAAP, deferred tax assets for share awards are recorded based on the recorded compensation expense. Under IFRS, deferred tax assets are recognised based on the intrinsic gain at the year end. The amount recognised in the income statement is capped at the tax effected share award charge, with any excess being recognised directly in equity.

(g) Other investments
Under IFRS, other investments are classified as available-for-sale. They are recorded at fair value with changes in fair value being reported in equity. Under US GAAP, such investments are also considered available for sale but are only reported at fair value when they are listed. Unlisted investments are carried at cost less any provision for other than temporary impairment, representing a continuing difference between IFRS and US GAAP.

(h) Recognition of liabilities
Under US GAAP, in accordance with the provisions of SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, liabilities are released when the underlying legal obligation becomes completely extinguished. Under IFRS, since the Group did not apply IAS 39 in respect of the year ended 31 December 2004, as permitted under IFRS 1, the requirement for liabilities to have been legally extinguished in order for derecognition to occur was not applied until 1 January 2005. This was a transitional difference between IFRS and US GAAP.

(i) Convertible debt
Under IFRS, convertible debt is classified into both liability and equity elements, as described in the note on accounting policies in the financial statements. Under US GAAP, APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, requires the issuer of a conventional convertible debt instrument issued without a substantial discount to account for the convertible debt entirely as a liability. In addition, consideration is also given to whether the conversion feature should be separated pursuant to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The differences between IFRS and US GAAP will continue.

2 Earnings per share – reconciliation from IFRS to US GAAP

Both basic and diluted earnings per share under US GAAP have been calculated by dividing the net income as adjusted for US GAAP differences by the weighted average number of shares in issue during the year. Under IFRS, the Group's convertible bonds were accretive in 2005 and therefore excluded from the calculation. Under US GAAP, the Group's convertible bonds were accretive in both 2005 and 2004. Details on the securities are included in the note to the consolidated financial statements on earnings per share.

3 New US GAAP accounting pronouncements

The Group has considered the following recent US GAAP accounting pronouncements covering topics that may be applicable to our operations for their potential impact on our results of operations and financial position:

(i) Adopted in the current year:

SFAS 123R
In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R replaces SFAS 123 and supersedes APB 25. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognised in the financial statements at fair value. SFAS 123R is effective for the Group from 1 January 2006, but early adoption is encouraged. The Group has elected to adopt SFAS 123R effective 1 January 2004 using the modified retrospective method.

Under the modified retrospective method, from the effective date, compensation cost is recognised based on the requirements of SFAS 123R for all new share-based awards and based on the requirements of SFAS 123 for all awards granted prior to the effective date of SFAS 123R that remain unvested on the effective date. The impact on the 2004 US GAAP financial statements was to reduce net income by £22.9 million.

The FASB issued several FASB Staff Positions (FSPs) during 2005 and 2006 covering topics relating to SFAS 123R. These topics include:

- the classification of freestanding instruments (FSP SFAS 123R-1);
- the clarification of definition of grant date (FSP SFAS 123R-2);
- the transition election related to the tax effects of share-based awards (FSP SFAS 123R-3); and
- the treatment of a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control (FSP SFAS 123R-4).

The application of these FSPs did not have a material impact on the Group's consolidated results of operations or financial position.

EITF 05-6
In June 2005 the Emerging Issues Task Force (EITF) reached a consensus on Issue 05-6, Determining the Amortisation Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination (EITF 05-6). EITF 05-6 requires leasehold improvements acquired in a business combination to be amortised over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date of acquisition. Additionally, the Issue requires improvements placed in service significantly after and not contemplated at or near the beginning of the lease term to be amortised over the shorter of the useful

life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date the leasehold improvements are purchased. The adoption of EITF 05-6 has not had a material impact on the consolidated results of operations or financial position.

(ii) To be adopted in future periods:

SFAS 153
In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets. SFAS 153 amends APB Opinion 29 replacing the exception from having to apply the fair value accounting provisions of APB 29 for non-monetary exchanges of similar productive assets with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for the first reporting period beginning after 15 June 2005. We do not believe that the adoption of SFAS 153 will have a material impact on the Group's consolidated results of operations or financial position.

SFAS 154
In May 2005, SFAS 154, Accounting Changes and Error Corrections – replacement of APB Opinion No. 20 and FASB Statement No. 3, was issued. SFAS 154 changes the accounting for and reporting of a change in accounting principle by requiring retrospective application to prior periods' financial statements of changes in accounting principle unless impracticable. SFAS 154 is effective for accounting changes made in fiscal years beginning after 15 December 2005. We do not believe that the adoption of SFAS 154 will impact the Group's historical consolidated results of operations or financial position; rather the impact depends upon future changes to accounting principles.

EITF 04-5
In June 2005, the EITF reached a consensus on Issue 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), regarding how to evaluate whether a partnership should be consolidated by one of its partners. The scope of this Issue is limited to limited partnerships or similar entities (such as limited liability companies that have governing provisions that are the functional equivalent of a limited partnership) that are not variable interest entities under FASB Interpretation 46(R). The EITF concluded that a general partner or a group of general partners of a limited partnership is presumed to control the limited partnership, unless either the limited partners have the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or the limited partners have substantive participating rights. The guidance in the Issue is effective after 29 June 2005 for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified. For general partners in all other pre-existing limited partnerships, the guidance in this Issue is effective no later than the beginning of the first reporting period in fiscal years beginning after 15 December 2005. We do not believe that the adoption of EITF 04-5 will have a material impact on the Group's financial statements.

FSP SFAS 115-1/124-1
In November 2005, the FASB issued FSP SFAS 115-1/124-1, the Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The guidance in this FSP addresses the determination of when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealised losses that have not been recognised as other-than-temporary impairments. The guidance in FSP SFAS 115-1/124-1 shall be applied to reporting periods beginning after 15 December 2005. The Group does not expect the adoption of FSP SFAS 115-1/124-1 to have a material impact on its consolidated results of operations or financial position.

4 Supplemental discussion of presentational differences

Income Statement
Pension accounting
The 2005 IFRS defined benefit pensions charge includes net finance costs of £7.8 million (2004: £9.5 million) that would be recognised as an operating expense under US GAAP.

Equity accounting
Under IFRS, the Group's share of results of associates is presented above profit before interest and taxation. Under US GAAP, equity income is presented between income tax expense and income from continuing operations.

Balance Sheet
Debt
Under IFRS the Group initially states debt as the amount of the net proceeds after deduction of issue costs. US GAAP requires such costs to be recorded as a deferred charge and not as a reduction in the carrying value of the debt. The amount of issue costs included in debt at 31 December was £9.1 million (2004: £10.7 million).

Deferred Taxes
Under IFRS, the Group must disclose the gross deferred tax assets and liabilities as non-current. Under US GAAP, deferred tax assets and liabilities are classified between current and non-current, depending on the items to which they relate, disclosed separately and presented on a net basis, by tax jurisdiction.

Independent auditors' report

Independent Auditors' report to the members of WPP Group plc

We have audited the Group and individual company financial statements of WPP Group plc for the year ended 31 December 2005 which comprise the consolidated income statement, the consolidated and individual company balance sheets, the consolidated cash flow statement, the consolidated statement of recognised income and expenses, the related notes 1 to 37, transition to IFRS on pages 172 to 176 and reconciliation to US accounting principles on pages 177 to 180. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted for use in the European Union and for preparing the parent individual company financial statements and the directors' remuneration report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant financial reporting framework, whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and whether, in addition, the Group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We report to you if, in our opinion, the directors' report is not consistent with the financial statements. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long-term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.



Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the individual company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the individual company's affairs as at 31 December 2005; and
- the individual company financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Separate opinion in relation to IFRS

As explained in the accounting policies to the financial statements, the Group, in addition to complying with its legal obligation to comply with IFRS as adopted for use in the European Union, has also complied with the IFRS as issued by the International Accounting Standards Board. Accordingly, in our opinion the financial statements give a true and fair view, in accordance with IFRS, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
11 May 2006

Five-year summary*

	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m
Income statement					
Turnover (billings)	**26,673.7**	19,598.0	18,621.3	18,028.7	20,886.9
Revenue	**5,373.7**	4,299.5	4,106.0	3,908.3	4,021.7
Operating profit	**652.8**	475.5	415.3	260.1	505.5
Headline PBIT[1]	**754.8**	560.2	533.5	467.8	561.1
Profit before taxation	**592.0**	434.4	349.9	193.0	411.0
Headline PBT[2]	**669.0**	489.6	473.4	388.2	493.6
Profit for the year	**398.0**	299.4	208.4	75.6	271.2
Balance sheet					
Non-current assets	**8,196.9**	6,026.4	6,386.4	6,050.8	6,376.2
Net current liabilities	**(1,150.5)**	(504.0)	(590.9)	(524.3)	(782.4)
Non-current trade and other payables	**(703.0)**	(536.6)	(1,691.1)	(1,837.5)	(1,711.5)
Provisions for liabilities and charges (including provision for post-employment benefits)	**(363.1)**	(289.2)	(288.6)	(255.3)	(241.4)
Net assets	**3,985.8**	3,065.7	3,815.8	3,433.7	3,640.9
Net debt	**(804.0)**	(300.4)	(361.5)	(722.7)	(885.1)
Average net debt	**(1,212.0)**	(1,083.0)	(1,222.0)	(1,343.0)	(834.0)

	2005	2004	2003	2002	2001
Our people					
Revenue per employee (£000)	**75.8**	74.4	79.6	77.5	79.7
Gross profit per employee (£000)	**72.4**	70.5	75.0	73.2	75.1
Average headcount	**70,936**	57,788	51,604	50,417	50,487
Share information					
Headline[3] – basic earnings per share	**36.7p**	28.9p	29.8p	24.4p	32.1p
– diluted earnings per share	**36.0p**	27.9p	29.0p	23.8p	30.9p
Reported – basic earnings per share	**30.3p**	24.0p	18.7p	6.8p	24.6p
– diluted earnings per share	**29.7p**	23.4p	18.2p	6.7p	23.7p
Dividends per share[4]	**9.34p**	7.78p	6.48p	5.40p	4.50p
Share price – high	**630.5p**	643p	596p	811p	889p
– low	**534.5p**	469.5p	320p	391p	460p
Market capitalisation at year-end (£m)	**7,880.7**	6,792.0	6,513.1	5,491.5	8,736.8

* Figures for 2005 and 2004 have been prepared in accordance with IFRS (International Financial Reporting Standards, incorporating International Accounting Standards), which the Group adopted in 2005. Figures for prior years have been prepared under UK GAAP, as previously disclosed in the Group's Annual Report and Accounts for those years.

Notes

[1] The calculation of Headline PBIT for 2005 and 2004 is set out in note 32 of the financial statements. The calculation of Headline PBIT for prior years is set out in accordance with UK GAAP as previously reported as follows: Profit before interest, taxation, goodwill amortisation and impairment and fixed asset gains and write-downs.

[2] The calculation of Headline PBT for 2005 and 2004 is set out in note 32 of the financial statements. The calculation of Headline PBT for prior years is set out in accordance with UK GAAP as previously reported as follows: Profit before taxation, goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes.

[3] Headline earnings per share for 2005 and 2004 is set out in note 32 of the financial statements. The calculation of Headline earnings per share for prior years is set out in accordance with UK GAAP as previously reported and excludes goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes.

[4] Dividends per share represents the dividends declared in respect of each year.

The information on this page is unaudited.

Financial glossary

Term used in annual report	US equivalent or brief description
Allotted	Issued
ADRs/ADSs	American Depositary Receipts/American Depositary Shares. The Group uses the terms ADR and ADS interchangeably. One ADR/ADS represents five ordinary shares
Average net debt	Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group's automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet
Called-up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation allowances
Combined Code	The 'Principles of Good Governance' and the provisions of the 'Code of Best Practice' issued by the Hampel Committee on Corporate Governance and the London Stock Exchange
Constant currency	The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2005 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement and balance sheet which excludes any variances attributable to foreign exchange rate movements
ESOP	Employee share ownership plan
Estimated net new billings	Net new billings represent the estimated annualised impact on billings (turnover) of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' media budgets, which may not necessarily result in actual billings of the same amount
EURIBOR	The euro area inter-bank offered rate for euro deposits
Finance lease	Capital lease
Free cash flow	Free cash flow is calculated as headline operating profit before depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to minority shareholders in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets
Freehold	Ownership with absolute rights in perpetuity
Hampel Committee	UK committee on corporate governance established in November 1995 to review the implementation of the findings of the Cadbury and Greenbury Committees
Headline earnings	Headline PBT less taxation and minority interests
Headline EBITDA	Profit before finance income/costs, taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortisation of intangible assets and depreciation of property, plant and equipment

Term used in annual report	US equivalent or brief description
Headline operating profit	Operating profit before investment gains and write-downs, goodwill impairment and other goodwill write-downs, and amortisation of acquired intangible assets
Headline PBIT	Profit before finance income/costs, taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, and amortisation of acquired intangible assets
Headline PBT	Profit before taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortisation of acquired intangible assets and gains/losses arising from the revaluation of financial instruments
Higgs Report	Report in the UK by Derek Higgs on the role and effectiveness of non-executive directors
IFRS/IAS	International Financial Reporting Standard/International Accounting Standard
LIBOR	The London inter-bank offered rate
Operating margin	Headline PBIT as a percentage of revenue
Profit	Income
Profit attributable to equity holders of the parent	Net income
Pro forma ('like-for-like')	Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses 'pro forma' and 'like-for-like' interchangeably
Proposed dividend	Dividend declared by directors but not yet approved by share owners
Provision against deferred tax assets	Valuation allowance
Sarbanes-Oxley Act	An Act passed in the US to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Shares in issue	Shares outstanding
Short leasehold	A short lease is where the portion of the term remaining unexpired at the end of the financial year is less than 50 years
Smith Report	Report in the UK by Sir Robert Smith on the role of audit committees
SORIE	Consolidated statement of recognised income and expense
2004 UK GAAP	UK Generally Accepted Accounting Principles ('UK GAAP') extant in respect of 2004 – the basis of preparation of the Group's consolidated financial statements for the year ended 31 December 2004, as previously reported, prior to the implementation of International Financial Reporting Standards ('IFRS')
Turnbull Report	Guidance issued by the Institute of Chartered Accountants in England & Wales on the implementation of the internal control requirements of the Combined Code on Corporate Governance at the request of the London Stock Exchange

About share ownership



Share owners' register

A register of share owners' interests is kept at the Company's head office and is available for inspection on request. The register includes information on nominee accounts and their beneficial owners.

Analysis of shareholdings at 31 December 2005

Issued share capital as at 31 December 2005: 1,252,899,372 ordinary shares.

Number of shares held	Number of owners	%	Total of shares	%
1 – 100	2,529	21.85	87,568	0.01
101 – 250	1,412	12.20	260,158	0.02
251 – 500	1,736	15.00	664,517	0.05
501 – 1,000	1,997	17.26	1,568,866	0.13
1,001 – 5,000	2,269	19.61	5,072,496	0.40
5,001 – 10,000	333	2.88	2,410,547	0.19
10,001 – 25,000	333	2.88	5,347,362	0.43
25,001 – 50,000	198	1.71	7,257,025	0.58
50,001 – 100,000	191	1.65	13,424,057	1.07
100,001 – 500,000	298	2.58	70,256,611	5.61
500,001 – 1,000,000	102	0.88	73,637,393	5.88
1,000,001 – 2,000,000	70	0.60	97,998,383	7.82
2,000,001 – 3,000,000	31	0.27	78,614,473	6.27
3,000,001 – 4,000,000	15	0.13	51,595,702	4.12
4,000,001 and above	58	0.50	844,704,214	67.42
Totals	11,572	100	1,252,899,372	100

Share owners by geography	%	Share owners by type	%
UK	41	Institutional investors	95
US	43	Employees	4
Asia Pacific, Latin America, Africa & Middle East and Continental Europe	16	Other individuals	1
Total	100	Total	100

Share owners by geography

○ UK	41%
○ US	43%
○ Asia Pacific, Latin America, Africa & Middle East and Continental Europe	16%



Share owners by type

○ Institutional investors	95%
○ Employees	4%
○ Other individuals	1%



Dividends

Ordinary share owners have received the following dividends in respect of each financial year:

	2005	2004	2003	2002	2001
Interim dividend per ordinary share	3.00p	2.50p	2.08p	1.73p	1.44p
Final (2005 proposed) dividend per ordinary share	6.34p	5.28p	4.40p	3.67p	3.06p
Total	9.34p	7.78p	6.48p	5.40p	4.50p

American Depositary Receipts (ADRs)

Each ADR represents five ordinary shares.

ADR holders receive the annual and interim reports issued by WPP Group plc.

WPP Group plc is subject to the informational requirements of the US securities laws applicable to foreign companies and files an annual report on Form 20-F and other information with the US Securities and Exchange Commission. These documents are available at the Commission's website, www.sec.gov. Our reports on Form 20-F are also available from our Investor Relations departments in London or New York.

ADR dividends

ADR holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP Group plc shares and receive all cash dividends in US dollars. These are normally paid twice a year.

Dividend cheques are mailed directly to the ADR holder on the payment date if ADRs are registered with WPP's US depositary. Dividends on ADRs that are registered with brokers are sent to the brokers, who forward them to ADR holders. WPP's US depositary is Citibank N.A. (address on page 189).

Dividends per ADR in respect of each financial year are set out below.

	2005	2004	2003	2002	2001
In £ sterling					
Interim	**15.00p**	12.50p	10.40p	8.65p	7.20p
Final (2005 proposed)	**31.70p**	26.40p	22.00p	18.35p	15.30p
Total	**46.70p**	38.90p	32.40p	27.00p	22.50p
In US dollars[1]					
Interim	**27.28¢**	22.91¢	17.01¢	13.00¢	10.40¢
Final (2005 proposed)	**57.66¢**	48.38¢	35.98¢	27.60¢	22.00¢
Total	**84.94¢**	71.29¢	52.99¢	40.60¢	32.40¢

Notes

[1] These figures have been translated for convenience purposes only, using the approximate average rate for the year shown on page 150. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Dollar amounts paid to ADR holders depend on the sterling/dollar exchange rate at the time of payment.

No withholding tax is imposed on dividends paid to ADR holders and there will be no entitlement to offset any part of the notional UK taxation credit against any US taxation liability. The dividend received will be subject to US taxation.

Following the Jobs and Growth Tax Relief Reconciliation Act of 2003, certain dividends subject to US taxation may be taxed at a reduced rate of 15% if various conditions are met; share owners are advised to consult their professional advisors accordingly.

Financial calendar

- The 2005 final dividend will be paid on 3 July 2006 to share owners on the register at 2 June 2006.
- Interim statements for the half-year ending 30 June are issued in August.
- Quarterly trading announcements are issued in April and October.
- Interim dividends are paid in November.
- Preliminary announcements of results for the financial year ending 31 December are issued in February.
- Annual reports are posted to share owners in May/June.
- Annual General Meetings are held in London in June.

Share price

The mid-market price of the shares at 31 December was as follows:

	2005	2004	2003	2002	2001
Ordinary 10p shares	**629.0p**	573.0p	548.5p	474.5p	760.0p

Within the UK, the latest ordinary share price information is available on Ceefax and Teletext and also the Cityline service operated by the Financial Times (telephone 0906 843 4544; calls charged at 60p per minute at all times).

Share price information is also available online at www.wpp.com/investor.

Access numbers/Ticker symbols

	NASDAQ	Reuters	Bloomberg
Ordinary shares	–	WPP.L	WPP LN
American Depositary Shares	WPPGY	WPPGY.O	WPPGY US

Online information

WPP's public website, www.wpp.com, provides current and historical financial information, news releases, trading reports and share price information. Go to www.wpp.com/investor

Registrar and transfer office

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

General enquiry number: 0870 702 0000

American Depositary Receipts (ADRs) office

Citibank N.A.
PO Box 43077
Providence
RI 02940-3077

Telephone enquiries: within the US 1 877 248 4237
Telephone enquiries: outside the US 1 781 575 4555
E-mail enquiries: citibank@shareholders-online.com

WPP registered office

Pennypot Industrial Estate
Hythe
Kent CT21 6PE

The Company's registered number is 05537577.

Tax information

Reclaiming income tax on dividends

For all dividends, the tax credit available to individual share owners resident in the UK is one-ninth of the dividend; tax credits are not repayable to UK holders with no tax liability. Individuals whose income is within the lower or basic tax rate bands are liable to tax at 10% on the dividend income and the tax credit will satisfy their income tax liability on UK dividends. The higher rate of tax on dividend income is 32.5% with relief available for the tax credit referred to above.

Capital gains tax

The market value of an ordinary share at 31 March 1982 was 39p. Since that date rights issues have occurred in September 1986, August 1987 and April 1993. For capital gains tax purposes the acquisition cost of ordinary shares is adjusted to take account of such rights issues. Since any adjustments will depend on individual circumstances, share owners are advised to consult their professional advisors.

Where to find us



Where to find us

Contact points

WPP London

27 Farm Street
London W1J 5RJ
Tel +44 (0)20 7408 2204
Fax +44 (0)20 7493 6819

WPP New York

125 Park Avenue
New York NY 10017-5529
Tel +1 (212) 632 2200
Fax +1 (212) 632 2222

WPP Asia Pacific

Stuart Neish
Tel +81 90 9688 1951
Fax +852 2280 5412
sneish@wpp.com

WPP Latin America

Ann Newman
Tel +1 (212) 632 2275
Fax +1 (212) 632 2297
anewman@wpp.com

Investor relations

Paul Richardson
Group finance director
Tel +1 (212) 632 2200
Fax +1 (212) 632 2222
prichardson@wpp.com

Chris Sweetland
Deputy Group finance director
Tel +44 (0)20 7408 2204
Fax +44 (0)20 7493 6819
csweetland@wpp.com

Fran Butera
Investor relations director
Tel +1 (212) 632 2235
Fax +1 (212) 632 2493
fbutera@wpp.com

Investor information

Investor relations material and our financial statements are available online at www.wpp.com/investor

Media relations

Feona McEwan
Group communications director
Tel +44 (0)20 7408 2204
Fax +44 (0)20 7493 6819
fmcewan@wpp.com

Kevin McCormack
US press officer
Tel +1 (212) 632 2239
Fax +1 (212) 632 2280
kmccormack@wpp.com

Written and produced by WPP
Illustrations by Bhajju Shyam
Portraits by Christain Oth and Andy Wilson
Designed by Addison Corporate Marketing
Printed in the UK by St Ives Westerham Press Ltd



Group information

If you would like further general information about WPP, its companies or any of the programs, publications or initiatives mentioned in this report, please visit our website: www.wpp.com or contact:

Feona McEwan or Scott Spirit
at WPP in London
Tel +44 (0)20 7408 2204
Fax +44 (0)20 7493 6819
fmcewan@wpp.com
sspirit@wpp.com

Kevin McCormack
at WPP in New York
Tel +1 (212) 632 2200
Fax +1 (212) 632 2222
kmccormack@wpp.com

e.wire, our monthly online bulletin providing a round-up of news from around the WPP world, is automatically delivered to subscribers' e-mail addresses. Register to receive e.wire at www.wpp.com

Recognition for WPP Annual Reports

2006 Finalist in *Design Week* Awards
2005 *Accountancy Age,* Winner
2005 Ranked No.5 in Global Top 200 in *Annual Report on Annual Reports* ("A+ worldclass")
2005 Ranked No.9 (out of 1,435 worldwide entries) to feature in *Top 100 Annual Reports of 2004,* LACP Vision Awards
2005 Platinum Award for *Best in Class*, LACP Vision Awards
2005 Platinum Award for *Most Engaging Annual Report* across all categories of companies, LACP Vision Awards
2005 Ranked No.3 in *European Annual Report Top 60* by e.com and *Real IR* magazine
2004 Ranked No.13 in Global Top 200 in *Annual Report on Annual Reports* ("A- superior report")
2003 Platinum Award, LACP Vision Awards
2003 Gold Award, *Most Creative Annual Report,* LACP Vision Awards
2003 *Accountancy Age,* Runner-up
2002 Silver Award, LACP Vision Awards
2001 Commendation, ProShare Awards
2000 Commendation, ProShare Awards
1999 ProShare Award Winner, *Best Annual Report for Private Investors in a FTSE 100 Company* (for second consecutive year)
1999 Silver D&AD Award to WPP Director Jeremy Bullmore, for his essay *Polishing the Apples*

About the illustrator

Bhajju Shyam, who produced the extraordinary graphic forms in this report, had no ordinary entry into the art world. Not for him the confines of art school. Instead, it was his mother who set him on a creative path when he was a child growing up in the forests of central India. Bhajju says: "My mother painted the walls of our home – as is our tradition – and she would ask me to help her paint the parts she couldn't reach."

Bhajju Shyam was born in 1971 in Patangarh village in Madhya Pradesh state. He belongs to the Gonds, a tribal community with a highly visual tradition. Their work is painted on the mud walls of their houses – telling stories of creation, animals, deities and village life. Gond people believe good luck comes to those who see a good image. This community art is also a form of prayer, unconcerned with western realistic imperatives for perspective and lighting. It is form, geometry, intricate pattern and iconography that drive their powerful creativity.

This is not to say that Gond art is locked in the past. A more commercial form has evolved in the past decades as Gond artists have migrated to Bhopal, capital of Madhya Pradesh. There they have created works on paper and canvas – using pens and acrylic colour, rather than the palette of four earth colours employed at home.

Bhajju followed this route, leaving his village at 16 to work as night-watchman in Bhopal – until his uncle, a celebrated Gond artist, took him on as an apprentice. Bhajju initially painted out his uncle's work, but soon made a name for himself, exhibiting in France, Britain and Russia.

Fifteen years after he left his village, he achieved a breakthrough in the West with *The London Jungle Book** (Tara Publishing). The title is a sly reference to Kipling's book, which mythologises the animals of the Indian forest.

It was through the book and a show at the Museum of London that Bhajju came to the attention of WPP. At first it appeared that the collaboration would never come together. Bhajju speaks no English and it was only through an Ogilvy staff member in India that he was eventually contacted. It took two years to bring the project to fruition; Bhajju was busy with other work. But we didn't give up. No other Indian artist we saw came close to Bhajju's work.

WPP, as a global company, has always looked on India with admiration and respect. This creative partnership symbolises that relationship brilliantly.

*Available from www.tarabooks.com



WPP

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27 Farm Street
London W1J 5RJ
Telephone +44 (0)20 7408 2204
Fax +44 (0)20 7493 6819

125 Park Avenue
New York NY 10017-5529
Telephone +1 (212) 632 2200
Fax +1 (212) 632 2222

www.wpp.com